Exhibit 99.1

NOTICE OF SPECIAL MEETING OF SECURITYHOLDERS OF

BATTLE MOUNTAIN GOLD INC.

to be held on Thursday, June 8, 2017

and

MANAGEMENT INFORMATION CIRCULAR

with respect to a proposed

ARRANGEMENT

involving

GOLD STANDARD VENTURES CORP.

On the recommendation of a special committee, the Board of Directors of Battle
Mountain Gold Inc., has determined that the arrangement is fair to securityholders and that the arrangement is in the best interests of Battle Mountain Gold Inc. and recommends that securityholders vote FOR the arrangement.

May 8, 2017

TAKE ACTION AND VOTE TODAY

These materials are important and require your immediate attention. They require shareholders of Battle Mountain Gold Inc. to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal, tax or other professional advisors, or our proxy solicitation agent listed below.

Your vote is important regardless of the number of shares you own. Whether or not you are able to attend, we urge you to vote using your enclosed proxy or voting instruction form. Please carefully follow the instructions provided to vote your shares.

If you have any questions or require assistance with voting, please contact our proxy solicitation agent:

Laurel Hill Advisory Group:
North American Toll-Free Number: 1-877-452-7184
Collect Calls Outside North America: 416-304-0211
Email: assistance@laurelhill.com

What’s inside

Notice of Special Meeting of Battle Mountain Securityholders	iv
Frequently Asked Questions	vi
Management Information Circular	1
General Information	3
About the Meeting	9
Voting	10
The Arrangement	16
The Arrangement Agreement	31
Voting Agreement	48
Loan Agreement	50
Dissent Rights	52
Risk Factors	54
Certain Canadian Federal Income Tax Considerations	59
Certain Material United States Federal Income Tax Considerations	65
Arrangement Mechanics	71
Securities Laws Considerations	78
Information Pertaining to Battle Mountain	82
Information Pertaining to Gold Standard	95
Information Pertaining to Gold Standard Post Arrangement	104
Experts	109
Other Material Facts	109
Additional Information and Availability of Documents	109
Other Matters	110
Approval of the Board of Directors	110
Consent of Haywood	111
Consent of E&E	112

May 8, 2017

Dear Battle Mountain Securityholder:

You are invited to attend a special meeting (the “Meeting”) of securityholders of Battle Mountain Gold Inc. (“Battle Mountain”) to be held on Thursday, June 8, 2017 at 10:00 a.m. (Vancouver time) at the offices of Dentons Canada LLP located at 20th Floor, 250 Howe Street, Vancouver, British Columbia, Canada, V6C 3R8.

This is an important meeting for Battle Mountain.

Background

On April 11, 2017, Battle Mountain entered into an arrangement agreement (the “Arrangement Agreement”), with Gold Standard Ventures Corp. (“Gold Standard”) pursuant to which Gold Standard will acquire all of the issued and outstanding common shares of Battle Mountain (the “BMG Shares”), other than those already owned by Gold Standard, pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). The completion of the Arrangement is conditional, among other things, upon the approval of the Arrangement Resolution (as defined in the accompanying management information circular of Battle Mountain dated May 8, 2017 (the “Circular”)) and the receipt of all regulatory approvals and approvals of the Supreme Court of British Columbia (the “Court”), the Final Order of which will include a finding on the fairness of the terms and conditions of the Arrangement to Battle Mountain’s Securityholders participating in this transaction.

The Arrangement

Pursuant to the terms of the Arrangement, each shareholder of Battle Mountain (other than Gold Standard) will receive 0.1891 of a common share of Gold Standard (each whole common share, a “Gold Standard Share”) plus $0.08 in cash for each BMG Share held. In addition, other than those holders of certain options to acquire BMG Shares (“BMG Options”) to be cancelled in accordance with the Arrangement, outstanding BMG Options held by employees of Battle Mountain will be exchanged for options to acquire Gold Standard Shares and the remaining outstanding BMG Options and warrants to acquire common shares of Battle Mountain (“BMG Warrants”, together with the BMG Shares and the BMG Options, the “BMG Securities”) will become exercisable for Gold Standard Shares, all in accordance with the terms of the Arrangement.

Specific details of the Arrangement and the matters proposed to be put before the Meeting are set forth in the accompanying Circular. A copy of the Arrangement Agreement is available for inspection by Battle Mountain securityholders on SEDAR at www.sedar.com under Battle Mountain’s profile and at Battle Mountain’s office at Suite 300, 1055 W. Hastings Street., Vancouver, British Columbia, V6E 2E9 during statutory business hours until the date of the Meeting.

Special Committee & Board Recommendation

On the recommendation of a special committee of the board of directors established to consider the Arrangement, Battle Mountain’s board of directors (the “Board of Directors”) has unanimously determined (with the interested director, being Jonathan Awde, abstaining) that the Arrangement is fair to Battle Mountain Securityholders and that the Arrangement is in the best interests of Battle Mountain.

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THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS (WITH THE INTERESTED DIRECTOR, BEING JONATHAN AWDE, ABSTAINING) THAT BATTLE MOUNTAIN SECURITYHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

Voting Requirements

To be effective, the Arrangement must be approved by a special resolution passed by: (i) at least two-thirds of the votes cast by Battle Mountain shareholders who are present in person or represented by proxy at the Meeting; (ii) at least two-thirds of the votes cast by shareholders, optionholders and warrantholders of Battle Mountain, voting together as a single class, who are present in person or represented by proxy at the Meeting, and (iii) a simple majority (50% plus one vote) of the votes cast by Battle Mountain shareholders who are present in person or represented by proxy at the Meeting, excluding (a) Gold Standard and (b) certain insiders of Battle Mountain who will be receiving a collateral benefit in connection with the Arrangement. Members of the Board of Directors and senior officers of Battle Mountain representing 7.52% of the issued and outstanding BMG Shares on a fully-diluted basis have entered into a Voting Agreement with Gold Standard, whereby they have agreed to vote their BMG Securities in favour of the Arrangement.

Your vote is important. The accompanying notice of meeting and Circular provides a detailed description of the Arrangement, as well as detailed information regarding Battle Mountain and Gold Standard and certain pro forma and other information relating to the combined company after giving effect to the Arrangement. It also includes certain risk factors relating to the completion of the Arrangement and the potential consequences for a BMG shareholder exchanging their BMG Shares pursuant to the Arrangement. You are urged to read this information carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

Accompanying the Circular are several documents requiring your attention. We encourage you to complete, sign, date and return the applicable form of proxy or voting instruction form, in accordance with the instructions set out therein and in the Circular, so that your BMG Shares, BMG Options and BMG Warrants (as applicable) can be voted at the Meeting in accordance with your instructions. In order to be effective, a proxy must be deposited with Battle Mountain’s registrar and transfer agent, Computershare Investor Services Inc. (“Computershare”), Attention: Proxy Department, 8th floor, 100 University, Toronto, Ontario, M5J 2Y1 by no later than 10:00 a.m. (Vancouver time) on Tuesday, June 6, 2017 or two business days prior to any adjournment or postponement of the Meeting. We also encourage registered shareholders to complete, sign, date and return the enclosed Letter of Transmittal in accordance with the instructions set out therein and in the accompanying Circular, to the Depositary, Computershare, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1, so that if the Arrangement is completed, the cash and Gold Standard Shares to which you are entitled can be sent to you as soon as possible following completion of the Arrangement.

If you have any questions regarding the deposit of your BMG Shares to the Arrangement, please contact Computershare at 1-800-564-6253 toll-free in North America, or by email at corporateactions@computershare.com.

For other questions or if you require assistance with voting, please contact Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com

Closing Date

Subject to obtaining all required approvals and satisfying all required conditions, the Arrangement is expected to close on or about June 14, 2017.

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On behalf of the Board of Directors, I would like to thank all shareholders for their ongoing support as we work towards completion of this exciting transaction. We look forward to receiving your support at the Meeting.

Yours very truly,

/s/ “Chet Idziszek”
Chet Idziszek
Director and President, Chief Executive Officer
Battle Mountain Gold Inc.

Vote using the following methods prior to the Meeting. Registered Shareholders
	Internet	Telephone or Fax	Mail

Shares held in own name and represented by a physical certificate.	www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed postage paid envelope.

Non Registered Shareholders Shares held with a broker, bank or other intermediary.	www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed postage paid envelope.

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Notice of Special Meeting of Battle Mountain Securityholders

When	Where
Thursday, June 8, 2017	Offices of Dentons Canada LLP
10:00 a.m. (Vancouver time)	20th Floor, 250 Howe Street, Vancouver, British
Columbia, Canada, V6C 3R8

We will cover the following items of business at a special meeting (the “Meeting”) of securityholders of Battle Mountain Gold Inc. (“Battle Mountain”) to be held on Thursday, June 8, 2017 at 10:00 a.m. (Vancouver time) at the offices of Dentons Canada LLP located at 20th Floor, 250 Howe Street, Vancouver, British Columbia, Canada, V6C 3R8:

(1)

to consider and, if thought advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Schedule B to the accompanying management information circular of Battle Mountain dated May 8, 2017 (the “Circular”), to approve a plan of arrangement (the “Arrangement”) involving Gold Standard Ventures Corp. (“Gold Standard”), Battle Mountain and the shareholders, optionholders and warrantholders of Battle Mountain (collectively, the “BMG Securityholders”) pursuant to Section 288 of the Business Corporations Act (British Columbia), all as more particularly described in the Circular; and

(2)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The completion of the Arrangement is conditional upon, among other things, the requisite approval of the Arrangement Resolution and the receipt of all regulatory and court approvals.

Your vote is important.

You are entitled to receive this notice and vote at our Meeting if you owned common shares, options or warrants in the capital of Battle Mountain as of the close of business on May 9, 2017 (the “Record Date”). Only BMG Securityholders whose names have been entered in the applicable registers of Battle Mountain as of the close of business on the Record Date are entitled to receive notice of, and to vote at, the Meeting.

The board of directors of Battle Mountain unanimously recommends (with the interested director, being Jonathan Awde, abstaining) that Battle Mountain Securityholders vote FOR the Arrangement Resolution.

The accompanying Circular contains important information about what the Meeting will cover, who can vote and how to vote. Please read it carefully.

A registered shareholder may attend the Meeting in person or may be represented by proxy. A registered shareholder who is unable to attend the Meeting, or any adjournment thereof, in person is requested to date, sign and return the accompanying form of proxy for use at the Meeting or any adjournment thereof. To be effective, the proxy must be received by Computershare Trust Company of Canada, 100 University Avenue, Attention: Proxy Department, 8th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address by 10:00 a.m. (Vancouver time) on Tuesday, June 6, 2017 or not less than 48 hours (excluding

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Saturdays, Sundays and statutory holidays) before the time for holding the Meeting or any adjournment of the Meeting.

Registered shareholders have dissent rights with respect to the Arrangement Resolution, as more particularly described in the accompanying Circular under the heading “Dissent Rights”. Any registered shareholder who dissents from the Arrangement Resolution and follows the required procedure will be entitled to be paid by Gold Standard the fair market value of the Battle Mountain shares held by the registered shareholder, determined at the close of business on the last business day before the day of the Meeting.

These dissent rights must be strictly complied with in order for a registered shareholder to receive cash representing the fair market value of their Battle Mountain shares. To exercise these dissent rights, a written notice of dissent to the Arrangement Resolution must be received by Battle Mountain, c/o Dentons Canada LLP, 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8, Attention: Gary R. Sollis, not later than 10:00 a.m. (Vancouver time) on June 6, 2017, or two Business Days prior to any adjournment of the Meeting. Please see “Dissent Rights” on page 53 of the Circular for more information.

Persons who are beneficial owners of Battle Mountain shares registered in the name of a broker, investment dealer, custodian, nominee or other intermediary who wish to dissent should be aware that only registered shareholders of Battle Mountain are entitled to dissent. Accordingly, a beneficial owner of Battle Mountain shares desiring to exercise this right must make arrangements for the Battle Mountain shares beneficially owned by such Battle Mountain shareholder to be registered in such shareholder’s name prior to the time the written objection to the Arrangement Resolution is required to be received by Battle Mountain or, alternatively, make arrangements for the registered holder of such Battle Mountain shares to dissent on such shareholder’s behalf.

If you have any questions or require assistance in voting your proxy, please contact our proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211 or by email at assistance@laurelhill.com.

Vancouver, British Columbia	BY ORDER OF THE BOARD OF DIRECTORS
May 8, 2017

/s/ “Chet Idziszek”
Chet Idziszek
Director and President, Chief Executive Officer
Battle Mountain Gold Inc.

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Frequently Asked Questions

What is this document?

This Circular is being sent to you in connection with the Meeting that will be held on Thursday, June 8, 2017 at 10:00 a.m. (Vancouver time) at the offices of Dentons Canada LLP located at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8. This Circular provides information about the business of the Meeting, the Arrangement and Gold Standard. A form of proxy or voting instruction form also accompanies this Circular. Registered BMG Shareholders will also receive a Letter of Transmittal with this Circular.

Why is the Meeting being held?

We are holding the Meeting in order for BMG Securityholders to consider and vote on the proposed Arrangement, which, if approved, will result in Gold Standard acquiring all of the issued and outstanding BMG Shares.

Who is eligible to vote?

BMG Securityholders (being a holder of one or more BMG Shares, BMG Options or BMG Warrants) at the close of business on the Record Date (May 9, 2017) and their duly appointed representatives are eligible to vote. Each BMG Share is entitled to one vote, each BMG Option is entitled to one vote for each BMG Share issuable upon exercise thereof and each BMG Warrant is entitled to one vote for each BMG Share issuable upon exercise thereof. For more details, see “Voting” on page 10 of this Circular.

Who is soliciting my proxy?

Proxies are being solicited by Battle Mountain’s management. Battle Mountain has also retained Laurel Hill Advisory Group to assist with the solicitation of votes and communications with shareholders in connection with the Arrangement.

What is the Arrangement?

The Arrangement is a transaction pursuant to which Gold Standard will acquire all of the issued and outstanding BMG Shares, other than those which Gold Standard already owns.

The Arrangement will be carried out by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia), and must be approved by the Court, BMG Securityholders and the TSX-V.

Pursuant to the terms of the Arrangement, each BMG Shareholder (other than Gold Standard) will receive 0.1891 of a Gold Standard Share plus $0.08 in cash for each BMG Share held. In addition, other than those holders of certain BMG Options to be cancelled in accordance with the Arrangement, BMG Options held by employees of Battle Mountain will be exchanged for options to acquire Gold Standard Shares and the remaining outstanding BMG Options and BMG Warrants will become exercisable for Gold Standard Shares, all in accordance with the terms of the Arrangement.

The completion of the Arrangement is subject to customary closing conditions, including the receipt of all required approvals.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

How are Battle Mountain Options treated under the Arrangement?

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following shall occur in respect of outstanding BMG Options, without any further act or formality required on the part of any person:

  June Options: all June Options which have not been cancelled, exercised or otherwise terminated prior to the Effective Time shall be terminated and cancelled without any payment or consideration in respect thereof;

  BMG Employee Options: each outstanding BMG Employee Option (other than a June Option) held by the BMG Employee Optionholder shall be deemed to be disposed to Gold Standard, and in sole consideration therefor, Gold Standard shall issue to the BMG Employee Optionholder Replacement Options with the value of the Replacement Options being equivalent to the value of the BMG Employee Option so disposed, but otherwise having the same terms as the BMG
  Employee Option; and

  BMG Options: each outstanding BMG Option (other than a BMG Employee Option and a June Option) held by a BMG Optionholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for BMG Shares, be exercisable for Gold Standard Shares, with the value of the Gold Standard Shares for which each BMG Option is exercisable being equivalent to the value of the BMG Shares to which the original BMG Option was exercisable, but otherwise having the same terms as the original BMG Option.

For more details, see “Arrangement Mechanics - No Action Required for BMG Options and BMG Warrants” on page 73 of this Circular.

How are Battle Mountain Warrants treated under the Arrangement?

Pursuant to the Plan of Arrangement, commencing at the Effective Time, each outstanding BMG Warrant held by a BMG Warrantholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for one (1) BMG Share, be exercisable for a number of Gold Standard Shares equal to the Exchange Ratio, without any further act or formality required on the part of any person, and shall have an exercise price equal to the exercise price of the BMG Warrant immediately prior to the Effective Time, except that the aggregate number of Gold Standard Shares issuable to a BMG Warrantholder on the exercise of BMG Warrants having a common exercise date and price shall be rounded down to the nearest whole number.

For more details, see “Arrangement Mechanics - No Action Required for BMG Options and BMG Warrants” on page 73 of this Circular.

Who is Gold Standard?

Headquartered in Vancouver, British Columbia, Gold Standard is a Canadian based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States. Gold Standard’s flagship property is the Railroad-Pinion Project located in the Railroad Mining District at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

For a more complete description of Gold Standard’s business, see “Information Pertaining to Gold Standard” on page 82 of this Circular.

Why is Battle Mountain proposing the Arrangement?

The Board of Directors believes the Arrangement is in the best interests of Battle Mountain and its securityholders for the following reasons:

  Premium – The Consideration offered under the Arrangement values Battle Mountain at approximately $0.59 per BMG Share, which represents a 97% premium to the volume weighted average price of BMG Shares on the TSX-V for the 20-day period prior to April 11, 2017 (the last trading day prior to the announcement of the Arrangement), a 62% premium to the volume weighed average price of BMG Shares on the TSX-V for the 5-day period prior to April 11, 2017 and a 47% premium to the closing price of BMG Shares on the TSX-V as at April 11, 2017.

  Fairness Opinions – The Special Committee has received written opinions from both Haywood and E&E to the effect that, as at April 11, 2017, the Consideration to be received by BMG
  Shareholders pursuant to the Arrangement is fair, from a financial point of view, to BMG Shareholders (other than Gold Standard and its affiliates).

  Holdings in Larger Entity – The Arrangement will offer BMG Securityholders with the opportunity to participate in the future potential of Gold Standard, a leading gold explorer and developer with a portfolio of highly prospective exploration and development assets, superior liquidity, improved ability to obtain financing and a broad institutional following.

  Mitigation of Risks – By entering into the Arrangement, Battle Mountain will mitigate or remove certain risks, including exploration and development risk and the risk of potential equity dilution as a result of pursuing a financing to repay the funds used to exercise the Lewis Property Option.

  Increased Asset Diversification – The Arrangement will provide BMG Securityholders with the opportunity to diversify from Battle Mountain’s single asset risk profile and provides exposure to Gold Standard's growing portfolio of Nevada assets.

  Gold Standard’s Exploration and Development Expertise and Capabilities – The Arrangement will provide BMG Securityholders with access to Gold Standard's exploration and development expertise and financial strength to enhance the advancement of the Lewis Gold Project.

  Enhanced Market Presence – The Arrangement will provide BMG Securityholders with the opportunity to hold shares in a company with significantly greater analyst coverage and share liquidity than currently enjoyed by Battle Mountain.

  Low Execution Risk – There are no material regulatory issues which are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained.

  Voting Agreement – Holders of approximately 5.04% of the issued and outstanding BMG Shares on a non-diluted basis, 7.52% on a fully-diluted basis, as of the date of this Circular, representing the directors and officers of Battle Mountain, have entered into the Voting Agreement, pursuant to which they have agreed to vote in favour of the Arrangement Resolution.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

  Gold Standard’s Significant Ownership: Gold Standard beneficially holds approximately 26.35% of the issued and outstanding BMG Shares (on a non-diluted basis) as of the date of this Circular and will be entitled to vote its BMG Shares in favour of the Arrangement Resolution (other than in respect of obtaining “minority approval” under MI 61-101). In the absence of any equity dilutive event, any alternative transaction that Battle Mountain attempts to pursue would likely require Gold Standard’s support in order to be completed.

  Preferred Strategic Alternative – The Arrangement was the preferred transaction available to Battle Mountain and BMG Securityholders after investigating alternative transactions and obtaining advice from Battle Mountain’s financial and legal advisors.

  Continued Ability to Enter Superior Proposal – The Arrangement does not preclude the Board of Directors from considering and recommending to BMG Shareholders an unsolicited offer that the Board of Directors considers superior to the Arrangement.

  Independent Director Approval: The Arrangement, along with the Loan Agreement, was approved by Larry Kornze, the sole independent director of Battle Mountain, in accordance with MI 61-101.

  Required BMG Securityholder and Court Approvals – The following rights and approvals protect BMG Securityholders:

o

the Arrangement must be approved by: (i) not less than two-thirds of the votes cast at the Meeting by BMG Shareholders; (ii) not less than two-thirds of the votes cast at the Meeting by BMG Securityholders, voting together as a single class; and (iii) a simple majority (50% plus one vote) of BMG Shareholders excluding the votes of Gold Standard and certain insiders who will receive a collateral benefit in connection with the Arrangement;

o

the Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Arrangement to BMG Securityholders; and

o	registered BMG Shareholders will have Dissent Rights to the Arrangement.

  Treatment of BMG Options and BMG Warrants – Outstanding BMG Options (other than the BMG Employee Options and the June Options) and BMG Warrants shall remain outstanding in accordance with their terms and shall, in lieu of being exercisable for BMG Shares, be exercisable for Gold Standard Shares, allowing the holders thereof to participate in the potential growth opportunities that the combined companies may offer.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

What does the Board of Directors think about the Arrangement?

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS (WITH THE INTERESTED DIRECTOR, BEING JONATHAN AWDE, ABSTAINING) THAT BATTLE MOUNTAIN SECURITYHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION.

Mr. Awde abstained from voting on the Arrangement in accordance with the Business Corporations Act (British Columbia).

Has Battle Mountain received a fairness opinion in connection with the Arrangement?

Yes. Haywood and E&E have each provided a Fairness Opinion to the effect that, as of April 11, 2017, and based upon and subject to the assumptions, limitations and qualifications set forth their respective Fairness Opinions, the Consideration to be received by BMG Shareholders under the Arrangement is fair, from a financial point of view, to BMG Shareholders (other than Gold Standard and its affiliates).

Haywood has been engaged as financial advisor to Battle Mountain in connection with the Arrangement and in consideration for its services will receive a fee based in part on the success of the Arrangement. In considering the Arrangement, the Special Committee decided to engage E&E to provide an independent fairness opinion. The terms of E&E’s engagement provide that E&E is to receive a fixed-fee for delivery of their Fairness Opinion regardless of the conclusion reached therein and regardless of whether the Arrangement Agreement was entered into or whether the Arrangement is ultimately completed.

The full text of the Fairness Opinions can be found at Schedule D to this Circular. For more information, see “The Arrangement – E&E Fairness Opinion” and “The Arrangement – Haywood Fairness Opinion” on pages 22 and 24 of this Circular.

How will the Arrangement affect my ownership and voting rights as a BMG Shareholder?

If the Arrangement is completed, all the issued and outstanding BMG Shares will be owned by Gold Standard and you will no longer have any direct share ownership in Battle Mountain.

What level of securityholder approval is required for the Arrangement Resolution?

Approval of the Arrangement Resolution is required by: (i) at least two-thirds of the votes cast by BMG Shareholders who are present in person or represented by proxy at the Meeting; (ii) at least two-thirds of the votes cast by BMG Securityholders, voting together as a single class, who are present in person or represented by proxy at the Meeting; and (iii) a simple majority (50% plus one vote) of BMG Shareholders who are present in person or represented by proxy at the Meeting, excluding Gold Standard and certain insiders of Battle Mountain who will be receiving a collateral benefit in connection with the Arrangement. The text of the Arrangement Resolution is set out in full at Schedule B to this Circular.

Who intends to support the Arrangement Resolution?

Holders of approximately 5.04% of the issued and outstanding BMG Shares on a non-diluted basis, 7.52% on a fully-diluted basis, as of the date of this Circular, representing the directors and officers of Battle Mountain, have entered into the Voting Agreement, pursuant to which they have agreed to vote in favour of the Arrangement Resolution. For more information, see “Voting Agreement” on page 48 of this Circular.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

In addition, Gold Standard, being the holder of approximately 26.35% of the issued and outstanding BMG Shares (on a non-diluted basis) as of the date of this Circular, will be entitled to vote its BMG Shares in favour of the Arrangement Resolution (other than in respect of obtaining “minority approval” thereof under MI 61-101). For more information, see “About the Meeting – Level of Approval Required” and “Securities Laws Considerations – Collateral Benefits under MI 61-101” on pages 9 and 78 of this Circular, respectively.

When does Battle Mountain expect the Arrangement to be completed?

Since the Arrangement is conditional upon receipt of approvals from the Court, the TSX-V and BMG Securityholders, the exact timing of completion of the Arrangement cannot be predicted. However, the closing of the Arrangement is expected to occur on or about June 14, 2017.

What conditions must be satisfied to complete the Arrangement?

The Arrangement is conditional upon the receipt of, among other things: (i) BMG Securityholder approval of the Arrangement Resolution; (ii) the Court’s approval; (iii) the TSX-V accepting notice of the Arrangement; (iv) favourable Title Opinions on the Lewis Gold project from legal counsel in Nevada; (v) the TSX-V and the NYSE MKT conditionally approving the listing of the Gold Standard Shares to be issued to BMG Shareholders pursuant to the Arrangement; (vi) holders of no more than 7.5% of BMG Shares exercising Dissent Rights; and (vii) the satisfaction of certain other closing conditions customary for transactions of this nature. For more information, see “The Arrangement Agreement - Conditions” on page 31 of this Circular.

Am I entitled to dissent rights?

Registered BMG Shareholders are entitled to dissent rights in connection with the actions to be taken at the Meeting under Division 2 of Part 8 (Sections 237 to 247) of the Business Corporations Act (British Columbia). If registered BMG Shareholders holding more than 7.5% of the issued and outstanding BMG Shares send Notices of Dissent, Gold Standard is not obligated to proceed with the Arrangement. For more information, see “Dissent Rights” on page 52 of this Circular.

What if BMG Securityholders do not approve the Arrangement Resolution?

If the Arrangement Resolution is not approved, the Arrangement will not occur.

Pursuant to the terms of the Arrangement Agreement, if BMG Securityholder approval is not obtained by June 10, 2017 or such later date that Battle Mountain and Gold Standard agree to, either Battle Mountain or Gold Standard may terminate the Arrangement Agreement.

What if the Court does not approve the Arrangement?

The Arrangement will not occur, even if BMG Securityholders approve the Arrangement Resolution.

Are there risks I should consider in connection with the Arrangement?

Yes. There are a number of risk factors that you should consider in connection with the Arrangement. These are described in the section entitled “Risk Factors” on page 54 of this Circular.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

How do I vote?

There are different ways to submit your voting instructions depending on whether you are a registered or non-registered BMG Shareholder, a BMG Optionholder or a BMG Warrantholder.

  Registered BMG Shareholders, BMG Optionholders and BMG Warrantholders: You must be a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder at the close of business on the Record Date to vote. You may vote in person or by proxy. Your proxyholder need not be a BMG Securityholder.

  Non-registered BMG Shareholders: You may vote or appoint a proxy using the voting instruction form provided to you. Your vote or proxy appointment will be submitted by your bank, trust company, securities broker, trustee, custodian or other nominee who holds BMG Shares on your behalf to Battle Mountain.

For more information, see “Voting” on page 10 of this Circular.

How do I vote my BMG Shares, BMG Options or BMG Warrants in person?

If you are a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder and plan to attend the Meeting on June 8, 2017, and you wish to vote your BMG Shares, BMG Options or BMG Warrants in person at the Meeting, do not complete the enclosed form of proxy, as your vote will be taken and counted at the Meeting. Please register with Battle Mountain’s transfer agent, Computershare, upon arrival at the Meeting.

If your BMG Shares are held in an account with a bank, trust company, securities broker, trustee or other intermediary, please see the answer to the question “How do I vote if my BMG Shares are held in the name of an intermediary?” below.

How do I know if I am a registered BMG Shareholder or a non-registered BMG Shareholder?

You may own BMG Shares in one or both of the following ways:

  If you are in possession of a physical share certificate or a DRS Advice, you are a “registered BMG Shareholder” and your name and address are known to us through our transfer agent, Computershare.

  If you own BMG Shares through an account with a bank, trust company, securities broker, trustee or other intermediary, you are a “non-registered BMG Shareholder” and you will not have a physical share certificate or a DRS Advice. In this case, you will have an account statement from your bank or broker as evidence of your share ownership.

Most BMG Shareholders are non-registered shareholders. Their BMG Shares are registered in the name of an intermediary, such as a bank, trust company, securities broker, trustee, custodian or other nominee who holds BMG Shares on their behalf, or in the name of a clearing agency in which the intermediary is a participant (such as CDS Clearing and Depository Services Inc. (“CDS”)). Intermediaries have obligations to forward the Notice of Meeting, the Circular, the form of proxy and request for the voting instruction form (collectively the “Meeting Materials”) to such non-registered shareholders unless otherwise instructed by the holder (and as required by regulation in some cases, despite such instructions).

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Objecting beneficial owners (“OBOs”) are non-registered shareholders who do not want us to know their identity.

Non-objecting beneficial owners (“NOBOs”) are non-registered shareholders who do not object to us knowing their identity.

Broadridge will send the Meeting Materials to NOBOs based in and outside of Canada, along with instructions for completing and returning the form and the voting instruction form. Broadridge is responsible for following the voting instructions they receive, tabulating the results and providing appropriate instructions to our transfer agent, Computershare.

If you are a United States or Canada based OBO, Broadridge will send the Meeting Materials to your intermediary who can forward such Meeting Materials to you. The package includes the Notice of Meeting, the Circular and a request for a voting instruction form or a form of proxy.

If my BMG Shares are held in the name of an intermediary, will they automatically vote my BMG Shares for me?

No. Specific voting instructions must be provided. See “How do I vote if my BMG Shares are held in the name of an intermediary?” below.

How do I vote if my BMG Shares are held in the name of an intermediary?

  NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

  OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form. Your intermediary is responsible for properly executing your voting instructions.

Only registered BMG Shareholders, BMG Optionholders and BMG Warrantholders, or the persons they appoint as proxies, are permitted to attend and vote at the Meeting without taking further steps.

To attend and vote at the Meeting, (i) if you are a NOBO, you must follow the instructions on the voting instruction form, and return the completed voting instruction form to Computershare and (ii) if you are an OBO, you must follow the instructions on the voting instruction form, or in the case of a form of proxy, strike out the names of the person named in the proxy and insert your (or such other person’s) name in the blank space provided.

What happens if I sign the enclosed form of proxy?

If you are a registered BMG Shareholder, a BMG Optionholder or a BMG Warrantholder, signing the enclosed form of proxy gives authority to Battle Mountain’s listed officers to vote your BMG Shares, BMG Options or BMG Warrants, as the case may be, at the Meeting in accordance with your instructions. You have the right to appoint as your proxyholder a person or company (who need not be a shareholder) other than the persons designated in the form of proxy accompanying this Circular, to attend and to act on your behalf at the Meeting. You may do so by striking out the names of the persons designated in the form of proxy and by inserting that other person’s name in the blank space provided. If you hold your BMG Shares through an intermediary you should refer to “How do I vote if my BMG Shares are held in the name of an intermediary?” above.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

What should I do with my completed form of proxy?

If you are a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder, you must deposit your completed proxy with Computershare no later than 10:00 a.m. (Vancouver time) on Tuesday, June 6, 2017, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of any adjournment or postponement of the Meeting. If you hold BMG Shares through an intermediary you should refer to “How do I vote if my BMG Shares are held in the name of an intermediary?” above.

Once I have submitted my proxy, can I change my vote?

Yes. To revoke a proxy, a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder may deliver a written notice to our registered office at any time up to and including the last Business Day before the Meeting or any adjournment or postponement of the Meeting. A proxy also may be revoked by a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder on the day of the Meeting by delivering written notice to the chairman prior to the commencement of the Meeting. The written notice of revocation may be executed by the registered BMG Shareholder, BMG Optionholder or BMG Warrantholder, or by an attorney who has such registered BMG Shareholder’s, BMG Optionholder’s or BMG Warrantholder’s written authorization. If the registered BMG Shareholder, BMG Optionholder or BMG Warrantholder is a corporation, the written notice must be executed by a duly authorized officer or attorney. More information is provided in the section entitled “Voting – Changing your Vote” on page 14 of this Circular.

How will my BMG Shares, BMG Options or BMG Warrants be voted on the Arrangement Resolution if I give my proxy?

The BMG Shares, BMG Options and BMG Warrants represented by your proxy will be voted or withheld from voting in accordance with your instructions on any ballot that may be called for and if you specify a choice with respect to the Arrangement Resolution, your BMG Shares, BMG Options and BMG Warrants will be voted accordingly. If you submit a proxy, but do not provide specific instructions on your form of proxy as to how your BMG Shares, BMG Options and BMG Warrants should be voted, your BMG Shares, BMG Options and BMG Warrants will be voted FOR the Arrangement Resolution.

Can I vote or appoint a proxy by internet or telephone?

Registered BMG Shareholders, BMG Optionholders and BMG Warrantholders may use the internet (www.investorvote.com) or the telephone (1-866-732-8683 (North America) or 1-312-588-4290 (International)) to transmit voting instructions on or before the date and time noted above, and may also use the internet to appoint a proxyholder to attend and vote on their behalf at the Meeting. For information regarding voting or appointing a proxy by internet or telephone, see the form of proxy for registered BMG Shareholders, BMG Optionholders and BMG Warrantholders.

What if amendments are made to these matters or other business is brought before the Meeting?

The accompanying form of proxy confers discretionary authority on the individuals designated in the form of proxy with respect to any amendments or variations to the matters identified in the Notice of Meeting or other matters that may properly come before the Meeting and the named proxies in your properly executed proxy will vote on such matters in accordance with their best judgment. At the date of this Circular, we are not aware of any such amendments, variation or other matter which may be presented for action at the Meeting.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

How many BMG Shares, BMG Options and BMG Warrants are entitled to vote?

As of the Record Date, there were 63,027,856 BMG Shares issued and outstanding, 3,254,000 BMG Options outstanding and 3,237,960 BMG Warrants outstanding. Each BMG Share is entitled to one vote, each BMG Option is entitled to one vote for each BMG Share issuable upon exercise thereof, and each BMG Warrant is entitled to one vote for each BMG Share issuable upon exercise thereof. For more details, see “Voting” on page 10 of this Circular.

What are the income tax consequences of the Arrangement to shareholders?

The following summary is qualified in its entirety by the more detailed discussion and the assumptions under the headings "Certain Canadian Federal Income Tax Considerations" on page 59 of this Circular and “Certain Material United States Federal Income Tax Considerations” on page 65 of this Circular. All shareholders should consult with their own tax advisors.

BMG Shareholders who are Resident Holders will, pursuant to the terms of the Arrangement, receive only Gold Standard Shares for 51/59th of each BMG Share so exchanged and only cash for the remaining 8/59th of each such BMG Share. A Resident Holder will not recognize a capital gain (or capital loss) on the disposition of 51/59th of each BMG Share so exchanged for Gold Standard Shares pursuant to section 85.1 of the Tax Act, unless it chooses to recognize a capital gain (or capital loss) by including such capital gain (or capital loss) in computing its income for the taxation year in which the exchange takes place. A Resident Holder will recognize a capital gain (or capital loss) on the disposition of the remaining 8/59th of each BMG Share so exchanged for cash to the extent the amount of cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such 8/59th of a BMG Share.

Shareholders who are Non-Resident Holders will generally not be taxable in Canada with respect to any capital gains arising on the disposition of BMG Shares pursuant to the Arrangement provided that such BMG Shares do not constitute “taxable Canadian property” as defined in the Tax Act to such Shareholder.

The tax treatment of BMG Options and BMG Warrants is not discussed in this summary or elsewhere in the Circular, and affected BMG Optionholders and BMG Warrantholders should consult with their own tax advisors in this regard.

All shareholders should review the more detailed information under "Certain Canadian Federal Income Tax Considerations" on page 59 of this Circular and “Certain Material United States Federal Income Tax Considerations” on 65 of this Circular.

How do I receive consideration for my BMG Securities under the Arrangement?

Battle Mountain is sending each registered BMG Shareholder a Letter of Transmittal with this Circular, which will allow registered BMG Shareholders to receive the Consideration on the completion of the Arrangement.

In order to receive the Consideration for BMG Shares, registered BMG Shareholders must complete, sign, date and return the enclosed Letter of Transmittal and all documents required thereby in accordance with the instructions set out therein to the Depositary.

The Letter of Transmittal and accompanying documentation may be revoked by notice in writing to the Depositary at any time prior to 10:00 a.m. (Vancouver time) on the Business Day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the Business Day preceding the date of the

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com reconvened Meeting, in which case the Letter of Transmittal and all accompanying documentation will be returned forthwith.

Non-registered shareholders should contact their bank, trust company, securities broker, trustee, custodian or other nominee who holds BMG Shares on their behalf for further details on how to receive the Consideration.

For more detailed information, please review “Arrangement Mechanics - Letter of Transmittal” on page 73 of this Circular.

What if I have other questions?

BMG Securityholders who have additional questions about the Arrangement should contact Laurel Hill at 1-877-452-7184 toll free in North America, or call collect outside North America at 416-304-0211, or by email at assistance@laurelhill.com.

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If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Management Information Circular

You’ve received this Circular because our records indicate that you own BMG Securities as of the close of business on the Record Date. We are sending you this Circular in connection with the Meeting of BMG Securityholders scheduled to be held on Thursday, June 8, 2017. The location of the Meeting will be at the offices of Dentons Canada LLP located at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8. You have the right to attend the Meeting and vote your BMG Securities, in person or by proxy. You retain these rights if the Meeting is adjourned or postponed.

At the Meeting, you will be asked to consider the Arrangement Resolution to approve the Arrangement pursuant to which Gold Standard will acquire all of the issued and outstanding BMG Shares, other than those already owned by Gold Standard, by way of a statutory plan of arrangement pursuant to the Business Corporations Act (British Columbia).

Both the Board of Directors and management of Battle Mountain encourage you to vote. Our management will be soliciting your vote for this Meeting and any Meeting that is reconvened if it is postponed or adjourned. You may be contacted by telephone by a representative of Battle Mountain. If you have any questions, you can contact our proxy solicitation agent, Laurel Hill Advisory Group (“Laurel Hill”), by telephone at 1-877-452-7184 toll free in North America, 1-416-304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

This Circular is dated May 8, 2017. Unless otherwise stated, information in this Circular is current as of May 8, 2017.

Receiving Documents

This Circular is expected to be mailed to BMG Securityholders on or about May 11, 2017 with a form of proxy or voting instruction form and, in the case of registered BMG Shareholders, a Letter of Transmittal. This mailing will be conducted in accordance with applicable laws.

The Meeting Materials are being sent to both registered and non-registered BMG Shareholders and to all BMG Optionholders and BMG Warrantholders. Broadridge is sending the Meeting Materials and a voting instruction form to NOBOs. Broadridge will further send the Meeting Materials, and a voting instruction form to Battle Mountain’s OBOs. Battle Mountain intends to pay for intermediaries to forward to OBOs under NI 54-101, this Circular and the Form 54-107 - Request for Voting Instructions Made by Intermediary.

If you are a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder, send your completed proxy by fax, mail, telephone or on the internet, to Computershare. Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on Tuesday, June 6, 2017, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays) prior to the time of any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to accept late proxy forms.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

If you are a non-registered BMG Shareholder and you have received these materials from us or Broadridge (e.g., you are a NOBO), we have obtained your name, address and information about your shareholdings from your securities broker, custodian, nominee, fiduciary or other intermediary holding these securities on your behalf in accordance with applicable requirements of securities regulators. By sending these materials to you directly, we (and not your intermediary) have assumed responsibility for delivering them to you and executing your voting instructions. Please return your voting instructions as specified in the enclosed Meeting Materials and voting instruction form.

If you are a non-registered BMG Shareholder and object to us receiving access to your name and address (e.g., you are an OBO), we have provided these documents to your broker, custodian, fiduciary or other intermediary to forward to you. Please follow the voting instructions that you receive from your intermediary. Your intermediary is responsible for executing your voting instructions.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

General Information

Defined Terms

This Circular contains defined terms. For a list of the defined terms used in this Circular, please see the Glossary. It is attached as Schedule A to this Circular.

Information Contained in this Circular

The information contained in this Circular is given as at May 8, 2017, except where otherwise noted, and information contained in documents incorporated by reference herein is given as of the dates noted in those documents. Neither the delivery of this Circular, nor any distribution of the securities referred to in this Circular, will, under any circumstance, create an implication that there has been no change in the information set forth herein since the date as of which such information is given in this Circular.

This Circular does not constitute an offer to buy or a solicitation of an offer to sell any securities, or the solicitation of a proxy, by any person in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such an offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such an offer or solicitation.

You should not construe the contents of this Circular as legal, tax or financial advice and should consult with your own professional advisors in considering the relevant legal, tax, financial or other matters contained in this Circular.

No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular (or incorporated by reference herein). If given or made, any such information or representation must not be relied upon as having been authorized by us.

All summaries of, and references to, the Arrangement in this Circular are qualified in their entirety by reference to the complete text of the Plan of Arrangement (which is attached as Schedule C to this Circular) and the Arrangement Agreement (which is available under Battle Mountain’s profile on SEDAR at www.sedar.com). You are urged to carefully read the full text of the Plan of Arrangement and the Arrangement Agreement in its entirety.

Information Concerning Gold Standard

Except as otherwise indicated, the information concerning Gold Standard contained in this Circular has been provided by Gold Standard or has been taken from, or is based upon, publicly available information and records on file with Canadian securities regulatory authorities and other public sources. In the Arrangement Agreement, Gold Standard provided a covenant that it would furnish to Battle Mountain such information regarding Gold Standard which was reasonably required by Battle Mountain in the preparation of this Circular, and that Gold Standard shall ensure that no such information includes any untrue statement of a material fact or omits to state a material fact required to be stated in this Circular in order to make any information so furnished or any information concerning Gold Standard, as the case may be, not misleading in light of the circumstances in which it is disclosed. Although we have no knowledge that would indicate that any statements contained herein concerning Gold Standard provided by Gold Standard, or taken from or based on such documents and records are untrue or incomplete, neither Battle Mountain nor any of its directors or officers assume any responsibility for the accuracy or completeness of such information, including any of Gold Standard’s financial statements or Gold Standard’s mineral reserve and mineral resource estimates, or for any failure of Gold Standard to

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

Cautionary Notice Regarding Forward-Looking Statements and Information

This Circular, and the documents incorporated in it by reference, contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. When used in this Circular, the words “anticipate”, “believe”, “continue” “estimate”, “expect”, “objective”, “ongoing”, “will”, “project”, “should”, “intend”, “potential”, “target”, “plan”, “forecast”, “budget”, “may”, “schedule” and other similar expressions are intended to identify forward-looking statements or information. These forward-looking statements or information relate to, among other things:

  the delivery of the Meeting Materials, the solicitation and voting of proxies and the conduct of business at the Meeting;

  whether the conditions of the Arrangement will be satisfied or, where permitted, waived;

  whether the Court will approve the Arrangement;

  whether the Arrangement will be completed;

  the timing and implementation of the Arrangement;

  the number of Gold Standard Shares expected to be outstanding upon the completion of the Arrangement;

  the anticipated benefits of the Arrangement;

  the estimated expenses of Battle Mountain and Gold Standard that will be incurred in connection with the Arrangement;

  the estimated benefit to be received by directors and officers of Battle Mountain in connection with the Arrangement;

  the integration of Battle Mountain with Gold Standard following the Arrangement;

  the business outlook of Gold Standard following the Arrangement;

  plans and expectations for Gold Standard’s properties and operations following the Arrangement;

  forecast business and financial results, including the estimates of expected or anticipated economic returns from Gold Standard’s mining projects following the Arrangement;

  Gold Standard’s mineral resource estimates;

  the transfer restrictions (or lack thereof) with respect to the Gold Standard Shares issued to BMG Shareholders upon the completion of the Arrangement;

  the listing of the Gold Standard Shares issuable pursuant to the Arrangement on the TSX-V and NYSE MKT;

  the exercise of Dissent Rights by registered BMG Shareholders;

  the effects of laws, regulations and government policies affecting Battle Mountain and Gold Standard’s operations or potential future operations;

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com the trading price of BMG Shares and Gold Standard Shares;

  certain combined pro forma operational and financial information of the combined companies;

  Battle Mountain’s and Gold Standard’s expectations in respect of future dividend distributions; and

  the anticipated tax treatment of the Arrangement for BMG Shareholders.

These statements reflect our current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this Circular and we have made assumptions and estimates based on or related to many of these factors. The factors and assumptions related to the Arrangement include, but are not limited to:

  the approval of the Arrangement by the Court and regulatory authorities;

  the approval of the Arrangement Resolution by BMG Securityholders;

  the satisfaction, or waiver, of all conditions to the completion of the Arrangement in accordance with the terms of the Arrangement Agreement;

  no material changes in the legislative and operating framework for the business of Battle Mountain or Gold Standard, as applicable;

  the combined financial performance of Battle Mountain and Gold Standard after giving effect to the Arrangement;

  no material adverse changes in the business of either or both of Battle Mountain and Gold Standard;

  no significant event occurring outside the ordinary course of business of Battle Mountain or Gold Standard, as applicable, such as a natural disaster or other calamity; and

  the completion of the Arrangement.

Other factors include, without limitation: fluctuations in spot and forward markets for gold and certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in foreign exchange rates; Gold Standard’s limited operating history; Gold Standard’s history of losses and expectation of future losses; Gold Standard’s ability to obtain adequate financing for exploration and development; the uncertain nature of estimating mineral reserves and resources; changes in national and local government, legislation, taxation, controls or regulations; political or economic developments in the United States and other jurisdictions in which Battle Mountain and Gold Standard may carry on business in the future; operational risks and hazards associated with the business of mineral exploration and development (including equipment breakdowns, natural disasters, environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, cave-ins and flooding); risks relating to the creditworthiness or financial condition of suppliers, contractors and other counterparties with whom Battle Mountain and Gold Standard do business with; inadequate insurance, or inability to obtain insurance, to cover the risks and hazards described herein; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining; diminishing quantities or grades of mineral resources as properties are mined; global financial conditions; Gold Standard’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, Battle Mountain’s and Gold Standard’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; competition in the mining industry for properties, equipment, qualified personnel, and their costs; and those factors identified under the heading “Risk Factors” on page 54 of this Circular, as well as those factors identified under the caption “Risk Factors” in Battle Mountain’s most recently filed Management’s Discussion and Analysis and under the caption “Risk Factors” in Gold Standard’s most recently filed Annual Information Form, each as filed with Canadian provincial securities regulatory authorities and available on SEDAR (www.sedar.com) under Battle Mountain’s and Gold Standard’s respective profiles.

You are cautioned against attributing undue certainty or reliance on forward-looking statements or forward-looking information. Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. We do not intend, and do not assume any obligation, to update the forward-looking statements or information contained in this Circular (including the documents incorporated by reference herein) to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Notice to United States Battle Mountain Securityholders

The (i) Gold Standard Shares issuable to BMG Shareholders in exchange for their BMG Shares under the Plan of Arrangement and (ii) replacement Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be issuable to BMG Optionholders and BMG Warrantholders, respectively, in exchange for their BMG Options and BMG Warrants, respectively, under the Plan of Arrangement, have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. The solicitation of proxies for the Meeting is not subject to the requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, this Circular has been prepared solely in accordance with disclosure requirements in Canada, and the solicitations and transactions contemplated in this Circular are made in the United States for securities of a Canadian issuer in accordance with Canadian corporate and securities laws. Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the U.S. Securities Act and proxy statements under the U.S. Exchange Act.

The Section 3(a)(10) Exemption does not exempt the subsequent issuance of securities issuable upon exercise of securities issued pursuant to the Section 3(a)(10) Exemption. Therefore, the Section 3(a)(10) Exemption is not available for the issuance of Gold Standard Shares upon the exercise of Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be issuable pursuant to the Plan of Arrangement. Such Gold Standard Shares may be issued only in accordance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, and prior to any such exercise Gold Standard may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Gold Standard, to such effect.

All financial statements and other financial information related to Battle Mountain and Gold Standard included or incorporated by reference in this Circular have been prepared in Canadian dollars and in accordance with IFRS as issued by the International Accounting Standards Board. Consequently, such

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com financial statements and other financial information are not comparable in all respects to financial statements prepared in accordance with United States generally accepted accounting principles.

Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in, or incorporated by reference in, this Circular have been prepared in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Properties (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum Definitional Standards on Mineral Resources and Mineral Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council, as amended. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC and U.S federal securities laws. Without limiting the foregoing, this Circular, uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”. U.S. securityholders are advised that, while such terms are recognized and required by Canadian securities laws, the SEC does not recognize them. Under U.S. federal securities laws and U.S. generally accepted accounting principles, a mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. BMG Securityholders in the United States are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of “inferred mineral resources” will ever be upgraded to a higher category. Therefore, BMG Securityholders in the United States are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Accordingly, information concerning descriptions of mineralization and resources contained in, or incorporated by reference in, this Circular may not be comparable to information made public by United States companies subject to the domestic reporting and disclosure requirements of the SEC.

The enforcement by investors of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that Battle Mountain and Gold Standard are both incorporated or otherwise organized under the laws of Canada, that some or all of their officers and directors are residents of countries other than the United States, that some of the experts named in this Circular are residents of countries other than the United States, and that some of the assets of Battle Mountain and Gold Standard and such persons are located outside the United States. As a result, it may be difficult or impossible for BMG Securityholders to effect service of process within the United States upon Battle Mountain, Gold Standard or their respective directors or officers, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal or state securities laws of the United States. In addition, BMG Securityholders should not assume that the courts in Canada would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal or state securities laws of the United States.

The (i) Gold Standard Shares receivable by BMG Shareholders under the Plan of Arrangement and (ii) replacement Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be receivable by BMG Optionholders and BMG Warrantholders, respectively, upon completion of the Plan of Arrangement may be resold without restriction under the U.S. Securities Act, except by persons who are "affiliates" of Gold Standard after the Effective Date or who have been affiliates of BMG within 90 days before the Effective Date. See “Securities Law Considerations – United States” on page 80 of this Circular.

Holders of BMG Securities should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com are resident in, or citizens of, the United States may not be described fully herein. See "Certain Material United States Federal Income Tax Considerations" on page 65 of this Circular for more information.

THE GOLD STANDARD SECURITIES ISSUABLE (OR DEEMED ISSUABLE) TO BMG SECURITYHOLDERS PURSUANT TO THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR THE SECURITIES REGULATORY AUTHORITY OF ANY STATE OF THE UNITED STATES PASSED ON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Reporting Currencies and Accounting Principles

Unless stated otherwise or the context otherwise requires, all references to dollar amounts in this Circular are references to Canadian dollars. References “US$” are to U.S. dollars and references to “$” or “Cdn$” are to Canadian dollars. Battle Mountain’s and Gold Standard’s financial statements incorporated by reference in this Circular have each been prepared in accordance with IFRS.

Currency Exchange Rate Information

The following table sets forth the high and low exchange rates for one U.S. dollar expressed in Canadian dollars for each period indicated, the average of the exchange rates for each period indicated and the exchange rate at the end of each such period, based upon buying rates provided by the Bank of Canada:

		Year ended December 31 (Cdn$)(2)
	January to May 8, 2017 (Cdn$)(1)	2016	2015	2014
High	1.3743	1.4589	1.399	1.1643
Low	1.3016	1.2544	1.1728	1.0614
Rate at end of period	1.3705	1.3427	1.3840	1.1601
Average rate for period	1.3314	1.3248	1.2787	1.1044

Note:

(1)

For the 2017 period, all exchange rates are based upon the daily average exchange rates provided by the Bank of Canada. As of April 28, 2017, the Bank of Canada changed how it published foreign exchange rates. The Bank of Canada no longer produces noon and closing daily exchange rates, in favor of daily average exchange rates. This transition began on January 1, 2017.

(2)	For the 2014 – 2016 periods, all exchange rates are based upon the daily noon exchange rates provided by the Bank of Canada.

On the date of this Circular, the daily average exchange rate for one U.S. dollar expressed in Canadian dollars provided by the Bank of Canada was Cdn$1.3705.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

About the Meeting

Our Meeting gives you the opportunity to vote on items of Battle Mountain’s business – including the Arrangement Resolution – receive an update on Battle Mountain, meet face to face with management and interact with our Board of Directors.

What the Meeting will Cover

We’ll cover the following two items of business at the Meeting:

1.	Arrangement Resolution

BMG Securityholders will be asked to consider and vote on the Arrangement Resolution, which authorizes and approves an arrangement involving Battle Mountain and Gold Standard under Section 288 of the Business Corporations Act (British Columbia), pursuant to which Gold Standard will acquire all of the issued and outstanding BMG Shares, other than those already owned by Gold Standard. The full text of the Arrangement Resolution is attached as Schedule B to this Circular.

The Board of Directors unanimously recommends (with the interested director, being Jonathan Awde, abstaining, in accordance with the provisions of the Business Corporations Act (British Columbia) that BMG Securityholders vote FOR the Arrangement Resolution.

2.	Other Business

We will also consider other matters that properly come before the Meeting. As of the date of this Circular, we are not aware of any other items of business to be considered at the Meeting. If other items of business are properly brought before the Meeting or after any postponement or adjournment, you (or your proxyholder, if you are voting by proxy) can vote as you see fit.

Quorum

We can only hold the Meeting and transact business if, at the beginning of the Meeting, we have a quorum, which means two or more people attending the Meeting that hold, or represent by proxy, not less than 5% of the total BMG Shares issued and outstanding.

Level of Approval Required

To be approved, the Arrangement Resolution must receive the following levels of support at the Meeting:

i.	at least two-thirds of the votes cast by BMG Shareholders who are present in person or represented by proxy at the Meeting;

ii.	at least two-thirds of the votes cast by BMG Securityholders, voting together as a single class, who are present in person or represented by proxy at the Meeting; and

iii.

a simple majority (50% plus one vote) of BMG Shareholders who are present in person or represented by proxy at the Meeting, excluding Gold Standard and certain insiders of Battle Mountain who will be receiving a collateral benefit in connection with the Arrangement. See “Securities Laws Considerations - Collateral Benefits under MI 61-101” for more information.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Voting

Who can Vote

You are entitled to receive notice of and vote at the Meeting to be held on Thursday, June 8, 2017, if you held BMG Securities as of the close of business on the Record Date, being May 9, 2017. All BMG Shares in the capital of Battle Mountain are of the same class and each carries the right to one vote. As of the date of this Circular, there are 63,027,856 BMG Shares issued and outstanding.

Each BMG Share you own entitles you to one vote on each item of business to be considered at the Meeting.

Each BMG Option you own entitles you to one vote for each BMG Share issuable upon the exercise thereof on the Arrangement Resolution.

Each BMG Warrant you own entitles you to one vote for each BMG Share issuable upon the exercise thereof on the Arrangement Resolution.

How to Vote

Voting can completed by way of (i) submitting a form of proxy, (ii) submitting a voting instruction form or (iii) attending the Meeting and vote your BMG Securities in person.

The voting process is different depending on whether you are a registered BMG Shareholder or non-registered BMG Shareholder. You are a registered BMG Shareholder if your name appears on your share certificate or DRS Advice. You are a non-registered BMG Shareholder if your bank, trust company, securities broker, trustee or other financial institution (each, a “nominee”) holds your BMG Shares. This means the BMG Shares are registered in your nominee’s name.

Voting by proxy or by voting instruction form is the easiest way to vote. It means you are giving someone else (called your proxyholder) the authority to attend the Meeting and vote your BMG Securities for you.

There are different ways to submit your voting instructions, depending on whether you are a registered or non-registered BMG Shareholder, a BMG Optionholder or BMG Warrantholder.

Non-Registered BMG Shareholders

The information set out in this section is important to many shareholders as a substantial number of BMG Shareholders do not hold their BMG Shares in their own name.

You are a non-registered (or beneficial) BMG Shareholder if your BMG Shares are registered in the name of:

  your bank, trust company, securities dealer or broker, trustee, administrator, custodian or other intermediary, who holds your shares in a nominee account; or

  a clearing agency like CDS.

“OBOs” are non-registered shareholders who do not want us to know their identity.

“NOBOs” are non-objecting non-registered shareholders that do not object to us knowing their identity.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Our agent, Broadridge, will send the Meeting Materials and a voting instruction form (along with instructions for completing the form and returning it to them) to NOBOs based in and outside Canada. Broadridge is responsible for following the voting instructions it receives, tabulating the results and then providing appropriate instructions to our transfer agent, Computershare.

If you’re an OBO, Broadridge will send the Meeting Materials to your intermediary so they, or their service company, can forward the Meeting Materials to you, unless you’ve waived the right to receive certain proxy-related materials.

Broadridge’s costs of mailing the Meeting Materials will be borne by Battle Mountain.

Generally, a non-registered BMG Shareholder who has not waived the right to receive Meeting Materials will either:

  be given a form of proxy which has already been signed by their intermediary (typically by a facsimile with a stamped signature), which is restricted as to the number of BMG Shares beneficially owned by the non-registered BMG Shareholder and must be completed, but not signed, by the non-registered BMG Shareholder and deposited with Computershare; or

  more typically, be given a voting instruction form which is not signed by the intermediary and which, when properly completed and signed by the non-registered BMG Shareholder and returned to the intermediary or its service corporation, will constitute voting instructions which the intermediary must follow.

The process of voting using the voting instruction form will vary depending whether you are a “NOBO” or an “OBO”, as follows:

  NOBOs: Fill in the voting instruction form you received with this package and carefully follow the instructions provided. You can send your voting instructions by phone or by mail or through the internet.

  OBOs: Sign and date the voting instruction form your intermediary sends to you, and follow the instructions for returning the form. Your intermediary is responsible for properly executing your voting instructions.

Additionally, Battle Mountain may utilize Broadridge's QuickVote TM service to assist BMG Shareholders with voting their BMG Shares. NOBOs may be contacted by Laurel Hill Advisory Group to conveniently obtain a vote directly over the phone.

Non-registered BMG Shareholders should carefully follow the instructions provided to them by their intermediary.

Registered BMG Shareholders, BMG Optionholders and BMG Warrantholders

You are a registered BMG Shareholder if you hold a share certificate or a DRS Advice representing BMG Shares in your name.

Registered BMG Shareholders, along with BMG Optionholders and BMG Warrantholders, may vote by proxy.

If you are a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder, we must send the Meeting Materials and a form of proxy to you directly.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Voting by Proxy

Our President and Chief Executive Officer, Chet Idziszek, or failing him, our Chief Financial Officer and Corporate Secretary, Ian Brown, have agreed to act as the Battle Mountain management proxyholders in connection with the Meeting. You can appoint someone other than the Battle Mountain management proxyholders to attend the Meeting and vote on your behalf. If you want to appoint someone else as your proxyholder, strike out the names on the enclosed proxy form and print the name of the person you want to appoint as your proxyholder in the space provided. This person does not need to be a BMG Securityholder.

On any ballot, your proxyholder must vote your BMG Securities or withhold your vote according to your instructions and if you specify a choice on a matter, your BMG Securities will be voted accordingly. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, your proxyholder has the discretion to vote your BMG Securities as he or she sees fit.

It is important you provide voting instructions with your proxy. If you appoint the Battle Mountain management proxyholders, but do not tell them how to vote, your BMG Securities will be voted FOR the Arrangement Resolution. This is consistent with the voting recommendations of the Board of Directors. If there are other items of business that properly come before the Meeting, or amendments or variations to the items of business, the Battle Mountain management proxyholders will vote according to management’s recommendation.

If you appoint someone other than the Battle Mountain management proxyholders to be your proxyholder, that person must attend and vote at the Meeting for your vote to be counted.

A proxy will not be valid unless it is signed by the registered BMG Shareholder, BMG Optionholder or BMG Warrantholder, as applicable, or by the registered BMG Shareholders’, BMG Optionholders’ or BMG Warrantholders’ attorney with proof that they are authorized to sign. If you represent a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder who is a corporation or association, your proxy should have the seal of such corporation or association, and must be executed by an authorized officer of, or an attorney who has written authorization from, such company or association. If you execute a proxy as an attorney for an individual registered BMG Shareholder, BMG Optionholder or BMG Warrantholder, or as an authorized officer or attorney of a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder who is a corporation or association, you must include the original, or a notarized copy, of the written authorization for such officer or attorney, with your proxy form.

If you are voting by proxy, you may vote by any of the following means:

  by phone;

  by mail;

  by fax; or

  on the internet.

Computershare must receive your proxy by 10:00 a.m. (Vancouver time) on Tuesday, June 6, 2017, or at least 48 hours (excluding Saturdays, Sundays and statutory holidays in the province of British Columbia) prior to the time set for any adjournment or postponement of the Meeting. The chairman of the Meeting has the discretion to accept late proxy forms.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

By telephone

You may vote your BMG Securities using the telephone by dialling the following toll-free number from a touch tone telephone: 1-866-732-8683 (North America) or 1-312-588-4290 (International). If you vote using the telephone, you will need your control number, which appears below your name and address on your proxy form.

By mail

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare in the envelope provided.

If you did not receive a return envelope, please send the completed form to:

Computershare Investor Services Inc.
Attention: Proxy Department
100 University Avenue
8th Floor
Toronto, Ontario M5J 2Y1

By fax

Complete your proxy form, including the section on declaration of residency, sign and date it, and send it to Computershare by fax at 1-866-249-7775 (North America) or 1-416-263-9524 (International).

Via Internet

Go to www.investorvote.com and follow the instructions on screen. If you vote using the internet, you will need your control number, which appears below your name and address on your proxy form.

Attending the Meeting and Voting in Person

Non-registered BMG Shareholders

If you are a NOBO or an OBO holding your shares in a customer account at a U.S.-registered broker-dealer, your shares will not be voted, and your shares will not be represented at the Meeting, unless you complete and return a voting instruction form.

When you arrive at the Meeting, make sure you register with a representative from Computershare so your voting instructions can be taken at the Meeting.

Registered BMG Shareholders, BMG Optionholders and BMG Warrantholders

Do not complete the enclosed proxy form if you want to attend the Meeting and vote in person. Simply attend in person on the date on the Meeting and register with a representative from Computershare when you arrive.

Send us your Voting Instructions Right Away

Your vote will only be counted if Computershare receives your voting instructions before 10:00 a.m. (Vancouver time) on Tuesday, June 6, 2017, if you are submitting your voting instructions online or by telephone, or if you are sending the proxy form by mail.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Make sure the proxy form is properly completed and you allow enough time for it to reach Computershare if you are sending it by mail.

If the Meeting is postponed or adjourned, Computershare must receive your voting instructions at least 48 hours before the Meeting is reconvened.

Changing your Vote

Non-registered BMG Shareholders

Only registered BMG Shareholders have the right to revoke a proxy. Non-registered BMG Shareholders can change their vote by following the instructions provided to them from their intermediary.

Registered BMG Shareholders, BMG Optionholders and BMG Warrantholders

You can revoke your proxy by sending a new completed proxy form with a later date, or a written note signed by you, or by your attorney if he or she has your written authorization. You can also revoke your proxy in any manner permitted by law.

If you represent a registered BMG Shareholder, BMG Optionholder or BMG Warrantholder who is a corporation or association, your written note must have the seal of such corporation or association, and must be executed by an authorized officer or an attorney who has such corporation’s or association’s written authorization. An original, or a notarized copy, of the written authorization must accompany the revocation notice.

We must receive the written notice any time up to and including the last Business Day before the day of the Meeting, or the day the Meeting is reconvened if it was postponed or adjourned.

Send the signed written notice to:

Battle Mountain Gold Inc.
c/o Dentons Canada LLP
250 Howe Street
Vancouver, British Columbia
Canada, V6C 3R8
Attention: Gary R. Sollis

You can also give your written notice to the chairman of the Meeting on the day of the Meeting. If the Meeting has already started, your new voting instructions can only be executed for items that have not yet been voted on.

If you’ve sent in your completed proxy form and since decided that you want to attend the Meeting and vote in person, you need to revoke the proxy form before you vote at the Meeting.

Processing the Votes

Our transfer agent, Computershare, or its authorized agents count and tabulate the votes on our behalf.

We will announce the voting results of the Meeting by way of a news release, shortly after the completion of the Meeting.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Soliciting Votes

Our management will be soliciting votes for the Meeting. Gold Standard has also retained Laurel Hill Advisory Group to assist with the solicitation of votes and communications with Shareholders in connection with the Arrangement. In connection with these services, Laurel Hill is expected to receive a fee of $30,000 plus taxes and reasonable out-of-pocket expenses. BMG Shareholders with any questions or concerns on the Arrangement or the information contained in this Circular are encouraged to contact Laurel Hill Advisory Group toll-free at 1-877-452-7184 (416-304-0211 collect) or by email at assistance@laurelhill.com.

Costs of solicitation will be borne by Gold Standard.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

The Arrangement

Background to the Transaction

The Arrangement Agreement is the result of arm’s length negotiations between representatives of Battle Mountain and Gold Standard, and their respective advisors, that were conducted principally between February and April 2017. The following is a summary of the events leading up to the execution of the Arrangement Agreement, including certain events relating to the meetings, negotiations, discussions and actions between the Parties that preceded the execution and public announcement of the Arrangement Agreement.

Battle Mountain is a Vancouver-based mineral exploration and development company which holds a single material asset, being an interest in the Lewis Gold project, a contiguous claim group totaling 375 unpatented, seven patented lode mining claims, one patented water claim and a fee parcel (approximately 5,325 acres) located in the Battle Mountain Mining District, Lander County, Nevada, U.S.A.

On May 6, 2016, Battle Mountain completed a non-brokered private placement (the “Private Placement”) of 10,481,435 units to Gold Standard at a price of $0.35 per unit. Each unit comprised of one BMG Share and one-half of one BMG Warrant. Immediately following the completion the Private Placement, Gold Standard held 19.9% of the then issued and outstanding BMG Shares (on a non-diluted basis).

On June 16, 2016, Mr. Jonathan Awde, President and Chief Executive Officer of Gold Standard, was appointed to the Board of Directors.

On September 23, 2016, Battle Mountain completed the issuance of an additional 6,126,185 BMG Shares to Gold Standard in connection with two events. First, Gold Standard elected to exercise all of its 5,240,717 BMG Warrants (acquired pursuant to the Private Placement) to acquire an additional 5,240,717 BMG Shares at a price of $0.37 per BMG Share. The gross proceeds from the exercise of these warrants were applied by Battle Mountain to partially fund a buy-down (the “Royalty Buy-Down”) of the existing royalty for gold and silver on the Lewis Gold Project from 5% to 3.5% and the conversion of the royalty from a gross royalty to a net smelter returns royalty. Secondly, in connection with the Royalty Buy-Down, Gold Standard advanced an additional $416,170 to Battle Mountain (the “Additional Advance”) to fund the balance of the Royalty Buy-Down. Battle Mountain subsequently settled the Additional Advance through the issuance of an additional 885,468 BMG Shares to Gold Standard at the contractually agreed price of $0.47 per BMG Share. Immediately following the exercise of the warrants and the satisfaction of the Additional Advance, Gold Standard held 16,607,620 BMG Shares, representing approximately 28.2% of the then issued and outstanding BMG Shares.

On January 31, 2017, Mr. Awde, in his capacity as a representative of Gold Standard, contacted Haywood regarding Gold Standard’s interest in pursuing a business combination or joint venture between Battle Mountain and Gold Standard. No transaction terms were discussed at this time. In response, Haywood shared the details of this conversation with certain members of Battle Mountain’s Board of Directors, who then instructed Battle Mountain’s management to explore the potential for a business combination further.

On February 2, 2017, representatives of Battle Mountain and Gold Standard met to explore the potential for a business combination between the companies and each party’s high-level interest in pursuing such a transaction. Following this meeting, Mr. Awde contacted Haywood advising that, among other things, it was not Gold Standard’s intention to remain as a long-term equity investor in Battle Mountain; rather, Gold Standard considered itself to be either the eventual acquiror of all of the issued and outstanding

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com shares of Battle Mountain, a joint venture partner on the Lewis Gold Project or to sell its shareholdings in Battle Mountain.

On February 14, 2017, a representative of GSV contacted Haywood to discuss the potential terms of a business combination between Battle Mountain and Gold Standard.

On February 15, 2017, Haywood, on Battle Mountain’s instructions, proposed via email a set of indicative transaction terms under which Battle Mountain would be willing to consider a potential transaction with Gold Standard. Subsequent to the email, on February 16, 2017, a representative of GSV followed up with a call to Haywood and passed on that Gold Standard was not prepared to make an offer based on the transaction terms proposed by Battle Mountain and confirmed Gold Standard’s prior position that Gold Standard had no intention to be a long-term investor in Battle Mountain’s equity and that Gold Standard would consider divesting its interests, if Gold Standard is ultimately unable to acquire Battle Mountain as a whole. Given that the parties were unable to come to an agreement on indicative transaction terms, the discussions regarding a transaction between the companies ceased at this time.

On February 21, 2017, following Battle Mountain’s announcement of certain drilling results completed at the Lewis Gold Project, Gold Standard filed on SEDAR with the Canadian securities regulatory authorities a Form 45-102F1 – Notice of Intention to Distribute Securities indicating its intention to sell its BMG Shares (through the facilities of the TSX-V or by way of private transactions).

On March 14, 2017, Haywood, on the request of Battle Mountain, reinitiated discussions with Gold Standard regarding the possibility of a business combination between the companies. Battle Mountain determined it was in the best interest of the company to restart discussions with Gold Standard in light of the fact that Battle Mountain, having consideration to the amount of cash resources available to the company at the time, faced the risk of potentially raising financing to fund a potential cash payment of $1,550,000 to complete the exercise of the Lewis Property Option and its upcoming exploration and development program on the Lewis Gold Property, or, in lieu of a cash payment, possibly issuing shares from treasury (based on a price tied to the volume weighted average price of BMG Shares on the TSX-V) to complete the exercise of the Lewis Property Option, at a time when a major shareholder might be divesting its interest in Battle Mountain, and having regard to the fact that Gold Standard was the logical choice as the acquiror of all of the issued and outstanding shares of Battle Mountain, given its substantial position in Battle Mountain’s equity.

On March 15, 2017, representatives of Haywood and Gold Standard discussed the indicative transaction terms for a potential business combination between the companies.

On March 20, 2017, Battle Mountain received a written non-binding letter of intent (the “Proposal”) from Gold Standard outlining the potential terms of an acquisition of Battle Mountain and a loan to finance the exercise of the Lewis Property Option. In response to the Proposal, the Board of Directors (excluding Jonathan Awde) met on March 21, 2017 to review the Proposal and formed a committee comprised of Chet Idziszek, Steven Garwin and Larry Kornze (the “Special Committee”) for the purposes of, among other things, considering, reviewing and reporting to the Board of Directors on the proposed transaction with Gold Standard. Following the meeting, the Board of Directors authorized management of Battle Mountain to negotiate the terms of the Proposal.

On March 23, 2017, the Special Committee engaged Haywood as financial advisor in connection with the proposed transaction with Gold Standard. In addition, the Special Committee met with Haywood and legal counsel to consider a revised Proposal from Gold Standard and received a presentation from Haywood outlining Battle Mountain’s potential funding alternatives to finance its upcoming exploration and development program on the Lewis Gold Property, as well as the exercise of the Lewis Property Option.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

On March 23, 2017 and March 24, 2017, the representatives and legal counsel of Battle Mountain and Gold Standard negotiated and settled the form of Proposal, as well as a form of confidentiality agreement, under which the Parties would disclose confidential information to one another, and a form of exclusivity agreement, under which Battle Mountain would agree to negotiate exclusively with Gold Standard and not solicit offers from third parties for a fixed duration of time.

On March 24, 2017, the Special Committee met with Haywood and legal counsel to consider a further revised Proposal from Gold Standard and, after taking into consideration advice from its financial and legal advisors, the Special Committee approved the execution and delivery of the Proposal, along with the confidentiality agreement and exclusivity agreement, which established an exclusivity period ending on April 10, 2017.

Between March 24, 2017 and April 10, 2017, Battle Mountain and Gold Standard, together with their respective representatives and advisors, conducted a due diligence review with respect to aspects of the other company, and prepared and negotiated drafts of the definitive transaction documents for the Arrangement, including the Arrangement Agreement, the Loan Agreement (under which Gold Standard would advance funds to Battle Mountain to finance the exercise of the Lewis Property Option) and other related agreements and documents, including the Voting Agreement, pursuant to which the directors and officers of Battle Mountain would agree to, among other things, vote their BMG Securities in favour of the Arrangement.

On April 4, 2017, the Special Committee engaged E&E to provide an independent Fairness Opinion in connection with the proposed transaction with Gold Standard.

Between April 8, 2017 and April 10, 2017, final execution versions of the Arrangement Agreement, Voting Agreement and Loan Agreement were settled by counsel of the respective parties, which were revised to reflect the parties’ agreement to change the Consideration provided under the Arrangement to include a cash component.

On April 9, 2017, the Special Committee met with Haywood, E&E and legal counsel. During this meeting, the Special Committee considered revised drafts of the various transaction documents, including the Arrangement Agreement and Loan Agreement. The Special Committee also received a presentation from Haywood in respect of the financial terms of the Arrangement. Each of Haywood and E&E then delivered its oral Fairness Opinion to the Special Committee (which included a discussion of the assumptions, limitations, scope of review and approach to fairness underlying each firm’s respective Fairness Opinion) to the effect that the consideration to be received by BMG Shareholders pursuant to the Arrangement was fair, from a financial point of view, to BMG Shareholders, other than Gold Standard and its affiliates, and confirmed that it would be providing a written Fairness Opinion for inclusion in this Circular. Following the delivery of the oral Fairness Opinions, the Special Committee agreed to adjourn the meeting until April 10, 2017 (which was subsequently further adjourned until April 11, 2017).

On April 10, 2017, the Parties agreed to amend the terms of the exclusivity agreement to extend the exclusivity period until April 12, 2017.

On April 10, 2017, Battle Mountain exercised the Lewis Property Option, following which the Special Committee reconvened for a meeting. During this meeting, each of Haywood and E&E reconfirmed its oral Fairness Opinion previously delivered to the Special Committee during the prior meeting held on April 9, 2017. After a full consideration of the transaction, including the factors discussed below under the heading “The Arrangement – Reasons for and Benefits of the Arrangement”, the Special Committee unanimously resolved to recommend to the Board of Directors that the Arrangement be approved and the Arrangement Agreement and Loan Agreement be entered into by Battle Mountain.

If you have any questions or need assistance completing your proxy, please call Laurel Hill Advisory Group at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Immediately thereafter, the Board of Directors (excluding Jonathan Awde) convened a meeting and, after careful consideration, including a thorough review of the recommendation of the Special Committee, the fact that Larry Kornze, the sole independent director of Battle Mountain in respect of the Arrangement and the Loan, approved the Arrangement and the Loan in accordance with MI 61-101, the review of strategic alternatives conducted by Battle Mountain, Battle Mountain’s liquidity position and the capital required to execute its standalone plan and taking into consideration advice from its financial and legal advisors, the Board of Directors unanimously resolved (with the interested director, being Jonathan Awde, abstaining), among other things: (i) that the Arrangement is in the best interests of Battle Mountain and the BMG Securityholders; (ii) that the consideration to be received by BMG Shareholders pursuant to the Arrangement is fair, from a financial point of view, to BMG Shareholders, other than Gold Standard and its affiliates; (iii) to recommend to BMG Shareholders that they vote in favour of the Arrangement Resolution; and (iv) to approve the Arrangement Agreement and Loan Agreement and authorize the execution and delivery of the Arrangement Agreement, the Loan Agreement and all agreements, instruments and other documents attached as schedules or exhibits thereto and all documents contemplated or required to be executed by Battle Mountain under or in connection with the Arrangement.

Following the Board of Directors meeting, Battle Mountain was advised that the board of directors of Gold Standard met and approved, among other things, the entering into of the Arrangement Agreement and Loan Agreement with Battle Mountain and the Voting Agreement. During the evening of April 11, 2017, the parties executed the Arrangement Agreement and the Loan Agreement, Gold Standard advanced a loan (the “Loan”) in the amount of $1,550,000 to Battle Mountain pursuant to the terms of the Loan Agreement, which was used to replace the cash used by Battle Mountain to exercise the Lewis Property Option and the parties finalized a joint news release announcing the transaction which was subsequently disseminated prior to the opening of the markets on April 12, 2017. On May 4, 2017, the Parties identified a clerical error in the Plan of Arrangement as it relates to the address for the delivery of a written notice of dissent to the Arrangement Resolution and rectified this error by way of entering into an amending agreement on the same date.

Recommendation of the Board of Directors

The Board of Directors unanimously recommends (with the interested director, being Jonathan Awde, abstaining) that Battle Mountain Securityholders vote FOR the Arrangement Resolution.

Reasons for and Benefits of the Arrangement

In evaluating the Arrangement and reaching its conclusion and making its recommendation in support of the Arrangement, the Special Committee and the Board of Directors considered a number of factors, including the following:

  Premium – The Consideration offered under the Arrangement values Battle Mountain at approximately $0.59 per BMG Share, which represents a 97% premium to the volume weighted average price of BMG Shares on the TSX-V for the 20-day period prior to April 11, 2017 (the last trading day prior to the announcement of the Arrangement), a 62% premium to the volume weighed average price of BMG Shares on the TSX-V for the 5-day period prior to April 11, 2017 and a 47% premium to the closing price of BMG Shares on the TSX-V as at April 11, 2017.

  Fairness Opinions – The Special Committee has received written opinions from both Haywood and E&E to the effect that, as at April 11, 2017, the Consideration to be received by BMG
  Shareholders pursuant to the Arrangement is fair, from a financial point of view, to BMG Shareholders (other than Gold Standard and its affiliates).

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  Holdings in Larger Entity – The Arrangement will offer BMG Securityholders with the opportunity to participate in the future potential of Gold Standard, a leading gold explorer and developer with a portfolio of highly prospective exploration and development assets, superior liquidity, improved ability to obtain financing and a broad institutional following.

  Mitigation of Risks – By entering into the Arrangement, Battle Mountain will mitigate or remove certain risks, including exploration and development risk and the risk of potential equity dilution as a result of pursuing a financing to repay the funds used to exercise the Lewis Property Option.

  Increased Asset Diversification – The Arrangement will provide BMG Securityholders with the opportunity to diversify from Battle Mountain’s single asset risk profile and provides exposure to Gold Standard's growing portfolio of Nevada assets.

  Gold Standard’s Exploration and Development Expertise and Capabilities – The Arrangement will provide BMG Securityholders with access to Gold Standard's exploration and development expertise and financial strength to enhance the advancement of the Lewis Gold Project.

  Enhanced Market Presence – The Arrangement will provide BMG Securityholders with the opportunity to hold shares in a company with significantly greater analyst coverage and share liquidity than currently enjoyed by Battle Mountain.

  Low Execution Risk – There are no material regulatory issues which are expected to arise in connection with the Arrangement that would prevent its completion, and all required regulatory clearances and approvals are expected to be obtained.

  Voting Agreement – Holders of approximately 5.04% of the issued and outstanding BMG Shares (on a non-diluted basis) as of the date of this Circular, 7.52% on a fully-diluted basis, representing the directors and officers of Battle Mountain, have entered into the Voting Agreement, pursuant to which they have agreed to vote in favour of the Arrangement Resolution.

  Gold Standard’s Significant Ownership: Gold Standard beneficially holds approximately 26.35% of the issued and outstanding BMG Shares (on a non-diluted basis) as of the date of this Circular and will be entitled to vote its BMG Shares in favour of the Arrangement Resolution (other than in respect of obtaining “minority approval” under MI 61-101). In the absence of any equity dilutive event, any alternative transaction that Battle Mountain attempts to pursue would likely require Gold Standard’s support in order to be completed.

  Preferred Strategic Alternative – The Arrangement was the preferred transaction available to Battle Mountain and BMG Securityholders after investigating alternative transactions and obtaining advice from Battle Mountain’s financial and legal advisors.

  Continued Ability to Enter Superior Proposal – The Arrangement does not preclude the Board of Directors from considering and recommending to BMG Shareholders an unsolicited offer that the Board of Directors considers superior to the Arrangement.

  Independent Director Approval: The Arrangement, along with the Loan Agreement, was approved by Larry Kornze, the sole independent director of Battle Mountain, in accordance with MI 61-101.

  Required BMG Securityholder and Court Approvals – The following rights and approvals protect BMG Securityholders:

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o

the Arrangement must be approved by: (i) not less than two-thirds of the votes cast at the Meeting by BMG Shareholders; (ii) not less than two-thirds of the votes cast at the Meeting by BMG Securityholders, voting together as a single class; and (iii) a simple majority (50% plus one vote) of BMG Shareholders excluding the votes of Gold Standard and certain insiders who will receive a collateral benefit in connection with the Arrangement;

o

the Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Arrangement to BMG Securityholders; and

o	registered BMG Shareholders will have Dissent Rights to the Arrangement.

  Treatment of BMG Options and BMG Warrants – Outstanding BMG Options (other than the BMG Employee Options and the June Options) and BMG Warrants shall remain outstanding in accordance with their terms and shall, in lieu of being exercisable for BMG Shares, be exercisable for Gold Standard Shares, allowing the holders thereof to participate in the potential growth opportunities that the combined companies may offer.

A number of these anticipated benefits and factors are based on various assumptions and are subject to various risks. See “Cautionary Note Regarding Forward-Looking Statements and Information” on page 4 of this Circular and “Risk Factors” on page 54 of this Circular for more information.

In reaching their conclusion and making its recommendations, the Special Committee and the Board of Directors relied on their knowledge of Battle Mountain, Gold Standard and the mining industry, on the information provided by Battle Mountain’s management and on the advice of its legal advisors and Haywood.

The Special Committee and the Board of Directors also considered potential risks relating to the Arrangement, including the following:

  the risks and costs to Battle Mountain if the Arrangement is not completed, including the adverse effects on Battle Mountain's ability to execute another transaction or a stand-alone business strategy;

  Battle Mountain’s obligation to pay a break fee if the Arrangement Agreement is terminated under certain circumstances, which might deter other parties from making a competing offer to acquire Battle Mountain;

  the risks associated with Gold Standard and its business, including the stability of the trading price for Gold Standard Shares, the early stage nature of Gold Standard’s assets and the lack of third party economic analysis.

  the investment of executive management time in connection with the Arrangement, which may delay or prevent Battle Mountain from exploiting business opportunities that may arise pending completion of the Arrangement;

  the restrictions on the conduct of Battle Mountain's business prior to completion of the Arrangement, which may delay or prevent Battle Mountain from exploiting business opportunities that may arise pending completion of the Arrangement; and

  the interests of management and other related parties in the Arrangement, which may differ from those of BMG Securityholders in certain respects.

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The foregoing summary of the information and factors considered by the Special Committee and the Board of Directors in reaching their conclusions and recommendations is not, and is not intended to be, exhaustive. In view of the wide variety of factors and the amount of information considered in connection with its evaluation of the Arrangement, the Special Committee and the Board of Directors did not find it practicable to, and did not, quantify or otherwise attempt to assign any relative weight to each specific factor considered in reaching its conclusions and recommendations. In addition, our individual directors may have assigned different weight to different factors.

E&E Fairness Opinion

Introduction

Pursuant to the engagement letter dated April 4, 2017, E&E agreed to provide the Special Committee with an opinion as to the fairness of the Consideration to be received by BMG Shareholders (other than Gold Standard and its affiliates) pursuant to the Arrangement. At a meeting held on April 9, 2017, E&E provided the Special Committee with an oral opinion, which was orally reconfirmed at a meeting held on April 11, 2017 and subsequently confirmed in writing, to the effect that, based upon and subject to the assumptions, limitations and qualifications contained therein, and as of April 11, 2017, the Consideration to be received by BMG Shareholders (other than Gold Standard and its affiliates) pursuant to the Arrangement is fair, from a financial point of view, to BMG Shareholders (other than Gold Standard and its affiliates).

The summary of the E&E Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the E&E Fairness Opinion, the assumptions made, information reviewed, matters considered, and limitations and qualifications on the review undertaken in connection with these opinions, is attached to this Circular as Schedule D. The E&E Fairness Opinion is not intended to be and does not constitute a recommendation to any BMG Securityholder as to how to vote or act at the Meeting. The E&E Fairness Opinion was only one of a number of factors taken into consideration by the Special Committee and the Board of Directors in considering the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board of Directors with respect to the Arrangement. BMG Securityholders are urged to read the E&E Fairness Opinion in its entirety.

Engagement of E&E

E&E was formally engaged by the Special Committee pursuant to an engagement letter dated April 4, 2017. Under the terms of the engagement letter, E&E received a fixed-fee from Battle Mountain following delivery of its written Fairness Opinion to the Special Committee, which was neither contingent upon the conclusion reached by E&E in their Fairness Opinion, Battle Mountain’s entering into the Arrangement Agreement or the successful completion of the Arrangement or any other transaction. In addition, Battle Mountain also agreed to reimburse E&E for its reasonable out-of-pocket expenses and to indemnify E&E against certain liabilities that might arise out of E&E’s engagement.

Credentials of E&E

E&E is an independent investment bank based in Vancouver, Canada. E&E’s principal activities include providing financial advisory services to public and private companies, including corporate finance, mergers and acquisitions. The E&E Fairness Opinion is the opinion of E&E and the form and content therein have been approved for release by its senior management, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

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The E&E Fairness Opinion was prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators (“CICBV”), but the CICBV was not involved in the preparation or review of the E&E Fairness Opinion.

Independence of E&E

Neither E&E, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of Battle Mountain, Gold Standard or any of their respective associates or affiliates.

In the two years prior to the date of the E&E Fairness Opinion, no material relationship existed between E&E and its affiliates, on the one hand, and Battle Mountain, Gold Standard or any of their respective associates or affiliates, on the other hand, pursuant to which compensation was received by E&E or its affiliates as a result of such relationship. There are no understandings, agreements or commitments between E&E and any of Battle Mountain, Gold Standard or any of their respective associates or affiliates with respect to future business dealings. E&E may, in the future, in the ordinary course of business, provide financial advisory or other services to one or more of Battle Mountain, Gold Standard or any of their respective associates or affiliates from time to time and, in connection with any such services, E&E may receive compensation.

Scope of Review of E&E

In connection with rendering the E&E Fairness Opinion, E&E reviewed and/or discussed and relied upon, or carried out, among other things: drafts of the Arrangement Agreement, Plan of Arrangement, Loan Agreement, Voting Agreement and certain other ancillary agreements related thereto; certain publicly available business and financial information relating to Battle Mountain and Gold Standard; the operations, prospects, financial and otherwise of Battle Mountain and Gold Standard; data, to the extent publicly available, on recent mergers and acquisitions in the gold sector; information on the gold market and such other information and other factors as E&E deemed appropriate.

Assumptions and Limitations of E&E

For the purposes of E&E’s analysis and the E&E Fairness Opinion, E&E relied upon and assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by E&E from public sources or provided to E&E by or on behalf of Battle Mountain or Gold Standard or their affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the “Information”). The E&E Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of any such Information. E&E has not been requested to, and has not assumed any obligation to, independently verify the completeness, accuracy or fair presentation of any such Information.

In preparing the E&E Fairness Opinion, E&E has assumed that the Arrangement will be consummated in accordance with the terms set forth in the Arrangement Agreement without any waiver, amendment or delay of any terms or conditions thereof.

The E&E Fairness Opinion expresses no opinion as to whether any alternative transaction might have been more beneficial to BMG Shareholders. E&E expresses no opinion or recommendation as to how BMG Shareholders should vote at the Meeting.

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E&E Fairness Opinion

The E&E Fairness Opinion states, based upon and subject to the assumptions, limitations and qualifications set forth in the E&E Fairness Opinion, the Consideration to be received by BMG Shareholders (other than Gold Standard and its affiliates) under the Arrangement is fair, from a financial point of view, to BMG Shareholders (other than Gold Standard and its affiliates).

Haywood Fairness Opinion

Pursuant to the engagement letter dated March 23, 2017, Haywood agreed to act as financial advisor to Battle Mountain in connection with the Arrangement and provide the Special Committee with an opinion as to the fairness of the Consideration to be received by BMG Shareholders (other than Gold Standard and its affiliates) pursuant to the Arrangement. At a meeting held on April 9, 2017, Haywood provided the Special Committee with an oral opinion, which was orally reconfirmed at a meeting held on April 11, 2017 and subsequently confirmed in writing, to the effect that, based upon and subject to the assumptions, limitations and qualifications contained therein, and as of April 11, 2017, the Consideration to be received by BMG Shareholders pursuant to the Arrangement is fair, from a financial point of view, to BMG Shareholders (other than Gold Standard and its affiliates).

The summary of the Haywood Fairness Opinion in this Circular is qualified in its entirety by reference to the full text of the Haywood Fairness Opinion, the assumptions made, information reviewed, matters considered, and limitations and qualifications on the review undertaken in connection with these opinions, is attached to this Circular as Schedule D. The Haywood Fairness Opinion is not intended to be and does not constitute a recommendation to any BMG Securityholder as to how to vote or act at the Meeting. The Haywood Fairness Opinion was only one of a number of factors taken into consideration by the Special Committee and the Board of Directors in considering the Arrangement and should not be viewed as determinative of the views of the Special Committee or the Board of Directors with respect to the Arrangement. BMG Securityholders are urged to read the Haywood Fairness Opinion in its entirety.

Under the terms of the engagement letter, Haywood would receive a fee for its services, a portion of which was payable upon delivery of the Haywood Fairness Opinion (which portion was not contingent on completion of the Arrangement) and a significant portion of which is contingent on completion of the Arrangement. In addition, Battle Mountain also agreed to reimburse Haywood for its reasonable out-of-pocket expenses and to indemnify Haywood against certain liabilities that might arise out of its engagement.

The Haywood Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as of the date of the Haywood Fairness Opinion and the condition and prospects, financial and otherwise, of Battle Mountain and Gold Standard as they were reflected in the documents and information reviewed by Haywood and as they were presented to Haywood. Haywood has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Haywood Fairness Opinion which may come or be brought to the attention of Haywood after the date of the Haywood Fairness Opinion.

Neither Haywood, nor any of its affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (British Columbia) or the rules made thereunder) of Battle Mountain, Gold Standard or any of their respective associates or affiliates.

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Plan of Arrangement

The Plan of Arrangement sets out the process through which the Arrangement will be effected. The following summary is not comprehensive and is qualified in its entirety by reference to the full text of the Plan of Arrangement, which is included in Schedule C to this Circular.

Commencing at the Effective Time, except as otherwise noted herein, the following shall occur and shall be deemed to occur sequentially, in the following order, without any further act or formality required on the part of any person:

1.	the BMG Shareholder Rights Plan shall be terminated and all rights issued thereunder shall be extinguished;

2.

each Dissenter shall dispose of all of their BMG Shares (the “Dissent Shares”) to Gold Standard and, in consideration therefor, Gold Standard shall issue to the Dissenter a debt-claim to be paid by Gold Standard in an amount equal to the aggregate fair market value of those Dissent Shares, and in respect thereof:

(i)	the Dissenter shall cease to hold the Dissent Shares and the name of the Dissenter shall be removed from the central securities register of Battle Mountain; and

(ii)	Gold Standard shall become the registered holder of the Dissent Shares and the name of Gold Standard shall be entered in the central securities register of Battle Mountain;

3.	all June Options which have not been cancelled, exercised or otherwise terminated prior to the Effective Time shall be terminated and cancelled without any payment or consideration in respect thereof;

4.

each BMG Employee Optionholder shall dispose of each outstanding BMG Employee Option (other than a June Option) held by the BMG Employee Optionholder to Gold Standard, and in sole consideration therefor, Gold Standard shall issue to the BMG Employee Optionholder a number of Replacement Options having the same terms as the BMG Employee Option disposed of equal to the product obtained by multiplying:

(i)	the number of BMG Shares issuable on the exercise of the BMG Employee Option immediately prior to the Effective Time by

(ii)	the Exchange Ratio,

and having an exercise price, rounded up to the nearest whole cent, equal to the quotient obtained by dividing:

(iii)	the exercise price per BMG Share issuable on the exercise of the BMG Employee Option immediately prior to the Effective Time by

(iv)	the Exchange Ratio,

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except that the aggregate number of Replacement Options having a common exercise date and price which are issuable pursuant to the Plan of Arrangement to a BMG Employee Optionholder shall be rounded down to the nearest whole number;

5.

each outstanding BMG Option, other than a BMG Employee Option and a June Option, held by a BMG Optionholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for BMG Shares, be exercisable for the number of Gold Standard Shares equal to the product obtained by multiplying:

(i)	the number of BMG Shares issuable on the exercise of the BMG Option immediately prior to the Effective Time by

(ii)	the Exchange Ratio,

and shall have an exercise price per Gold Standard Share, rounded up to the nearest whole cent, equal to the quotient obtained by dividing:

(iii)	the exercise price per BMG Share issuable on the exercise of the BMG Option immediately prior to the Effective Time by

(iv)	the Exchange Ratio,

except that the aggregate number of Gold Standard Shares issuable to a BMG Optionholder on the exercise of a BMG Option shall be rounded down to the nearest whole number;

6.

each outstanding BMG Warrant held by a BMG Warrantholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for one (1) BMG Share, be exercisable for the number of Gold Standard Shares equal to the Exchange Ratio and shall have an exercise price equal to the exercise price of the BMG Warrant immediately prior to the Effective Time, except that the aggregate number of Gold Standard Shares issuable to a BMG Warrantholder on the exercise of BMG Warrants having a common exercise date and price shall be rounded down to the nearest whole number; and

7.	each BMG Shareholder, other than Gold Standard and a Dissenter, shall:

(i)	dispose of 8/59 of each BMG Share held by the BMG Shareholder to Gold Standard, and in sole consideration for such fraction of each BMG Share, Gold Standard shall pay to the BMG Shareholder $0.08, and

(ii)

dispose of 51/59 of each BMG Share held by the BMG Shareholder to Gold Standard, and in sole consideration for such fraction of each BMG Share, Gold Standard shall issue to the BMG Shareholder, for an aggregate issue price equal to the fair market value thereof, that number of fully-paid Gold Standard Shares equal to the Share Exchange Ratio, except that the aggregate number of Gold Standard Shares issuable to a BMG Shareholder on the exchange of BMG Shares shall be rounded down to the nearest whole number, and in respect thereof:

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(iii)	the BMG Shareholder shall cease to hold the BMG Shares and the name of the BMG Shareholder shall be removed from the securities register of Battle Mountain;

(iv)	the BMG Shareholder shall become the legal and beneficial owner of the Gold Standard Shares and the name of the BMG Shareholder shall be entered in the securities register of Gold Standard; and

(v)	an amount equal to the issue price of the Gold Standard Shares so issued shall be added to the capital of the Gold Standard Shares.

Effect on BMG Shares

As of the date of this Circular, there were 63,027,856 BMG Shares issued and outstanding.

Pursuant to the Arrangement, each BMG Shareholder (other than Gold Standard and Dissenters) is entitled to receive 0.1891 of a Gold Standard Share plus $0.08 in cash for each BMG Share held, and will be dealt with as described in the summary of the Plan of Arrangement.

Assuming that there are no Dissenters, it is anticipated that Gold Standard, to effect the Arrangement, will be required to issue an aggregate of approximately 8,778,067 Gold Standard Shares in exchange for all of the outstanding BMG Shares. Upon completion of the Arrangement, there will be approximately 231,573,241 Gold Standard Shares issued and outstanding, assuming no additional issuances of Gold Standard Shares by Gold Standard up and until the Effective Time. If the Arrangement is completed as contemplated, it is expected that former BMG Shareholders will own approximately 3.79%% of the outstanding Gold Standard Shares upon completion of the Arrangement, assuming no additional issuances of Gold Standard Shares by Gold Standard up and until the Effective Time.

No fractional Gold Standard Shares will be issued pursuant to the Plan of Arrangement. The aggregate number of Gold Standard Shares issuable to a BMG Shareholder on the exchange of BMG Shares shall be rounded down to the nearest whole number.

Effect on BMG Options

As of the date of this Circular, there were outstanding BMG Options which, when vested, would be exercisable to acquire a total of 3,254,000 BMG Shares.

It is a condition precedent to the Arrangement Agreement that 1,754,000 June Options will be cancelled prior to the Effective Time. Each of the holders of these June Options have entered into an agreement with Battle Mountain pursuant to which these holders have agreed that their June Options will be cancelled upon the completion of the Arrangement. To the extent there are June Options that remain outstanding as of the Effective Time, the June Options will be cancelled in accordance with the Plan of Arrangement.

Prior to the Effective Time, each outstanding BMG Option may be exercised in accordance with the BMG Stock Option Plan. Each outstanding BMG Option not exercised in accordance with the BMG Stock Option Plan at or before the Effective Time will be dealt with as described in the summary of the Plan of Arrangement.

Effect on BMG Warrants

As of the date of this Circular, there were outstanding BMG Warrants which would be exercisable to acquire a total of 3,237,960 BMG Shares.

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Prior to the Effective Time, each outstanding BMG Warrant may be exercised in accordance with its terms. Each outstanding BMG Warrant not exercised at or before the Effective Time will be dealt with as described in the summary of the Plan of Arrangement.

Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 288 of the Business Corporations Act (British Columbia). The following procedural steps must be taken in order for the Arrangement to become effective:

i.	the Arrangement must be approved by BMG Securityholders in the manner set forth in the Interim Order;

ii.

the Court must grant the Final Order approving the Arrangement in form and substance satisfactory to Battle Mountain and Gold Standard, acting reasonably, and such order shall not be set aside or modified in a manner unacceptable to Battle Mountain and Gold Standard acting reasonably;

iii.	all conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, must be satisfied or waived by the appropriate Party;

iv.	all required regulatory approvals in respect of the completion of the Arrangement must be obtained; and

v.	the Final Order and Articles of Arrangement in the form prescribed by the the Business Corporations Act (British Columbia) must be filed with the registrar.

There is no assurance that the conditions set out in the Arrangement Agreement will be satisfied or waived on a timely basis, or at all. For more information, see “The Arrangement Agreement – Conditions” on page 31 of this Circular.

Securityholder Approvals

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further orders of the Court, be approved by:

i.	at least two-thirds of the votes cast by BMG Shareholders who are present in person or represented by proxy at the Meeting;

ii.	at least two-thirds of the votes cast by BMG Securityholders, voting together as a single class, who are present in person or represented by proxy at the Meeting; and

iii.

a simple majority (50% plus one vote) of BMG Shareholders who are present in person or represented by proxy at the Meeting, excluding Gold Standard and certain insiders of Battle Mountain who will be receiving a collateral benefit in connection with the Arrangement. Please see “Securities Laws Considerations – Canadian Securities Laws - Collateral Benefits under MI 61-101” on page 78 of this Circular for more information.

It is a condition to completing the Arrangement that the Arrangement Resolution be approved at the Meeting. See Schedule B to this Circular for the full text of the Arrangement Resolution.

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Court Approval

Interim Order

On May 8, 2017, Battle Mountain obtained the Interim Order providing for the calling and holding of the Meeting and other procedural matters. The full text of the Interim Order is attached as Schedule E to this Circular.

Final Order

Subject to the terms of the Arrangement Agreement, if the Arrangement Resolution is approved at the Meeting, Battle Mountain will make application to the Court for the Final Order at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on June 12, 2017 at 9:45 a.m. (Vancouver time) or as soon thereafter as counsel may be heard. The Notice of Hearing for the Final Order accompanies this Circular as Schedule F. Any BMG Shareholder, or any other interested party desiring to appear at the hearing, is required to file with the Court and serve upon Battle Mountain, on or before 4:00 p.m. (Vancouver time) on June 5, 2017 or the Business Day that is two Business Days immediately preceding any date to which the Meeting is adjourned or postponed, a notice of its intention to appear, including an address for service in Vancouver, British Columbia (or alternatively, a telecopier number for service by telecopy), together with any evidence or materials which are to be presented to the Court. Service on Battle Mountain is to be effected by delivery to counsel for Battle Mountain, c/o Dentons Canada LLP, 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8, Attention: Gary R. Sollis. BMG Shareholders should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement.

The Parties have been advised by their respective counsel that the Court has broad discretion under the Business Corporations Act (British Columbia) when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness of the Arrangement to the BMG Securityholders and any other interested party as the Court determines appropriate. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court may determine appropriate. Either Battle Mountain or Gold Standard may determine not to proceed with the Arrangement in the event that any amendment ordered by the Court materially adversely affects the benefits of the Arrangement to that party.

The (i) Gold Standard Shares issuable to BMG Shareholders in exchange for their BMG Shares under the Plan of Arrangement and (ii) replacement Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be issuable to BMG Optionholders and BMG Warrantholders, respectively, in exchange for their BMG Options and BMG Warrants, respectively, under the Plan of Arrangement have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. The Final Order is required for the Arrangement to become effective and the Court has been advised that if the terms and conditions of the Arrangement are approved by the Court pursuant to the Final Order, the issuance of the (i) Gold Standard Shares issuable to BMG Shareholders in exchange for their BMG Shares under the Plan of Arrangement and (ii) replacement Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be issuable to BMG Optionholders and BMG Warrantholders, respectively, under the Plan of Arrangement will not require registration under the U.S. Securities Act, pursuant to the Section 3(a)(10) Exemption.

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at 1-877-452-7184 (416-304-0211 collect) or email: assistance@laurelhill.com

Regulatory Approvals

It is a condition to the completion of the Arrangement that conditional approval of the Arrangement has been obtained from the TSX-V. The TSX-V has conditionally approved the Arrangement in their letter dated April 26, 2017.

It is a condition to the completion of the Arrangement that the Gold Standard Shares to be issued to BMG Shareholders (including the Gold Standard Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time) pursuant to the Arrangement are conditionally approved for listing on the TSX-V. GSV has sent a request to the TSX-V for conditional approval of the listing of the Gold Standard Shares to be issued pursuant to the Arrangement (including Gold Standard Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time). Gold Standard anticipates submitting an additional listing application to the NYSE MKT requesting that the NYSE MKT authorize the listing of the Gold Standard Shares to be issued pursuant to the Arrangement (including the Gold Standard Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time). The listing of Gold Standard Shares will be subject to Gold Standard fulfilling all of the listing requirements of the TSX-V and the NYSE MKT.

Other than as described above, there are no material filings, consents or approvals required to be made with, applicable to, or required to be received from any governmental entity or other regulatory body in connection with the Arrangement, other than approval from the TSX-V, NYSE MKT and the Final Order.

Timing

Subject to all conditions precedent to the Arrangement as set forth in the Arrangement Agreement being satisfied or waived by the appropriate Party, the Arrangement will become effective upon the Effective Date. If the Arrangement Resolution is approved at the Meeting, Battle Mountain will apply to the Court for the Final Order approving the Arrangement. If the Final Order is obtained on or about June 12, 2017, in form and substance satisfactory to the Parties and all other conditions specified in the Arrangement Agreement are satisfied or waived, the Parties expect the Effective Date will be on or about June 14, 2017.

The Effective Date could be delayed, however, for a number of reasons, including an objection before the Court in the hearing of the application for the Final Order or the failure to receive any required regulatory, governmental or third party consents on acceptable terms and conditions in a timely manner. It is a condition to the completion of the Arrangement that the Arrangement shall have become effective on or prior to June 30, 2017 unless otherwise agreed to by the Parties.

For full particulars in respect of all of the events which will occur pursuant to the Plan of Arrangement, see the full text of the Plan of Arrangement which is attached as Schedule B to this Circular.

Stock Exchange Listings

BMG Shares are currently listed on the TSX-V under the symbol “BMG” and are traded on the OTC Pink Sheets in the United States under the symbol “BMTNF”. Gold Standard intends to delist the BMG Shares from the TSX-V as soon as practicable following the Effective Date.

Gold Standard Shares are listed on the TSX-V and NYSE MKT under the symbol “GSV”. The obligations of Battle Mountain and Gold Standard to complete the Arrangement is subject to, among other things, the approval of the TSX-V and of the conditional listing and posting for trading on the TSX-V and the NYSE MKT of the Gold Standard Shares to be issued pursuant to the Arrangement.

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The Arrangement Agreement

General

The Arrangement is being effected pursuant to the Arrangement Agreement. The Arrangement Agreement is available under Battle Mountain’s profile on SEDAR at www.sedar.com and may also be obtained, free of charge, by BMG Shareholders upon request from the Corporate Secretary of Battle Mountain at Suite 300, 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9.

The Arrangement Agreement contains covenants, representations and warranties of and from each of Battle Mountain and Gold Standard and various conditions precedent, both mutual and with respect to each party to the Arrangement Agreement. The following summary of certain material provisions of the Arrangement Agreement is not comprehensive, and is qualified in its entirety by reference to the full text of the Arrangement Agreement.

At the Effective Time of the Arrangement, and upon the terms and subject to the conditions of the Arrangement Agreement and in accordance with the Plan of Arrangement, among other things, Gold Standard will acquire all of the outstanding BMG Shares (other than those held by BMG Shareholders who validly exercise their Dissent Rights) in exchange for the Consideration. Dissenters who validly exercise their Dissent Rights will be entitled by Battle Mountain the fair market value of their BMG Shares and shall be deemed to have transferred their BMG Shares to Gold Standard as of the Effective Time. See “Dissent Rights” on page 52 of the Circular.

The Plan of Arrangement, which is deemed part of the Arrangement Agreement, provides that, at the Effective Time, a series of events shall occur subsequently without any further act or formality which shall give effect to the transactions contemplated by the Arrangement as described above under “The Arrangement – Plan of Arrangement”.

Conditions

Mutual Conditions Precedent

The obligations of the Parties to complete the Arrangement are subject to the fulfillment of each of the following conditions precedent on or before the Effective Time, each of which may only be waived with the mutual consent of the Parties:

  the Arrangement Resolution shall have been approved and adopted by the BMG Securityholders at the Meeting in accordance with the Interim Order;

  the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to Battle Mountain and Gold Standard, acting reasonably, on appeal or otherwise;

  there shall not exist any prohibition at law, including a cease trade order, injunction or other restraining order, judgment or decree against Battle Mountain or Gold Standard which shall prevent the consummation of the Arrangement;

  no action, suit or proceeding, shall have been taken under any applicable law or by any governmental entity or regulatory body, and no law, policy, decision or directive (having the force of law) shall have been enacted, promulgated, amended or applied, in each case that (i) makes consummation of the Arrangement illegal, (ii) enjoins or prohibits the Plan of Arrangement or the

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  transactions contemplated by the Arrangement Agreement, and (iii) renders the Arrangement Agreement unenforceable or frustrates the purpose and intent hereof;

  the (i) Gold Standard Shares to be issued to BMG Shareholders in exchange for their BMG Shares pursuant to the Plan of Arrangement and (ii) the replacement Gold Standard options and warrants that may be deemed for purposes of U.S. securities laws to be issued to BMG Optionholders and BMG Warrantholders in exchange for their BMG Options and BMG Warrants, respectively, pursuant to the Plan of Arrangement (but, for certainty, not the Gold Standard Shares issuable upon exercise of such options or warrants), shall be exempt from the registration requirements of the U.S. Securities Act in reliance upon the Section 3(a)(10) Exemption; provided, however, that Battle Mountain shall not be entitled to rely on the provisions of the Arrangement Agreement in failing to complete the transactions contemplated by the Arrangement Agreement in the event that Battle Mountain fails to advise the Court prior to the hearing in respect of the Final Order, as required by the terms of the Section 3(a)(10) Exemption, that Gold Standard will rely on the Section 3(a)(10) Exemption for the issuance of such securities, based on the Court’s approval of the Arrangement;

  conditional approval from the TSX-V shall have been obtained in respect of the Arrangement;

  the Arrangement Agreement shall not have been terminated in accordance with its terms; and

  the distribution of the Gold Standard Shares pursuant to the Arrangement (including the Gold Standard Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time) shall be exempt from the prospectus and registration requirements of applicable Securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Securities Laws and shall not be subject to resale restrictions under applicable Securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102 - Resale of Securities).

Additional Conditions Precedent to the Obligations of Gold Standard

The obligations of Gold Standard to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the fulfillment of each of the following conditions precedent (each of which is for the exclusive benefit of Gold Standard and may be waived by Gold Standard at any time):

  the Pre-Closing Wind-up and Pre-Closing Capitalization, if requested by Gold Standard, shall have been completed;

  all covenants of Battle Mountain under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Battle Mountain in all material respects, and Gold Standard shall have received a certificate from Battle Mountain addressed to Gold Standard and dated the Effective Date, signed on behalf of Battle Mountain by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

  all representations and warranties of Battle Mountain set out in the Arrangement Agreement that are qualified by materiality or by the expression BMG Material Adverse Effect shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of Battle Mountain shall be true and correct in all material respects, except where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in a BMG Material Adverse Effect, and Gold Standard shall have received a certificate from Battle Mountain addressed to Gold Standard and dated the Effective Date, signed

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  on behalf of Battle Mountain by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

  no action, suit, proceeding or tax reassessment, shall have been taken, threatened or pending under any applicable law or by any governmental entity or regulatory body, and no law, policy, decision or directive (having the force of law) shall have been enacted, promulgated, amended or applied, in each case that (i) results, or could reasonably be expected to result, in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, would result in a BMG Material Adverse Effect, (ii) if the Arrangement were consummated, would result in a Gold Standard Material Adverse Effect, or (iii) prohibits or limits the ownership or operation by Gold Standard or any of its affiliates of any material portion of the business or assets of Battle Mountain or compels Gold Standard or any of its affiliates to dispose of or hold separate any material portion of the business or assets of Battle Mountain as a result of the Arrangement;

  the Voting Agreement shall have been executed and delivered by the Locked-up shareholders;

  since the date of the Arrangement Agreement, there shall not have been any BMG Material Adverse Effect and Gold Standard shall have received a certificate from Battle Mountain addressed to Gold Standard and dated the Effective Date, signed on behalf of Battle Mountain by two of its senior executive officers, confirming the same as at the Effective Date;

  all loans made by Battle Mountain or any of its subsidiaries to an officer or director of Battle Mountain or any of its subsidiaries shall have been repaid in full;

  Gold Standard will have received resignations and releases in such form as is acceptable to Gold Standard, acting reasonably, in favour of Battle Mountain and its subsidiaries from those directors and officers of Battle Mountain and its subsidiaries as are specified by Gold Standard;

  Gold Standard shall have received the Title Opinions;

  Gold Standard shall have received evidence from Battle Mountain, in form satisfactory to Gold Standard, that as of the Effective Date, Battle Mountain and its subsidiaries have no liabilities or indebtedness (contingent or otherwise) that exceed the amount of $2,160,000;

  Gold Standard shall have received evidence from Battle Mountain that there are no loans outstanding between Battle Mountain and an affiliate or between two affiliates of Battle Mountain other than, if Gold Standard has not requested the Pre-Closing Capitalization, the BMG USA
  Debt, the Madison Debt, and the BMG Debt; and

  holders of no more than 7.5% of the BMG Shares shall have exercised Dissent Rights.

Additional Conditions Precedent to the Obligations of Battle Mountain

The obligation of Battle Mountain to complete the transactions contemplated by the Arrangement Agreement shall also be subject to the following conditions precedent (each of which is for the exclusive benefit of Battle Mountain and may be waived by Battle Mountain at any time):

  all covenants of Gold Standard under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by Gold Standard in all material respects, and Battle Mountain shall have received a certificate from Gold Standard, addressed to Battle Mountain and dated the Effective Date, signed on behalf of Gold Standard, by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

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  all representations and warranties of Gold Standard set forth in the Arrangement Agreement that are qualified by materiality or by the expression Gold Standard Material Adverse Effect shall be true and correct in all respects as of the Effective Time, as though made on and as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date) and all other representations and warranties of Gold Standard shall be true and correct in all material respects, except where any failure or failures of such representations or warranties to be so true and correct would not individually or in the aggregate result in a Gold Standard Material Adverse Effect, and Battle Mountain shall have received a certificate from Gold Standard, addressed to Battle Mountain and dated the Effective Date, signed on behalf of Gold Standard by two of their senior executive officers (without personal liability), confirming the same as at the Effective Date;

  no action, suit or proceeding, shall have been taken under any applicable law or by any governmental entity or regulatory body, and no law, policy, decision or directive (having the force of law) shall have been enacted, promulgated, amended or applied, in each case that (i) results in any judgment or assessment of damages, directly or indirect, which, individually or in the aggregate, has had or would be reasonably expected to have a Gold Standard Material Adverse Effect, or (ii) if the Arrangement were consummated, would result in a Gold Standard Material Adverse Effect;

  since the date of the Arrangement Agreement, there shall not have been any Gold Standard Material Adverse Effect and Battle Mountain shall have received a certificate from Gold Standard, addressed to Battle Mountain and dated the Effective Date, signed on behalf of Gold Standard, by two of its senior executive officers (without personal liability), confirming the same as at the Effective Date;

  Gold Standard shall have complied with its obligations under the Arrangement Agreement relating to the payment of the Consideration and the Depositary shall have confirmed receipt of such Consideration; and

  Gold Standard shall have delivered evidence satisfactory to Battle Mountain of the conditional approval of the listing and posting for trading on the TSX-V and the NYSE MKT of the Gold Standard Shares to be issued as Consideration pursuant to the Plan of Arrangement (including the Gold Standard Shares issuable pursuant to the BMG Options and BMG Warrants after the Effective Time), subject only to conditions that are customary for the TSX-V and the NYSE MKT in such transactions.

Representations and Warranties

The Arrangement Agreement contains a number of customary representations and warranties of Gold Standard and Battle Mountain relating to, among other things: corporate status; corporate authorization; no violation of constating documents, contracts or laws; capitalization; and the validity, binding nature of and enforceability of, the Arrangement Agreement. The representations and warranties also address various matters relating to the business, operations and properties of each of the Parties, including: reporting issuer status under Canadian and U.S. securities laws (as applicable); ownership of subsidiaries; public filings; financial statements; absence of undisclosed liabilities; absence of any Gold Standard Material Adverse Effect or BMG Material Adverse Effect, as applicable; regulatory approvals and consents; litigation; mineral rights and real property; taxes; expropriation; permits; environmental matters; compliance with law; accuracy of information in its data room; and “investment company” status under the U.S. Investment Company Act of 1940.

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In addition, with respect to Battle Mountain, the Arrangement Agreement also contains representations and warranties relating to: the Fairness Opinions from each of Haywood and E&E and recommendations of the Board of Directors; no intercompany debt; mining safety; cultural heritage; intellectual property; employment matters; books and records; insurance; employee benefits; winding up, administration and receivership, and absence of a voluntary arrangement with creditors or insolvency; registration rights; restrictions on business activities; related party transactions; material contracts; relationships with suppliers; brokers; corrupt practices legislation; anti-money laundering; NGOs and community groups; Competition Act (Canada); Investment Canada Act; no further investment commitments; “foreign private issuer” status under the U.S. Exchange Act; and U.S. Hart Scott-Rodino Antitrust Improvements Act of 1976.

Finally, with respect to Gold Standard, the Arrangement Agreement also contains representations and warranties relating to mineral reserves and resources; having sufficient shares and funds available to pay the Consideration; the issuance of Gold Standard Shares; shareholder approval; and “foreign private issuer” status under the U.S. Securities Act.

Covenants

Covenants of Battle Mountain Regarding the Conduct of Business

Battle Mountain covenants and agrees that, during the period from the date of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted pursuant to the Arrangement Agreement, Battle Mountain shall, and shall cause each of its subsidiaries to, conduct its business in the ordinary course of business consistent with past practice. From the date of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, Battle Mountain shall not, nor shall it permit any of its subsidiaries to, directly or indirectly, without the prior written consent of Gold Standard, such consent not to be unreasonably withheld or delayed:

  take any action except in the usual and ordinary course of business of Battle Mountain and its subsidiaries, and Battle Mountain shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

  other than as contemplated by the Arrangement Agreement, (i) amend its notice of articles, articles or other comparable organizational documents; (ii) split, combine or reclassify any shares in the capital of Battle Mountain or any of its subsidiaries, or declare, set aside or pay any dividend or other distribution or payment (whether in cash, securities or property or any combination thereof) in respect of the BMG Shares owned by any person or the securities of any subsidiary other than, in the case of Battle Mountain, any dividends paid in the ordinary course of business and consistent with past practice, and in the case of any subsidiary by Battle Mountain, any dividends payable to Battle Mountain or any wholly-owned subsidiary of Battle Mountain; (iii) issue, grant, deliver, sell or pledge, or agree to issue, grant, deliver, sell or pledge, any shares of Battle Mountain or its subsidiaries, or any options, warrants, securities or similar rights convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares or other securities of Battle Mountain or its subsidiaries, other than upon the valid exercise of BMG Options and BMG Warrants outstanding on the date of the Arrangement Agreement; (iv) redeem, purchase or otherwise acquire, or offer to redeem, purchase or otherwise acquire, any outstanding securities of Battle Mountain or any of its subsidiaries; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or

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  dissolution of Battle Mountain or any of its subsidiaries; (vii) amend its accounting policies or adopt new accounting policies, in each case except as required in accordance with IFRS; or (viii) enter into, modify or terminate any Contract with respect to any of the foregoing;

  other than as contemplated by the Arrangement Agreement or otherwise disclosed (i) except in the ordinary course of business sell, pledge, hypothecate, lease, license, sell and lease back, mortgage, dispose of or encumber or otherwise transfer, any assets, securities, properties, interests or businesses of Battle Mountain or any of its subsidiaries; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets or otherwise), directly or indirectly, any assets, securities, properties, interests, businesses, corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital, property transfer, or purchase of any other property or assets of any other person in an amount in excess of $25,000; (iii) except in the ordinary course of business, incur, create, assume or otherwise become liable for, any indebtedness for borrowed money or any other liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person (other than by entering into the Loan Agreement), or make any loans, capital contributions, investments or advances in an amount in excess of $25,000; (iv) other than as contemplated by the Arrangement Agreement, pay, discharge or satisfy any material claims, liabilities or obligations, except claims, liabilities or obligations reflected or reserved against in the BMG Financial Statements in an amount in excess of $25,000; (v) waive, release, grant or transfer any rights of material value; or (vi) authorize or propose any of the foregoing, or enter into or modify any contract to do any of the foregoing;

  other than as is necessary to comply with applicable laws, contracts, the BMG Stock Option Plan or Battle Mountain’s benefits plans (i) grant to any officer, employee or director of Battle Mountain or any of its subsidiaries an increase in compensation in any form, or grant any general salary increase; (ii) make any loan to any officer, employee, or director of Battle Mountain or any of its subsidiaries; (iii) take any action with respect to the grant of any rights of indemnification, severance, change of control, bonus or termination pay to, or enter into any employment agreement, indemnity agreement, deferred compensation or other similar agreement (or amend such existing agreement) with, or hire or terminate employment (except for just cause) of, any officer, employee or director of Battle Mountain or any of its subsidiaries; (iv) increase any benefits payable under any existing severance or termination pay policies or employment agreements, or adopt or amend or make any contribution to any benefits plans or other bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, indemnity, incentive compensation, compensation or other similar plan, agreement, trust, fund or arrangement for the benefit of directors, officers or employees or former directors, officers, employees of Battle Mountain or any of its subsidiaries; (v) increase compensation, bonus levels or other benefits payable to any director, executive officer or employee of Battle Mountain or any of its subsidiaries; (vi) except to the extent required in the BMG Stock Option Plan or in connection with the Arrangement, provide for accelerated vesting, or the removal of restrictions on the exercise, of any stock based or stock related awards (including stock options, stock appreciation rights, performance units and restricted share awards) upon a change of control occurring on or prior to the Effective Time; or (vii) establish, adopt or amend any collective bargaining agreement or similar agreement;

  settle, pay, discharge, satisfy, compromise, waive, assign or release (i) any action, claim or proceeding brought against Battle Mountain and/or any of its subsidiaries; or (ii) any action, claim or proceeding brought by any present, former or purported holder of its securities in connection with the transactions contemplated by the Arrangement Agreement or the Plan of Arrangement;

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  enter into any agreement or arrangement that provides for an area of mutual interest or an area of exclusion or that limits or otherwise restricts in any material respect Battle Mountain or any of its subsidiaries or any successor thereto, or that would, after the Effective Time, limit or restrict in any material respect Battle Mountain or any of its subsidiaries from carrying out the exploration on, and development of, Battle Mountain’s concessions;

  enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture or similar relationship between Battle Mountain or any of its subsidiaries and another person;

  other than as is necessary to comply with applicable laws, contracts, the BMG Stock Option Plan or Battle Mountain’s benefits plans, engage in any transaction with any related parties (other than as contemplated in the Arrangement Agreement or in the Loan Agreement);

  enter into any transaction or perform any act that would render, or would reasonably be expected to render, any representations and warranties made by Battle Mountain set forth in the Arrangement Agreement: (i) qualified by reference to a BMG Material Adverse Effect or materially, untrue or inaccurate in any respect; or (ii) not qualified by reference to a BMG Material Adverse Effect or materially, untrue or inaccurate in any material respect waive, release or assign any material rights, claims or benefits of Battle Mountain or any of its subsidiaries;

  (i) except in the ordinary course of business, enter into any agreement that if entered into prior to the date of the Arrangement Agreement, would be a material contract; (ii) except in the ordinary course of business, modify, amend in any material respect, transfer or terminate any material contract, or waive, release or assign any material rights or claims thereto or thereunder; or (iii) fail to enforce any breach or threatened breach of any material contract;

  incur, or commit to, capital expenditures in excess of $10,000 in the aggregate;

  except as provided in immediate preceding paragraph above, suspend all capital expenditure plans or work plans identified in the capital plan that forms part of Battle Mountain’s draft 2017 budget as disclosed to Gold Standard during the term of the Arrangement Agreement;

  enter into any material interest rate, currency or equity swaps, hedges, derivatives or other similar financial instruments;

  change any method of tax accounting (except as required by applicable laws or IFRS), make or change any material tax election, file any amended return, settle or compromise any material tax liability, agree to an extension or waiver of the limitation period with respect to the assessment, reassessment or determination of taxes, enter into any closing agreement with respect to any tax or surrender any right to claim a material tax refund;

  take any action or fail to take any action which action or failure to act would, or would reasonably be expected to, result in the loss, expiration or surrender of, or the loss of any material benefit under, or reasonably be expected to cause any governmental entities to institute proceedings for the suspension, revocation or limitation of material rights under, any permits necessary to conduct its businesses as now conducted or as proposed to be conducted; or fail to prosecute with commercially reasonable due diligence any pending applications to any governmental entities for permits;

  take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Battle

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  Mountain to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement; and

  agree, resolve or commit to do any of the foregoing.

Additional Covenants of Battle Mountain

  Battle Mountain shall use its commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by or for the benefit of Battle Mountain or any of its subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse prior to the Effective Time, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of Battle Mountain or any of its subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

  Battle Mountain shall promptly notify Gold Standard orally and in writing upon becoming aware of any circumstance or development that, to the knowledge of Battle Mountain, would, or could reasonably be expected to, constitute a BMG Material Adverse Effect;

  Battle Mountain shall promptly notify Gold Standard orally and in writing upon the receipt of any notice from a mining authority seeking the filing of an activation plan with respect to any concessions of Battle Mountain and will provide Gold Standard with reasonable opportunity to review and comment upon drafts of any response to be provided to the mining authority in connection with such notice, and will give reasonable consideration to all such comments. Gold Standard and its legal advisors shall provide any comments with respect to the drafts of any responses in a timely manner;

  Battle Mountain shall use commercially reasonable efforts to ensure that no June Options are issued and outstanding on the Effective Date;

  Battle Mountain shall promptly take steps to determine the amounts owing under the BMG USA Debt and Madison Debt expressed both in U.S. Dollars and the Canadian Dollar equivalent of U.S. Dollars based on the date(s) of the advance(s) that comprise the BMG USA Debt and Madison Debt;

  if requested by Gold Standard, Battle Mountain complete the Pre-Closing Windup and shall otherwise effect the Pre-Closing Windup and take all related actions (including any filings in respect of taxes) as and when requested by Gold Standard; and

  if and as requested by Gold Standard, Battle Mountain shall complete the Pre-Closing Capitalization and shall otherwise effect the Pre-Closing Capitalization and take all related actions (including any filings in respect of taxes) as and when requested by Gold Standard.

Covenants of Battle Mountain Relating to the Arrangement

Battle Mountain shall, and shall cause its subsidiaries to, perform all obligations required to be performed by Battle Mountain or any of its subsidiaries under the Arrangement Agreement, co-operate with Gold Standard in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement

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and, without limiting the generality of the foregoing, Battle Mountain shall and, where applicable, shall cause its subsidiaries to:

  promptly, and in any event within five Business Days following the date of the Arrangement Agreement, provide to Gold Standard (unless prohibited by the terms of such agreement) a copy of each confidentiality and/or standstill agreement which has been entered into by Battle Mountain or any subsidiary of Battle Mountain and any third party which has not expired or terminated in accordance with its terms;

  use commercially reasonable efforts to cause such members of the Board of Directors to resign as Gold Standard may require, as of the Effective Date, with a nominee of Gold Standard to be appointed to the Board of Directors immediately after each such resignation;

  apply for and use commercially reasonable efforts to obtain all key regulatory approvals relating to Battle Mountain or any of its subsidiaries which are typically applied for by an acquiree and, in doing so, keep Gold Standard reasonably informed as to the status of the proceedings related to obtaining such approvals;

  use commercially reasonable efforts to obtain all third party consents, approvals and notices required under any material contracts relating to Battle Mountain or any of its subsidiaries;

  defend all lawsuits or other legal, regulatory or other proceedings against Battle Mountain challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby; and

  make or cause its subsidiaries to make such returns, filings, elections (including any election or designation provided for under section 212.3 of the Tax Act) or disclosures as Gold Standard may request in writing prior to the Effective Date for the purposes of bringing Battle Mountain or the subsidiary into compliance with the Tax Act or mitigating any adverse consequences under the Tax Act that may arise but for such return, filing, election or disclosure.

Additional Covenants of Gold Standard

From the date of the Arrangement Agreement, until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms, except as required or permitted by the Arrangement Agreement, Gold Standard shall not:

  declare, set aside or pay any dividends on, make other distributions or return capital in respect of any of its capital stock or any other equity interests, in cash, stock, property or otherwise, except for dividends or distributions or return of capital payable by a subsidiary of Gold Standard to Gold Standard or a wholly-owned subsidiary of Gold Standard;

  split, combine, subdivide or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock;

  enter into any transaction or perform any act that would render, or would reasonably be expected to render, any representations and warranties made by Gold Standard set forth in the Arrangement Agreement: (i) that are qualified by reference to a Gold Standard Material Adverse Effect or materially, untrue or inaccurate in any respect; or (ii) that are not qualified by reference to a Gold Standard Material Adverse Effect or materially, untrue or inaccurate in any material respect;

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  adopt or propose to adopt any amendment to its constating documents which would have a material adverse impact on the consummation of the transactions contemplated by the Arrangement Agreement;

  enter into, modify or terminate any contract with respect to any of the foregoing; or

  agree, resolve or commit to do any of the foregoing.

Gold Standard shall also promptly notify Battle Mountain orally and in writing upon becoming aware of any circumstance or development that, to the knowledge of Gold Standard, would, or could reasonably be expected to, constitute a Gold Standard Material Adverse Effect.

Covenants of Gold Standard Relating to the Arrangement

Gold Standard shall and shall cause its subsidiaries to perform all obligations required to be performed by Gold Standard or any of its subsidiaries under the Arrangement Agreement, co-operate with Battle Mountain in connection therewith, and do all such other acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated in the Arrangement Agreement and, without limiting the generality of the foregoing, Gold Standard shall and, where applicable, shall cause its subsidiaries to:

  apply for and use commercially reasonable efforts to obtain all key regulatory approvals relating to Gold Standard or any of its subsidiaries which are typically applied for by an acquirer and, in doing so, keep Battle Mountain reasonably informed as to the status of the proceedings related to obtaining such approvals;

  use commercially reasonable efforts to obtain all third party consents, approvals and notices required under any material contracts relating to Gold Standard or any of its subsidiaries;

  take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Gold Standard to consummate the Arrangement or the other transactions contemplated by the Arrangement Agreement;

  defend all lawsuits or other legal, regulatory or other proceedings against Gold Standard or any of its subsidiaries challenging or affecting the Arrangement Agreement or the consummation of the transactions contemplated thereby;

  subject to the terms and conditions of the Arrangement Agreement and of the Plan of Arrangement and applicable laws, pay the aggregate Consideration to be paid pursuant to the Arrangement;

  provide such assistance as may be reasonably requested by Battle Mountain for the purposes of convening and holding the Meeting;

  use its commercially reasonable efforts to procure that the Section 3(a)(10) Exemption is available for the issuance of (i) Gold Standard Shares to BMG Shareholders in exchange for their BMG Shares pursuant to the Plan of Arrangement and (ii) replacement Gold Standard options and warrants that may be deemed for purposes of U.S. Securities Laws to be issued to BMG
  Optionholders and BMG Warrantholders in exchange for their BMG Options and BMG Warrants, respectively, pursuant to the Plan of Arrangement;

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  promptly notify Battle Mountain orally and in writing upon becoming aware of any circumstance or development that, to the knowledge of Gold Standard, would, or could reasonably be expected to, constitute a Gold Standard Material Adverse Effect;

  apply for and use commercially reasonable efforts to obtain conditional approval of the listing and posting for trading on the TSX-V and the NYSE MKT of the Gold Standard Shares to be issued in accordance with the terms of the Plan of Arrangement (including the Gold Standard Shares issuable pursuant to the BMG Options and the BMG Warrants after the Effective Time); and

  vote any BMG Shares held by it on the record date for the Meeting in favour of the Arrangement Resolution.

Mutual Covenants

Each of the Parties covenants and agrees that, except as contemplated in the Arrangement Agreement, during the period from the date of the Arrangement Agreement until the earlier of the Effective Time and the time that the Arrangement Agreement is terminated in accordance with its terms:

  it shall, and shall cause its subsidiaries to, use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations under the Arrangement Agreement to the extent the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable laws to complete the Plan of Arrangement, including using its commercially reasonable efforts to: (i) obtain all approvals and consents required to be obtained by it; (ii) effect all necessary registrations, filings and submissions of information requested by governmental entities required to be effected by it in connection with the Plan of Arrangement; (iii) oppose, lift or rescind any injunction or restraining order against it or other order or action against it seeking to stop, or otherwise adversely affecting its ability to make and complete, the Plan of Arrangement; and (iv) co-operate with the other Party in connection with the performance by it and its subsidiaries of their obligations hereunder;

  it shall not take any action, refrain from taking any commercially reasonable action, or permit any action to be taken or not taken, which is inconsistent with the Arrangement Agreement or which would reasonably be expected to significantly impede the consummation of the Plan of Arrangement or to prevent or materially delay the transactions contemplated thereby;

  it shall take all commercially reasonable actions within its control to ensure that representations and warranties that are: (i) qualified by reference to a BMG Material Adverse Effect, Gold Standard Material Adverse Effect or materiality, remain true and correct in all respects, or (ii) not qualified by reference to a BMG Material Adverse Effect, Gold Standard Material Adverse Effect or materiality, remain true and correct in all material respects, as of the Effective Date as if such representations and warranties were made at such date except to the extent such representations and warranties speak as of an earlier date;

  it shall use all commercially reasonable efforts to effect all necessary registrations, filings, requests and submissions of information required by governmental entities from such Party relating to the Arrangement; and

  it shall promptly notify the other Party of (i) any communication from any person alleging that the consent of such person (or another person) is or may be required in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its representatives), (ii) any material communication from any governmental entity or regulatory body in connection with the Arrangement (and the response thereto from such Party, its subsidiaries or its

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  representatives), and (iii) any litigation threatened or commenced against or otherwise affecting such Party or any of its subsidiaries that is related to the Arrangement.

Non-Solicitation

The Arrangement Agreement contains certain “non-solicitation” provisions pursuant to which Battle Mountain has agreed that it will not, directly or indirectly, through any officer, director, employee, advisor, representative, agent or any subsidiary:

  solicit, initiate, facilitate or encourage (including by way of furnishing information (including any site visit) or entering into any form of agreement, arrangement or understanding) any inquiries or proposals regarding an Acquisition Proposal;

  participate in any discussions or negotiations with any person (other than Gold Standard or any of its affiliates) regarding an Acquisition Proposal;

  approve, accept, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, any Acquisition Proposal;

  accept or enter into or publicly propose to accept or enter into, any agreement, understanding or arrangement in respect of an Acquisition Proposal; or

  make a Change in Recommendation.

Notwithstanding the above, Battle Mountain is permitted to engage in discussions or negotiations with, or respond to enquiries from any person that has made a bona fide unsolicited written Acquisition Proposal that the Board of Directors has determined in good faith constitutes or would reasonably be expected to result in a Superior Proposal, provided that Battle Mountain, among other things, provides to Gold Standard an executed copy of a confidentiality and standstill agreement with such person, containing terms no more favourable to such person than those found in the Confidentiality Agreement between Battle Mountain and Gold Standard.

If Battle Mountain receives an Acquisition Proposal which the Board of Directors determines in good faith, after consultation with Haywood and its outside legal counsel, constitutes a Superior Proposal, the Board of Directors may, subject to the right to match and termination fee provisions of the Arrangement Agreement, terminate the Arrangement Agreement in order to enter into a definitive agreement with respect to such Superior Proposal.

Right to Match

Battle Mountain has agreed to not approve, accept, endorse, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal unless:

  Battle Mountain has complied with its non-solicitation covenants under the Arrangement Agreement and has provided Gold Standard with a copy of the Superior Proposal and written notice from the Board of Directors setting out the value it ascribed to any non-cash consideration offered under the Superior Proposal;

  a period (the “Response Period”) of five (5) Business Days has elapsed from the later of (i) the date Gold Standard receives written notice from the Board of Directors that it has determined to approve, accept, endorse, recommend or enter into a binding written agreement to proceed with the Superior Proposal, and (ii) the date Gold Standard receives a copy of the Superior Proposal (and, if the consideration proposed under the Superior Proposal includes non-cash consideration,

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  a written notice from the Board of Directors setting out the value in financial terms) from the Board of Directors that it has determined to approve, accept, endorse, recommend or enter into a binding agreement to proceed with the Superior Proposal;

  if Gold Standard has proposed to amend the terms of the Arrangement Agreement and the Board of Directors, after taking the amendments into consideration, determines in good faith (after consultation with Haywood and outside counsel) that the Acquisition Proposal continues to be a Superior Proposal;

  Battle Mountain terminates the Arrangement Agreement on the basis that the Board of Directors authorized Battle Mountain to enter into a binding written agreement relating to the Superior Proposal; and

  Battle Mountain has previously, or concurrently will have, paid Gold Standard, or caused Gold Standard to be paid, the Termination Fee.

During the Response Period, Gold Standard shall have the right to offer to amend the terms of the Arrangement Agreement and the Plan of Arrangement.

During the Response Period, Battle Mountain shall negotiate in good faith with Gold Standard to enable Gold Standard to make such amendments to the terms of the Arrangement Agreement and the Plan of Arrangement as would enable Battle Mountain and Gold Standard to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms.

Within five (5) Business Days (the “Review Period”) of any such offer by Gold Standard to amend the terms of the Arrangement Agreement and the Plan of Arrangement, the Board of Directors shall review and determine whether the Acquisition Proposal would continue to be a Superior Proposal when assessed against Gold Standard’s amendments. Such determination of the Board of Directors shall be communicated to Gold Standard by the end of the Review Period.

If the Board of Directors determines the Acquisition Proposal to which Gold Standard is responding would not continue to be a Superior Proposal when assessed against Gold Standard’s amendments, Battle Mountain shall enter into an amendment to the Arrangement Agreement to give effect to such amendments. The Board of Directors shall promptly reaffirm its recommendation of the Plan of Arrangement by the issuance of a press release to that effect.

If Battle Mountain provides Gold Standard notice that it has approved, accepted, endorsed, recommended or entered into a binding written agreement to proceed with the Superior Proposal, less than seven (7) calendar days prior to the Meeting, Battle Mountain shall (if requested by Gold Standard) postpone or adjourn the Meeting to a date that is not less than seven (7) and not more than ten (10) calendar days after the date of such notice. However, the deadline for holding the Meeting and the Outside Date will be extended by the same number of days as the Meeting has been adjourned.

Each successive amendment to any Acquisition Proposal shall constitute a new Acquisition Proposal and Gold Standard shall be afforded a new Response Period in respect of each such Acquisition Proposal.

Termination

The Arrangement Agreement may be terminated in certain circumstances. If termination occurs, the Termination Fee could become payable depending on the manner in which the Arrangement Agreement is terminated.

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The circumstances under which the Arrangement Agreement may be terminated prior to the Effective Time are as follows:

  by mutual written agreement of Battle Mountain and Gold Standard; or

  by either Battle Mountain or Gold Standard, if:

o

the Effective Time shall not have occurred on or before the Outside Date, except that the right to terminate the Arrangement Agreement shall not be available to any party whose failure to fulfill any of its obligations or breach of any of its representations and warranties has been the cause of, or resulted in, the failure of the Effective Time to occur by such Outside Date (the “Outside Date Expiry”);

o

after the date of the Arrangement Agreement, there shall be enacted or made any applicable law that makes consummation of the Arrangement illegal or otherwise prohibited or otherwise prohibits or enjoins Battle Mountain or Gold Standard from consummating the Arrangement Agreement and such applicable law or enjoinment shall have become final and non- appealable; or

o

the Arrangement Resolution shall have failed to receive the requisite approval from BMG Securityholders at the Meeting (including any adjournment or postponement thereof) in accordance with the Interim Order (the “Failed Arrangement Resolution”), provided that a Party may not terminate the Arrangement Agreement if the failure to receive the approval from BMG Securityholders has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement;

  by Gold Standard, if:

o

the Board of Directors (i) fails to unanimously recommend that BMG Securityholders approve the Arrangement Resolution (the “Board Recommendation”), (ii) withdraws, withholds, amends, modifies or qualifies, or proposes publicly to withdraw, withhold, amend, modify or qualify the Board Recommendation, (iii) approves, accepts, endorses, or recommends or proposes publicly to approve, accept, endorse or recommend, any Acquisition Proposal, or (iv) fails to reaffirm the Board Recommendation within five (5) Business Days (and in any case prior to the Meeting) after having been requested in writing by Gold Standard to do so (it being understood that the taking of a neutral position or no position with respect to an Acquisition Proposal beyond a period of five (5) Business Days (or beyond the time of the Meeting, if sooner) shall be considered a failure of the Board of Directors to reaffirm its recommendation within the requisite time period) (each of the foregoing being referred to as a “Change in Recommendation”);

o

any of the mutual conditions precedent or conditions precedent to the obligations of Gold Standard under the Arrangement Agreement, are not satisfied, and such conditions are incapable of being satisfied by the Outside Date;

o

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Battle Mountain set forth in the Arrangement Agreement occurs that would cause either mutual conditions precedent or conditions precedent to the obligations of Gold Standard not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided, however, that Gold Standard is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied (the “BMG Breach”);

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o	Battle Mountain is in breach or in default of any of its non-solicitation provisions described above; or

o

the Meeting has not occurred on or before June 25, 2017; provided that the failure by Gold Standard to fulfil any obligation in the Arrangement Agreement is not the cause of, or does not result in, the failure of the Meeting to occur on or before such date (the “Meeting Date Expiry”).

  by Battle Mountain, if:

o

the Board of Directors authorizes Battle Mountain to enter into a binding written agreement relating to a Superior Proposal in accordance with the terms of the Arrangement Agreement; provided that concurrent with such termination, Battle Mountain pays, or causes to be paid, the Termination Fee;

o

any of the mutual conditions precedent or conditions precedent to the obligations of Battle Mountain under the Arrangement Agreement, are not satisfied, and such condition is incapable of being satisfied by the Outside Date; or

o

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Gold Standard set forth in the Arrangement Agreement occurs that would cause the conditions which are for the benefit of Battle Mountain not to be satisfied, and such conditions are incapable of being satisfied by the Outside Date; provided that Battle Mountain is not then in breach of the Arrangement Agreement so as to cause any such conditions not to be satisfied.

If the Arrangement Agreement is terminated, it shall become void and of no effect without liability of Battle Mountain or Gold Standard (or any shareholder, director, officer, employee, agent, consultant or representative of Battle Mountain or Gold Standard), except as otherwise expressly contemplated in the Arrangement Agreement.

Termination Fee Event

The Arrangement Agreement may be terminated in the following circumstances (each, a “Termination Fee Event”):

  by Gold Standard following a Change in Recommendation or breach of certain non-solicitation covenants;

  by Battle Mountain if the Board of Directors authorizes Battle Mountain to enter into a binding written agreement relating to a Superior Proposal, provided that concurrent with such termination, Battle Mountain pays, or causes to be paid, the Termination Fee; or

  (i) by Battle Mountain or Gold Standard following the Outside Date Expiry or the Failed Arrangement Resolution; or (ii) by Gold Standard following a BMG Breach or a Meeting Date Expiry, but only if prior to the termination of the Arrangement Agreement or prior to the Meeting, an Acquisition Proposal, or the intention to make an Acquisition Proposal, with respect to Battle Mountain shall have been made or publicly announced by any person (other than Gold Standard or any of its affiliates) and:

o	within twelve months following the date of such termination an Acquisition Proposal is consummated; or

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o

within six months following the date of such termination Battle Mountain or one or more of its subsidiaries enters into a definitive agreement in respect of, or the Board of Directors approves or recommends, a transaction contemplated by the subparagraph above and that transaction is subsequently consummated at any time thereafter.

If a Termination Fee Event occurs, Battle Mountain shall pay, or cause to be paid, to Gold Standard or as Gold Standard directs, the Termination Fee.

Liquidated Damages

Each of Battle Mountain and Gold Standard acknowledged in the Arrangement Agreement that the Termination Payment is a payment of liquidated damages which are a genuine pre-estimate of the damages which Gold Standard will suffer as a result of the occurrence of a Termination Fee Event. Battle Mountain irrevocably waived any right it may have to raise as a defense that any such liquidated damages are excessive or punitive. For greater certainty, the Parties agreed that, upon any termination of the Arrangement Agreement under circumstances where Gold Standard is entitled to the Termination Fee and such Termination Fee is paid in full, Gold Standard shall be precluded from any other remedy against Battle Mountain at law or in equity or otherwise (including an order for specific performance), and shall not seek to obtain any recovery, judgment, or damages of any kind, including consequential, indirect, or punitive damages, against Battle Mountain or any of its subsidiaries or any of their respective directors, officers, employees, partners, managers, members, shareholders or affiliates in connection with the Arrangement Agreement or the transactions contemplated thereby.

Directors’ and Officers’ Insurance

The Arrangement Agreement provides that prior to the Effective Date, Battle Mountain shall use commercially reasonable efforts to secure directors’ and officers’ liability insurance for the current and former directors and officers of Battle Mountain and its subsidiaries prior to the Effective Date on a six year “trailing” (or “run-off”) basis provided that such trailing policy is available at a reasonable cost.

Gold Standard agreed that it shall cause Battle Mountain and its subsidiaries to honour all rights to indemnification or exculpation now existing in favour of present and former officers and directors of Battle Mountain and its subsidiaries to the extent that they were previously disclosed to Gold Standard, and acknowledges that such rights shall survive the completion of the Plan of Arrangement and shall continue in full force and effect for a period of not less than six years from the Effective Date.

Amendments

The Arrangement Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties and any such amendment may, subject to the Interim Order and the Final Order and applicable law, without limitation:

  change the time for performance of any of the obligations or acts of the Parties;

  waive any inaccuracies or modify any representation or warranty contained in the Arrangement Agreement or in any document delivered pursuant thereto;

  waive compliance with or modify any of the covenants in the Arrangement Agreement contained and waive or modify performance of any of the obligations of the Parties; and/or

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  waive compliance with or modify any mutual conditions precedent contained din the Arrangement Agreement.

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Voting Agreement

Certain directors and officers of Battle Mountain (being Chet Idziszek, Ian Brown, Larry Kornze, Steven Garwin and Jonathan Awde), representing approximately 5.04% of the issued and outstanding BMG Shares on a non-diluted basis, 7.52% on a fully-diluted basis, as of the date of this Circular, have entered into a Voting Agreement with Gold Standard. The Voting Agreement is available for review on SEDAR (www.sedar.com) and may also be obtained by Battle Mountain Securityholders, free of charge, upon request from the Corporate Secretary of Battle Mountain at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 (Attention: Corporate Secretary).

The Voting Agreement sets forth, among other things, the terms and conditions upon which each Locked-up shareholder has agreed to vote all of the BMG Securities currently owned or controlled by such Locked-up shareholder in favour of the Arrangement Resolution. The summary of certain material provisions of the Voting Agreement contained in this Circular is not comprehensive, and is qualified in its entirety by reference to the full text of the Voting Agreement. The following is a summary of the principal terms of the Voting Agreement.

The Locked-up shareholders have each agreed that they will, and will cause his affiliates (other than Battle Mountain), as the case may be, to among other things:

  not directly or indirectly, solicit or encourage any Acquisition Proposal;

  not dispose of or convey any BMG Securities, or any right or interest therein (legal or equitable), to any person or group, except in the limited circumstances provided in the Voting Agreement;

  not exercise any securityholder rights or remedies at law to requisition or join in the requisition of a meeting of BMG Shareholders or take action of any kind that would reasonably be expected to delay or interfere with the successful completion of the Arrangement; and

  waive any rights of dissent from the Arrangement and not exercise Dissent Rights.

Until the earlier of (x) the Effective Date and (y) the termination of the Voting Agreement in accordance with its terms, at any meeting of the BMG Securityholders however called to consider any of the items of business referred to below, each Locked-up shareholder shall vote all their BMG Securities: (i) in favour of the approval of the Arrangement Agreement and the approval of the Arrangement; (ii) against any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of Battle Mountain in the Arrangement Agreement; (iii) against any merger, amalgamation or arrangement agreement or arrangement (other than the Arrangement Agreement and the Arrangement), consolidation, combination, share exchange, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Battle Mountain or any other Acquisition Proposal; (iv) against any agreement, amendment of Battle Mountain’s constating documents; and (v) against other action that is intended or could reasonably be expected to prevent, impede, interfere with, delay, postpone or discourage the consummation of the Arrangement.

The Voting Agreement may be terminated in the following circumstances:

  by mutual written agreement of Battle Mountain and Gold Standard;

  by Gold Standard if: (a) any of the representations and warranties of the Locked-up shareholder under the Voting Agreement shall not be true and correct in all material respects; or (b) the Locked-up shareholder shall not have complied in all material respects with any of his covenants

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  to Gold Standard contained in the Voting Agreement, in each case, provided Gold Standard is not in material default in the performance of its obligations under the Voting Agreement;

  by the Locked-up shareholder if: (a) any of the representations and warranties of Gold Standard under the Voting Agreement shall not be true and correct in all material respects; or (b) Gold Standard shall not have complied in all material respects with any of its covenants to the Locked- up shareholder contained in the Voting Agreement, in each case, provided the Locked-up shareholder is not in material default in the performance of its obligations under the Voting Agreement;

  the occurrence of the earlier of: (a) the Effective Date; and (b) termination of the Arrangement Agreement in accordance with its terms.

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Loan Agreement

In connection with the Arrangement Agreement, on April 11, 2017, Gold Standard advanced to Battle Mountain the Loan to replace the cash used by Battle Mountain to exercise the Lewis Property Option to acquire the remaining 40% interest in the Lewis Gold project, in accordance with the terms of the Loan Agreement. The Loan Agreement is available for review under Battle Mountain’s profile on SEDAR (www.sedar.com) and may also be obtained by Battle Mountain Securityholders, free of charge, upon request from the Corporate Secretary of Battle Mountain at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia V6E 2E9 (Attention: Corporate Secretary).

The Loan Agreement sets forth, among other things, the terms and conditions upon which Gold Standard agreed to advance the Loan to Battle Mountain. The summary of certain material provisions of the Loan Agreement contained in this Circular is not comprehensive, and is qualified in its entirety by reference to the full text of the Loan Agreement. The following is a summary of the principal terms of the Voting Agreement.

The Loan: (i) is in the principal amount of $1,550,000; (ii) is unsecured; (iii) bears interest at the rate of five (5%) percent per annum; (iv) matures on the earlier of (A) August 10, 2017 and (B) the acceleration of payment of the Loan after the occurrence of an “Event of Default” (as defined below); and (v) is subject to a late payment penalty equal to 15% of the principal amount of the Loan if such principal is not repaid when due. The proceeds of the Loan were used to replenish the funds used by Battle Mountain to exercise the Lewis Property Option.

Following the occurrence of an event of default, other than pursuant to Battle Mountain accepting a Superior Proposal or the Board of Directors issuing a Change in Recommendation, the principal amount of the Loan, together with all accrued interest and a late payment penalty of 15% of the principal amount, is convertible, at the option of Gold Standard, into BMG Shares at a conversion price equal to the greater of: (i) the 5-day volume weighted average price of BMG Shares preceding the date of the Event of Default and (ii) the Discounted Market Price (as such term is defined in the TSX-V Corporate Finance Policies) as of the date of the Event of Default (a "Maturity Date Conversion").

If the Board of Directors accepts a Superior Proposal or issues a Change in Recommendation, the principal amount of the Loan, together with all accrued interest, is convertible, at the option of Gold Standard, into BMG Shares at a conversion equal to the greater of: (i) $0.59 per BMG Share; and (ii) the Discounted Market Price as of the date of acceptance of a Superior Proposal or the Change in Recommendation (a “Superior Proposal Conversion”).

In the case of a Maturity Date Conversion, Gold Standard shall have five Business Days following the date of the Event of Default (subject to the expiry of any applicable curative periods) to exercise its conversion right. In the case of a Superior Proposal Conversion, Gold Standard shall have five Business Days following the date on which the Board of Directors accepts a Superior Proposal or issues a Change in Recommendation to exercise its conversion right.

The conversion price, and the number of BMG Shares issuable upon a conversion, is subject to adjustment upon the occurrence of any of the following: (i) distribution of a stock dividend or assets (other than a cash dividend); (ii) share split or consolidation; (iii) a capital reorganization; (iv) a merger or consolidation of Battle Mountain with or into another entity; (v) sale of all or substantially all of Battle Mountain’s properties and assets; or (vi) an event that has substantially the same economic effect as any of the foregoing.

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The Loan Agreement contains customary restrictive covenants with respect to Battle Mountain and customary events of default including, among other things, upon: (i) a failure by Battle Mountain to pay any amount owing under the Loan by August 10, 2017; (ii) the occurrence of a change of control of Battle Mountain; (iii) the acceptance by the Board of Directors of a Superior Proposal; and (iv) the issuance by the Board of Directors a Change in Recommendation.

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Dissent Rights

Registered BMG Shareholders who wish to dissent should take note that strict compliance with the dissent procedures of the Business Corporations Act (British Columbia), as modified by the Plan of Arrangement, the Interim Order, and the Final Order is required. The following description of the Dissent Rights is not a comprehensive statement of the procedures to be followed by a Dissenter who seeks payment of the fair market value of its BMG Shares and is qualified in its entirety by the reference to the full text of Division 2 of Part 8 (sections 237 to 247) of the Business Corporations Act (British Columbia) which is attached to this Circular as Schedule G, as modified by the Plan of Arrangement, the Interim Order, and the Final Order, all of which are available on SEDAR (www.sedar.com) under Battle Mountain’s public filings.

The statutory provisions dealing with the right of dissent are technical and complex. Any registered BMG Shareholders wishing to exercise their Dissent Rights should seek independent legal advice, as failure to comply strictly with the provisions of Division 2 of Part 8 (sections 237 to 247) of the Business Corporations Act (British Columbia) may prejudice their Dissent Rights. A Dissenter should obtain independent legal advice with respect to the exercise of his or her Dissent Rights to ensure strict compliance with the Dissent Procedures.

Each registered BMG Shareholder who fails to exercise the Dissent Rights strictly in accordance with the dissent procedures described below and in the BCBCA will be deemed to have failed to exercise the Dissent Rights validly, and consequently to have waived the Dissent Rights, and ceased to be entitled to be paid the fair market value of the registered BMG Shareholder's BMG Shares.

Only registered BMG Shareholders are entitled to Dissent Rights. Non-registered BMG Shareholders who wish to exercise Dissent Rights should arrange to have their BMG Shares registered in their name before the applicable deadline for exercising the Dissent Rights or should make arrangements with the registered holder of their BMG Shares to exercise the Dissent Rights on their behalf.

A Dissenter who dissents from the Arrangement Resolution in compliance with Division 2 of Part 8 (sections 237 to 247) of the Business Corporations Act (British Columbia) will be entitled, if the Arrangement Resolution becomes effective, to be paid by Gold Standard the fair market value of the BMG Shares held by such Dissenter, such value to be determined at the close of business on the last Business Day before the day of the Meeting.

A Dissenter must dissent with respect to all BMG Shares registered in the name of the Dissenter. A registered BMG Shareholder who wishes to dissent must deliver written notice of dissent to Battle Mountain, c/o Dentons Canada LLP, 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8, Attention: Gary R. Sollis, and the notice of dissent must comply with the requirements of Section 242 of the Business Corporations Act (British Columbia). The Notice of Dissent must be sent to Battle Mountain at least two Business Days before the day of the Meeting or any adjournment thereof. Since the date of the Meeting is June 8, 2017, a Notice of Dissent must be received by Battle Mountain no later than 10:00 a.m. (Vancouver time) on June 6, 2017 or at least two Business Days immediately before any date to which the Meeting may be postponed or adjourned.

Any failure by a registered BMG Shareholder to fully comply may result in the loss of that BMG Shareholder's Dissent Rights. Non-registered BMG Shareholders who wish to exercise Dissent Rights

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must arrange for the registered BMG Shareholder holding their BMG Shares to deliver the Notice of Dissent.

The delivery of a Notice of Dissent does not deprive a Dissenter of the right to vote at the Meeting on the Arrangement Resolution; however, a Dissenter is not entitled to exercise the Dissent Rights with respect to any of their BMG Shares if the Dissenter votes in favour of the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent.

A Dissenter must prepare a separate Notice of Dissent for themselves, if dissenting on their own behalf, and for each other person who beneficially owns BMG Shares registered in the Dissenter's name and on whose behalf the Dissenter is dissenting; and must dissent with respect to all of the BMG Shares registered in their name and beneficially owned by the non-registered BMG Shareholder on whose behalf he or she is dissenting.

The Notice of Dissent must set out the number of BMG Shares in respect of which the Notice of Dissent is to be sent (the ''Notice Shares") and must include:

  if such BMG Shares are all of the BMG Shares of which the Dissenter is both the registered and beneficial owner and the Dissenter owns no other BMG Shares as beneficial owner, a statement to that effect;

  if such BMG Shares are all of the BMG Shares of which the Dissenter is both the registered and beneficial owner but the Dissenter owns additional BMG Shares as beneficial owner, a statement to that effect and;

(i)	the names of the registered BMG Shareholders;

(ii)	the number of BMG Shares held by each of those registered BMG Shareholders; and

(iii)	a statement that written Notices of Dissent are being, or have been, sent with respect to all those other BMG Shares; or

  if the Dissent Rights are being exercised by a registered BMG Shareholder on behalf of a beneficial owner of such BMG Shares who is not the Dissenter, a statement to that effect and:

(i)	the name and address of the beneficial owner, and

(ii)	a statement that the registered owner is dissenting in relation to all of the BMG Shares beneficially owned by the beneficial owner that are registered in the registered BMG Shareholder's name.

If the Arrangement Resolution is approved by the BMG Shareholders and if Battle Mountain notifies the Dissenters of its intention to act upon the Arrangement Resolution, the Dissenter is then required within one month after Battle Mountain gives such notice, to send to Battle Mountain, the certificates representing the Notice Shares and a written statement that the Dissenter requires Battle Mountain to purchase all of the Notice Shares. If the Dissent Right is being exercised by the Dissenter on behalf of a non-registered BMG Shareholder who is not the Dissenter, a statement signed by the beneficial owner is required which sets out whether the beneficial owner is the beneficial owner of other BMG Shares and if so, (i) the names of the registered owners of such BMG Shares; (ii) the number of such BMG Shares; and (iii) that dissent is being exercised in relation to all of those BMG Shares. Upon delivery of these documents, the Dissenter is deemed to have sold the

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BMG Shares and BMG is deemed to have purchased them. Once the Dissenter has done this, the Dissenter may not vote or exercise any shareholder rights in respect of the Notice Shares.

The Dissenter and Battle Mountain may agree on the payout value of the Notice Shares; otherwise, either party may apply to the court to determine the fair value of the Notice Shares or apply for an order that value be established by arbitration or by reference to the registrar or a referee of the court. After a determination of the payout value of the Notice Shares, Battle Mountain must then promptly pay that amount to the Dissenter.

A Dissenter loses his or her Dissent Right if, before full payment is made for the Notice Shares, Battle Mountain abandons the corporate action that has given rise to the Dissent Right (namely the Arrangement), a court permanently enjoins the action, or the Dissenter withdraws the Notice of Dissent with Battle Mountain's consent. When these events occur, Battle Mountain must return the share certificates to the Dissenter and the Dissenter regains the ability to vote and exercise shareholder rights.

The discussion above is only a summary of the Dissent Rights, which are technical and complex. A registered BMG Shareholder who intends to exercise Dissent Rights should carefully consider and comply with the provisions of Division 2 of Part 8 (sections 237 to 247) of the Business Corporations Act (British Columbia). Persons who are non-registered BMG Shareholders of BMG Shares registered in the name of an intermediary such as a broker, custodian, nominee, other intermediary, or in some other name, who wish to dissent should be aware that only the registered owner of such BMG Shares is entitled to dissent.

Any registered BMG Shareholder wishing to exercise the Dissent Rights should seek their own legal advice as failure to comply strictly with the applicable provisions of the Business Corporations Act (British Columbia) may prejudice the availability of such Dissent Rights. Dissenters should note that the exercise of Dissent Rights can be a complex, time-consuming and expensive process.

Gold Standard has the right to terminate the Arrangement Agreement and to not complete the Arrangement if holders of more than 7.5% of the issued and outstanding BMG Shares have exercised the Dissent Rights in relation to the Arrangement.

Risk Factors

Risks Associated with the Arrangement

In evaluating the Arrangement, you should carefully consider the following risk factors relating to the Arrangement. The following risk factors are not a definitive list of all risk factors associated with the Arrangement. Additional risks and uncertainties, including those currently unknown or considered immaterial by Battle Mountain, may also adversely affect BMG Shares, Gold Standard Shares and/or the businesses of Gold Standard following the Arrangement. In addition to the risk factors relating to the Arrangement set out below, you should also carefully consider the risk factors associated with the businesses of Battle Mountain and Gold Standard included in this Circular and in the documents incorporated by reference in this Circular.

The risks associated with the Arrangement include, but not limited to, the following:

The Arrangement Agreement may be terminated in certain circumstances, including in the event of a BMG Material Adverse Effect with respect to Battle Mountain or a Gold Standard Material Adverse Effect with respect to Gold Standard.

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Each of Battle Mountain and Gold Standard has the right to terminate the Arrangement Agreement and Arrangement in certain circumstances. For example, both Battle Mountain and Gold Standard has the right, in certain circumstances, to terminate the Arrangement Agreement if a material adverse change occurs with respect to the other Party. Although a material adverse change excludes certain events that are beyond the control of the Parties, there is no assurance that a change constituting a material adverse change in a Party will not occur before the Effective Date, in which case the other Party could elect to terminate the Arrangement Agreement and the Arrangement would not proceed. Accordingly, there is no certainty, nor can Battle Mountain provide any assurance, that the Arrangement Agreement will not be terminated by either Battle Mountain or Gold Standard before the completion of the Arrangement.

There can be no certainty that all conditions precedent to the Arrangement will be satisfied.

The completion of the Arrangement is subject to a number of conditions precedents, certain of which are outside the control of Battle Mountain (for example, the Court’s approval). There can be no certainty, nor can Battle Mountain provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied.

If the Arrangement is not completed and the Board of Directors decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

Battle Mountain and Gold Standard expect to incur significant costs associated with the Arrangement.

Battle Mountain and Gold Standard will collectively incur significant direct transaction costs in connection with the Arrangement. Actual direct transaction costs incurred in connection with the Arrangement may be higher than expected. In addition, additional costs may be incurred to the extent that any registered BMG Shareholders exercise their Dissent Rights and receive payout value of their BMG Shares. Moreover, certain of Battle Mountain’s and Gold Standard’s costs related to the Arrangement, including legal, financial advisory services, accounting, printing and mailing costs, must be paid even if the Arrangement is not completed.

Risks associated with a fixed exchange ratio.

You will receive fixed Consideration under the Arrangement, rather than consideration with a fixed market value. Because the number of Gold Standard Shares that may be received in respect of each BMG Share under the Arrangement will not be adjusted to reflect any change in the market value of Gold Standard Shares, the market value of Gold Standard Shares that may be received under the Arrangement may vary significantly from the market value at the dates referenced in this Circular. If the market price of Gold Standard Shares increases or decreases, the value of the share based consideration that BMG Shareholders receive pursuant to the Arrangement will correspondingly increase or decrease. There can be no assurance that the market price of Gold Standard Shares on the Effective Date will not be lower than the market price of such Gold Standard Shares on the date of the Arrangement Agreement. In addition, the number of Gold Standard Shares being issued in connection with the Arrangement will not change despite decreases or increases in the market price of BMG Shares. Many of the factors that affect the market price of Gold Standard Shares and BMG Shares are beyond the control of Gold Standard and Battle Mountain, respectively. These factors include fluctuations in commodity prices, fluctuations in currency exchange rates, changes in the regulatory environment, political developments, prevailing conditions in the capital markets and interest rate fluctuations.

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Battle Mountain directors and officers may have interests in the Arrangement that are different from those of BMG Securityholders.

In considering the recommendation of the Board of Directors to vote in favour of the Arrangement Resolution, you should be aware that certain members of the Board of Directors and management team have agreements or arrangements that provide them with interests in the Arrangement that differ from, or are in addition to, those of BMG Shareholders generally. See the section entitled “Securities Laws Considerations – Canadian Securities Laws - Collateral Benefits under MI 61-101” on page 78 of this Circular.

The market price for BMG Shares may decline.

If the Arrangement is not approved by BMG Securityholders or any of the other conditions to completion of the Arrangement are not satisfied or waived, the market price of BMG Shares may decline to the extent that the current market price of BMG Shares reflects a market assumption that the Arrangement will be completed. If the Arrangement Agreement is terminated and the Board of Directors decides to seek another merger or arrangement, there can be no assurance that it will be able to find a party willing to pay an equivalent or more attractive price than the total consideration to be paid pursuant to the Arrangement.

The issuance of Gold Standard Shares under the Arrangement and their subsequent sale may cause the market price of Gold Standard Shares to decline.

As of the date of this Circular, 222,795,174 Gold Standard Shares were issued and outstanding. Up to 8,778,067 Gold Standard Shares may be issued or issuable in connection with the Arrangement. The issue of these new Gold Standard Shares and their sale and the sale of additional Gold Standard Shares that may become eligible for sale in the public market from time to time could depress the market price for Gold Standard Shares.

There are risks related to the integration of Battle Mountain’s and Gold Standard’s existing businesses.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular under the heading “The Arrangement – Reasons for and Benefits of the Arrangement”, above, will depend, in part, on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on Gold Standard’s ability to realize the anticipated growth opportunities and synergies from integrating Battle Mountain’s and Gold Standard’s businesses following completion of the Arrangement. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities available to Gold Standard following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business and employee relationships that may adversely affect the ability of Gold Standard to achieve the anticipated benefits of the Arrangement.

The disposition of BMG Shares under the Arrangement may be subject to Canadian or United States income tax.

The exchange of BMG Shares for the consideration from Gold Standard may be subject to Canadian or United States income taxes. See the commentary under the headings “Certain Canadian Federal Income Tax Considerations” on page 59 and “Certain Material United States Federal Income Tax Considerations” on page 65 of this Circular.

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If Battle Mountain is a passive foreign investment company (“PFIC”), the exchange of BMG Shares pursuant to the Arrangement could have adverse U.S. federal income tax consequences to U.S. holders.

If Battle Mountain is a PFIC for U.S. federal income tax purposes, the amount of U.S. federal income tax on any gain recognized by a U.S. holder of BMG Shares upon the consummation of the exchange pursuant to the Arrangement will be subject to special U.S. tax rules. Generally, a U.S. holder would be treated as recognizing the gain rateably over its holding period for its BMG Shares. The amounts allocated to the current taxable year and to any taxable year in the holding period prior to the first taxable year in which BMG were a PFIC would be taxed as ordinary income. The amounts allocated to any other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. However, if the U.S. holder has made a timely and proper “qualified electing fund” election or “mark-to-market” election, then the PFIC rules described above will not apply. Battle Mountain believes that it was a PFIC for its prior tax year ended October 31, 2016, and was likely a PFIC in certain other prior tax years. Based on current business plans and financial expectations, Battle Mountain anticipates that it should be a PFIC for its current tax year as well. See the section of the Circular entitled “Certain Material United States Federal Income Tax Considerations”. A U.S. holder of BMG Shares should consult its tax advisor regarding the application of the PFIC rules to the Arrangement.

There may be other tax risks associated with investments in Gold Standard.

U.S. holders of BMG Shares should consider that Gold Standard expects to be a PFIC for its current taxable year. The determination of whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document. If Gold Standard is a PFIC in the current taxable year, U.S. Holders of Gold Standard Shares acquired pursuant to the Arrangement will be subject to the PFIC rules. See the section of the Circular entitled “Certain Material United States Federal Income Tax Considerations”. U.S. Holders should consult their own tax advisors regarding the PFIC status of Gold Standard and whether the U.S. Holder would be able to make a QEF or mark-to-market election for its Gold Standard Shares.

Battle Mountain has not verified the reliability of the information regarding Gold Standard included in, or which may have been omitted from, this Circular.

All historical information regarding Gold Standard contained in this Circular, including all Gold Standard financial information and all pro forma financial information reflecting the pro forma effects of a combination of Battle Mountain and Gold Standard, has been provided by Gold Standard. Although Battle Mountain has no reason to doubt the accuracy or completeness of such information, any inaccuracy or material omission in the information about or relating to Gold Standard contained in this Circular could result in unanticipated liabilities or expenses, increase the cost of integrating the companies or adversely affect the operational plans of Gold Standard and its results of operations and financial condition.

Risks Relating to Battle Mountain

If the Arrangement is not completed, Battle Mountain will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in the BMG Annual MD&A, filed with the Canadian Securities Administrators and available on Battle Mountain’s profile on SEDAR (www.sedar.com), which is incorporated by reference into this Circular.

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Risks Relating to Gold Standard

If the Arrangement is completed, Gold Standard will continue to face many of the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in Gold Standard’s most recent AIF dated March 30, 2017, filed with the Canadian Securities Administrators and available on Gold Standard’s profile on SEDAR (www.sedar.com), which is incorporated by reference into this Circular.

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Certain Canadian Federal Income Tax Considerations

The following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations of the Arrangement generally applicable to a beneficial owner of BMG Shares who disposes of BMG Shares pursuant to the Arrangement and who, at all relevant times and for the purposes of the Tax Act, deals at arm’s length with Gold Standard and Battle Mountain, is not affiliated or connected with Gold Standard or Battle Mountain, and holds its BMG Shares, and will hold its Gold Standard Shares acquired pursuant to the Arrangement, as capital property (a “Holder”).

BMG Shares generally will be considered to be capital property to a Holder unless the Holder holds them in the course of carrying on a business of trading or dealing in securities, or in the course of an adventure or concern in the nature of trade. Certain shareholders who are resident in Canada for the purposes of the Tax Act whose BMG Shares might not otherwise qualify as capital property may, in certain circumstances, treat such BMG Shares as capital property by making an irrevocable election as provided by subsection 39(4) of the Tax Act to deem all BMG Shares and all other “Canadian securities” (as defined in the Tax Act) owned by the Holder in the taxation year in which the Holder makes the election, and in all subsequent taxation years, to be capital property.

This summary is not applicable to a Holder: (a) that is exempt from taxation under Part I of the Tax Act; (b) that is a "financial institution" or a "specified financial institution" (both as defined in the Tax Act); (c) an interest in which is, or whose BMG Shares or Gold Standard Shares are, a "tax shelter investment" (as defined in the Tax Act); (d) that has made a “functional currency” election under section 261 of the Tax Act; (e) has entered into or will enter into, with respect to BMG Shares or Gold Standard Shares, a “derivative forward agreement” (as defined in the Tax Act); (f) that is a “foreign affiliate” (as defined in the Tax Act) of a taxpayer resident in Canada; and (g) that is a corporation resident in Canada and is or becomes controlled by a non-resident corporation for purposes of the “foreign affiliate dumping rules” in section 212.3 of the Tax Act.

This summary does not address the tax treatment applicable to BMG Options or BMG Warrants and, accordingly, all BMG Optionholders and BMG Warrantholders should consult with their own tax advisors in this regard.

This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current published administrative practices and policies of the CRA publicly available before the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations announced by or on behalf of the Minister of Finance (Canada) before the date hereof (the "Proposed Amendments") and assumes that all Proposed Amendments will be enacted in the form proposed, although no assurances can be given in this regard. Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental, regulatory, or judicial action or decision, or changes in the administrative practices of the CRA, nor does it take into account provincial, territorial or foreign income tax considerations, which may differ from the Canadian federal income tax considerations discussed below.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not, and should not be construed as, legal, business or tax advice to any particular Holder and no representation with respect to the tax consequences to any particular Holder is made. Accordingly, all Holders should consult their own tax advisors regarding the Canadian federal income tax consequences of the Arrangement applicable to their particular circumstances.

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Holders Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, is or is deemed to be resident in Canada for purposes of the Tax Act (a "Resident Holder").

Exchange of BMG Shares under the Arrangement

Pursuant to the terms of the Arrangement, a Resident Holder whose BMG Shares are exchanged for cash and Gold Standard Shares will be considered to have received only Gold Standard Shares for 51/59th of each BMG Share so exchanged and only cash for the remaining 8/59th of such BMG Share. A Resident Holder will not recognize a capital gain (or a capital loss) on the disposition of 51/59th of each BMG Share so exchanged for Gold Standard Shares pursuant to section 85.1 of the Tax Act, unless it chooses to recognize a capital gain (or a capital loss) by including such capital gain (or a capital loss) in computing its income for the taxation year in which the exchange takes place, as described below. A Resident Holder will recognize a capital gain (or a capital loss) on the disposition of the remaining 8/59th of each BMG Share so exchanged for cash to the extent the amount of cash received, net of any reasonable costs of disposition, exceeds (or is less than) the adjusted cost base of such 8/59th of a BMG Share. See "Taxation of Capital Gains and Capital Losses" below.

Where a Resident Holder does not choose to recognize a capital gain (or a capital loss) in respect of the disposition of 51/59th of a BMG Share so exchanged for Gold Standard Shares under the Arrangement, such Resident Holder will be considered to have disposed of 51/59th of a BMG Share for proceeds of disposition equal to the Resident Holder’s adjusted cost base of such 51/59th of the BMG Share, determined immediately before the exchange, and the Resident Holder will be considered to have acquired the Gold Standard Shares at an aggregate cost equal to the proceeds of disposition of all such fractions of BMG Shares so exchanged for Gold Standard Shares. This cost will be averaged with the adjusted cost base of all other Gold Standard Shares held by the Resident Holder for the purposes of determining the adjusted cost base of each Gold Standard Share held by the Resident Holder.

Where a Resident Holder chooses to recognize a capital gain (or a capital loss) on the disposition of 51/59th of a BMG Share so exchanged for Gold Standard Shares under the Arrangement, the Resident Holder will recognize a capital gain (or a capital loss) equal to the amount, if any, by which the fair market value of such the Gold Standard Shares received, net of any reasonable costs associated with the disposition, exceeds (or is less than) the aggregate of the adjusted cost base of such 51/59th of the BMG Share to the Resident Holder, determined immediately before the exchange. See “Taxation of Capital Gains and Losses” below. The cost to the Resident Holder of Gold Standard Shares acquired on such exchange will equal the fair market value of those Gold Standard Shares at the Effective Time and will, for the purpose of determining the Resident Holder's adjusted cost base of those Gold Standard Shares, be averaged with the adjusted cost base to the Resident Holder of any other Gold Standard Shares held by the Resident Holder as capital property at the Effective Time.

The Arrangement does not permit a shareholder to file a joint election under section 85 of the Tax Act.

Taxation of Capital Gains and Capital Losses

Generally, a Resident Holder will be required to include in computing its income for a taxation year one-half of the amount of any capital gain (a "taxable capital gain") realized by it in that year. A Resident Holder will generally be entitled to deduct one half of the amount of any capital loss (an "allowable capital loss") realized in a taxation year from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back to any of the three preceding taxation years or carried forward to any subsequent taxation year and

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deducted against net taxable capital gains realized in such years, subject to the detailed rules contained in the Tax Act.

A capital loss realized by a Resident Holder that is a corporation may, to the extent and under the circumstances specified by the Tax Act, be reduced by the amount of dividends received or deemed to have been received by the corporation on such shares (or on a share for which such share is substituted or exchanged). Similar rules may apply where shares are owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Holders to whom these rules may be relevant should consult their own advisors.

Resident Holders should also note the comments below under "Alternative Minimum Tax" and "Additional Refundable Tax of Canadian-Controlled Private Corporations".

Dissenting Resident Holders

A Resident Holder who, as a result of exercising Dissent Rights in respect of the Arrangement, receives a cash payment from Gold Standard (a “Resident Dissenter”) will realize a capital gain (or a capital loss) equal to the amount by which the payment (other than interest) exceeds (or is less than) the aggregate of the Resident Dissenter’s adjusted cost base of BMG Shares at the Effective Time and any reasonable costs of disposition. The Resident Dissenter will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and losses. See "Taxation of Capital Gains and Capital Losses" above.

A Resident Dissenter must include in computing the Resident Dissenter’s income any interest awarded to it by the Court.

Dividends on Gold Standard Shares

A Resident Holder who is an individual will be required to include in income any dividends received or deemed to be received on Gold Standard Shares, and will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by Gold Standard as "eligible dividends" as defined in the Tax Act. There may be certain restrictions on Gold Standard’s ability to designate any dividends as eligible dividends, and Gold Standard has made no commitment in this regard.

A Resident Holder that is a corporation will be required to include in income any dividend received or deemed to be received on Gold Standard Shares, and generally will be entitled to deduct an equivalent amount in computing its taxable income, subject to all applicable restrictions under the Tax Act. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regarding to their own circumstances.

A corporate Resident Holder that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a special tax (refundable in certain circumstances) of 38 ⅓% on any dividend that it receives or is deemed to receive on its Gold Standard Shares to the extent that the dividend is deductible in computing the corporation's taxable income.

Disposition of Gold Standard Shares

A Resident Holder that disposes or is deemed to dispose of a Gold Standard Share in a taxation year (other than a disposition to Gold Standard in circumstances other than a purchase by Gold Standard in

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the open market in the manner in which shares are normally purchased by a member of the public in the open market) generally will realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Gold Standard Share exceeds (or are less than) the aggregate of the Resident Holder's adjusted cost base of such Gold Standard Share at that time, and any reasonable costs of disposition. The Resident Holder will be required to include any resulting taxable capital gain in income, or be entitled to deduct any resulting allowable capital loss, in accordance with the usual rules applicable to capital gains and capital losses. See "Taxation of Capital Gains and Capital Losses" above.

Alternative Minimum Tax

A capital gain realized, or a dividend received, by a Resident Holder who is an individual (including certain trusts) may give rise to liability for alternative minimum tax under the Tax Act.

Additional Refundable Tax of Canadian-Controlled Private Corporations

A Resident Holder that is a "Canadian-controlled private corporation" (as defined in the Tax Act) may be required to pay an additional 10 ⅔% tax (refundable in certain circumstances) on certain investment income, which includes taxable capital gains, interest and dividends or deemed dividends not deductible in computing taxable income.

Eligibility for Investment

The Gold Standard Shares, when issued at the Effective Time, will be “qualified investments” under the Tax Act and the Regulations for a trust governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “tax-free savings account” (“TFSA”), a “registered education savings plan”, a “deferred profit sharing plan” and a “registered disability savings plan” (as those terms are defined in the Tax Act) at that time, provided that the Gold Standard Shares are listed on a “designated stock exchange” as defined for purposes of the Tax Act (which currently includes the TSX-V).

Notwithstanding that the Gold Standard Shares may be qualified investments for a TFSA, RRSP or RRIF (a “Registered Plan”) at the Effective Time, if the Gold Standard Shares are a “prohibited investment” within the meaning of the Tax Act for a Registered Plan at any time, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act. The Gold Standard Shares will generally not be a “prohibited investment” for a Registered Plan if the holder or annuitant, as the case may be, (a) deals at arm’s length with Gold Standard for the purposes of the Tax Act, and (b) does not have a “significant interest” (as defined in the Tax Act) in Gold Standard. In addition, Gold Standard Shares will not be a “prohibited investment” if the Gold Standard Shares are “excluded property” (as defined in the Tax Act) for a Registered Plan.

On March 22, 2017, the Minister of Finance (Canada) announced certain Proposed Amendments to extend the “prohibited investment” rules and corresponding provisions, which are currently applicable to RRSPs, RRIFs and TFSAs, to registered education savings plans and registered disability savings plans. The Proposed Amendments are intended to apply to transactions occurring and investments acquired after March 22, 2017, subject to certain transitional rules.

Shareholders should consult their own tax advisors with respect to whether Gold Standard Shares will be prohibited investments having regard to their particular circumstances.

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Holders Not Resident in Canada

This portion of the summary applies to a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, BMG Shares or Gold Standard Shares in connection with carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a NonResident Holder that is an insurer carrying on business in Canada and elsewhere.

Exchange of BMG Shares under the Arrangement and Subsequent Disposition of Gold Standard Shares

A Non-Resident Holder whose BMG Shares are exchanged for cash and Gold Standard Shares under the Arrangement will not be subject to tax under the Tax Act on any capital gain realized on the exchange unless the BMG Shares are "taxable Canadian property" of the Non-Resident Holder and are not "treaty-protected property" (as defined in the Tax Act) of the Non-Resident Holder at the Effective Time. Similarly, any capital gain realized by a Non-Resident Holder on a disposition or deemed disposition of any Gold Standard Shares acquired under the Arrangement will not be subject to tax under the Tax Act unless Gold Standard Shares are taxable Canadian property and are not treaty-protected property of the Non-Resident Holder at the time of disposition.

Generally, a BMG Share or a Gold Standard Share, as the case may be, will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that the share is listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX-V) unless, at any time during the 60-month period immediately preceding the disposition: (a) the Non-Resident Holder, any one or more other persons with whom the Non-Resident Holder does not deal at arm's length, any partnership in which the Non-Resident Holder or a non-arm’s length person holds a membership interest directly or indirectly through one or more partnerships, or the Non-Resident Holder together with such persons or partnerships, held or had rights to acquire 25% or more of the issued shares of any class or series in the capital of Battle Mountain or Gold Standard, respectively; and (b) more than 50% of the fair market value of the share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource properties (as defined in the Tax Act), timber resource properties (as defined in the Tax Act), and options in respect of, or interests in, or for civil law rights in, any such properties (whether or not such property exists).

Notwithstanding the foregoing, in certain other circumstances a BMG Share or a Gold Standard Share could be deemed to be taxable Canadian property for the purposes of the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

A BMG Share or a Gold Standard Share that is taxable Canadian property of a Non-Resident Holder, may nevertheless be treaty-protected property of the Non-Resident Holder at the time of disposition (which time includes the Effective Time) for purposes of the Tax Act, if the capital gain from the disposition of that share would, because of an applicable income tax treaty to which Canada is a signatory, be exempt from tax under the Tax Act. Non-Resident Holders should consult their own tax advisors in this regard.

The tax consequences to a Non-Resident Holder who disposes of a BMG Share or a Gold Standard Share, as the case may be, that is taxable Canadian property and is not treaty-protected property will be similar to those of a Resident Holder as described above under "Holders Resident in Canada - Exchange of BMG Shares under the Arrangement ", and the taxation of any capital gain then realized will generally be as described above under "Holders Resident in Canada – Taxation of Capital Gains and Capital Losses".

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The Arrangement does not permit a shareholder to file a joint election under section 85 of the Tax Act.

Dividends on Gold Standard Shares

Dividends paid or credited on Gold Standard Shares to a Non-Resident Holder generally will be subject to Canadian withholding tax at a rate of 25% of the gross amount of the dividend, unless the rate is reduced under the provisions of an applicable income tax treaty to which Canada is a signatory. Gold Standard will be required to withhold the required amount of withholding tax from the dividend, and to remit it to the CRA for the account of the Non-Resident Holder.

Dissenting Non-Resident Holders

A Non-Resident Dissenter who is entitled to be paid the fair market value of their BMG Shares in accordance with the Arrangement may realize a capital gain or capital loss generally as discussed above under "Holders Resident in Canada – Dissenting Resident Holders". As discussed above under "Holders Not Resident in Canada – Exchange of BMG Shares under the Arrangement and Subsequent Disposition of Gold Standard Shares", any resulting capital gain would only be subject to tax under the Tax Act if BMG Shares are taxable Canadian property of the Non-Resident Holder at the Effective Time and are not treaty-protected property of the Non-Resident Holder at that time.

An amount paid in respect of interest awarded by the Court to a Non-Resident Dissenter will not be subject to Canadian withholding tax.

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Certain Material United States Federal Income Tax Considerations

The following discussion describes certain material U.S. federal income tax considerations for U.S.

Holders (as defined below) that exchange their BMG Shares for cash and Gold Standard Shares pursuant to the Arrangement or, as a Dissenter, receive the fair market value of the Dissenter's BMG Shares in accordance with the Arrangement. This discussion addresses only the exchange of BMG shares. It does not address the tax treatment applicable to BMG Options or BMG Warrants. All BMG Optionholders and BMG Warrantholders should consult with their own tax advisors in this regard.

This discussion addresses only those U.S. Holders who hold their BMG Shares as capital assets (generally, property held for investment) and will hold Gold Standard Shares as capital assets. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations, administrative pronouncements of the United States Internal Revenue Service (the “IRS”) and judicial decisions, all as in effect on the date hereof, and all of which are subject to change (possibly with retroactive effect) and to differing interpretations. This discussion does not describe any state, local or non-U.S. tax law considerations, or any aspect of U.S. federal tax law other than income taxation. U.S. Holders are urged to consult their tax advisors regarding such matters.

This summary does not purport to address all material U.S. federal income tax consequences that may be relevant to a U.S. Holder as a result of the Arrangement or as a result of ownership or disposition of Gold Standard Shares, and does not take into account special tax rules that may apply to particular investors (including, but not limited to, tax-exempt entities; banks or other financial institutions; insurance companies; broker-dealers; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; regulated investment companies; real estate investment trusts; persons who are former citizens or residents of the United States under Section 877 or 877A of the Code; investors liable for the alternative minimum tax; entities or arrangements treated as partnerships and other pass-through entities; investors that own or are treated as owning (or owned or are treated as having owned) 10% or more of Battle Mountain’s or Gold Standard’s voting stock; investors that hold a BMG Share or a Gold Standard Share as part of a straddle, hedge, conversion or constructive sale transaction or other integrated transaction; U.S. Holders whose functional currency is not the U.S. dollar, investors who acquire a BMG Share or a Gold Standard Share in a compensatory transaction; non-U.S. Holders; and qualified retirement plans or individual retirement accounts).

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds BMG Shares, the U.S. federal income tax treatment of a partner, beneficiary or other stakeholder will generally depend on the status of that person and the tax treatment of the partnership. A partner, beneficiary or other stakeholder in a partnership holding BMG Shares, should consult its own tax advisor with regard to the U.S. federal income tax treatment of the Arrangement and the ownership and disposition of BMG Shares.

For purposes of this discussion, a “U.S. Holder” means a beneficial owner of a BMG Share or Gold Standard Share, as the case may be, who is, for U.S. federal income tax purposes, a citizen or individual resident of the United States; a corporation (or other entity or arrangement that is treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; an estate the income of which is subject to U.S. federal income taxation regardless of its source; or a trust (i) that validly elects to be treated as a U.S. person for U.S. federal income tax purposes or (ii) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control.

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This summary is of a general nature only. It is not intended to constitute, and should not be construed to constitute, legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax considerations applicable to them in their particular circumstances.

The Arrangement

For BMG Shareholders who participate in the Arrangement, the U.S. federal income tax consequences of the Arrangement could differ from the consequences described below depending on whether and how Gold Standard integrates Battle Mountain into Gold Standard's corporate structure subsequent to the transactions contemplated by the Arrangement. Based on the facts of such future integration, which are not presently known, the IRS could assert that the Arrangement constituted a reorganization for U.S. federal income tax purposes, resulting in U.S. federal income tax consequences materially different from the tax consequences described below. U.S. Holders should consult their own tax advisors as to the tax consequences applicable to them of any such integration subsequent to the Arrangement. The remainder of this discussion assumes that the Arrangement is not part of a reorganization for U.S. federal income tax purposes and that the exchange of BMG Shares for Gold Standard Shares, cash, or a debt-claim will be a taxable transaction for U.S. federal income tax purposes.

A U.S. Holder that exchanges its BMG Shares for Gold Standard Shares and Canadian dollars under the Arrangement will be considered to have received only Gold Standard Shares for 51/59th of each BMG

Share so exchanged and only Canadian dollars for the remaining 8/59th of such BMG Share. A Dissenter that is entitled to be paid the fair market value of the Dissenter’s BMG Shares in accordance with the Arrangement will be treated as exchanging its BMG Shares for the payment so received.

As a taxable transaction, a U.S. Holder of BMG Shares will recognize capital gain or capital loss on the exchange of its shares for Gold Standard Shares equal to the difference between the fair market value of the Gold Standard Shares received and the adjusted basis in the BMG Shares surrendered. Similarly, a U.S. Holder of BMG Shares will recognize capital gain or capital loss on the exchange of its shares for Canadian dollars equal to the difference between the value of the Canadian dollars received and the adjusted basis in the BMG Shares surrendered. A U.S. Holder of BMG Shares that receives a payment as a Dissenter will recognize capital gain or capital loss on the exchange of its shares for the debt-claim or payment equal to the difference between the amount of the payment (other than interest) and the Dissenter’s adjusted basis in the BMG Shares surrendered. For this purpose, U.S. Holders of BMG Shares must calculate gain or loss separately for each identified block of BMG Shares exchanged (that is, BMG Shares acquired at the same cost in a single transaction). Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the BMG Shares exceeds one year. Under current law, subject to the discussion below under “—PFIC Rules,” long-term capital gain of non-corporate shareholders is subject to tax at a maximum rate of 20%. There are limitations on the deductibility of capital losses.

The basis of each of the Gold Standard Shares received in the exchange will equal its fair market value, and the holding period for the Gold Standard Shares will begin on the day after the exchange.

A U.S. Holder will have a tax basis in Canadian dollars received pursuant to the Arrangement, if any, equal to its U.S. dollar amount on the date of receipt, and any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars generally will be treated as U.S. source ordinary income or loss. If Canadian dollars received pursuant to the Arrangement are converted into U.S. dollars on the date they are received by a U.S. Holder, the U.S. Holder generally should not be required to recognize foreign currency gain or loss. U.S. Holders are urged to consult their own tax advisors regarding the treatment of any foreign currency gain or loss if any Canadian dollars received by the U.S.

Holder is not converted into U.S. dollars on the date of receipt.

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Any gain or loss a U.S. Holder recognizes generally will be U.S. source income or loss for U.S. foreign tax credit purposes. If a Canadian tax is withheld on proceeds received pursuant to the Arrangement, the amount realized will include the gross amount of the proceeds before deduction of the Canadian tax.

There are limitations under U.S. federal income tax law relating to the determination of foreign tax credits that depend on a U.S. Holder’s particular circumstances. These rules are complex, and U.S. Holders are urged to consult their own tax advisors regarding the application of such rules.

PFIC Rules

A non-U.S. corporation will be classified as a PFIC if, in the case of any particular taxable year, either (a) 75% or more of its gross income for such year consists of certain types of “passive” income (the "income test") or (b) 50% or more of the average quarterly value of its assets (as determined on the basis of fair market value) held during such year produce or are held for the production of passive income (the “asset test”). For this purpose, any cash held generally will be treated as held for the production of passive income, and any income generated from cash or other liquid assets generally will be treated as passive income for such purpose. If a non-U.S. corporation owns at least 25% by value of the shares of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

Regular PFIC Rules

If a non-US corporation is a PFIC, a U.S. Holder generally will be subject to special adverse tax rules with respect to (i) “excess distributions” received on the corporation's shares and (ii) any gain recognized upon the exchange or disposition of the corporation's shares. A U.S. Holder would be treated as if it had realized such gain and certain “excess distributions” ratably over its holding period for such shares. The amounts allocated to the current taxable year and to any taxable year in the holding period prior to the first taxable year in which the corporation was a PFIC would be taxed as ordinary income. The amounts allocated to any other taxable year would be taxed at the highest tax rate in effect for each such year to which the gain was allocated, together with an interest charge in respect of the tax attributable to each such year. Special rules apply for calculating the amount of the foreign tax credit with respect to “excess distributions” by a PFIC.

If a corporation were classified as a PFIC in any year during which a U.S. Holder holds shares in the corporation, the corporation generally will continue to be treated as a PFIC with respect to such a holder in all succeeding years, regardless of whether the corporation continues to meet the income or asset test discussed above.

Qualified Electing Fund

If a non-US corporation is a PFIC, and a U.S. holder makes a timely election to treat the corporation as a qualified electing fund (“QEF”) (covering all taxable years during which the holder held shares and during which the corporation is treated as a PFIC), then the U.S. Holder would be required to annually include in gross income (i) as ordinary income, the U.S. holder's pro-rata share of the corporation's ordinary earnings, and (ii) as long-term capital gain, a pro-rata share of the corporation's net capital gain, regardless of whether the corporation's earnings or gain have in fact been distributed. For a U.S. Holder to be able to make and comply with a QEF election, the PFIC must make available annually to the U.S.

Holder sufficient information for the U.S. Holder to calculate the amount of the inclusion under the QEF election. Battle Mountain has generally not provided such information to its shareholders.

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Mark to Market Election

As an alternative to a QEF election, a U.S. Holder may elect to mark its shares to market (a “Mark-to-Market Election”). A U.S. Holder who makes a Mark-to-Market Election must generally recognize gain or loss (to the extent of previously included mark-to-market gain) on an annual basis as if the U.S. Holder has disposed of its shares at the end of each taxable year. This gain or loss is generally treated as ordinary income or ordinary loss rather than capital gain or capital loss. A Mark-to-Market Election is available only if the corporation is a PFIC and the shares are regularly traded on a qualified exchange.

Battle Mountain believes that it was a PFIC for its prior tax year ended October 31, 2016 and was likely a PFIC in certain other prior tax years, and based on current business plans and financial expectations, anticipates that it should be a PFIC for its current tax year.

Assuming Battle Mountain is a PFIC and the U.S. Holder has not made a QEF election or a Mark-to-Market Election, the amount of U.S. federal income tax on gain recognized by a U.S. Holder upon the consummation of the exchange pursuant to the Arrangement will be subject to the US tax treatment described above under "--Regular PFIC Rules." Thus, the gain will be increased by an interest charge to compensate for tax deferral, and the amount of income tax, before the imposition of the interest charge, will be calculated as if such gain was earned ratably over the period the U.S. Holder held its BMG Shares and was subject to U.S. federal income tax at the highest rate applicable to ordinary income for the relevant taxable years, regardless of the tax rate otherwise applicable to the U.S. Holder. However, if the U.S. Holder has made a timely and proper QEF election or a timely Mark-to-Market” Election, then the PFIC rules described above will not apply, and the U.S. Holder will be subject to the rules described above in "--Qualified Electing Fund" or "--Mark-to-Market Election." A U.S. Holder should consult its tax advisor regarding the application of the PFIC rules to the Arrangement.

Distributions on, and Taxable Dispositions of, Gold Standard Shares

In general, subject to the PFIC rules discussed above, a distribution on a Gold Standard Share will constitute a dividend for U.S. federal income tax purposes to the extent that it is made from Gold Standard’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. If a distribution exceeds the amount of Gold Standard’s current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the Gold Standard Share on which it is paid, and to the extent it exceeds that basis it will be treated as a capital gain. For purposes of this discussion, the term “dividend” means a distribution that constitutes a dividend for U.S. federal income tax purposes. However, Gold Standard may not maintain the calculations of its earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder may have to assume that any distribution by Gold Standard with respect to Gold Standard Shares will constitute ordinary dividend income.

The gross amount of any dividend on a Gold Standard Share generally will be subject to U.S. federal income tax as foreign source dividend income and will not be eligible for the corporate dividends received deduction. The gross amount of any dividend will include the amount of any Canadian taxes withheld which, for US Holders eligible for the benefits of the US-Canada income tax treaty, should not exceed 15 percent of the gross amount of the dividend. Subject to the PFIC rules discussed above, for non-corporate U.S. Holders, dividends on Gold Standard Shares will be taxable at a reduced maximum U.S. federal income rate of 20% (rather than the higher rates of tax generally applicable to items of ordinary income, the maximum of which is 39.6%) provided that the U.S. Holder held the Gold Standard Shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. The amount of a dividend paid in Canadian dollars will be its value in U.S. dollars based on the prevailing spot market exchange rate in effect on the day that the U.S. Holder

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receives the dividend, whether or not the dividend is converted into U.S. dollars. A U.S. Holder that receives Canadian currency upon a distribution with respect to a Gold Standard Share may recognize gain or loss when converting that Canadian currency to U.S. currency. The effects to such U.S. Holders will be similar to those relating to the exchange of currency described above under the heading “The Arrangement” on page 16 of this Circular.

Any Canadian withholding tax should be treated as a foreign income tax eligible for credit against a U.S.

Holder’s U.S. federal income tax liability, subject to generally applicable limitations under U.S. federal income tax law. For purposes of computing those limitations separately for specific categories of income, a dividend generally will constitute foreign source “passive category income,” or in the case of certain holders, “general category income.” The rules relating to the determination of the foreign tax credit are complex, and U.S. Holders are urged to consult their own tax advisors to determine whether and to what extent they will be entitled to foreign tax credits.

Subject to the PFIC rules discussed above, in the event of a sale or other taxable disposition of a Gold Standard Share, the effects to such U.S. Holders will be similar to those relating to the exchange of BMG Shares pursuant to the Arrangement described above under the heading “The Arrangement” on page 16 of this Circular.

Based on current operations and current projections, we understand that Gold Standard expects to be a PFIC for its current taxable year. The determination of whether a foreign corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. In addition, whether any corporation will be a PFIC for any tax year depends on the assets and income of such corporation over the course of each such tax year and, as a result, cannot be predicted with certainty as of the date of this document.

If Gold Standard is a PFIC in the current taxable year, U.S. Holders of Gold Standard Shares acquired pursuant to the Arrangement will be subject to the PFIC rules discussed above on their Gold Standard Shares. U.S. Holders should consult their own tax advisors regarding the PFIC status of Gold Standard and whether the U.S. Holder would be able to make a QEF or mark-to-market election for its Gold Standard Shares.

Additional Tax on Net Investment Income

Under current law, certain US Holders that are individuals, estates or trusts (other than trusts that are exempt from tax) are subject to a 3.8 per cent. tax on all or a portion of their “net investment income,” which includes gain recognized pursuant to the Arrangement, distributions on Gold Standard Shares, and net gains from the disposition of Gold Standard Shares.

Information Reporting and Backup Withholding

U.S. Holders may be subject to information reporting and may be subject to backup withholding, currently at a 28 percent rate, on any cash payments received in exchange for BMG Shares. Payments of distributions on, or the proceeds from a sale or other disposition of, Gold Standard Shares within the United States may be subject to information reporting and may be subject to backup withholding. Payments of distributions on, or the proceeds from the sale or other disposition of, Gold Standard Shares to or through a foreign office of a broker generally will not be subject to backup withholding, although information reporting may apply to those payments in certain circumstances.

Backup withholding generally will not apply, however, to a U.S. Holder who:

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  furnishes a correct taxpayer identification number and certifies that he, she or it is not subject to backup withholding on IRS Form W-9 (or substitute form); or

  is otherwise exempt from backup withholding.

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder under the backup withholding rules may be credited against the holder’s U.S. federal income tax liability, and a holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS in a timely manner and furnishing any required information.

Notice to Non-Canadian Shareholders

It is strongly recommended that all Non-Resident shareholders consult their own legal and tax advisors with respect to the income tax consequences applicable in their place of residency of the disposition of their BMG Shares.

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Arrangement Mechanics

Procedure for Exchange of BMG Shares

At the time of sending this Circular to each BMG Securityholder, Battle Mountain is sending to each registered BMG Shareholder a Letter of Transmittal. The Letter of Transmittal is for use by registered BMG Shareholders only and is not to be used by non-registered BMG Shareholders. Non-registered BMG

Shareholders should contact their broker or other intermediary for instructions and assistance in receiving Gold Standard Shares and cash to which they are entitled in respect of their BMG Shares.

Registered BMG Shareholders are requested to deposit with the Depositary any share certificate(s) or DRS Advice(s) representing their BMG Shares, along with the duly completed Letter of Transmittal and any other relevant documents required by the instructions set out therein.

Prior to the Effective Date, Gold Standard shall deposit with the Depositary the maximum aggregate Consideration be issued to BMG Shareholders under the Arrangement (other than payments to Dissenters) to be held by the Depositary as agent and nominee for such shareholders. The cash component of the Consideration will be financed by Gold Standard from existing cash on hand.

As soon as practicable after the Effective Date, provided a former registered BMG Shareholder submitted to the Depositary a valid Letter of Transmittal, together with the certificate(s) or DRS Advice(s) (if any) representing BMG Shares held by such former registered BMG Shareholder and such other documents as the Depositary may require, Gold Standard shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the holder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by the holder; or

(iii)

if the Letter of Transmittal neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the share register maintained by Battle Mountain as at the Effective Time, a DRS Advice(s) representing Gold Standard Shares that such former registered BMG Shareholder is entitled to receive and a cheque representing the portion of Consideration payable in cash to such former registered BMG Shareholder, subject to any withholding obligation under applicable tax law, and any certificate(s) or DRS Advice(s) representing BMG Shares so surrendered will be cancelled forthwith, all as determined in accordance with the provisions of the Plan of Arrangement.

A former registered BMG shareholder that did not submit a valid Letter of Transmittal may take delivery of the DRS Advice(s) representing Gold Standard Shares and the cheque in the aggregate amount of the cash to which such former registered BMG Shareholder is entitled pursuant to the Arrangement, by delivering the certificate(s) or DRS Advice(s) (if any) representing BMG Shares formerly held by them to the Depositary at the office indicated in the Letter of Transmittal at any time prior to the sixth anniversary of the Effective Date. Such certificate(s) or DRS Advices(s) must be accompanied by a duly completed Letter of Transmittal, together with such other documents as the Depositary may require and any certificate representing BMG Shares so surrendered will be cancelled forthwith. DRS Advice(s) representing Gold Standard Shares will be registered in such name or names as directed in the Letter of

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Transmittal. As soon as practicable following receipt by the Depositary of the required certificates and documents, Gold Standard shall cause the Depositary to:

(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the holder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the holder in the Letter of Transmittal, make available at the offices of the Depositary specified in the Letter of Transmittal for pick-up by the holder; or

(iii)

if the Letter of Transmittal neither specifies an address as described in (i) above nor contains a request as described in (ii) above, forward or cause to be forwarded by mail (postage prepaid) to the holder at the address of such holder as shown on the share register maintained by Battle Mountain as at the Effective Time, a DRS Advice(s) representing Gold Standard Shares that such former registered BMG Shareholder is entitled to receive and a cheque representing the portion of Consideration payable in cash to such shareholder, subject to any withholding obligation under applicable tax laws and all as determined in accordance with the provisions of the Arrangement.

In the event any certificate, which immediately before the Effective Time represented one or more outstanding BMG Shares that were exchanged for the consideration, is lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, certificates representing Gold Standard Shares and a cheque in the aggregate amount of the cash to which such former registered BMG Shareholder is entitled pursuant to the Arrangement. When authorizing delivery of consideration that such former registered BMG Shareholder is entitled to receive in exchange for any lost, stolen or destroyed certificate, the holder to whom such consideration is to be delivered will be required, as a condition precedent to the delivery thereof, to give a bond satisfactory to Gold Standard and the Depositary in such amount as Gold Standard and the Depositary may direct or otherwise indemnify Gold Standard and the Depositary in a manner satisfactory to them, against any claim that may be made against one or both of them with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the constating documents of Battle Mountain.

If a Letter of Transmittal is executed by a person other than the registered holder of the certificate(s) or DRS Advices(s) deposited therewith, the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder, with the signature on the endorsement panel.

No former registered BMG Shareholder shall be entitled to receive any Consideration with respect to their BMG Shares other than the DRS Advice(s) representing Gold Standard Shares and a cash payment representing the cash component of the Consideration and, for greater certainty, no registered BMG Shareholder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

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Letter of Transmittal

In order to receive the consideration for the BMG Shares, registered BMG Shareholders must complete, sign, date and return the Letter of Transmittal enclosed with this Circular and all documents required thereby in accordance with the instructions set out therein. Registered BMG Shareholders can request additional copies of the Letter of Transmittal by contacting the Depositary. The Letter of Transmittal is also available under Battle Mountain's profile on SEDAR (www.sedar.com).

The Letter of Transmittal contains procedural information relating to the Arrangement for registered BMG Shareholders and should be reviewed carefully.

Battle Mountain and Gold Standard reserve the right to waive or not to waive any and all errors or other deficiencies in any Letter of Transmittal or other document and any such waiver or non-waiver will be binding upon the affected registered BMG Shareholder. The granting of a waiver to one or more registered BMG Shareholders does not constitute a waiver for any other registered BMG Shareholder.

Battle Mountain and Gold Standard reserve the right to demand strict compliance with the terms of the Letter of Transmittal and the Arrangement. The method used to deliver the Letter of Transmittal and any accompanying certificate(s) or DRS Advice(s) representing BMG Shares is at the option and risk of the holder surrendering them, and delivery will be deemed effective only when such documents are actually received by the Depositary. Battle Mountain recommends that the necessary documentation be hand delivered to the Depositary, and a receipt obtained therefore; otherwise the use of registered mail with return receipt requested, and with proper insurance obtained, is recommended.

The Letter of Transmittal and accompanying documentation may be revoked by notice in writing to the Depositary at any time prior to 10:00 a.m. (Vancouver time) on the Business Day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the Business Day preceding the date of the reconvened Meeting, in which case the Letter of Transmittal and all accompanying documentation will be returned forthwith.

If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all certificate(s) or DRS Advice(s) representing the deposited BMG Shares to the holders thereof as soon as practicable at the address specified in the Letter of Transmittal.

If you have any questions relating to the Arrangement or the deposit of BMG Shares, please contact Computershare, at 1-800-564-6253 toll-free in North America, or by email at corporateactions@computershare.com.

No Action Required for BMG Options and BMG Warrants

Pursuant to the Plan of Arrangement, commencing at the Effective Time, the following shall occur in respect of the outstanding BMG Options and BMG Warrants, without any further act or formality required on the part of any person:

  June Options: all June Options which have not been cancelled, exercised or otherwise terminated prior to the Effective Time shall be terminated and cancelled without any payment or consideration in respect thereof;

  BMG Employee Options: each outstanding BMG Employee Option (other than a June Option) held by the BMG Employee Optionholder shall be deemed to be disposed to Gold Standard, and in sole consideration therefor, Gold Standard shall issue to the BMG Employee Optionholder a

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  number of Replacement Options having the same terms as the BMG Employee Option disposed of equal to the product obtained by multiplying:

(i)	the number of BMG Shares issuable on the exercise of the BMG Employee Option immediately prior to the Effective Time by

(ii)	the Exchange Ratio,

  and having an exercise price, rounded up to the nearest whole cent, equal to the quotient obtained by dividing:

(iii)	the exercise price per BMG Share issuable on the exercise of the BMG Employee Option immediately prior to the Effective Time by

(iv)	the Exchange Ratio,

  except that the aggregate number of Replacement Options having a common exercise date and price which are issuable hereunder to a BMG Employee Optionholder shall be rounded down to the nearest whole number;

  BMG Options: each outstanding BMG Option (other than a BMG Employee Option and a June Option) held by a BMG Optionholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for BMG Shares, be exercisable for the number of Gold Standard Shares equal to the product obtained by multiplying:

(i)	the number of BMG Shares issuable on the exercise of the BMG Option immediately prior to the Effective Time by

(ii)	the Exchange Ratio,

  and shall have an exercise price per Gold Standard Share, rounded up to the nearest whole cent, equal to the quotient obtained by dividing:

(iii)	the exercise price per BMG Share issuable on the exercise of the BMG Option immediately prior to the Effective Time by

(iv)	the Exchange Ratio,

  except that the aggregate number of Gold Standard Shares issuable to a BMG Optionholder on the exercise of a BMG Option shall be rounded down to the nearest whole number; and

  BMG Warrant: each outstanding BMG Warrant held by a BMG Warrantholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for one (1) BMG

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  Share, be exercisable for the number of Gold Standard Shares equal to the Exchange Ratio and shall have an exercise price equal to the exercise price of the BMG Warrant immediately prior to the Effective Time, except that the aggregate number of Gold Standard Shares issuable to a BMG Warrantholder on the exercise of BMG Warrants having a common exercise date and price shall be rounded down to the nearest whole number.

Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding BMG Shares that are ultimately entitled to Consideration pursuant to the Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of Battle Mountain, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate and cheque representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to Gold Standard and the Depositary (acting reasonably) in such sum as Gold Standard and the Depositary may direct, or otherwise indemnify Gold Standard and the Depositary in a manner satisfactory to Gold Standard and the Depositary, acting reasonably, against any claim that may be made against Gold Standard or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

Withholdings

Pursuant to the Plan of Arrangement, Battle Mountain, Gold Standard or the Depositary, as applicable, shall be entitled to deduct and withhold from any payment, issue, transfer or distribution of Consideration pursuant to the Plan of Arrangement such amounts as Battle Mountain, Gold Standard or the Depositary may be required to deduct or withhold pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of the Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under the Plan of Arrangement.

Post-Effective Date Procedures

Following receipt of the Final Order and prior to the Effective Date, Gold Standard shall deliver, or arrange to be delivered, to the Depositary the Gold Standard Shares required to be issued to the BMG Shareholders in accordance with the Plan of Arrangement, which Gold Standard Shares shall be held by the Depositary as agent and nominee for such former BMG Shareholders for distribution to such former BMG Shareholders in accordance with the provisions of the Plan of Arrangement.

Subject to the provisions of the Plan of Arrangement, and upon return of a properly completed Letter of Transmittal by registered former BMG Shareholders together with certificate(s) or DRS Advice(s), if any, which, immediately prior to the Effective Date, represented BMG Shares and such other documents as the Depositary may require, former BMG Shareholders shall be entitled to receive delivery of DRS Advice(s) representing the Gold Standard Shares and cheques or wire transfers representing the cash to which they are entitled pursuant to the Plan of Arrangement.

Termination of Rights after Six Years

To the extent that a former registered BMG Shareholder has not complied with the requirement to deliver the certificate(s) or DRS Advice(s) representing its BMG Shares, if applicable, along with a valid Letter of

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Transmittal, to the Depositary, or if such certificate has been lost, stolen or destroyed and the former registered shareholder has not provided the required bond or indemnities and otherwise complied with the applicable procedures described in "Arrangement Mechanics - Procedure for Exchange of BMG Shares," on or before the sixth anniversary of the Effective Date, then the consideration that such former registered BMG Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the consideration to which such former registered BMG Shareholder was entitled, shall be returned to Gold Standard by the Depositary and the Gold Standard Shares forming the consideration shall be cancelled by Gold Standard, and the interest of the former registered BMG Shareholder in such Gold Standard Shares and cash shall be terminated as of the date that is the sixth anniversary of the Effective Date.

Any payment of cash consideration made by way of cheque by the Depositary pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or that otherwise remains unclaimed, in each case, on or before the sixth anniversary of the Effective Date, and any right or claim to payment that remains outstanding on the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the former registered BMG Shareholder to receive the consideration to which such holder is entitled pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to Gold Standard (or any successor of Gold Standard), for no consideration.

No Fractional Gold Standard Shares to be Issued

No fractional Gold Standard Shares will be issued to former registered BMG Shareholders. The number of Gold Standard Shares to be issued to former registered BMG Shareholders on the exchange of BMG Shares shall be rounded down to the nearest whole number in the event that a former registered BMG Shareholder is entitled to a fractional Gold Standard Share.

Treatment of Dividends

No dividend or other distribution declared or made after the Effective Time with respect to Gold Standard Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding BMG Shares unless and until the holder of such certificate shall have complied with the requirement to deliver such certificate, along with a duly completed Letter of Transmittal, to the Depositary, or if such certificate has been lost, stolen or destroyed shall have completed the deliveries and provided the bond or indemnities described above. Subject to applicable law and the provisions of the Arrangement relating to the withholding of taxes where required, at the time of such compliance, there shall, in addition to the delivery of the certificates representing Gold Standard Shares and certain cash consideration to which such holder is entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution with a record date after the Effective Time theretofore paid with respect to such Gold Standard Shares.

Effects of the Arrangement on Shareholders' Rights

BMG Shareholders receiving Gold Standard Shares under the Arrangement will become Gold Standard shareholders. Gold Standard is a corporation existing under the laws of British Columbia. The rights of holders of Gold Standard Shares are governed by the Business Corporations Act (British Columbia) and by Gold Standard's articles and notice of articles. Battle Mountain is also a corporation existing under the laws of British Columbia and the rights of shareholders are currently governed by the Business Corporations Act (British Columbia) and by Battle Mountain's articles and notice of articles. The rights and remedies of Gold Standard shareholders are comparable to those of BMG Shareholders.

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Depositary

Battle Mountain and Gold Standard have engaged Computershare to act as Depositary for the receipt of certificate(s) and DRS Advice(s) in respect of BMG Shares and related Letters of Transmittal deposited pursuant to the Arrangement. The Depositary will receive reasonable and customary compensation for its services in connection with the Arrangement, will be reimbursed for certain out of pocket expenses and will be indemnified against certain liabilities under applicable securities laws and expenses in connection therewith.

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Securities Laws Considerations

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal or business advice to any particular BMG Securityholder. This summary does not include any information regarding securities law considerations for jurisdictions other than Canada or the United States. BMG Securityholders who reside in a jurisdiction outside of Canada or the United States are urged to obtain independent advice in respect of the consequences to them of the Arrangement having regard to their particular circumstances.

The following is a brief summary of the securities law considerations applicable to the Arrangement and transactions contemplated thereby.

Canadian Securities Laws

Status under Canadian Securities Laws

Battle Mountain is a reporting issuer in each of British Columbia, Alberta, Saskatchewan, Ontario and is, among other things, subject to MI 61-101. BMG Shares currently trade on the TSX-V (under the symbol “BMG”) and are traded the OTC Pink Sheets in the United States (under the symbol “BMTNF”). Upon the completion of the Arrangement, Gold Standard intends to delist BMG Shares from the TSX-V and apply to the applicable Canadian securities regulators to have Battle Mountain cease to be a reporting issuer. Gold Standard is a reporting issuer in each of British Columbia, Alberta and Ontario. Gold Standard Shares are listed on the TSX-V and the NYSE MKT (under the symbol “GSV”). It is a condition of the Arrangement that Gold Standard receive conditional approval for the listing of Gold Standard Shares issued to BMG Shareholders pursuant to the Arrangement on the TSX and NYSE MKT.

The distribution of Gold Standard Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of Canadian securities legislation and is exempt from or otherwise is not subject to the registration requirements under applicable securities legislation. Gold Standard Shares received pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada provided that (i) Gold Standard is and has been a reporting issuer in a jurisdiction in Canada for the four months immediately preceding the trade, (ii) the trade is not a "control distribution" as defined in National Instrument 45-102 - Resale of Securities, (iii) no unusual effort is made to prepare the market or to create a demand for Gold Standard Shares, (iv) no extraordinary commission or consideration is paid to a person or company in respect of such sale, and (v) if the selling securityholder is an insider or officer of Gold Standard, the selling securityholder has no reasonable grounds to believe that Gold Standard is in default of applicable Canadian securities laws.

You are urged to consult your professional advisors with respect to restrictions applicable to trades in Gold Standard Shares under Canadian Securities Laws.

Collateral Benefits under MI 61-101

Battle Mountain is a TSX-V listed issuer and accordingly is subject to TSX-V Policy 5.9, which incorporates MI 61-101. MI 61-101 is intended to regulate certain types of transactions with related parties to ensure the protection and fair treatment of minority shareholders. MI 61-101 requires in certain circumstances, enhanced disclosure, approval by a majority of securityholders excluding interested parties or related parties, independent valuations, and approval and oversight of the transaction by a special committee of independent directors. The protections afforded by MI 61-101 apply to “business

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combinations” (as defined in MI 61-101) which are certain types of transactions that terminate the interests of securityholders (as defined in MI 61-101) without their consent. As described elsewhere in this Circular, all BMG Shares will be exchanged for Gold Standard Shares and a cash payment under the terms of the Plan of Arrangement. Accordingly, the Arrangement may be considered a “business combination” in respect of Battle Mountain pursuant to MI 61-101 since the interest of a holder of BMG Shares may be terminated without the holder’s consent.

Minority Approval

Unless otherwise exempt, MI 61-101 requires that, in addition to any other required securityholder approval, a business combination is subject to “minority approval” (as defined in MI 61-101) of every class of “affected securities” (as defined in MI 61-101) of the issuer, in each case voting separately as a class. In relation to the Arrangement, the approval of the Arrangement Resolution will require the affirmative vote of a simple majority of the votes cast by all shareholders, other than: (i) any “interested parties”, which is defined under MI 61-101 as, among others, a related party of Battle Mountain who is entitled to receive, directly or indirectly, as a consequence of the Arrangement, a collateral benefit; (ii) a related party of any interested party; and (iii) any person that is a “joint actor” (within the meaning of MI 61-101) with any of the foregoing (collectively, the “Excluded Persons” and all shareholders other than such Excluded Persons are referred to herein as the “Minority Shareholders”).

Gold Standard, as a related party of Battle Mountain who will acquire Battle Mountain pursuant to the Arrangement, is excluded for the purposes of determining minority approval under MI 61-101. Additionally, the directors and senior officers of Battle Mountain may be considered to be interested parties and thereby excluded for the purposes of determining minority approval under MI 61-101 if they are entitled to receive, either directly or indirectly, as a consequence of the Arrangement, a collateral benefit. A “collateral benefit” (as defined under MI 61-101) includes, subject to certain exceptions, any benefit that a related party of Battle Mountain is entitled to receive, directly or indirectly, as a consequence of the Arrangement, including, without limitation, an increase in salary, a lump sum payment, a payment for surrendering securities or other enhancements in benefits related to past or future services as an employee, director or consultant of Battle Mountain or of another person, regardless of the existence of any offsetting costs to the related party or whether the benefit is provided, or agreed to, by Battle Mountain or another party to the Arrangement.

Contingent upon the completion of the Arrangement, certain directors and senior officers of Battle Mountain are entitled to receive a bonus retention payment, subject to, among other things, the completion of the Arrangement and resignation from his position/office with Battle Mountain in connection therewith. The receipt of such bonus payment may be considered to be a collateral benefit received by the applicable director and senior officer of Battle Mountain for the purposes of MI 61-101. The value of these payments to be received by such directors and officers of Battle Mountain is set forth below.

Name of Director/Officer	Payment ($)
Chet Idziszek	$90,000.00
Steven Garwin	$115,000.00
Ian Brown	$100,000.00

In relation to the Arrangement, and for the reasons described above, Chet Idziszek, Steven Garwin and Ian Brown are each interested parties that will receive a collateral benefit in connection with the

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Arrangement. Accordingly, for the purposes of obtaining minority approval under MI 61-101 they are, together with Gold Standard, Excluded Persons.

As of the Record Date, to the knowledge of Battle Mountain: (i) Chet Idziszek beneficially owned or exercised control or direction over 1,578,397 BMG Shares, (ii) Steven Garwin beneficially owned or exercised control or direction over 1,550,000 BMG Shares, (iii) Ian Brown beneficially owned or exercised control or direction over nil BMG Shares and (iv) Gold Standard beneficially owned or exercised control or direction over 16,607,620 BMG Shares. These BMG Shares, representing approximately 31.3% of the issued and outstanding BMG Shares as of the date of this Circular, will be excluded for the purpose of obtaining approval of the Minority Shareholders for the Arrangement.

The minority approval required under MI 61-101 is in addition to the requirement under the Business Corporations Act (British Columbia) and the Interim Order that the Arrangement must be approved by (i) at least two-thirds of the votes cast by Battle Mountain Shareholders who are present in person or represented by proxy at the Meeting; and (ii) at least two-thirds of the votes cast by shareholders, optionholders and warrantholders of Battle Mountain, voting together as a single class, who are present in person or represented by proxy at the Meeting.

In addition, MI 61-101 requires Battle Mountain to disclose any “prior valuations” (as defined in MI 61-101) of, or bona fide prior offer for, Battle Mountain or its material assets or securities made or received, as applicable, within the 24-month period preceding the date of this Circular. After reasonable inquiry, neither Battle Mountain nor any director or executive officer of Battle Mountain has knowledge of any such prior valuation or prior offer.

Exemptions under MI 61-101

Battle Mountain is not required to obtain a formal valuation under MI 61-101 in respect of the Arrangement as no Battle Mountain securities are listed or quoted on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States.

The Loan represents a “related party transaction” for Battle Mountain. However, Battle Mountain is relying on exemptions from the formal valuation and majority of the minority shareholder approval requirements under MI 61-101 in respect of the Loan. Battle Mountain is exempted from the formal valuation requirements as no Battle Mountain securities are listed or quoted on the Toronto Stock Exchange, Aequitas NEO Exchange Inc., the New York Stock Exchange, the American Stock Exchange, the NASDAQ Stock Market, or a stock exchange outside of Canada and the United States. Battle Mountain is exempted from the majority of the minority shareholder approval requirement as the Loan is a distribution of securities, the fair market value of which is not more than C$2,500,000, and has been approved by one or more independent directors of Battle Mountain as required by MI 61-101.

U.S. Securities Laws

The (i) Gold Standard Shares issuable to BMG Shareholders in exchange for their BMG Shares under the Plan of Arrangement and (ii) replacement Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be issuable to BMG Optionholders and BMG Warrantholders, respectively, in exchange for their BMG Options and BMG Warrants, respectively, under the Plan of Arrangement, have not been and will not be registered under the U.S. Securities Act, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof. Section 3(a)(10) of the U.S. Securities Act exempts the issuance of securities issued in exchange for one or more bona fide outstanding securities from the general

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requirement of registration where the terms and conditions of the issuance and exchange of such securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear and receive timely notice thereof. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Arrangement will be considered. All BMG Securityholders are entitled to appear and be heard at this hearing, provided that they satisfy the applicable conditions set forth in the Interim Order. The Court granted the Interim Order on May 8, 2017 and, subject to the approval of the Plan of Arrangement by BMG Securityholders, a hearing relating to the Final Order on the Plan of Arrangement will be held on June 12, 2017 by the Court. See "The Arrangement – Court Approval".

The (i) Gold Standard Shares receivable by BMG Shareholders under the Plan of Arrangement and (ii) replacement Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be receivable by BMG Optionholders and BMG Warrantholders, respectively, upon completion of the Plan of Arrangement may be resold without restriction under the U.S. Securities Act, except by persons who are "affiliates" of Gold Standard after the Effective Date or who have been affiliates of Battle Mountain within 90 days before the Effective Date. Persons who may be deemed to be "affiliates" of an issuer generally include individuals or entities that control, are controlled by, or are under common control with, the issuer, whether through the ownership of voting securities, by contract or otherwise, and generally include executive officers and directors of the issuer as well as principal shareholders of the issuer. Any resale of such Gold Standard securities by such an affiliate (or, if applicable, former affiliate) may be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may immediately resell such Gold Standard securities outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Such Gold Standard securities may also be resold in transactions completed in accordance with Rule 144 under the U.S. Securities Act, if available.

The Section 3(a)(10) Exemption does not exempt the subsequent issuance of securities issuable upon exercise of securities issued pursuant to the Section 3(a)(10) Exemption. Therefore, the Section 3(a)(10) Exemption is not available for the issuance of Gold Standard Shares upon the exercise of Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be issuable pursuant to the Plan of Arrangement. Such Gold Standard Shares may be issued only in accordance with an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, and prior to any such exercise Gold Standard may require the delivery of an opinion of counsel or other evidence reasonably satisfactory to Gold Standard, to such effect.

The foregoing discussion is only a general overview of certain requirements of U.S. Securities Act applicable to the resale of Gold Standard Shares and the exercise and resale of Gold Standard options and warrants that may be deemed for purposes of U.S. federal securities laws to be issuable pursuant to the Plan of Arrangement. All holders of such securities are urged to consult with their own counsel to ensure that the resale and exercise of their Gold Standard securities complies with applicable U.S. federal and state securities laws.

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Information Pertaining to Battle Mountain

Corporate Structure

Name, Address and Incorporation

Battle Mountain’s full corporate name is “Battle Mountain Gold Inc.” Battle Mountain was incorporated under the Business Corporations Act (British Columbia) on April 2, 2012. Battle Mountain’s registered office is at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8. The head office and principal business office is located at Suite 300, 1055 West Hastings Street, Vancouver, British Columbia, Canada V6E 2E9. Its telephone number is 604-331-8772.

Intercorporate Relationships

The following diagram describes the intercorporate relationships among Battle Mountain and its subsidiaries as of the date of this Circular (including the percentage ownership and jurisdiction of incorporation of each entity).

During Battle Mountain’s 2015 fiscal year, the corporate registration of a former, immaterial subsidiary in the British Virgin Islands was allowed to lapse.

For a diagram describing the intercorporate relationships among Battle Mountain and its subsidiaries following the completion of the Arrangement please see “Information Pertaining to Gold Standard” in this Circular.

Description of the Business

Battle Mountain is a junior mineral exploration and development company currently engaged in the acquisition and eventual exploration and development of mineral resource properties. Presently, Battle Mountain’s sole material asset is its interest in the Lewis Gold Project, a contiguous claim group totaling

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375 unpatented, seven patented lode mining claims, one patented water claim and a fee parcel (approximately 5,325 acres) located in the Battle Mountain Mining District, Lander County, Nevada, USA. The Lewis Gold Project is presently in the exploration stage, does not have a known body of commercial ore and is not yet at the commercial development or production stage.

Battle Mountain’s Interest in the Lewis Gold Project

On March 13, 2013, Battle Mountain and its wholly-owned subsidiary, BMG USA, entered into an option agreement (the “Phoenix Option Agreement”) with Nevada Royalty Corp. (“NRC”) (formerly Great American Minerals Inc.) for the option (the “Lewis Property Option”) to acquire a 40% participation interest in the Phoenix Joint Venture, which holds a 100% interest in the Lewis Gold Property. The Phoenix Option Agreement was subsequently amended to provide for extensions of the due date for the final option payment due to Golden Predator US Holdings Corp. (“GPUS”), which was assigned NRC’s interest in the Phoenix Joint Venture. As amended, the Phoenix Option Agreement provided that in order to complete the exercise of the Lewis Property Option, Battle Mountain or BMG US was required to make a final payment in the amount of $1,550,000 to GPUS by April 13, 2017. On April 11, 2017, Battle Mountain satisfied the final option payment due to GPUS and completed the exercise of the Lewis Property Option, and BMG USA acquired a 40% interest in the Phoenix Joint Venture.

Pursuant to a share exchange agreement dated March 13, 2014, MMR, a predecessor of Battle Mountain) acquired all of the issued and outstanding shares of Pre-RTO Battle Mountain by way of a reverse takeover (the “RTO”). Pursuant to the RTO, MMR acquired all the shares and other securities of Pre-RTO Battle Mountain by issuing 15,420,000 shares of MMR on a one for one basis for the then outstanding shares of Pre-RTO Battle Mountain and 2,000,000 warrants of MMR on a one for one basis for the then outstanding warrants of Pre-RTO Battle Mountain. Because the former shareholders of Pre-RTO Battle Mountain held 58.3% of MMR following the acquisition and the former shareholders of MMR held 41.7% of MMR, this transaction resulted in the treatment of the acquisition as a “Reverse Takeover” under IFRS, such that Pre-RTO Battle Mountain (the acquired company in legal terms) is regarded as the acquiring company in accounting terms, and MMR (the acquiring company in legal terms) is regarded as the acquired company in accounting terms. Coincident with the RTO, Pre-RTO Battle Mountain changed its legal name to “BMG Mining Inc.” and MMR changed its legal name to “Battle Mountain Gold Inc.”. As a result of completing the RTO, Battle Mountain acquired a 60% participating interest in the Phoenix Joint Venture and thereby a 60% interest in the Lewis Property.

As of the date of this Circular, Battle Mountain, through its wholly-owned subsidiaries, holds 100% of the participating interest in the Phoenix Joint Venture (and thereby a 100% interest in the Lewis Gold Property).

Two Year History

Since its incorporation, Battle Mountain has been in the business of acquiring, and exploring, mineral properties, focusing primarily on various interests in the Lewis Property. Set out below is a brief summary of material developments relating to the Lewis Gold Project, and other material events relating to Battle Mountain, which have occurred in the past two completed financial years:

Extension of Lewis Property Option

On March 26, 2015, Battle Mountain announced that the Phoenix Option Agreement was amended to extend the due date for the final option payment on the Lewis Property Option to April 13, 2017. The amendment also provided that the final option payment may be accelerated to that date which occurs 10 days following the closing of any financing or financings that result in Battle Mountain or BMG USA

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having raised an aggregate total of more than $10,000,000. As consideration for this amendment, Battle Mountain agreed to issue an additional 1,000,000 BMG Shares to GPUS, of which 500,000 BMG Shares would be issued on or on or before March 31, 2015 and the balance of the 500,000 BMG Shares would be issued on or before October 31, 2015, at a price of $0.10 per BMG Share, which would be a credit to the $1,600,000 final option payment due on or before April 13, 2017 under the Phoenix Option Agreement.

Royalty Buy-Down

On September 23, 2016, Battle Mountain completed the issuance of an additional 6,126,185 BMG Shares to Gold Standard in connection with two events. First, Gold Standard exercised all of its 5,240,717 BMG Warrants (acquired in connection with the Private Placement) to acquire an additional 5,240,717 BMG Shares at a price of $0.37 per BMG Share. The gross proceeds from the exercise of these warrants were applied by Battle Mountain to partially fund the Royalty Buy-Down of the existing Royalty on the Lewis Gold project from 5% to 3.5% and the conversion of the Royalty from a gross royalty to a net smelter returns royalty. In connection with the Royalty Buy-Down, Gold Standard advanced an additional $416,170 to Battle Mountain to fund the balance of the Royalty Buy-Down. Battle Mountain subsequently settled the Additional Advance through the issuance of an additional 885,468 BMG Shares to Gold Standard at an agreed contractual price of $0.47 per BMG Share.

Exercise of Lewis Property Option

On April 11, 2017, Battle Mountain satisfied the final option payment due to GPUS and completed the exercise of the Lewis Property Option, and BMG USA acquired a 40% interest in the Phoenix Joint Venture.

Following the exercise of the Lewis Property Option, Battle Mountain, through its wholly-owned subsidiaries, holds 100% of the participating interest in the Phoenix Joint Venture and thereby a 100% interest in the Lewis Property.

Information Concerning the Lewis Property

The following description of the Lewis Property is predominately extracted from the Lewis Report, unless otherwise noted. The author of the Lewis Report, B.R. Atkinson, B.Sc., P.Geol., M.Aus. IMM of Apex Geoscience Ltd., is a “Qualified Person” as defined in NI 43-101. The entire Lewis Report may be obtained for review under Battle Mountain’s profile on SEDAR at www.sedar.com.

Property Description and Location

The Lewis Property comprises a contiguous claim/group totaling 375 unpatented, seven patented lode mining claims, one patented water claim and a fee parcel (approximately 5,325 acres) located in the Battle Mountain Mining District, Lander County, Nevada, USA. It is located approximately 20 km (12 mi) southwest of the town of Battle Mountain and Interstate I-80. The property lies immediately north and northwest of Newmont Mining’s producing open-pit Phoenix Mine.

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The Lewis Property is accessed by travelling south from Battle Mountain 15 kilometers on State Highway 305, then 8 kilometers west on the Galena Canyon unimproved dirt road. The nature of transport to the property is by four-wheel drive motor vehicle. Numerous drill roads provide local access to most parts of the property.

Management of Battle Mountain believes that sufficient electrical power, water and personnel resources exist on or near the project location, and that the physiography of the property allows sufficient areas for tailings disposal, waste disposal, leach pad sites, and processing facilities. However, the surfaces currently owned are not sufficient for mining. Additional surface rights would need to be negotiated with the Bureau of Land Management.

The Phoenix Joint Venture currently owns a 100% interest in the Lewis Property, subject to a minimum advanced annual royalty in the amount of US$60,000 in cash, subject to an annual escalation based upon a defined consumer price index. The advance minimum royalty payments are to be credited against any production royalty in the same year. Production royalties include 3.5% on the net smelter returns for gold and silver and a 4% royalty on the net smelter returns for other minerals such as lead, zinc, copper, etc. In recent years the escalated annual advance royalty payments have been in the order of US$79,000 to US$84,000. As of the date of this Circular, Battle Mountain, through its wholly owned subsidiaries, Madison and BMG USA, holds 100% of the participating interest in the Phoenix Joint Venture.

The Phoenix Joint Venture operates under the terms of an exploration development and mine operating agreement between NRC (formerly Great American Minerals Inc.) and Madison dated March 29, 2006.

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Title and Tenure Maintenance

A title opinion for the Lewis Property was prepared in February 2014 by a Nevada law firm for purposes of the RTO. It is a condition of the Arrangement that updated Title Opinions for the Lewis Property be delivered to Gold Standard prior to the Effective Time.

Obligations that must be met to retain the property are annual payment filing fees to the US Bureau of Land Management for the unpatented claims (US$155 per claim, totaling approximately US$55,800 in calendar 2016) and payment of minor taxes to Lander County for the patented claims. The claims are valid as long as the annual filings and assessment payments are made. Filing fees and taxes have been paid for 2016.

History of Previous Operations

Management is aware of exploration activity by several previous operators since 1986, including the following: American Barrick Resource Corp. (1986-1989); Homestake Mining (1988-1989); Santa Fe Pacific Gold Corp (1994-1995); Nighthawk North Exploration and United Tex-Sol Mines (1996-1997); Golden Phoenix Mines (1998-1999); and Newmont Mining Corp (2000-2001).

These companies carried out mapping, soil and rock geochemistry, magnetic and induced polarization geophysics, and both diamond and reverse circulation drilling, sometimes extensive. In each case, however, the property was ultimately returned to the underlying owner. A more complete description of these programs may be found in the Lewis Report available under Battle Mountain’s profile on SEDAR (www.sedar.com).

Work Conducted by Phoenix Joint Venture 2002 to 2014

The Phoenix Joint Venture acquired its interest in the property in 2002 and carried out exploration programs exceeding an aggregate of $7.5 million between 2002 and 2008. From 2009 to mid-2014 the Phoenix Joint Venture minimized its expenditures, due to financing conditions in the capital markets. Among other activities, the Phoenix Joint Venture drilled 176 holes on the Lewis Property during the period between 2002 to 2008, including both reverse circulation (RC) and core drilling. A total of 6,812 meters of diamond drilling and 29,225 meters of RC drilling were carried out between 2002 to 2008.

The bulk of the drilling targeted the Virgin Structural Zone (VSZ) located on the seven patented claims situated along the southeastern property boundary adjacent to the northern Phoenix Mine boundary. Dump material from the adjacent Phoenix Mine covers a portion of these claims pursuant to an agreement with Newmont Mining. It is situated at the divide between Galena Canyon to the north and Copper Canyon to the south.

Drilling has only been conducted on a small portion of the VSZ extending from near the southern boundary at 28,450N to 30,900N, approximately 750 m (2,450 ft.), and from the eastern Newmont boundary at 4,000E to 5,300E, approximately 400 m (1,300 ft.). Drilling has predominantly been oriented to the east, perpendicular to the north-striking, west-dipping western splay of the VSZ. Later drilling in 2006 and 2007 saw eighteen holes oriented northeast to intersect northwest trending cross structures.

Geological mapping and both RC and core drilling indicate that the Virgin area is divided into various structural blocks by at least three northerly trending splays/strands of the VSZ and at least two northwest trending cross structures which appear to displace the westerly splay of the VSZ to the northwest along its northerly strike.

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Present Status of Property and Recent and Proposed Work 2014 to 2017

The information set out below in this section is based upon Battle Mountain’s most recent exploration programs conducted following the date of the Lewis Report under the supervision of Steven Garwin, PhD, FAIG, FAusIMM, a “qualified person” under NI 43-101 and a director of Battle Mountain. It is not based on the Lewis Report.

In mid-2014, Battle Mountain commenced a renewed exploration program based on recommendations in the Lewis Report for a Phase 1 program of US$355,000. Principal components of this program have been field mapping, sampling and digitization; an airborne hyperspectral geophysical survey and ground-based follow-up; an airborne magnetic – radiometric survey; ground-based gravity surveys; drill core and drill chip re-logging; geological modeling in three dimensions; and related support and supervision. Diamond drilling commenced in mid-August of 2016. Field expenditures for the exploration program from mid-2014 to the financial year-end dated October 31, 2016 have totaled $2,177,181 ($1,618,774 in fiscal 2016, $266,553 in fiscal 2015 and $291,854 in fiscal 2014). Subsequent to the October 31, 2016 year-end date, additional field expenses have been incurred in the amount of approximately US$660,000 or approximately $875,000.

Battle Mountain has in fiscal year 2016 and thereafter reported on exploration results from these programs in four detailed news releases dated June 21, 2016, July 27, 2016, November 10, 2016 and February 21, 2017, respectively. Copies of these announcements may be reviewed under Battle Mountain’s profile on SEDAR at www.sedar.com.

As set out in the February 21, 2017 news release and as of the date of this Circular, Battle Mountain is in the midst of a diamond-core drill program and has completed 2047 meters of drilling in five diamond core-holes designed to extend known zones of mineralization and discover potential new gold- and silver-bearing bodies. Five more holes totaling 3600 meters are planned for spring-summer 2017.

The Lewis Property is without known reserves, and the proposed programs are exploratory in nature.

Geology and Rock Formations

On the Lewis Property, the Devonian Scott Canyon Formation and the Early to Middle Ordovician Valmy Formation are exposed in the east below the Dewit Thrust, a major splay or imbricate thrust of the Roberts Mountain Thrust. The Scott Canyon and Valmy Formations represent a western siliceous sedimentary and volcanic rock assemblage deposited in deep water adjacent to the Cordilleran platform.

Structurally overlying this sequence is the Late Cambrian Harmony Formation, which outcrops in the central portion of the property. It represents a transitional assemblage of quartzo-feldspathic sandstone with lesser shale, limestone and volcanic rocks, approximately 900 m thick.

These formations were transported eastward during the Antler Orogeny along the Roberts Mountain Thrust, which is not exposed on the Lewis Property but is postulated to occur at depth. The Dewitt Thrust separates the Harmony Formation in its hanging wall from the foot wall Scott Canyon Formation.

Unconformably overlying the allochthonous Lower Paleozoic siliceous sedimentary, volcanic and transitional rock sequences are autochthonous Upper Paleozoic siliciclastic and carbonate rocks of the Antler Sequence encompassing three formations. The basal Battle Formation comprises 220 m of conglomerate and sandstone with lesser interbedded shale and limestone of Pennsylvanian age. The middle Antler Peak Formation of Late Pennsylvanian to Early Permian age comprises 60-520 m of fossiliferous limestone with subordinate sandy and shaley layers. The upper Edna Mountain Formation of Permian age comprises 30-60 m of calcareous and carbonaceous shale, limestone, sandstone, and

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conglomerate. These rocks crop out in the central part of the property along the steeply west-dipping, Virgin Fault and gently west-dipping, Golconda Thrust.

The allochthonous Havallah sequence of Pennsylvanian to Permian age, the western, basinal equivalent of the Antler sequence, has been transported from the west along the Golconda Thrust during the Sonoma Orogeny. The Havallah sequence, which outcrops in the western part of the property, has been divided into the Pumpernickel and Havallah Formations. The Pumpernickel Formation comprises over 1,500 m of chert, argillite and minor volcanic rock separated from the Havallah Formation argillite, siltstone and chert by the imbricated Willow Creek Thrust, a major splay of the Golconda Thrust.

Late Cretaceous to Pliocene magmatism affected large parts of the Battle Mountain mining district. The Late Cretaceous plutonic bodies at Trenton Canyon and in the Buckingham area produced porphyry molybdenum type mineralization. Most of the plutonic rocks in the area are Late Eocene to Early Oligocene in age. These include the granodiorites of Copper Canyon and intrusions at Copper Basin and Buffalo Valley, all of which were responsible for the formation of significant copper-gold-silver mineralization that has been mined since the 1870’s.

Early Oligocene welded ash-flow tuffs of the Caetano Tuff and the Oligocene Tuff of the Cove Mine cap some of the higher ridges. The Caetano Tuff is coeval and comagmatic with the granodiorite intrusions. The Tuff of the Cove Mine post-dates mineralization. Pliocene basalts locally cover some areas of lower elevation. Recent alluvium typically fills the valley bottoms.

The complex Paleozoic structural history, which has included several episodes of folding and thrusting, is further complicated by Mesozoic and Tertiary deformation, indicated by northwest, north, and northeast-trending structures. Northwest-trending structures are commonly granodiorite dikes and broad folds. North-trending normal faults are common throughout the district. Some are pre-Eocene in age, probably reflecting the onset of Basin and Range extensional tectonics. Locally these faults controlled the emplacement of intrusions and hydrothermal fluids associated with gold-silver and base-metals mineralization, for example the Virgin Fault at Copper Canyon. Other north-trending faults, such as those that control the location of the mountain range fronts, show Quaternary movement. Northeast-trending normal faults may represent the Miocene age Midas trend in this part of north-central Nevada.

Mineralization

Gold, silver, lead and zinc mineralization in the Lewis Property is localized along steeply dipping, northerly- and northwesterly-striking fault and fracture zones that are typically illitic clay-altered and characterized by pyrite, galena, sphalerite and locally arsenopyrite, pyrrhotite and tetrahedrite. These sulfide-rich zones weather to form iron-oxide minerals and scorodite near-surface. These near-surface zones range from 1 to 5 m wide that lie within broader belts of structure and hydrothermal alteration that may exceed 75 m wide. Known mineralization is confined to the sedimentary wall-rocks and fault- and fracture-conduits and is controlled by the reactive (calcareous) rock units, unconformities, faults, fractures, fold zones and proximity to dike-like intrusions.

Precious metal mineralization encountered in drilling at the southern Virgin area is classified as either bedding replacement or structurally controlled. Stratigraphically controlled refers to gently- to moderate-dipping, tabular mineralized zones that are dominantly controlled by carbonate-rich stratigraphy and formational contacts. Stratigraphically controlled mineralization is most commonly found adjacent to steeply dipping, mineralized faults and fracture zones. In detail, the location of most precious metal mineralization indicates a strong structural control by the major and/or related secondary structures, many of which are filled by intrusive dikes.

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Fault-vein mineralization has been found associated with major north- to north-northwest- trending and steeply west-dipping fault- and fracture-zones extend from the Fortitude Phoenix Mine through the Lewis Property. From west to east, these fault zones include: Independence, Sonderman – Meagher, Copper Canyon – Buena Vista, Echo, Virgin, White – Shiloh, and the Plumas-Trinity. Each of these mineralized structural zones expose a different structural and/or stratigraphic level, with the youngest Paleozoic stratigraphic units found to the west.

Many of the gold-silver occurrences and historic mines on the Lewis Property are associated with the Virgin, Buena Vista, Meagher, White – Shiloh and Trinity structural zones, which are open along strike and at depth. Gold- and silver-bearing portions of these zones exceed 1,200 m for the Virgin; 1,300 m for Buena Vista; 650 m for Meagher (in two parallel zones); 900 m for White – Shiloh; and 1,700 m for Trinity. The highest gold-silver grades occur in northerly trending segments of the mineralized faults and in north-trending fault splays. The involvement of northwesterly-trending and northeasterly-trending cross-faults are important in localizing high-grade settings in the northerly-trending target zones. Many of the best mineralized faults show the largest amounts of throw (typically > 130 m and up to 250 m, predominantly pre-mineralization apparent dip-slip offset).

Precious metal mineralization has been traced by drilling in the Virgen zone for > 750 m to the north from near the southern claim boundary, over an approximate east-west width of 350 m and to a depth of > 250 m beneath surface. Recent soil / trench results show a new gold zone to the east and north of the Virgin drill area. This northeasterly extension exceeds 500 m (north-south) by 200 m (east-west).

Dividends

Battle Mountain has not paid or declared dividends on the BMG Shares during the two most recently completed financial years and does not have any intention to do so in the future.

Selected Financial Information and Management Discussion and Analysis

The BMG Annual Financial Statements and BMG Annual MD&A, along with the BMG Interim Financial Statements and the BMG Interim MD&A, are filed by Battle Mountain with the Canadian securities regulatory authorities under Battle Mountain’s profile on SEDAR at www.sedar.com and are specifically incorporated by reference into, and form an integral part of, this Circular.

Consolidated Capitalization

Battle Mountain has an authorized capital consisting of an unlimited number of BMG Shares.

The following table sets forth Battle Mountain’s capital structure as of the date of this Circular.

BMG Securities	Authorized	Outstanding
BMG Shares	Unlimited	63,027,856
BMG Options	6,302,785(1)	3,254,000
BMG Warrants	-	3,237,960
Note:
(1)	The BMG Stock Option Plan provides that the total number of BMG Options reserved for issuance by the Board of Directors shall not exceed 10% of the issued and outstanding BMG Shares.

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Market Price and Trading Volume Information

BMG Shares are listed on the TSX–V under the symbol “BMG” and are traded on the OTC Pink Sheets in the United States under the symbol “BMTNF”. The following table summarizes the range of high and low sales prices (which are not necessarily the closing prices) and the aggregate trading volumes of BMG Shares traded on the TSX-V for each of the periods indicated:

2017	High ($)	Low ($)	Volume
May 1 – May 8	0.52	0.44	255,001
April	0.57	0.34	3,685,186
March	0.35	0.29	669,837
February	0.52	0.295	1,924,356
January	0.38	0.3	920,574

2016
December	0.475	0.31	656,575
November	0.64	0.31	1,554,379
October	0.78	0.56	1,039,579
September	0.95	0.67	719,555
August	0.88	0.56	2,835,225
July	0.64	0.52	619,303
June	0.66	0.54	982,475

The closing price of BMG Shares on April 11, 2017, the day immediately prior to the public announcement of the execution of the Arrangement Agreement, was $0.415 per BMG Share on the TSX-V.

Prior Sales

The following table summarizes the issuances of BMG Securities granted by Battle Mountain during the 12-month period prior to the date of this Circular:

Date of Issuance	Number and Type of Securities	Price	Purpose of Transaction
May 10, 2016	8,640 BMG Shares	$0.25	Exercise of BMG Warrants
June 18, 2016	BMG Options to acquire 1,954,000 BMG Shares	Exercise price of $0.60	Granting of BMG Options
August 3, 2016	125,000 BMG Shares	$0.25	Exercise of BMG Warrants
September 16, 2016	5,240,717 BMG Shares	$0.37	Exercise of BMG Warrants
September 16 , 2016	885,468 BMG Shares	$0.47	Settlement of debt
November 30, 2016	50,000 BMG Shares	$0.20	Exercise of BMG Warrants
December 16, 2016	1,037,500 BMG Shares	$0.20	Exercise of BMG Warrants

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December 23, 2016	200,000 BMG Shares	$0.20	Exercise of BMG Warrants
January 20, 2017	BMG Options to acquire 200,000 BMG Shares	Exercise price of $0.35	Granting of BMG Options
April 18, 2017	600,000 BMG Shares	$0.25	Exercise of BMG Warrants
April 20, 2017	450,000 BMG Shares	$0.25	Exercise of BMG Options
April 24, 2017	50,000 BMG Shares	$0.25	Exercise of BMG Warrants
May 3, 2017	590,000 BMG Shares	$0.16	Exercise of BMG Options
May 3, 2017	120,000 BMG Shares	$0.125	Exercise of BMG Options
May 3, 2017	1,000,000 BMG Shares	$0.15	Exercise of BMG Warrants

Battle Mountain did not purchase any BMG Securities in the 12-month period before the date of this Circular.

Previous Distributions

During the five years prior to the date of this Circular, Battle Mountain has completed the following distributions of Battle Mountain Shares:

Date of Issuance	Number of BMG Shares	Price per BMG Share	Aggregate Proceeds to Battle Mountain ($)	Type of Transaction
May 3, 2017	1,000,000	$0.15	$150,000	Exercise of BMG Warrants
May 3, 2017	120,000	$0.125	$15,000	Exercise of BMG Options
May 3, 2017	590,000	$0.16	$94,400	Exercise of BMG Options
April 24, 2017	50,000	$0.25	$12,500	Exercise of BMG Warrants
April 20, 2017	450,000	$0.25	$112,500	Exercise of BMG Options
April 18, 2017	600,000	$0.25	$125,000	Exercise of BMG Warrants
December 23, 2016	200,000	$0.20	$40,000	Exercise of BMG Warrants

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December 16, 2016	1,037,500	$0.20	$207,500	Exercise of BMG Warrants
November 30, 2016	50,000	$0.20	$10,000	Exercise of BMG Warrants
September 16, 2016	5,240,717	$0.37	$1,939,065	Exercise of BMG Warrants
September 16, 2016	885,468	$0.47	$416,170	Settlement of debt
August 3, 2016	125,000	$0.25	$31,250	Exercise of BMG Warrants
May 10, 2016	8,640	$0.25	$2,160	Exercise of BMG Warrants
May 5, 2016	16,481,435	$0.35	$5,768,502	Private placement of BMG Shares
October 7, 2015	500,000	$0.10	$50,000	Issuance of BMG Shares pursuant to the terms of the Phoenix Option Agreement
July 17, 2015	6,043,200	$0.125	$750,000	Private placement of units
March 31, 2015	500,000	$0.10	$50,000	Issuance of BMG Shares pursuant to the terms of the Phoenix Option Agreement
December 23, 2014	575,000	$0.10	$57,500	Private placement of units
December 17, 2014	2,109,500	$0.10	$200,000	Private placement of units
May 14, 2014	15,420,000	N/A	N/A	Issuance of shares of MMR (a predecessor of Battle Mountain) pursuant to the RTO
May 13, 2014	814,705(1)	$0.20(1)	$162,941	Settlement of debt
Note:
(1)

3,258,820 pre-consolidation shares of MMR were issued at the issue price of $0.05 per share, which, as a result of the share consolidation undertaken by MMR on a 4:1 ratio prior to completion of the RTO, became 814,705 post-consolidation shares of MMR with an effective issue price of $0.20 per share.

Principal Securityholders

To the knowledge of the directors and management of Battle Mountain, as of the date of this Circular, only those persons set forth below beneficially own, directly or indirectly, or exercise control or direction over, 10% or more of the BMG Shares.

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Shareholder	Number of BMG Shares	Percentage of BMG Shares
Gold Standard Ventures Corp.	16,607,620	26.35%

Ownership of Securities

The table below outlines, as of the date of this Circular, the number of BMG Shares, BMG Options, BMG Warrants owned or controlled, directly or indirectly, by each of the directors and officers of Battle Mountain, and each associate or affiliate of an insider of Battle Mountain, each associate or affiliate of Battle Mountain, each insider of Battle Mountain (other than the directors or officers), and each person acting jointly or in concert with Battle Mountain.

Name and office held	BMG Shares	BMG Options(1)	BMG Warrants
CHET IDZISZEK President, Chairman of the Board, Chief Executive Officer and Director	1,578,397	600,000	Nil
JONATHAN AWDE Director	Nil	350,000	Nil
STEVEN GARWIN Director	1,550,000	300,000	Nil
LARRY KORNZE Director	50,000	500,000	Nil
IAN BROWN Chief Financial Officer and Corporate Secretary	Nil	300,000	Nil
GOLD STANDARD VENTURES CORP. Insider	16,607,620	Nil	Nil
Note:
(1)

Of the 2,050,000BMG Options in aggregate, 1,225,000 are June Options (Mr. Idziszek – 200,000; Mr. Awde 350,000; Mr. Garwin – 300,000; Mr. Kornze - 275,000; and Mr. Brown – 100,000) which will be cancelled to the Effective Time.

Indebtedness of Directors and Senior Officers

No director or senior officer of Battle Mountain has been indebted to Battle Mountain, at any time during the most recently completed financial year in connection with the purchase of BMG Shares or for any other reason.

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Interest of Management and Others in Material Transactions

Other than as described elsewhere in this Circular, none of the directors or executive officers of Battle Mountain or a subsidiary at any time within the three year period prior to the date of this Circular, nor any person or company who beneficially owns, directly or indirectly, or who exercises control or direction over (or a combination of both) more than 10% of the issued and outstanding BMG Shares, nor the associates or affiliates of those persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction or proposed transaction which has materially affected or would materially affect Battle Mountain.

Auditors, Transfer Agent and Registrar

The auditors of Battle Mountain are Davidson & Company, LLP, Chartered Professional Accountants, Suite 1200, 609 Granville Street, Vancouver, BC V7Y 1G6.

The registrar and transfer agent for BMG Shares is Computershare Investor Services Inc. at its office at 8th floor, 100 University, Toronto, Ontario, M5J 2Y1.

Expenses

Battle Mountain estimates that the total amount of cash required to pay all fees, expenses and other related amounts incurred by it in connection with the Arrangement will be approximately $1,087,000.

Management Contracts

Management functions of Battle Mountain are generally performed by directors and executive officers of Battle Mountain and not, to any substantial degree, by any other person to whom Battle Mountain has contracted.

Additional Information

Financial information concerning Battle Mountain is provided in the BMG Annual Financial Statements and BMG Annual MD&A. The BMG Annual Financial Statements and BMG Annual MD&A, along with additional information relating to the Battle Mountain including the BMG Interim Financial Statements and the BMG Interim MD&A, are filed by Battle Mountain with the Canadian securities regulatory authorities under Battle Mountain’s profile on SEDAR at www.sedar.com and are specifically incorporated by reference into, and form an integral part of, this Circular.

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Information Pertaining to Gold Standard

This following contains certain information on Gold Standard prior to the completion of the Arrangement. Information with respect to Gold Standard has been provided by Gold Standard. Such information is the sole responsibility of Gold Standard and Battle Mountain does not assume any responsibility for the accuracy or completeness of such information.

Upon completion of the Arrangement, (i) each BMG Shareholder will become a Gold Standard shareholder, (other than those BMG Shareholders who are Dissenters), (ii) each holder of outstanding BMG Employee Options (other than a June Option) will become a holder of Replacement Options which are exercisable for Gold Standard Shares, (iii) each holder of outstanding BMG Options (other than a June Option and a BMG Employee Option) will continue to hold their BMG Options except, in lieu of being exercisable for BMG Shares, such BMG Options will be exercisable for Gold Standard Shares, and (iv) each holder of outstanding BMG Warrants will continue to hold their BMG Warrants except, in lieu of being exercisable for BMG Shares, such BMG Warrants will be exercisable for Gold Standard Shares.

Documents Incorporated by Reference

The information incorporated by reference forms part of this Circular. The documents listed below are incorporated by reference into this Circular, as well as any documents of the type described in section 11.1 of Form 44-101 - Short Form Prospectus filed by Gold Standard after the date of this Circular and prior to the date the Arrangement is completed or withdrawn:

  Gold Standard's annual information form for the year ended December 31, 2016 ("Gold Standard AIF"), as filed on SEDAR on March 31, 2017;

  Gold Standard's audited annual financial statements for the year ended December 31, 2016 ("Gold Standard Annual Financial Statements"), as filed on SEDAR on March 31, 2017;

  Gold Standard's management's discussion and analysis of financial conditions and results of operations for the year ended December 31, 2016 ("Gold Standard MD&A"), as filed on SEDAR on March 31, 2017;

  Gold Standard's management information circular dated May 18, 2016 as filed on SEDAR on May 24, 2016, in respect of Gold Standard's annual meeting of Gold Standard shareholders held on June 30, 2016; and

  Gold Standard’s material change report dated April 21, 2017, as filed on SEDAR on April 21, 2017.

Material change reports (other than confidential reports), business acquisition reports, interim financial statements and all other documents of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in this Circular, filed by Gold Standard with a securities commission or similar regulatory authority in Canada after the date of this Circular and before completion or termination of the Arrangement, will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that is or is deemed to be

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incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Upon request, Gold Standard will provide a copy of the documents incorporated herein by reference, at no cost, to any person who receives this Circular. To request a copy of any or all of these documents, you should write or telephone Gold Standard at: Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4, 604-669-5702. The documents incorporated herein by reference are also available on SEDAR (www.sedar.com) under Gold Standard’s profile.

Gold Standard Overview

Gold Standard was incorporated on February 6, 2004 under the BCBCA under the name “TCH Minerals Inc.”. Gold Standard changed its name to “Ripple Lake Minerals Ltd.” on May 13, 2004 and again to “Ripple Lake Diamonds Inc.” on July 26, 2004. On August 16, 2007, Gold Standard consolidated its share capital on a ten for one basis and changed its name to “Devonshire Resources Ltd.”. On November 18, 2009, Gold Standard consolidated its share capital on a further four to one basis and changed its name to its current name “Gold Standard Ventures Corp.”.

The registered and head office of Gold Standard is located at Suite 610 – 815 West Hastings Street, Vancouver, B.C. V6C 1B4, telephone: (604) 669 - 5702, fax (604) 687 - 3567.

Inter-corporate Relationships

Gold Standard currently has five wholly-owned subsidiaries: JKR Gold Resources Inc. (“JKR”), JMD Exploration Corp. (“JMD”), Gold Standards Ventures (US) Inc. (“Gold Standard US”), Tacoma Exploration LLC (“Tacoma”) and JKR Gold Resources (USA) Inc. (“JKR US”).

JKR is a private company incorporated in British Columbia and holds all of the issued and outstanding shares in the capital stock of JMD and JKR USA. JMD is a private company incorporated in British Columbia and holds all of the shares of Gold Standard US. Gold Standard US is a private company incorporated in Nevada and holds Gold Standard’s interest in the Railroad-Pinion Project. Tacoma is a limited liability company formed in Wyoming which holds certain recently acquired unpatented lode claims forming part of the Railroad-Pinion Project. JKR US is a private company incorporated in Nevada and previously held Gold Standard’s interests in the former Safford-CVN and East Bailey Projects. The following chart illustrates the inter-corporate relationships among Gold Standard and its subsidiaries as of the date of this Circular.

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(1)	Other than holding the shares of Gold Standard US, JMD does not carry on any active business.

(2)

JKR US previously held Gold Standard’s interests in the Safford-CVN and East Bailey Projects. See the Gold Standard AIF under the heading “Dispositions” for a discussion of Gold Standard’s abandonment of the Safford-CVN and East Bailey Projects in 2015.

(3)	Gold Standard is currently investigating options for winding up these subsidiaries in order to simplify its corporate structure and reduce ongoing administrative and accounting expenses.

Gold Standard is a reporting issuer or the equivalent in the provinces of British Columbia, Alberta and Ontario and files its continuous disclosure documents pursuant to the Securities Laws in such provinces. Such documents are available on SEDAR (www.sedar.com).

Gold Standard Shares are listed and posted for trading on the TSX-V in Canada under the symbol “GSV” and are also listed and posted for trading on the NYSE-MKT in the United States under the symbol “GSV”.

Description of Gold Standard’s Business

Headquartered in Vancouver, B.C., Gold Standard is a Canadian based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral properties exclusively in the State of Nevada, United States.

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Gold Standard’s flagship property is the Railroad-Pinion Project located in the Railroad Mining District at the southeast end of the Carlin (Gold) Trend, a northwest alignment of sedimentary rock-hosted gold deposits in northeastern Nevada. The Carlin Trend, so named for the city of Carlin, Nevada comprises more than 40 separate gold deposits that have produced more than 80 million ounces of gold to date. The Railroad-Pinion Project is considered to be an intermediate to advanced stage exploration project centered on the fourth and southernmost dome-shaped window along the Carlin Trend in the Piñon Range. The domes are cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project area covers a significant portion of the southernmost structural window within the Carlin Trend that exposes prospective Upper Paleozoic–Permian units that host gold mineralization often associated with multilithic collapse breccias elsewhere in the district and comprises a number of gold target areas.

The following is an interpretive illustration of a longitudinal section of the “Four Windows” on the Carlin Trend. (1)

(1)

The existence of major gold deposits on properties adjacent to or in close proximity with the Railroad-Pinion Project is not necessarily indicative of the level of gold mineralization on the Railroad-Pinion Project.

Railroad-Pinion Project

The Railroad-Pinion Project comprises two significant gold target areas. Historic work and exploration conducted by Gold Standard since 2010 has identified several significant zones of gold and base metal

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mineralization within the Railroad Project portion of the Railroad-Pinion Project. In early 2014, Gold Standard increased its ownership of the Pinion Project, which is located immediately south of, and is contiguous with, the Railroad Project and is host to the Pinion and Dark Star Deposits as well as the Dixie Creek and other exploration prospects.

Since 2010, Gold Standard has explored the Railroad-Pinion Project for Carlin-style gold mineralization through the execution of an aggressive and on-going, geologic model-driven exploration program that includes geological mapping, geochemical and geophysical surveys and drilling. This work has confirmed and expanded previously identified zones of mineralization and has resulted in the discovery of several new zones and styles of mineralization. Currently, the Railroad–Pinion Project includes a variety of mineralization types: 1) classic Carlin-style disseminated gold in carbonate dissolution collapse breccia at the contact between Devonian carbonates and Mississippian siliciclastics at the Pinion and North Bullion deposits; 2) Carlin-style disseminated gold in silicified Pennsylvanian siliciclastic and carbonate rocks at the Dark Star Deposit; 3) stacked, tabular oxide gold and copper zones in quartz hornfels breccia at the Bald Mountain Target; and 4) skarn-hosted silver, copper, lead and zinc mineralization at the Sylvania (Central Bullion) Target.

Sixteen prospect areas (or zones of favorable geology) have been identified by Gold Standard for additional exploration at the Railroad Project. The targets are focused on gold, but some of them also include silver, copper, lead and zinc. Nine of these target areas have been drilled tested by Gold Standard. In addition, eight prospects have been identified within the Pinion Project including the Pinion and Dark Star Deposits and Gold Standard has recently expanded the Pinion Project area through the acquisition of additional mineral rights immediately south of the Dark Star Deposit covering the Dixie Creek prospect. To date, three NI 43-101 mineral resource estimates have been completed at the Pinion (2014 Pinion Resource Report, Dufresne et al; 2016 Pinion Resource Report, Dufresne and Nicholls) and Dark Star (2015 Dark Star Resource Report, Dufresne et al) Deposits. However, sampling and drilling of sufficient density to determine the distribution and continuity of gold mineralization at the remaining prospect areas at the Railroad-Pinion Project is not yet sufficient to establish a mineral resource or reserve, with the exception of the North Bullion deposit.

The combined Railroad-Pinion Project is the subject of the NI 43-101 2017 Railroad-Pinion Report dated effective March 17, 2017 and titled “Technical Report on the Railroad - Pinion Project, Elko County, Nevada USA” co-authored by Michael B. Dufresne, M.Sc., P. Geol., P. Geo. of APEX, Mac R. Jackson, M.Sc., QP, CPG #11661, Gold Standard’s Vice-President, Exploration and Steven R. Koehler, BSc, QP, CPG #10216, Gold Standard's Manager of Projects. A copy of the 2017 Railroad-Pinion Report is available for review under the Gold Standard's profile on SEDAR at www.sedar.com. The scientific and technical information relating to the Railroad-Pinion Project contained in this Circular has been prepared and verified by Steven R. Koehler, Gold Standard’s Manager of Projects, who is a “Qualified Person” within the meaning of NI 43-101.

Further information regarding the business of Gold Standard can be found in the Gold Standard AIF and other materials incorporated by reference in this Circular. See “Information Concerning Gold Standard –Documents Incorporated by Reference” on page 95 of this Circular.

Recent Events

In addition to a joint news release dated April 12, 2017 of Gold Standard and Battle Mountain announcing the entering into of the Arrangement Agreement, Gold Standard notes the following recent developments.

On March 17, 2017, Gold Standard was added to the VenEck Vectors Junior Gold Miners Index (GDXJ).

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In a news release dated March 23, 2017, Gold Standard announced the addition of approximately 20,941.81 gross acres (19,777.21 net acres) to its holdings at the south end of the Carlin Trend, an increase of 66%. The total cost of these acquisitions was approximately US$501,121. As a result, Gold Standard now controls a total of 52,731 gross acres in this area which is the first time these exploration targets have been consolidated under the control of a single holder.

In a news release dated April 10, 2017, Gold Standard announced favourable metallurgical results from the first comprehensive work designed to determine the metallurgical characteristics at the Dark Star oxide gold deposit on the Railroad-Pinion Project. Cyanide soluable recoveries averaged 88.9% in the Main Dark Star oxide zone and 89.9% in the North Dark Star oxide zone, indicating this material is likely to support heap leach processing.

In a news release dated April 18, 2017, Gold Standard announced favourable results from a check assay program for the North and Main Dark Star deposits on the Railroad-Pinion Project. These results increase the gold grades of several significant, previously released North and Main Dark Star drill hole intercepts by 2 to 5% and will be used in the resource estimate for North and Main Dark Star expected to be completed in May 2017.

Description of Capital Structure

The authorized capital of Gold Standard consists of an unlimited number of common shares of which, as at the date hereof, 222,795,714 Gold Standard Shares were issued and outstanding.

Gold Standard’s issued common shares are fully paid and not subject to any future call or assessment.

In addition, all Gold Standard Shares rank equally as to voting rights, participation in a distribution of the assets of Gold Standard on a liquidation, dissolution or winding-up of Gold Standard and the entitlement to dividends. The holders of the Gold Standard Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Gold Standard Share carries with it the right to one vote. The Gold Standard Shares have no pre-emptive, conversion, exchange, redemption, retraction, purchase for cancellation or surrender provisions and there are no sinking fund provisions in relation to the Gold Standard Shares.

In the event of the liquidation, dissolution or winding-up of Gold Standard or other distribution of its assets, the holders of the Gold Standard Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after Gold Standard has paid out its liabilities. Distribution in the form of dividends, if any, will be set by the board of directors of Gold Standard.

Provisions as to the modification, amendment or variation of the rights attached to the capital of Gold Standard are contained in Gold Standard‘s articles and the Business Corporations Act (British Columbia). Generally speaking, substantive changes to the share capital require the approval of the shareholders by either an ordinary (50% +1 of the votes cast) or special resolution (at least 66 2/3% of the votes cast). However, in certain cases, the directors may, subject to the Business Corporations Act (British Columbia), alter Gold Standard’s authorized and issued share capital to, inter alia, create one or more classes of shares or, if none of the shares of a class are allotted or issued, eliminate that class of shares; increase, reduce or eliminate the maximum number of shares that the Issuer is authorized to issue out of any class of shares; subdivide or consolidate all or any of its unissued, or fully paid issued, shares; or alter the identifying name of any of its shares.

On June 1, 2011, Gold Standard adopted a shareholder rights plan (the ‘‘Gold Standard Rights Plan’’) for the purpose of encouraging potential offerors seeking to make a takeover bid for Gold Standard to comply

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with certain minimum conditions or be subject to the dilutive features of the Gold Standard Rights Plan. The Gold Standard Rights Plan provides that one ‘‘right’’ attaches to each outstanding Gold Standard Share entitling the holder to purchase, in the prescribed circumstances and subject to exceptions, additional Gold Standard Shares in accordance with the terms and conditions of the rights agreement dated June 1, 2011 between Gold Standard and Computershare Trust Company of Canada, as rights agent. At Gold Standard’s 2014 annual general meeting held on September 9, 2014, the shareholders of Gold Standard approved an extension of the Rights Plan for a further three years.

As of the Effective Date, assuming the issuance of 8,778,067 Gold Standard Shares to BMG Shareholders under the Arrangement and assuming no other Gold Standard Shares are issued, Gold Standard expects to have approximately 231,573,241 Gold Standard Shares issued and outstanding. See “Information Concerning Gold Standard – Consolidated Capitalization” below.

Dividends and Dividend Policy

All of the Gold Standard Shares are entitled to an equal share in the dividends declared and paid by Gold Standard. There are no restrictions in Gold Standard’s articles which could prevent Gold Standard from paying dividends as long as there are no reasonable grounds for believing that Gold Standard is insolvent or the payment of the dividend would render Gold Standard insolvent. However, Gold Standard has not paid any dividends since incorporation and it is not contemplating that any dividends will be paid in the foreseeable future.

Gold Standard intends to retain all future earnings, if any, and other cash resources for the future operation and development of its business, and accordingly, does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of Gold Standard’s board of directors after taking into account many factors including Gold Standard’s operating results, financial condition and current and anticipated cash needs.

Consolidated Capitalization

The following represents Gold Standard’s consolidated capitalization both before and after the issuance of the Gold Standard Shares to be issued pursuant to the Arrangement:

			Outstanding on
	Outstanding on	Outstanding on	May 8, 2017 after giving
Designation	December 31, 2016	May 8, 2017	effect to the Arrangement(1)
Gold Standard Shares	221,516,735	222,795,174	231,573,241

Note:
	(1)	Assuming that issuance of 8,778,067 Gold Standard Shares to BMG Shareholders under the Arrangement.

Prior Sales

The following table summarizes the issuances by Gold Standard of Gold Standard Shares or securities convertible into Gold Standard Shares within the 12-month period before the date of this Circular:

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Date of issuance	Number and type of securities	Issue price per security
June 21, 2016	150,000 options to acquire Gold Standard Shares	$2.14
August 26, 2016	532,864 Gold Standard Shares	$3.15
September 29, 2016	522,500 options to acquire Gold Standard Shares	$3.16
October 28, 2016	12,036,436 Gold Standard Shares	$3.17

Trading Price and Volume

Gold Standard Shares are listed for trading on the TSX-V in Canada under the symbol “GSV” and are also listed and posted for trading on the NYSE-MKT in the United States under the symbol “GSV”.

The following table sets out the range of high and low sales prices (which are not necessarily the closing prices) and the trading volumes of Gold Standard Shares traded on the TSX-V and the NYSE-MKT for each of the previous 12 months.

	TSX-V			NYSE-MKT
	High	Low	Volume	High	Low	Volume
Period(1)	($)	($)	(thousands)	(US$)	(US$)	(thousands)
2016
May	2.35	1.48	8,286	1.89	1.15	15,981
June	2.45	1.95	6,012	1.89	1.5	15,707
July	2.73	1.67	4,565	2.1	1.27	14,483
August	4.1	1.78	16,248	3.2	1.35	46,445
September	3.59	2.91	4,884	2.8	2.2	11,104
October	3.55	2.67	7,933	2.7	2.03	10,801
November	3.35	2.46	5,750	2.5	1.81	9,836
December	3.28	2.49	4,278	2.47	1.84	8,947
2017
January	3.75	2.83	4,399	2.86	2.1	10,062
February	3.85	3.38	7,985	2.95	2.55	18,739
March	3.77	2.86	6,581	2.85	2.15	68,222
April	2.91	2.29	4,823	2.17	1.68	21,976
May 1 to May 8	2.32	2.06	1,154	1.70	1.50	4,833

____________________
(1)	Source: Bloomberg.

On April 11, 2017, the last trading day before it was announced that Battle Mountain and Gold Standard had entered into the Arrangement Agreement, the closing prices of Gold Standard Shares on the TSX-V and the NYSE-MKT were $2.80 and US$2.09, respectively.

Risk Factors

BMG Securityholders should carefully consider the information included or incorporated by reference in this Circular before making a decision concerning the Arrangement. There are various risks, including

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those discussed in the Gold Standard AIF, which is incorporated herein by reference, that could have a material adverse effect on, among other things, the operating results, earnings, properties, business and condition (financial or otherwise) of Gold Standard. These risk factors, together with all of the other information included, or incorporated by reference in this Circular, including information contained in the section entitled “Risk Factors” on page 54 of this Circular, which should be carefully reviewed and considered before a decision to invest in such securities is made.

Auditor, Registrar and Transfer Agent

Gold Standard’s auditors are Davidson & Company LLP, Chartered Professional Accountants.

Gold Standard’s transfer agent is Computershare, which is located at 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9. Gold Standard’s register of transfer is located in Vancouver.

Available Information

Gold Standard files reports and other information with the securities authorities. These reports contain additional information with respect to Gold Standard’s business and operations and are available to the public free of charge on SEDAR (www.sedar.com). Financial information of Gold Standard is provided in the Gold Standard Annual Financial Statements and the Gold Standard MD&A, both of which are incorporated by reference in this Circular.

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Information Pertaining to Gold Standard Post Arrangement

This following contains certain information on Gold Standard after completion of the Arrangement. Information with respect to Gold Standard has been provided by Gold Standard. Such information is the sole responsibility of Gold Standard and Battle Mountain does not assume any responsibility for the accuracy or completeness of such information.

Overview

On completion of the Arrangement, Gold Standard will continue to be a corporation existing under the Business Corporations Act (British Columbia) and (i) the former BMG Shareholders will be shareholders of Gold Standard, (ii) the former holders of BMG Employee Options (other than a June Option) will become holders of Replacement Options which are exercisable for Gold Standard Shares, (iii) the holders of outstanding BMG Options (other than a June Option and a BMG Employee Option) will continue to hold their BMG Options except, in lieu of being exercisable for BMG Shares, such BMG Options will be exercisable for Gold Standard Shares, and (iv) the holders of outstanding BMG Warrants will continue to hold their BMG Warrants except, in lieu of being exercisable for BMG Shares, such BMG Warrants will be exercisable for Gold Standard Shares.

After the Effective Date, Battle Mountain will become a wholly-owned subsidiary of Gold Standard.

The business and operations of Gold Standard and Battle Mountain will be consolidated and the headquarters of the combined company immediately following the Effective Time will be Gold Standard’s current headquarters at Suite 610 – 815 West Hastings Street, Vancouver, British Columbia, V6C 1B4.

Organization Chart

The following chart shows the expected corporate relationship between Gold Standard and Battle Mountain following the completion of the Arrangement:

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Directors and Officers

Following the Effective Date there will be no changes in the composition of Gold Standard’s board of directors or executive management resulting from the Arrangement and Battle Mountain’s operations will be managed and operated as a subsidiary of Gold Standard.

For a summary of the board of directors of Gold Standard, see Gold Standard's management information circular dated May 18, 2016, as filed on SEDAR on May 24, 2016, in respect of Gold Standard's annual meeting of Gold Standard shareholders held on June 30, 2016 which is incorporated by reference herein.

Gold Standard’s executive officers are:

Name	Position
Jonathan T. Awde	President and Chief Executive Officer
Michael N. Waldkirch	Chief Financial Officer
Mac R. Jackson, Jr.	Vice President, Exploration
Richard S. Silas	Corporate Secretary

Additional information in respect of Gold Standard’s executive officers can be found in the Gold Standard AIF which is incorporated by reference herein.

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Description of Gold Standard Shares Issued under the Arrangement

Based on the number of BMG Shares outstanding as at May 8, 2017, Gold Standard expects to issue an aggregate of approximately 8,778,067 Gold Standard Shares to acquire Battle Mountain, which would result in there being up to a total of approximately 231,573,241 Gold Standard Shares issued and outstanding (based on the number of Gold Standard Shares outstanding as at May 8, 2017) immediately following the completion of the Arrangement, with current Gold Standard shareholders holding in the aggregate approximately 96.21% of the then outstanding Gold Standard Shares and former BMG Shareholders holding approximately 3.79% of the then outstanding Gold Standard Shares (each on a non-diluted basis). As a result of this issuance, the Gold Standard shareholders’ ownership and voting interests in Gold Standard will be diluted, relative to their current proportional ownership and voting interest in Gold Standard.

The number of Gold Standard Shares to be issued on closing of the Arrangement depends on the number of BMG Options and BMG Warrants that are exercised prior to the Effective Time. Depending on such exercises, Gold Standard shareholders could face additional dilution. Assuming none of the BMG Options and the BMG Warrants are exercised before the Effective Time, up to approximately 1,036,192 Gold Standard Shares would be issuable in the future upon exercise of such securities.

BMG Options and BMG Warrants

Other than certain BMG Options to be cancelled in accordance with the Arrangement, BMG Options held by Battle Mountain employees will be exchanged for options to acquire Gold Standard Shares and the remaining BMG Options and BMG Warrants will become exercisable for Gold Standard Shares, all in accordance with the terms of the Arrangement. See “Arrangement Mechanics – No Action Required for BMG Options and BMG Warrants”.

Selected Gold Standard Unaudited Pro Forma Financial Information

The selected unaudited pro forma consolidated financial information set forth below should be read in conjunction with Gold Standard’s unaudited pro forma consolidated financial statements and the accompanying notes thereto attached as Schedule H to this Circular. The unaudited pro forma consolidated balance sheet of the combined company as at December 31, 2016 has been prepared from the audited consolidated balance sheet of Gold Standard as at December 31, 2016 and the unaudited condensed consolidated statements of financial position of Battle Mountain as at January 31, 2017 and gives pro forma effect to the successful completion of the Arrangement as if the Arrangement occurred on December 31, 2016. The unaudited pro forma consolidated statements of loss and comprehensive loss for the year ended December 31, 2016 have been prepared from the audited consolidated statement of income of Gold Standard for the year ended December 31, 2016 and the audited consolidated statement of income of Battle Mountain for the year ended October 31, 2016 and give pro forma effect to the successful completion of the Arrangement as if the Arrangement occurred on January 1, 2016.

The summary unaudited pro forma condensed consolidated financial information is not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected herein occurred on the dates indicated. Actual amounts recorded upon consummation of the Arrangement will differ from the pro forma information presented below. No attempt has been made to calculate or estimate potential synergies between Gold Standard and Battle Mountain. The unaudited pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the unaudited pro forma consolidated financial statements of Gold Standard and the accompanying notes included in Schedule H to this Circular.

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(in thousands of. dollars)	Year Ended
December 31,
2016
Pro Forma Statement of Loss and Comprehensive Loss data:

Revenue

Loss before interest expense, taxes, depreciation, and amortization	(11,823,818)

Net Loss	(11,837,062)

Per Gold Standard Share data:
Basic	231,573,241
Diluted	239,518,932

Year Ended
December 31,
(in thousands of dollars)	2016
Pro Forma Statement of Financial Position data:

Current Assets	51,125,549
Total Assets	181,974,473

Current Liabilities	1,670,563
Total Liabilities	1,670,563

Equity attributable to owners of the parent	180,303,910

Post-Arrangement Shareholdings and Principal Shareholders

Based on the number of BMG Shares outstanding as at May 8, 2017, Gold Standard expects to issue an aggregate of approximately 8,778,067 Gold Standard Shares to acquire Battle Mountain, which would result in there being up to a total of approximately 231,573,241 Gold Standard Shares issued and outstanding (based on the number of Gold Standard Shares outstanding as at May 8, 2017) immediately following the completion of the Arrangement, with current Gold Standard shareholders holding in the aggregate approximately 96.21% of the then outstanding Gold Standard Shares and former BMG Shareholders holding approximately 3.79% of the then outstanding Gold Standard Shares (each on a non-diluted basis).

As a result of this issuance, the Gold Standard shareholders’ ownership and voting interests in Gold Standard will be diluted, relative to their current proportional ownership and voting interest in Gold Standard. The number of Gold Standard Shares to be issued on closing of the Arrangement depends on the number of BMG Options and BMG Warrants that are exercised prior to the Effective Time. Depending on such exercises, Gold Standard shareholders could face additional dilution. Assuming none of the BMG Options and the BMG Warrants are exercised before the Effective Time, up to approximately 1,036,192 Gold Standard Shares would be issuable in the future upon exercise or conversion of such securities.

To the knowledge of the directors and executive officers of Gold Standard, no person or company beneficially owns, directly or indirectly, or exercises control or direction over securities of Gold Standard

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carrying more than 10% of the votes attached to the issued and outstanding Gold Standard Shares, except as set forth below.

			Anticipated	Anticipated
			Number of Gold	Percentage of
			Standard	Issued and
	Number of Gold	Percentage of Issued	Shares Owned,	Outstanding
	Standard Shares	and Outstanding Gold	Controlled or	Gold Standard
	Owned, Controlled or	Standard Shares as of	Directed	Shares
	Directed as of the	the date of this	Following the	Following the
Name	Date of this Circular	Circular	Arrangement	Arrangement
FCMI Parent Co.	27,993,966	12.56%	27,993,966	12.09%
Goldcorp Inc.	22,903,362	10.28%	22,903,362	9.89%
OceanaGold Corporation	36,802,652	16.52%	36,802,652	15.89%

It is anticipated that the issuance of Gold Standard Shares pursuant to the Arrangement will not result in any person or company acquiring beneficial ownership of, directly or indirectly, or control or direction over more than 10% of the votes attached to the issued and outstanding Gold Standard Shares, other than as set forth above.

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Experts

Certain legal matters relating to the Arrangement are to be passed upon by Dentons Canada LLP on behalf of Battle Mountain. As at the date of this Circular, the partners and associates of Dentons Canada LLP, beneficially own, directly or indirectly, 673,165 BMG Shares, representing approximately 1.07% of the issued and outstanding BMG Shares and less than 1% of the issued and outstanding Gold Standard Shares.

Davidson & Company LLP, the auditors of Battle Mountain and Gold Standard, are independent with respect to both Battle Mountain and Gold Standard in accordance with the Code of Professional Conduct of the Chartered Professional Accountants of British Columbia. Davidson & Company LLP does not beneficially own, directly or indirectly, any BMG Shares or Gold Standard Shares.

Haywood was retained by Battle Mountain to provide a Fairness Opinion. As of the date hereof, the principals and employees of Haywood who participated in the preparation of, or who was in a position to directly influence the outcome of, the Haywood Fairness Opinion owned, directly or indirectly, less than 1% of the issued and outstanding BMG Shares and less than 1% of the issued and outstanding Gold Standard Shares. Neither Haywood nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Battle Mountain or Gold Standard or any of their respective associates or affiliates. Neither Haywood nor any of its affiliates or associates, is acting as an advisor to Battle Mountain in connection with any matter, other than acting as a financial advisor to Battle Mountain.

E&E was retained by Battle Mountain to provide a Fairness Opinion. As of the date hereof, the principals of E&E does not beneficially own, directly or indirectly, any BMG Shares or Gold Standard Shares. Neither E&E nor any of its affiliates or associates is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Battle Mountain or Gold Standard or any of their respective associates or affiliates. Neither E&E nor any of its affiliates or associates, is acting as an advisor to Battle Mountain in connection with any matter.

B.R. Atkinson, B.Sc., P.Geol., M.Aus. IMM of Apex Geoscience Ltd, the author of the Lewis Report, is independent of Battle Mountain and beneficially own, directly or indirectly, less than 1% of the BMG Shares and less than 1% of the issued and outstanding Gold Standard Shares.

Other Material Facts

There are no other material facts other than as disclosed in this Circular.

Additional Information and Availability of Documents

Battle Mountain will provide to any person or corporation, upon request, one copy of any of the following documents: (a) the comparative financial statements of Battle Mountain for Battle Mountain’s most recently completed fiscal year in respect of which such financial statements have been issued, together with the report of the auditor thereon and the applicable management’s discussion and analysis, and any interim financial statements of Battle Mountain subsequent to the financial statements for Battle Mountain’s most recently completed fiscal year and the applicable management’s discussion and analysis; and (b) the management information and proxy circular of Battle Mountain in respect of the most recent annual meeting of shareholders which involved the election of directors.

Copies of the above documents will be provided, upon request, by the Corporate Secretary of Battle Mountain at Suite 300, 1055 W. Hastings Street, Vancouver, British Columbia, Canada, V6E 2E9, free of

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charge to BMG Shareholders. Battle Mountain may require the payment of a reasonable charge from any person or corporation who is not a BMG Shareholder and who requests a copy of any such document. Financial information relating to Battle Mountain is provided in Battle Mountain’s comparative financial statements and management’s discussion and analysis for its most recently completed fiscal year. Additional information relating to Battle Mountain is available on SEDAR (www.sedar.com).

Other Matters

Management of Battle Mountain is not aware of any other matters which will be brought before the Meeting other than those set forth in the Notice of Meeting. Should any other matters properly come before the Meeting, BMG Shares represented by the proxies solicited hereby will be voted on those matters in accordance with the best judgement of the persons voting such proxies.

Approval of the Board of Directors

The Board of Directors (with the interested director, being Jonathan Awde, abstaining) has approved the contents of this Circular and have authorized us to send it to you. We’ve also sent a copy to each of our directors and our auditors.

Additional copies of this Circular are also available on request.

DATED at Vancouver, British Columbia this 8th day of May, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

/s/ “Chet Idziszek”
Chet Idziszek
Director and President, Chief Executive Officer
Battle Mountain Gold Inc.

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Consent of Haywood

To: The Special Committee of the Board of Directors of Battle Mountain Gold Inc. (“Battle Mountain”)

We refer to the written opinion of our firm dated April 11, 2017 (the “Fairness Opinion”) which we prepared for the Special Committee of the Board of Directors of Battle Mountain in connection with the transaction involving Battle Mountain and Gold Standard Ventures Corp. described in the Circular. We consent to the inclusion of the Fairness Opinion and a summary thereof in the Circular and to the use of our name in the Circular.

We have read the Circular, and we have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Fairness Opinion or within our knowledge as a result of the services we provided in connection with the Fairness Opinion.

In providing our consent, we do not intend or permit that any person, other than the Board of Directors of Battle Mountain, shall rely on the Fairness Opinion which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

/s/ “Haywood Securities Inc.”

Haywood Securities Inc.

May 8, 2017

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Consent of E&E

To: The Special Committee of the Board of Directors of Battle Mountain Gold Inc. (“Battle Mountain”)

We refer to the written opinion of our firm dated April 11, 2017 (the “Fairness Opinion”) which we prepared for the Special Committee of the Board of Directors of Battle Mountain in connection with the transaction involving Battle Mountain and Gold Standard Ventures Corp. described in the Circular. We consent to the inclusion of the Fairness Opinion and a summary thereof in the Circular and to the use of our name in the Circular.

We have read the Circular, and we have no reason to believe that there are any misrepresentations in the information contained in the Circular that are derived from the Fairness Opinion or within our knowledge as a result of the services we provided in connection with the Fairness Opinion.

In providing our consent, we do not intend or permit that any person, other than the Board of Directors of Battle Mountain, shall rely on the Fairness Opinion which remains subject to the analyses, assumptions, limitations and qualifications contained therein.

/s/ “Evans and Evans, Inc.”

Evans and Evans, Inc.

May 8, 2017

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SCHEDULE A

Glossary

In this Circular, unless the subject matter or context is inconsistent therewith, the following terms shall have the meanings set forth below:

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any offer, proposal, expression of interest or inquiry (orally or in writing) from any person (other than Gold Standard or any of its affiliates) after the date the Arrangement Agreement, relating to:

(a)	any alliance, joint venture, earn-in right, royalty grant, acquisition, sale or transfer, direct or indirect, in a single transaction or a series of related transactions, of:

(i)

the assets of Battle Mountain and/or one or more of its subsidiaries that, individually or in the aggregate, constitute 20% or more of the fair market value of the consolidated assets of Battle Mountain and its subsidiaries, taken as a whole; or

(ii)

20% or more of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Battle Mountain or its Material Subsidiaries; or

(b)

any take-over bid, tender offer or exchange offer that, if consummated, would result in such person beneficially owning, directly or indirectly, 20% or more of any class of the issued and outstanding voting or equity securities (and/or securities convertible into, or exchangeable or exercisable for voting or equity securities) of Battle Mountain or the Material Subsidiaries;

(c)

a plan of arrangement, merger, amalgamation, consolidation, share exchange, share issuance, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Battle Mountain or the Material Subsidiaries; or

(d)

any other transaction, the consummation of which could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement or which could reasonably be expected to materially reduce the benefits to Gold Standard under the Arrangement Agreement or the Arrangement;

“affiliate” means an “affiliated entity” within the meaning of MI 61-101;

“Arrangement” means the arrangement under section 288 of the Business Corporations Act (British Columbia) on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of Gold Standard and Battle Mountain, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement dated April 11, 2017 by and between Battle Mountain and Gold Standard, including (unless the context requires otherwise) the schedules thereto, together with the disclosure documentation reviewed by both Parties prior to execution, as amended by an amending agreement dated May 4, 2017, which may be amended, supplemented or otherwise modified from time to time in accordance with the Arrangement Agreement;

“Arrangement Resolution” means the special resolution of the Battle Mountain Securityholders approving the Plan of Arrangement, to be substantially in the form and content contained in the Arrangement Agreement, to be considered, and if deemed advisable, passed with or without variation, by the BMG Securityholders at the Meeting;

“Battle Mountain” means Battle Mountain Gold Inc., a corporation existing under the laws of the Province of British Columbia;

“BMG Annual Financial Statements” means the audited consolidated statements of financial position of Battle Mountain as at October 31, 2016 and October 31, 2015, and the related consolidated statements of comprehensive loss, changes in shareholders’ equity, and cash flows of Battle Mountain for the years ended October 31, 2016 and October 31, 2015 together with the notes thereto and the auditor’s report thereon;

“BMG Annual MD&A” means Battle Mountain’s management’s discussion and analysis dated as of February 27, 2017, for the year ended October 31, 2016;

“BMG Breach” has the meaning ascribed thereto under the heading “The Arrangement Agreement –Termination” in this Circular;

“BMG Debt” means the intercompany debt which is owing by BMG USA to Battle Mountain as a result of Battle Mountain funding the exercise of BMG USA’s option to acquire a 40% interest in the Lewis Gold Project;

“BMG Employee Option” means a BMG Option subject to section 7 of the Tax Act;

“BMG Employee Optionholder” means a holder of one or more BMG Employee Options;

“BMG Financial Statements” means Battle Mountain’s audited financial statements as at and for the fiscal years ended October 31, 2016 and October 31, 2015 (including the notes thereto and the report of the auditors thereon) and Battle Mountain’s unaudited interim financial statements as at and for the three month period ended January 31, 2017 (including the notes thereto);

“BMG Interim Financial Statements” means the unaudited condensed consolidated interim statements of financial position of Battle Mountain as at January 31, 2017, and the unaudited condensed consolidated interim statements of comprehensive loss, changes in shareholders’ equity and cash flows of Battle Mountain for the three month period ended January 31, 2017, including the notes thereto;

“BMG Interim MD&A” means Battle Mountain’s management discussion and analysis dated March 31, 2017, for the three month period ended January 31, 2017;

“BMG Material Adverse Effect” means any change, effect, event, occurrence or state of facts that individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, that is or would reasonably be expected to be material and adverse to the business, assets, capital, properties, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Battle Mountain and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder,

(b)	general changes in political, economic or financial conditions in Canada or the United States;

(c)	any change in applicable laws or in IFRS;

(d)	any natural disaster;

(e)	conditions generally affecting, as a whole, the industry in which Battle Mountain and its subsidiaries operate;

(f)	changes in currency exchange rates or commodities prices;

(g)	any matter that has been disclosed in or pursuant to the Arrangement Agreement; or

(h)

any decrease in the market price or any decline in the trading volume of BMG Shares on the TSX-V (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a BMG Material Adverse Effect has occurred);

provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d) and (e) of this definition shall constitute a Battle Mountain Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, assets, capital, properties, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Battle Mountain and its subsidiaries, taken as a whole, relative to other industry participants of similar size;

“BMG Option” means an option to acquire one or more BMG Shares granted pursuant to the BMG Stock Option Plan;

“BMG Optionholders” means a holder of one or more BMG Options;

“BMG Security” means a BMG Share, a BMG Option or a BMG Warrant;

“BMG Securityholders” or “Battle Mountain Securityholders” means a holder of one or more BMG Shares, BMG Options or BMG Warrants;

“BMG Share” means a common share in the authorized share structure of Battle Mountain;

“BMG Shareholder” means a holder of one or more BMG Shares;

“BMG Shareholder Rights Plan” means the shareholder rights plan adopted by Battle Mountain pursuant to a shareholder rights plan agreement dated March 5, 2008 between Battle Mountain and Computershare Trust Company of Canada, as successor to Pacific Corporate Trust Company;

“BMG Stock Option Plan” means the Battle Mountain Gold stock option plan dated April 9, 2008, as amended on March 1, 2011;

“BMG SubCo” means BMG Mining Inc., a corporation existing under the laws of the Province of British Columbia;

“BMG USA” means Battle Mountain Gold (USA) Inc., a corporation existing under the laws of the State of Nevada;

“BMG USA Debt” means a U.S. dollar denominated intercompany debt owing from BMG USA to BMG Subco;

“BMG Warrant” means a warrant to acquire one (1) BMG Share;

“BMG Warrantholder” means a holder of one or more BMG Warrants;

“Board of Directors” means the board of directors of Battle Mountain as the same is constituted from time to time;

“Board Recommendation” means the Board of Directors’ unanimous determination, after consultation with its financial and legal advisors, that the Plan of Arrangement is fair to the BMG Securityholders and is in the best interests of Battle Mountain and has resolved unanimously to recommend to the BMG Securityholders that they vote in favour of the Arrangement Resolution;

“Broadridge” means Broadridge Financial Solutions, Inc.;

“Business Day” means any day, other than a Saturday, a Sunday or any other day on which the principal chartered banks located in Vancouver, British Columbia, are not open for business during normal banking hours;

“Circular” means the notice of the Meeting and accompanying management Circular, including all schedules, appendices and exhibits, to be sent to BMG Securityholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time;

“Code” has the meaning ascribed thereto under the heading “Certain Material United States Federal Income Tax Considerations” in this Circular;

“Confidentiality Agreement” means the confidentiality agreement by and between Battle Mountain and Gold Standard dated March 24, 2017;

“Consideration” means the consideration payable by Gold Standard pursuant to the Plan of Arrangement to a person who is, immediately before the Effective Time, a BMG Securityholder;

“Court” means the Supreme Court of British Columbia;

"CRA" means the Canada Revenue Agency;

“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

“Dissenter” means a registered BMG Shareholder who validly exercises the Dissent Right, follows the Dissent Procedures and is ultimately entitled to be paid the fair market value of the underlying BMG Share;

“Dissent Procedures” means the procedures set out in the Plan of Arrangement, required to be followed by each registered BMG Shareholder in order to validly exercise the BMG Shareholder’s Dissent Right;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“DRS Advice” means the document evidencing the electronic registration for BMG Shares or Gold Standard Shares, as applicable, under the Direct Registration System adopted by Computershare;

“E&E” means Evans & Evans, Inc.;

“E&E Fairness Opinion” means the written opinion of E&E, to the effect that, as of the effective date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received pursuant to the Plan of Arrangement by the holders of BMG Shares (other than Gold Standard and its affiliates) is fair, from a financial point of view, to such shareholders;

“Effective Date” means the date upon which the Arrangement becomes effective, as provided in the Plan of Arrangement;

“Effective Time” means the time or times on the Effective Date that the Arrangement becomes effective, as provided in the Plan of Arrangement;

“Exchange Ratio” means 0.2187;

“Excluded Persons” has the meaning ascribed thereto under the heading “Securities Laws Considerations – Canadian Securities Laws – Collateral Benefits under MI 61-101” in this Circular;

“Failed Arrangement Resolution” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination” in this Circular;

“Fairness Opinions” means, collectively, the Haywood Fairness Opinion and the E&E Fairness Opinion;

“Final Order” means the order made after the application to the Court pursuant to subsection 291(4) of the Business Corporations Act (British Columbia), in a form acceptable to Battle Mountain and Gold Standard, each acting reasonably, after a hearing upon the fairness of the terms and conditions of the Arrangement, approving the Arrangement as such order may be amended by the Court (with the consent of both Battle Mountain and Gold Standard, each acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both Battle Mountain and Gold Standard, each acting reasonably) on appeal;

“Gold Standard” means Gold Standard Ventures Corp., a corporation existing under the laws of the Province of British Columbia;

“Gold Standard AIF” has the meaning ascribed thereto under the heading “Information Pertaining to Gold Standard – Documents Incorporated by Reference” in this Circular;

“Gold Standard Annual Financial Statements” has the meaning ascribed thereto under the heading “Information Pertaining to Gold Standard – Documents Incorporated by Reference” in this Circular;

“Gold Standard Material Adverse Effect” means any change, effect, event, occurrence or state of facts that individually or in the aggregate with other such changes, effects, events, occurrences or states of fact, that is or would reasonably be expected to be material and adverse to the business assets, capital, properties, liabilities (contingent or otherwise), operations, results of operations or condition (financial or otherwise) of Gold Standard and its subsidiaries, taken as a whole, other than any change, effect, event, occurrence or state of facts resulting from:

(a)	the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder;

(b)	general changes in political, economic or financial conditions in Canada or the United States;

(c)	any change in applicable laws or in IFRS;

(d)	any natural disaster;

(e)	conditions generally affecting, as a whole, the industry in which Gold Standard and its subsidiaries operate;

(f)	changes in currency exchange rates or commodities prices;

(g)	any matter that has been disclosed in or pursuant to the Arrangement Agreement; or

(h)

any decrease in the market price or any decline in the trading volume of Gold Standard Shares on the TSX-V or the NYSE MKT (it being understood that any cause underlying such change in market price or trading volume may be taken into account in determining whether a Gold Standard Material Adverse Effect has occurred);

provided that, notwithstanding the foregoing, any change, effect, event, occurrence or state of facts described in clauses (b), (c), (d) and (e) of this definition shall constitute a Gold Standard Material Adverse Effect to the extent that any such change, effect, event, occurrence or state of facts has or would reasonably be expected to have, individually or in the aggregate, a disproportionate impact on the business, assets, capital, properties, liabilities, operations, results of operations or condition (financial or otherwise) of Gold Standard and its subsidiaries, taken as a whole, relative to other industry participants of similar size;

“Gold Standard MD&A” has the meaning ascribed thereto under the heading “Information Pertaining to Gold Standard – Documents Incorporated by Reference” in this Circular;

“Gold Standard Option” means an option to acquire one (1) Gold Standard Share granted pursuant to the Gold Standard Stock Option Plan;

“Gold Standard Share” means a common share in the authorized share structure of Gold Standard;

“Gold Standard Stock Option Plan” means the Gold Standard stock option plan, initially adopted on June 28, 2011, as subsequently amended.

“Haywood” means Haywood Securities Inc.;

“Haywood Fairness Opinion” means the written opinion of Haywood, to the effect that, as of the effective date of such opinion, and subject to the assumptions, limitations and qualifications set forth therein, the consideration to be received pursuant to the Plan of Arrangement by the holders of BMG Shares is fair, from a financial point of view, to such shareholders (other than Gold Standard and its affiliates);

“Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations” in this Circular;

“IFRS” means the accounting principles so prescribed, recommended or promulgated from time to time as the International Financial Reporting Standards, as issued by the International Accounting Standards Board or any successor thereto, as such principles may be amended, varied or replaced from time to time and as accepted and adopted by the applicable Party;

“including”, “includes” or similar expressions are not intended to be limiting and are deemed to be followed by the expression “without limitation”;

“Interim Order” means the order made after the application to the Court pursuant to subsection 291(2) of the Business Corporations Act (British Columbia), in a form acceptable to the Parties, each acting reasonably, providing for, among other things, the calling and holding of the Meeting, as the same may be amended by the Court with the consent of Battle Mountain and Gold Standard, each acting reasonably;

“June Options” means all BMG Options granted on June 18, 2016 with an exercise price of $0.60, other than the 200,000 BMG Options granted on that date to certain BMG Optionholders;

“Letter of Transmittal” means the Letter of Transmittal enclosed with the Circular sent in connection with the Meeting pursuant to which, among other things, registered BMG Shareholders are required to deliver certificate(s) or DRS Advice(s) representing BMG Shares in order to receive the consideration to which they are entitled;

“Lewis Gold Property” means the mineral exploration property in the Battle Mountain Mining District, Lander County, Nevada, USA held by the Phoenix Joint Venture;

“Lewis Property Option” has the meaning ascribed thereto under the heading “Information Pertaining to Battle Mountain – Description of Business – Battle Mountain’s Interest in the Lewis Gold Project” in this Circular;

“Lewis Report” means the NI 43-101 technical report on the Lewis Property entitled “Amended and Restated Summary Report 2007-2008 Core and Reverse Circulation Drilling Program, F.W. Lewis Property, Battle Mountain Mining District, Lander County, Nevada, USA”, dated March 13, 2014, as amended, prepared by APEX Geoscience Ltd;

“Loan Agreement” means the convertible loan agreement between the Parties dated April 11, 2017;

“Locked-up shareholders” means those BMG Securityholders, listed in the Arrangement Agreement, who have entered into the Voting Agreement with Gold Standard pursuant to which they have agreed, subject to the terms of the Voting Agreement, to vote their BMG Securities (including any BMG Shares issued upon the exercise of BMG Options or BMG Warrants) in favour of the Arrangement Resolution;

“Madison” means Madison Enterprises (Nevada) Inc., a corporation existing under the laws of the State of Nevada;

“Madison Debt” means a U.S. dollar denominated intercompany debt owing from Madison to Battle Mountain;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Material Subsidiaries” means (i) Madison; (ii) BMG SubCo; (iii) BMG USA; and (iv) the Phoenix Joint Venture;

“Maturity Date Conversion” has the meaning ascribed thereto under the heading “Loan Agreement” in this Circular;

“Meeting” means the special meeting of Battle Mountain Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Meeting Date Expiry” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination” in this Circular;

“Meeting Materials” means the Notice of Meeting, the Circular, the form of proxy and voting instruction form;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Minority Shareholder” has the meaning ascribed thereto under the heading “Securities Laws Considerations - Canadian Securities Laws – Collateral Benefits under MI 61-101” in this Circular;

“MMR” means Madison Minerals Inc., a predecessor of Battle Mountain prior to the RTO;

“Mutual Termination Event” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination” in this Circular;

“NI 43-101” means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer;

“NOBOs ” means non-objecting beneficial owners who are non-registered shareholders who do not object to Battle Mountain knowing their identity;

"Non-Resident Dissenter" means a Non-Resident Holder who validly exercises Dissent Rights;

"Non-Resident Holder" means a Holder who, at all relevant times, for the purposes of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, BMG Shares or Gold Standard Shares in connection with carrying on a business in Canada;

“Notice of Dissent” means a written dissent notice sent by a registered BMG Shareholder who wishes to dissent;

“Notice of Meeting” means the notice dated May 8, 2017 in respect of the Meeting included in the Meeting Materials;

“NYSE MKT” means NYSE MKT LLC;

“OBOs” means objecting beneficial owners who are non-registered shareholders who do not want Battle Mountain to know their identity;

“Offer to Purchase” means, unless the court orders otherwise, Battle Mountain’s written offer sent to each dissenting BMG Shareholder;

“Outside Date” means June 30, 2017, or such later date as may be agreed to in writing by the Parties;

“Outside Expiry Date” has the meaning ascribed thereto under the heading “The Arrangement Agreement – Termination” in this Circular;

“Parties” means Battle Mountain and Gold Standard, and “Party” means, except as set forth in the Arrangement Agreement, any of them;

“PFIC” has the meaning ascribed thereto under the heading “Risk Factors – Risks Associated with the Arrangement” in this Circular;

“Phoenix Joint Venture” means a joint venture under the laws of the State of Nevada consisting of BMG USA holding a 40% participation interest in the Phoenix Joint Venture and Madison holding a 60% participation interest in the Phoenix Joint Venture. The Phoenix Joint Venture holds 100% of the Lewis Gold Property;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule C, and any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Interim Order or the Final Order with the consent of Battle Mountain and Gold Standard, each acting reasonably;

“Pre-Closing Capitalization” means, if and as requested by Gold Standard, Battle Mountain shall capitalize all or a portion of one or more of the BMG Debt, the BMG USA Debt and Madison Debt into shares or equity of BMG USA and Madison;

“Pre-Closing Windup” means, if requested by Gold Standard, Battle Mountain shall wind-up BMG SubCo such that all assets of BMG SubCo (including the shares of BMG USA and the BMG USA Debt) become assets of Battle Mountain and all liabilities of BMG SubCo become liabilities of Battle Mountain;

“Pre-RTO Battle Mountain” means “Battle Mountain Gold Inc.”, a private company incorporated under the Business Corporations Act (British Columbia) prior to the RTO, which changed its legal name to “BMG Mining Inc.” immediately following the RTO.

“Proposal” has the meaning ascribed thereto under the heading “The Arrangement – Background to the Transaction” in this Circular;

“Proposed Amendments” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations” in this Circular;

“QEF Election” has the meaning ascribed thereto under the heading “Certain Material United States Federal Income Tax Considerations – PFIC Rules – Qualified Electing Fund” in this Circular;

“Record Date” means close of business on May 9, 2017;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Regulations” means the regulations made under the Tax Act;

“Replacement Option” means an option to acquire one (1) Gold Standard Share;

"Resident Dissenter" has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dissenting Resident Holders” in this Circular;

“Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada” in this Circular;

“RTO” has the meaning ascribed thereto under the heading “Information Pertaining to Battle Mountain –Description of Business – Corporate Structure – Name, Address and Incorporation” in this Circular;

“Section 3(a)(10) Exemption” means the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) of the U.S. Securities Act;

“Securities Act” means the Securities Act (British Columbia) and the rules, regulations, forms and published instruments, policies, bulletins and notices made thereunder, as now in effect and as they may be promulgated or amended from time to time;

“Securities Laws” means the Securities Act and the rules, regulations, forms, published instruments, policies, bulletins and notices of the British Columbia Securities Commission and the applicable securities commissions and other securities regulatory authorities in each of the other provinces of Canada made thereunder, as well as applicable rules, regulations, by-laws as now in effect and as they may be promulgated or amended from time to time;

“Share Exchange Ratio” means 0.1891;

“Special Committee” means the special committee of the Board of Directors which was created to consider the Arrangement;

“Superior Proposal” means any unsolicited bona fide written Acquisition Proposal from a person who is, as at the date of the Arrangement Agreement, an arm’s length third party, that is made after the date of the Arrangement Agreement, (and is not obtained in violation of the Arrangement Agreement or any agreement between the person making such Acquisition Proposal and Battle Mountain) and that relates to all of the outstanding BMG Shares or all or substantially all of the consolidated assets of Battle Mountain and its subsidiaries, and (i) that is reasonably capable of being completed without undue delay, taking into account all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (ii) that is made to all BMG Shareholders on the same terms and conditions; (iii) that is not subject to any financing condition and in respect of which it has been demonstrated to the satisfaction of the Board of Directors, acting in good faith (after receiving the advice of its outside legal advisors and Haywood), that any financing required to complete such Acquisition Proposal has been obtained or been demonstrated to be reasonably likely to be obtained without undue delay; (iv) that is not subject to due diligence or a due diligence condition; and (v) in respect of which the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal advisors and Haywood, that (a) failure to recommend such Acquisition Proposal to the BMG Shareholders would be inconsistent with its fiduciary duties under applicable law; and (b) having regard for all of the terms and conditions of the Acquisition Proposal, including all financial, legal, regulatory and other aspects of such proposal and the person making such proposal, such Acquisition Proposal, will, if consummated in accordance with its terms (but not assuming away any risk of non-completion), result in a transaction more favourable to the BMG Shareholders from a financial point of view than the transactions contemplated by the Arrangement Agreement, after taking into account any change to the transactions contemplated by the Arrangement Agreement proposed by Gold Standard;

“Superior Proposal Conversion” has the meaning ascribed thereto under the heading “Loan Agreement” in this Circular;

“Tax Act” means the Income Tax Act (Canada), as amended;

“Tax Election Deadline” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Exchange of BMG Shares under the Arrangement – With a Section 85 Election” in this Circular;

“Title Opinions” means one or more legal opinions, dated the Effective Date and addressed to Gold Standard, in respect of title to Battle Mountain’s mineral concessions, confirming that as of the date of such opinion, Battle Mountain or one of its subsidiaries has good and marketable title to Battle Mountain’s concessions, including for greater certainty the Lewis Gold Project, free and clear of all material liens or material defects of any nature whatsoever, and that Battle Mountain’s concessions are in good standing in all material respects, are registered in the name of Battle Mountain or one of its Material Subsidiaries;

“Termination Fee” means $1,250,000.00;

“TSX-V” means the TSX Venture Exchange;

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia;

“U.S. Holder” means a beneficial owner of BMG Shares that is, for U.S. federal income tax purposes, (i) a citizen or individual resident of the United States, (ii) a corporation (or an entity taxable as a corporation) created or organized under the law of the United States, any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income tax without regard to its source, or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (2) the trust has an election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

“U.S. Exchange Act” means the U.S. Securities Exchange Act of 1934 as the same has been and hereinafter from time to time may be amended;

“U.S. Securities Act” means the U. S. Securities Act of 1933 as the same has been and hereinafter from time to time may be amended; and

“Voting Agreement” means the voting agreement (including all amendments thereto) between Gold Standard and the Locked-up shareholders.

SCHEDULE B

Arrangement Resolution

BE IT RESOLVED THAT:

1.

The arrangement (the “Arrangement”) under Section 288 of the Business Corporations Act (British Columbia) (the “BCBCA”) involving Battle Mountain Gold Inc. (“BMG”), as more particularly described and set forth in the Management Proxy Circular (the “Circular”) of BMG dated May 8, 2017 accompanying the notice of this meeting (as the Arrangement may be modified or amended), is hereby authorized and approved;

2.

The plan of arrangement, as it may be or has been amended (the “Plan of Arrangement”), involving BMG and implementing the Arrangement, the full text of which is set out in Appendix C to the Circular (as the Plan of Arrangement may be, or may have been, modified or amended), is hereby approved and adopted;

3.

The arrangement agreement (the “Arrangement Agreement”) between BMG and Gold Standard Ventures Corp., dated April 11, 2017, as amended by an amending agreement dated May 4, 2017, the actions of the directors of BMG in approving the Arrangement and the actions of the officers of BMG in executing and delivering the Arrangement Agreement and any amendments thereto are hereby ratified and approved;

4.

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the securityholders of BMG or that the Arrangement has been approved by the Supreme Court of British Columbia, the directors of BMG are hereby authorized and empowered, without further notice to, or approval of, the securityholders of BMG:

(a)	to amend the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; or

(b)	subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement;

5.

Any officer or director of BMG is hereby authorized and directed for and on behalf of BMG to execute, under the seal of the BMG or otherwise, and to deliver such documents as are necessary to desirable to the Registrar under the BCBCA in accordance with the Arrangement Agreement for filing.

6.

Any officer or director of BMG is hereby authorized and directed for and on behalf of BMG to execute and deliver , whether under corporate seal of BMG or not, all such agreements, forms waivers, notices, certificates, confirmations and other documents and instruments and to do or cause to be done all such other acts and things as in the opinion of such director or officer may be necessary, desirable or useful for the purpose of giving effect to these resolutions, the Arrangement Agreement and the completion of the Plan of Arrangement in accordance with the terms of the Arrangement Agreement, including:

(a)	all actions required to be taken by or on behalf of BMG, and all necessary filings and obtaining the necessary approvals, consents and acceptances of appropriate regulatory authorities; and

B-1

(b)	the signing of the certificates, consents and other documents or declarations required under the Arrangement Agreement or otherwise to be entered into by BMG;

such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-2

SCHEDULE C

PLAN OF ARRANGEMENT
UNDER SECTION 288 OF THE
BUSINESS CORPORATIONS ACT (BRITISH COLUMBIA)

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“Arrangement” means the arrangement proposed pursuant to Division 5 of Part 9 of the BCBCA with respect to, inter alia, BMG, the BMG Securityholders, and GSV as set out in this Plan of Arrangement;

(b)	“Arrangement Agreement” means the Arrangement Agreement dated April 11, 2017 between BMG and GSV;

(c)

“Arrangement Resolution” means the special resolution of the BMG Securityholders approving this Plan of Arrangement by an affirmative vote of at least the following majorities (by tabulating the vote in each of the following three manners): (i) 66⅔% of the votes cast on the Arrangement Resolution by BMG Shareholders present in person or represented by proxy at the BMG Meeting, with each BMG Share entitling the BMG Shareholder to one vote; (ii) 66⅔% of the votes cast on the Arrangement Resolution by BMG Securityholders (voting together as a single class, with each BMG Share entitling the BMG Shareholder to one vote, each BMG Option entitling the BMG Optionholder to one vote for each BMG Share issuable upon exercise thereof, and each BMG Warrant entitling the BMG Warrantholder to one vote for each BMG Share issuable upon exercise thereof) present in person or represented by proxy at the BMG Meeting; and (iii) a simple majority of the votes cast on the Arrangement Resolution by BMG Shareholders present in person or represented by proxy at the BMG Meeting (excluding BMG Securities held by certain “related parties” and “interested parties” (as such terms are defined in MI 61- 101) in accordance with the requirements of MI 61-101), which is to be considered at the BMG Meeting and is to be substantially in the form and content of Schedule B to the Arrangement Agreement;

(d)	“BCBCA” means the Business Corporations Act (British Columbia);

(e)	“BMG” means Battle Mountain Gold Inc., a British Columbia company;

(f)

“BMG Circular” means the notice of the BMG Meeting and accompanying management information circular, including all schedules, appendices and exhibits thereto, to be sent to BMG Securityholders in connection with the BMG Meeting, as amended, supplemented or otherwise modified from time to time;

(g)	“BMG Employee Option” means a BMG Option subject to section 7 of the Tax Act;

(h)	“BMG Employee Optionholder” means a holder of one or more BMG Employee Options;

(i)

“BMG Meeting” means the special meeting of BMG Securityholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(j)	“BMG Option” means an option to acquire one or more BMG Shares granted pursuant to the BMG Stock Option Plan;

(k)	“BMG Optionholder” means a holder of one or more BMG Options;

(l)	“BMG Security” means a BMG Share, a BMG Option or a BMG Warrant;

(m)	“BMG Securityholder” means a holder of one or more BMG Securities;

(n)	“BMG Share” means a common share in the authorized share structure of BMG;

(o)	“BMG Shareholder” means a holder of one or more BMG Shares;

(p)

“BMG Shareholder Rights Plan” means the shareholder rights plan adopted by BMG pursuant to a shareholder rights plan agreement dated March 5, 2008 between BMG and Computershare Trust Company of Canada, as successor to Pacific Corporate Trust Company;

(q)	“BMG Stock Option Plan” means the BMG stock option plan dated April 9, 2008, as amended on March 1, 2011;

(r)	“BMG Warrantholder” means a holder of one or more BMG Warrants;

(s)	“BMG Warrant” means a warrant to acquire one (1) BMG Share;

(t)	“Business Day” means any day other than a Saturday, Sunday, or day on which the principal chartered banks located in Vancouver, British Columbia, are not open for business during normal banking hours;

(u)	“Consideration” means the consideration payable by GSV pursuant to Section 3.1 of this Plan of Arrangement to a person who is, immediately before the Effective Time, a BMG Securityholder;

(v)	“Court” means the Supreme Court of British Columbia;

(w)	“Depositary” means Computershare Investor Services Inc., in its capacity as depositary for the Arrangement;

(x)

“Dissenter” means a registered BMG Shareholder who validly exercises the Dissent Right, follows the Dissent Procedures and is ultimately entitled to be paid the fair market value of the underlying BMG Share;

(y)

“Dissent Procedures” means the procedures set out in Section 5.2 of this Plan of Arrangement, required to be followed by each registered BMG Shareholder in order to validly exercise the BMG Shareholder’s Dissent Right;

(z)	“Dissent Right” has the meaning ascribed thereto in Section 5.1 of this Plan of Arrangement;

(aa)	“Dissent Share” means a BMG Share in respect of which a Dissenter has exercised a Dissent Right in strict accordance with Article 5 of this Plan of Arrangement;

(bb)	“Effective Date” means the day on which the Arrangement is effective under the BCBCA;

(cc)	“Effective Time” means the commencement of the Effective Date;

(dd)	“Exchange Ratio” means 0.2187;

(ee)	“GSV” means Gold Standard Ventures Corp., a British Columbia company;

(ff)	“GSV Share” means a common share in the authorized share structure of GSV;

(gg)

“June Options” means all BMG Options granted on June 18, 2016 with an exercise price of $0.60, other than the 200,000 BMG Options granted on that date to Messrs. Campbell, Coleman, Ruiz, and Hendrickson;

(hh)

“Letter of Transmittal” means the Letter of Transmittal enclosed with the BMG Circular sent in connection with the BMG Meeting pursuant to which, among other things, registered BMG Shareholders are required to deliver certificates representing BMG Shares in order to receive the Consideration to which they are entitled;

(ii)	“Parties” means GSV and BMG, and “Party” means either one of them;

(jj)	“Plan of Arrangement” means this Plan of Arrangement;

(kk)	“Replacement Option” means an option to acquire one (1) GSV Share;

(ll)	“Share Exchange Ratio” means 0.1891; and

(mm)	“Tax Act” means the Income Tax Act (Canada).

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Governing Law

This Plan of Arrangement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of British Columbia and the laws of Canada applicable therein.

1.8	Time

Time shall be of the essence in every matter or action contemplated hereunder.

ARTICLE 2
ARRANGEMENT AGREEMENT AND EFFECT OF ARRANGEMENT

2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Arrangement Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein, unless otherwise indicated.

2.2	Effect of Plan of Arrangement

This Plan of Arrangement will, effective at the Effective Time, become effective and be binding on GSV, BMG, and the BMG Securityholders, without any further act or formality required on the part of any person except as expressly provided herein. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the provisions of the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

ARTICLE 3
ARRANGEMENT

3.1	Arrangement

Commencing at the Effective Time the following transactions will occur and be deemed to occur in the following sequence without further act or formality:

(a)	the BMG Shareholder Rights Plan shall be terminated and all rights issued thereunder shall be extinguished;

(b)

each Dissenter shall dispose of all of the Dissent Shares held by the Dissenter to GSV and in consideration therefor, GSV shall issue to the Dissenter a debt-claim to be paid by GSV the aggregate fair market value of those Dissent Shares, and in respect thereof:

(i)	the Dissenter shall cease to hold the Dissent Shares and the name of the Dissenter shall be removed from the central securities register of BMG; and

(ii)	GSV shall become the registered holder of the Dissent Shares and the name of GSV shall be entered in the central securities register of BMG;

(c)	all June Options which have not been cancelled, exercised or otherwise terminated prior to the Effective Time shall be terminated and cancelled without any payment or consideration in respect thereof;

(d)

each BMG Employee Optionholder shall dispose of each outstanding BMG Employee Option (other than a June Option) held by the BMG Employee Optionholder to GSV, and in sole consideration therefor, GSV shall issue to the BMG Employee Optionholder a number of Replacement Options having the same terms as the BMG Employee Option disposed of equal to the product obtained by multiplying:

(i)	the number of BMG Shares issuable on the exercise of the BMG Employee Option immediately prior to the Effective Time by

(ii)	the Exchange Ratio,

and having an exercise price, rounded up to the nearest whole cent, equal to the quotient obtained by dividing:

(i)	the exercise price per BMG Share issuable on the exercise of the BMG Employee Option immediately prior to the Effective Time by

(iv)	the Exchange Ratio,

except that the aggregate number of Replacement Options having a common exercise date and price which are issuable hereunder to a BMG Employee Optionholder shall be rounded down to the nearest whole number;

(e)

each outstanding BMG Option, other than a BMG Employee Option and a June Option, held by a BMG Optionholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for BMG Shares, be exercisable for the number of GSV Shares equal to the product obtained by multiplying:

(i)	the number of BMG Shares issuable on the exercise of the BMG Option immediately prior to the Effective Time by

(ii)	the Exchange Ratio,

and shall have an exercise price per GSV Share, rounded up to the nearest whole cent, equal to the quotient obtained by dividing:

(iii)	the exercise price per BMG Share issuable on the exercise of the BMG Option immediately prior to the Effective Time by

(iv)	the Exchange Ratio,

except that the aggregate number of GSV Shares issuable to a BMG Optionholder on the exercise of a BMG Option shall be rounded down to the nearest whole number;

(f)

each outstanding BMG Warrant held by a BMG Warrantholder shall remain outstanding in accordance with its terms and shall, in lieu of being exercisable for one (1) BMG Share, be exercisable for the number of GSV Shares equal to the Exchange Ratio and shall have an exercise price equal to the exercise price of the BMG Warrant immediately prior to the Effective Time, except that the aggregate number of GSV Shares issuable to a BMG Warrantholder on the exercise of BMG Warrants having a common exercise date and price shall be rounded down to the nearest whole number; and

(g)	each BMG Shareholder, other than GSV (and other than a Dissenter), shall

(i)	dispose of 8/59 of each BMG Share held by the BMG Shareholder to GSV, and in sole consideration for such fraction of each BMG Share, GSV shall pay to the BMG Shareholder $0.08, and

(ii)

dispose of 51/59 of each BMG Share held by the BMG Shareholder to GSV, and in sole consideration for such fraction of each BMG Share, GSV shall issue to the BMG Shareholder, for an aggregate issue price equal to the fair market value thereof, that number of fully-paid GSV Shares equal to the Share Exchange Ratio, except that the aggregate number of GSV Shares issuable to a BMG Shareholder on the exchange of BMG Shares shall be rounded down to the nearest whole number, and in respect thereof:

(iii)	the BMG Shareholder shall cease to hold the BMG Shares and the name of the BMG Shareholder shall be removed from the securities register of BMG;

(iv)	the BMG Shareholder shall become the legal and beneficial owner of the GSV Shares and the name of the BMG Shareholder shall be entered in the securities register of GSV; and

(v)	an amount equal to the issue price of the GSV Shares so issued shall be added to the capital of the GSV Shares.

3.2	Extinction of Rights

Any instrument or certificate which immediately prior to the Effective Time represented outstanding BMG Shares that were exchanged pursuant to Section 3.1 or an affidavit of loss and bond or other indemnity pursuant to Section 4.2, shall, on or prior to the sixth (6th) anniversary of the Effective Date, cease to represent a claim or interest of any kind or nature against GSV. On such date, the aggregate GSV Shares to which the former BMG Shareholder referred to in the preceding sentence was ultimately entitled shall be deemed to have been surrendered for no consideration to GSV, and shall be returned to GSV by the Depositary. Neither GSV nor the Depositary shall be liable to any person in respect of any amount for BMG Shares delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

3.3	Withholding

BMG, GSV or the Depositary, as applicable, shall be entitled to deduct and withhold from any payment, issue, transfer or distribution of Consideration pursuant to this Plan of Arrangement such amounts as BMG, GSV or the Depositary may be required to deduct or withhold pursuant to the Tax Act or any other applicable law, and any amount so deducted and withheld will be deemed for all purposes of this Plan of Arrangement to be paid, issued, transferred or distributed to the person entitled thereto under this Plan of Arrangement.

3.4	Post-Effective Date Procedures

(a)

Following receipt of the Final Order and prior to the Effective Date, GSV shall deliver or arrange to be delivered to the Depositary the certificates representing the GSV Shares required to be issued to the BMG Shareholders in accordance with Section 3.1 hereof, which certificates shall be held by the Depositary as agent and nominee for such former BMG Shareholders for distribution to such former BMG Shareholders in accordance with the provisions of Article 4 hereof.

(b)

Subject to the provisions of Article 4 hereof, and upon return of a properly completed Letter of Transmittal by registered former BMG Shareholders together with certificates, if any, which, immediately prior to the Effective Date, represented BMG Shares and such other documents as the Depositary may require, former BMG Shareholders shall be entitled to receive delivery of certificates representing the GSV Shares and cheques or wire transfers representing the cash to which they are entitled pursuant to Section 3.1.

3.5	Deemed Fully Paid and Non-Assessable Shares

All GSV Shares issued pursuant hereto shall be deemed to be validly issued and outstanding as fully paid and non-assessable shares for all purposes of the BCBCA.

ARTICLE 4
CERTIFICATES

4.1	Payment of Consideration

(a)

Subject to surrender to the Depositary for cancellation of a certificate which immediately prior to the Effective Time represented outstanding BMG Shares together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, following the Effective Time the holder of such surrendered certificate shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, the Consideration which such holder has the right to receive under this Plan of Arrangement, less any amounts withheld pursuant to Section 3.3, and any certificate so surrendered shall forthwith be cancelled.

(b)

Until surrendered as contemplated by Section 4.1(a), each certificate that immediately prior to the Effective Time represented BMG Shares shall be deemed after the Effective Time to represent only the right to receive, upon such surrender, the Consideration to which the holder thereof is entitled in lieu of such certificate as contemplated by Section 3.1 and this Section 4.1, less any amounts withheld pursuant to Section 3.3. Any such certificate formerly representing BMG Shares not duly surrendered on or before the sixth anniversary of the Effective Date shall:

(i)	cease to represent a claim by, or interest of, any former holder of BMG Shares of any kind or nature against or in BMG or GSV (or any successor to any of the foregoing); and

(ii)	be deemed to have been surrendered to GSV and shall be cancelled.

(c)

No holder of BMG Securities shall be entitled to receive any consideration with respect to such BMG Securities other than the Consideration to which such holder is entitled in accordance with Section 3.1 and this Section 4.1 and, for greater certainty, no such holder will be entitled to receive any interest, dividends, premium or other payment in connection therewith.

4.2	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding BMG Shares that are ultimately entitled to Consideration pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon the making of an affidavit or statutory declaration of that fact by the person claiming such certificate to be lost, stolen or destroyed and who was listed immediately prior to the Effective Time as the registered holder thereof on the securities registers maintained by or on behalf of BMG, the Depositary will deliver in exchange for such lost, stolen or destroyed certificate, a certificate and cheque representing the Consideration that such holder is entitled to receive in exchange for such lost, stolen or destroyed certificate, provided the holder to whom the Consideration is to be delivered shall, as a condition precedent to the delivery, give a bond satisfactory to GSV and the Depositary (acting reasonably) in such sum as GSV and the Depositary may direct, or otherwise indemnify GSV and the Depositary in a manner satisfactory to GSV and the Depositary, acting reasonably, against any claim that may be made against GSV or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed.

4.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or paid after the Effective Time with respect to GSV Shares shall be delivered to the holder of any certificate formerly representing BMG Shares unless and until the holder of such certificate shall have complied with the provisions of Section 4.1. Subject to applicable law and to Section 4.1 at the time of such compliance, there shall, in addition to the delivery of the Consideration to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of any dividend or other distribution declared or made after the Effective Time with respect to the GSV Shares to which such holder is entitled in respect of such holder’s Consideration.

ARTICLE 5
DISSENT RIGHTS

5.1	Dissent Rights

Subject to section 246 of the BCBCA and the terms, conditions, and restrictions set out in this Article 5, there is hereby granted to each registered BMG Shareholder the right (the “Dissent Right”):

(a)	to dissent from the Arrangement Resolution; and

(b)

on the valid exercise of the Dissent Right in accordance with the Dissent Procedures, to be paid the fair market value of the registered BMG Shareholder’s BMG Shares by GSV, such value to be determined at the close of business on the last Business Day before the day of the BMG Meeting.

5.2	Dissent Procedures

A registered BMG Shareholder who wishes to exercise the registered BMG Shareholder’s Dissent Right must:

(a)	do so in respect of all BMG Shares registered in the name of the registered BMG Shareholder;

(b)	comply with sections 242 and 244 of the BCBCA, as modified below; and

(c)

deliver a written notice of dissent to BMG, c/o Dentons Canada LLP, at 20th Floor, 250 Howe Street, Vancouver, British Columbia, V6C 3R8, at least two Business Days before the day of the BMG Meeting or any adjournment thereof.

(the “Dissent Procedures”).

5.3	Failure to Comply with Dissent Procedures

Each registered BMG Shareholder who fails to exercise the registered BMG Shareholder’s Dissent Right strictly in accordance with the Dissent Procedures will be deemed for all purposes to have:

(a)	failed to exercise the Dissent Right validly, and consequently to have waived the Dissent Right; and

(b)	thereby ceased to be entitled to be paid the fair market value of the registered BMG Shareholder’s BMG Shares.

5.4	Waiver of Dissent Right

Each registered BMG Shareholder who waives or is deemed to waive the registered BMG Shareholder’s Dissent Right, or is otherwise for any reason ultimately not entitled to be paid the fair market value of the

BMG Shares registered in the name of the registered BMG Shareholder by GSV pursuant to the Dissent Right, shall be deemed to have participated in the Arrangement.

ARTICLE 6
AMENDMENTS AND TERMINATION

6.1	Amendments to the Plan of Arrangement

The Parties may amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement is:

(a)	agreed in writing by each of the Parties;

(b)	filed with the Court;

(c)	communicated to the BMG Securityholders, if and as required by the Court; and

(d)

approved by the BMG Securityholders, if and as required by the Court, unless the amendment, modification or supplement: (i) follows the BMG Meeting; (ii) only concerns a matter, in the opinion of the Parties, acting reasonably, of an administrative nature required to better implement this Plan of Arrangement; (iii) is not adverse to the financial or economic interests of the BMG Securityholders entitled to receive the Consideration under Section 3.1 of this Plan of Arrangement; and (iv) does not adversely affect the rights of any Dissenters; in which case it need not be approved by the BMG Securityholders.

6.2	Withdrawal of Plan of Arrangement

This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Arrangement Agreement.

6.3	Effect of Termination

Upon the termination of this Plan of Arrangement pursuant to Section 8.2 of the Arrangement Agreement, no Party shall have any liability or further obligation to any other party hereunder other than as set out in the Arrangement Agreement.

ARTICLE 7
FURTHER ASSURANCES

7.1	Further Assurances

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur at the Effective Time in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order further to document or evidence any of the transactions or events set out herein.

7.2	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over any and all rights related to BMG Securities issued prior to the Effective Time;

(b)	the rights and obligations of the holders of BMG Securities and any trustee and transfer agent therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of actions, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to BMG Securities shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

SCHEDULE D

The Fairness Opinions

See attached.

D-1

EVANS& EVANS,INC.
1075 WEST GEORGIA STREET
SUITE 1330
VANCOUVER, BRITISH COLUMBIA
CANADA, V6E 3C9

Tel: (604) 408-2222
www.evansevans.com

April 11, 2017

BATTLE MOUNTAIN GOLD INC.
300-1055 Hastings St W
Vancouver, British Columbia V6E 2E9

Attention: Special Committee of the Board of Directors

Dear Sir:

Subject: Fairness Opinion

1.0	Introduction

1.01

Evans & Evans, Inc. (“Evans & Evans” or the “authors of the Opinion”) understands that Battle Mountain Gold Inc. (“Battle Mountain” or “BMGI”) of Vancouver, British Columbia is contemplating entering into an agreement with Gold Standard Ventures Corp. (“Gold Standard” or “GSV” and together with BMGI the “Companies”) of Vancouver, British Columbia with regards to a potential share exchange (the “Proposed Transaction”). Under the terms of the Proposed Transaction as outlined in section 1.02 below, Battle Mountain shareholders will exchange their shares in BMGI for a combination of cash and shares in Gold Standard.

Evans & Evans has been requested by the Independent Committee (the “Committee’) of the Board of Directors of BMGI (the “Board”) to prepare the Fairness Opinion (the “Opinion”) to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial standpoint, to the BMGI shareholders, excluding GSV, (the “Disinterested Shareholders”).

BMGI is a reporting issuer whose shares are listed for trading on the TSX Venture Exchange (the “Exchange”) under the symbol “BMG”. Gold Standard is a reporting issuer whose shares are listed for trading on the Exchange under the symbol “GSV”.

1.02	Evans & Evans reviewed the draft Plan of Arrangement and Arrangement Agreement between GSV and Battle Mountain. The key terms of the Proposed Transaction are summarized below:

1.	GSV will acquire all of the issued and outstanding shares of Battle Mountain by way of a Plan of Arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

2.

The Proposed Transaction will be a share exchange that provides Battle Mountain with consideration equaling $0.59 per share (the “Consideration”). The Consideration will consist of $0.08 in cash per share plus 0.1891 common shares of GSV for each Battle Mountain Share (the “Exchange Ratio”).

3.

Certain Battle Mountain options held by Battle Mountain employees will be exchanged for options to acquire common shares of Gold Standard and the remaining Battle Mountain options and warrants to acquire common shares of Battle Mountain will become exercisable for common shares of Gold Standard, all in accordance with the terms of the Arrangement.

4.

Upon entering into the Arrangement Agreement, Gold Standard will loan to Battle Mountain $1,550,000 to fund a payment on the Lewis Gold Project. The loan will be unsecured, will mature on August 10, 2017 and will bear interest at 5%.

5.	The draft Arrangement Agreement includes a termination fee of $1,250,000 payable by BMGI to Gold Standard under certain situations if the Proposed Transaction does not move forward.

6.

The Arrangement Agreement includes customary provisions, including no solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions, as well as representations, covenants and conditions which are customary for a transaction of this nature.

7.	In conjunction with the completion of the Proposed Transaction, certain directors and officers of Battle Mountain will receive retention bonuses totaling $375,000.

8.	The Company will incur severance / termination costs of approximately US$220,000 at the closing of the Proposed Transaction.

GSV owns 16,607,620 shares of BMGI representing approximately 27.58% of BMG’s issued and outstanding shares.

Certain directors and officers of Battle Mountain have agreed to enter into voting agreements with GSV to support the Proposed Transaction.

1.03

The Committee retained Evans & Evans to act as an independent advisor to Battle Mountain and to prepare and deliver the Opinion to the Committee to provide an independent opinion as to the fairness of the Proposed Transaction, from a financial point of view, to the Disinterested Shareholders as at April 11, 2017 (the “Date of Review”).

1.04

Battle Mountain was incorporated under the laws of the Province of British Columbia, Canada on April 2, 2012, and its principal business activity is the exploration of mineral properties. On May 14, 2014, Battle Mountain and its securityholders completed a share exchange agreement with Madison Minerals Inc. (“Madison”), a public company listed on

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

the Exchange pursuant to which the Battle Mountain securityholders transferred all of their common shares of BMGI in exchange for common shares of Madison on a 1:1 ratio.

Battle Mountain’s current exploration focus is the Lewis Gold Project (the “Lewis Project”) in the Battle Mountain District of Nevada. BMGI acquired its interest in the Lewis Project by way of an option agreement dated March 13, 2013, amended October 23, 2013, March 10, 2014 and March 23, 2015, with Nevada Royalty Corporation (“NRC”). The option agreement (the “Lewis Option”) provided Battle Mountain with an exclusive option to acquire NRC’s 40% right, title and interest in a joint venture (the “Lewis JV”) which holds the mining claims which comprise the Lewis Project. Battle Mountain completed the exercise of the Lewis Option on April 11, 2017 by making a cash payment of $1.55 million to NRC. As at the date of the Opinion, Battle Mountain, through its subsidiaries, holds a 100% interest in the Lewis JV.

Lewis Project

The Lewis Project is an exploration-stage property consisting of approximately 2,225 hectares in Lander County, Nevada, within the Battle Mountain Trend, which hosts a series of gold mines. The main exploration targets are high-grade, structurally controlled veins/faults and lower-grade, disseminated skarns and replacements associated with northerly-trending structures and tertiary intrusions.

The Lewis Project is located directly contiguous with the Fortitude - Phoenix mine placed into production by Newmont Mining Corporation in late 2006. The northern portion of the open-pit abuts the Lewis Project.

Battle Mountain commenced exploration on the Lewis Project in June of 2014 and in 2016 / 2017 completed a 2,047 m (five holes) of a 5600 m (10 hole) program. The balance of the exploration program is planned for the second half of 2017. To-date more than eight mineralized zones are recognized on the Lewis Project.

1.05	As noted above, GSV holds approximately 27.58% of the issued and outstanding shares of Battle Mountain. The BMGI shares held by GSV were acquired in a series of transaction in 2016.

On May 6, 2016, GSV acquired 10,481,435 units of BMGI at a price of $0.35 per unit for a total subscription price of $3,668,502. Each unit consisted of one common share of BMGI and one-half of one common share purchase warrant. The share purchase warrants entitled GSV to purchase up to an additional 5,240,717 common shares of Battle Mountain for a period of two years at a price of $0.37 per share. On closing of the initial purchase the GSV owned 19.99% of the outstanding common shares of Battle Mountain prior to exercise of warrants.

In June 2016 and amended in August 2016, GSV entered into an agreement with Battle Mountain and the current royalty owner (the “Royalty Owner”) of the Lewis Project to reduce the royalty rate on gold and silver production of the Lewis Project from 5% to 3.5%.

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

In exchange, GSV agreed to pay US$1.85 million in a combination of cash and shares on behalf of BMGI to the Royalty Owner. In August 2016, GSV paid $1,197,598 (US$925,000) in cash and issued 532,864 common shares of the GSV with a total fair value of $1,678,522 (collectively “the Advance”) to the Royalty Owner. In addition, GSV and BMGI have the right to further reduce the royalty rate on gold and silver from 3.5% to 2.5% for an additional payment of US$2.15 million by August 2018, with an option to extend to August 2019 upon an additional payment of US$250,000. In August 2016, GSV exercised 5,240,717 warrants for 5,240,717 common shares of BMGI for a total of $1,939,065 using a portion of the Advance. In addition, BMGI issued 885,468 common shares valued at $752,649 to settle the remaining balance of the Advance.

1.06

Gold Standard was incorporated on February 6, 2004 under the Business Corporations Act (British Columbia). In addition to trading on the Exchange, Gold Standard’s shares are listed for trading on the NYSE MKT under the symbol “GSV”. GSV is focused exclusively on its Railroad-Pinion gold project in Nevada (the “Railroad-Pinion Project”).

Railroad-Pinion Project

The Railroad-Pinion Project is located along the Piñon mountain range approximately 15 miles (24 km) south southeast of Carlin, Nevada, in the Railroad Mining District. The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont’s Rain mining district. Characterized by fragmented land ownership, GSV has focused on consolidating the Railroad District under its common ownership and/or control since 2010.

The Railroad-Pinion Project comprises two significant gold target areas. Historic work and exploration conducted by GSV since 2010 has identified several significant zones of gold and base metal mineralization within the Railroad Project portion of the Railroad-Pinion Project. In early 2014, Gold Standard increased its ownership of the Pinion Project, which is located immediately south of, and is contiguous with, the Railroad Project and is host to the Pinion and Dark Star Deposits as well as the Dixie Creek and other exploration prospects.

The Railroad-Pinion Project consists of a land position totaling approximately 52,731 gross acres (21,339 hectares) and 49,760 net acres (20,137 net hectares) of land in Elko County, Nevada. As of March 30, 2017, Gold Standard owns or has an option on the ownership of approximately 29,103 gross acres (11,777 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project.

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

Since 2010, GSV has carried out an on-going, exploration program at the Railroad-Pinion Project which has confirmed and expanded previously identified zones of mineralization and resulted in the discovery of several new zones and styles of mineralization. In total, 299 reverse circulation (“RC”) and diamond core drillholes totaling 122,074.3 metres (400,506.3 feet) have been completed by GSV since 2010 at the Railroad–Pinion Project. In addition, GSV has collected over 10,000 geochemical samples and geophysical surveys have cumulatively covered much of the project area.

To date, three National Instrument 43-101 (“NI 43-101”) mineral resource estimates have been completed on the Pinion deposits.

1.07	Unless otherwise note, all dollar amounts referenced herein are Canadian dollars.

2.0	Engagement of Evans & Evans, Inc.

2.01

Evans & Evans was formally engaged by the Committee pursuant to an engagement letter with BMGI dated April 4, 2017 (the “Engagement Letter”). The Engagement Letter provides the terms upon which Evans & Evans has agreed to provide the Opinion to the Committee.

The terms of the Engagement Letter provide that Evans & Evans is to be paid a flat professional fee for its services. In addition, Evans & Evans is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by BMGI in certain circumstances. The fee established for the Opinion has not been contingent upon the opinions presented or the success of the Proposed Transaction.

3.0	Scope of Review

3.01	In connection with preparing the Opinion, Evans & Evans has reviewed and relied upon, or carried out, among other things, the following:

  Reviewed the proposal from GSV to Battle Mountain outlining the terms of the transaction dated March 27, 2017.

  Reviewed the draft Plan of Arrangement and Arrangement Agreement.

  Reviewed the Due Diligence Review of Gold Standard Ventures Corp. prepared for Battle Mountain by Dentons Canada LLP and dated April 6, 2017.

  Reviewed the draft Convertible Loan Agreement between GSV and Battle Mountain.

  Reviewed the draft Voting Agreement between GSV and certain shareholders of Battle Mountain respecting the Proposed Transaction.

  Reviewed Battle Mountain’s website www.battlemtngold.com and the investor presentation dated February 20, 2017.

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

  Reviewed Battle Mountain’s management-prepared financial statements for the three months ended January 31, 2017.

  Reviewed the management-prepared monthly cash flow budget for Battle Mountain for the period January 2017 to December 2017.

  Reviewed the Third letter of Amendment between NRC and Battle Mountain’s subsidiary, Battle Mountain Gold (USA) Inc.

  Reviewed Battle Mountain’s financial statements for the years ended October 31, 2012 to 2016 as audited by Davidson & Company LLP of Vancouver, British Columbia.

  Reviewed Battle Mountain’s Management Discussion and analysis report for the three months ended January 31, 2017 and the years ended October 31, 2015 and 2016.

  Reviewed Gold Standard’s website www.goldstandardv.com Also reviewed Gold Standard’s corporate presentation dated April 2017.

  Reviewed Gold Standard’s financial statements for the years ended December 31, 2012 to 2016 as audited by Davidson & Company LLP.

  Reviewed Gold Standard’s Management Discussion and analysis reports for the years ended December 31, 2015 and 2016.

  Reviewed Gold Standard’s Annual Information Form for the year ended December 31, 2016.

  Reviewed the technical report prepared for GSV dated April 17, 2015 establishing the maiden resource estimate for the Dark Star Deposit titled “Technical Report Maiden Resource Estimate Dark Star Deposit Elko County, Nevada USA” prepared in accordance with NI 43-101 by Michael B. Dufresne, M.Sc., P. Geol., P. Geo., Steven J. Nicholls, BA. Sc., MAIG, and Andrew J. Turner, BSc., P. Geol, of APEX.

  Reviewed the technical report prepared for GSV dated effective March 17, 2017 on the Railroad-Pinion Project titled “Technical Report on the Railroad-Pinion Project Elko County, Nevada USA” prepared in accordance with NI 43-101 by Michael B. Dufresne, M.Sc., P. Geol., P. Geo. of APEX, Mac R. Jackson, M.Sc., QP, CPG #11661, GSV’s Vice-President, Exploration and Steven R. Koehler, B.Sc., QP, CPG#10216, GSV's Manager of Projects.

  Reviewed the Companies’ press releases for the 18 months preceding the date of the Opinion.

  Reviewed the trading price and trading volume of the Companies’ shares on the Exchange for the period June 27, 2016 to April 11, 2017.

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

  As can be seen from the chart below, Gold Standard’s daily trading volumes on the Exchange have been significantly higher than those of Battle Mountain.

Trading Volume

  Reviewed stock market trading, financial and resource data on the following precious metals companies whose shares trade on North American stock exchanges with gold interests in North America: Levon Resources Ltd., Candelaria Mining Corp., Geologix Explorations Inc., Pinecrest Resources Ltd., Riverside Resources Inc., Bravada Gold Corporation, Coral Gold Resources Ltd., Nevada Sunrise Gold Corporation, Nulegacy Gold Corporation, ML Gold Corp., Gunpoint Exploration Ltd., Renaissance Gold Inc., Victoria Gold Corp., and West Kirkland Mining Inc.

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

  Reviewed data on recent mergers and acquisitions in the gold sector. 2016 saw an increase in financings by gold companies as global economic uncertainty increased causing a rise in the price of gold.

  Reviewed information on the gold market from such sources as: Reuters Inc.; Financial Post; The Globe and Mail; World Gold Council; Canadian Mining News, InfoMine, U.S. Geological Survey, Scotiabank, Mining Weekly, www.mining.com, International Monetary Fund, Bloomberg, Metal Miner, Wall Street Journal, Minerals UK, SBI Energy, Reuters, Metals Economics Group, Engineering & Mining Journal, and the World Gold Council. An summary of Evans & Evans review of the gold market is provided below.

  According to data from Natural Resources Canada, precious-metals expenditures dropped from a high of $2.3 billion in 2011 to $776 million in 2015, and were expected to fall to $643 million in 20161.

  According to SNL Metals and Mining (“SNL”) report on Corporate Exploration Strategies in 2016, 2017, the firm does not expect significant shifts in budget share by stage as spending by junior exploration companies continues to decline and larger companies increase budgets only slightly. SNL reported that 2016 exploration budgets at the 1,580 companies covered by their study totaled US$6.9 billion, the lowest in 11 years. SNL reported the average 2016 exploration budget was US$4.4 million, the lowest since 2009, and the median budget was US$800,000, the smallest in more than a decade.

  The price of gold can fluctuate widely, especially in recent years, and is affected by numerous factors beyond the Companies' control such as the sale or purchase of

____________________
1 Canadian Mineral Exploration - Information Bulletin, March 2016

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

  gold by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

  Gold prices rebounded in 2016, after four years of being in a downward trend. There was a 31% increase between gold’s 2015 low and its 2016 high, however, the gold prices declined in the second half of 2016. As can be seen from the following charts, the price of gold has treading upwards in 2017. Spot Gold prices climbed to US$1,263.90/oz on February 27, 2017. To-date in 2017 gold prices have trended upwards despite high equity prices, a rallying dollar and generally bullish market confidence.

  The price of gold is highly sensitive to rising rates, which lift the opportunity cost of holding non-yielding assets while boosting the dollar. Higher gold prices combined with lower costs resulted in increased margins for gold producers. In

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

  addition, the market for capital improved and as a result, in November 2016, a Moody's report predicted that the higher average gold price in 2016 would drive an increase in capital spending in 2017. SNL Metals & Mining, in its recent Gold Mined Supply Report, also highlighted renewed interest in exploration in the latter part of 2016. The World Gold Council also noted that large scale discoveries of gold are becoming more rare.

  Analysts with CPM Group in New York forecast an ongoing increase in mine supply for at least the next two or three years, given the lag between putting projects into development and a change in the price of gold. Development efforts that were ongoing in 2011, when spot gold hit an all-time high of US$1,921/oz, are still impacting production today, because companies tend to keep moving forward on development to recoup the investment they’ve already made. However, the 28% price decline in 2013, when gold fell under US$1,200 for the first time in nearly three years is expected to impact production in 2019 and beyond given the scaling back of expenditures in both existing mines as well as new mines.

  Metals Focus noted that only four new mines, producing three or more tonnes of gold per year, came online in 2016, compared to 10 per annum during the period from 2010 to 2013.

  According to data from the World Gold Council, mined gold totaled 3,236 tonnes in 2016, virtually unchanged from 2015.

  Limitation and Qualification: Evans & Evans did not visit any of the Companies’ mineral resource properties. Evans & Evans has, therefore, relied on management’s disclosure with respect to the properties / operations of the Companies and the various technical reports outlined in section 2.0 above.

4.0	Prior Valuations

4.01

The Companies have represented to Evans & Evans that there have been no formal valuations or appraisals relating to the Companies or any affiliate or any of their respective material assets or liabilities made in the preceding three years which are in the possession or control of the Companies.

5.0	Conditions and Restrictions

5.01

The Opinion may not be issued to anyone, nor relied upon by any party beyond the Committee, the Board and the Exchange. The Opinion may be referenced and/or included in BMGI’s information circular and may be submitted to the Disinterested Shareholders and / or in a joint mailing to the Gold Standard shareholders. The Opinion may be submitted to the appropriate court bodies reviewing the Proposed Transaction.

5.02	The Opinion may not be issued to any international stock exchange and/or regulatory authority beyond the Exchange.

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

5.03

The Opinion may not be issued and/or used to support any type of value with any other third parties, legal authorities, stock exchanges, or other regulatory authorities, nor any Canadian or international tax authority. Such use is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above. Nor can it be used or relied upon by any of these parties or relied upon in any legal proceeding and/or court matter (other than relating to the approval of the Proposed Transaction).

5.04	Any use beyond that defined above is done so without the consent of Evans & Evans and readers are advised of such restricted use as set out above.

5.05

The Opinion should not be construed as a formal valuation or appraisal of Battle Mountain, Gold Standard or any of their securities or assets and our Opinion should not be construed as such. Evans & Evans, has, however, conducted such analyses as we considered necessary in the circumstances.

5.06

In preparing the Opinion, Evans & Evans has relied upon and assumed, without independent verification, the truthfulness, accuracy and completeness of the information and the financial data provided by the Companies. Evans & Evans has therefore relied upon all specific information as received and declines any responsibility should the results presented be affected by the lack of completeness or truthfulness of such information. Publicly available information deemed relevant for the purpose of the analyses contained in the Opinion has also been used.

The Opinion is based on: (i) our interpretation of the information which the Companies, as well as their representatives and advisers, have supplied to-date; (ii) our understanding of the terms of the Proposed Transaction; and (iii) the assumption that the Proposed Transaction will be consummated in accordance with the expected terms.

5.07

The Opinion is necessarily based on economic, market and other conditions as of the date hereof, and the written and oral information made available to us until the date of the Opinion. It is understood that subsequent developments may affect the conclusions of the Opinion, and that, in addition, Evans & Evans has no obligation to update, revise or reaffirm the Opinion.

5.08	Evans & Evans denies any responsibility, financial, legal or other, for any use and/or improper use of the Opinion however occasioned.

5.09

Evans & Evans is expressing no opinion as to the price at which any securities of Battle Mountain, Gold Standard or Gold Standard post-Proposed Transaction will trade on any stock exchange at any time.

5.10	No opinion is expressed by Evans & Evans as to whether any alternative transaction might have been more beneficial to the shareholders of Battle Mountain.

5.11	Evans & Evans reserves the right to review all information and calculations included or referred to in the Opinion and, if it considers it necessary, to revise part and/or its entire

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

Opinion and conclusion in light of any information which becomes known to Evans & Evans during or after the date of this Opinion.

5.12

In preparing the Opinion, Evans & Evans has relied upon a letter from management of BMGI confirming to Evans & Evans in writing that the information and management's representations made to Evans & Evans in preparing the Opinion are accurate, correct and complete, and that there are no material omissions of information that would affect the conclusions contained in the Opinion.

5.13

Evans & Evans has based its Opinion upon a variety of factors. Accordingly, Evans & Evans believes that its analyses must be considered as a whole. Selecting portions of its analyses or the factors considered by Evans & Evans, without considering all factors and analyses together, could create a misleading view of the process underlying the Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. Evans & Evans’ conclusions as to the fairness, from a financial point of view, to the Disinterested Shareholders of the Proposed Transaction were based on its review of the Proposed Transaction taken as a whole, in the context of all of the matters described under “Scope of Review”, rather than on any particular element of the Proposed Transaction or the Proposed Transaction outside the context of the matters described under “Scope of Review”. The Opinion should be read in its entirety.

5.14

Evans & Evans and all of its Principal’s, Partner’s, staff or associates’ total liability for any errors, omissions or negligent acts, whether they are in contract or in tort or in breach of fiduciary duty or otherwise, arising from any professional services performed or not performed by Evans & Evans, its Principal, Partner, any of its directors, officers, shareholders or employees, shall be limited to the fees charged and paid for the Opinion. No claim shall be brought against any of the above parties, in contract or in tort, more than two years after the date of the Opinion.

6.0	Assumptions

6.01	In preparing the Opinion, Evans & Evans has made certain assumptions as outlined below.

6.02

With the approval of BMGI and as provided for in the Engagement Letter, Evans & Evans has relied upon, and has assumed the completeness, accuracy and fair presentation of, all financial information, business plans, forecasts and other information, data, advice, opinions and representations obtained by it from public sources or provided by the Companies or their affiliates or any of their respective officers, directors, consultants, advisors or representatives (collectively, the “Information”). The Opinion is conditional upon such completeness, accuracy and fair presentation of the Information. In accordance with the terms of the Engagement Letter, but subject to the exercise of its professional judgment, and except as expressly described herein, Evans & Evans has not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

6.03

Senior officers of BMGI represented to Evans & Evans that, among other things: (i) the Information (other than financial forecasts, projections, estimates or budgets) provided orally by, an officer or employee of the Companies or in writing by the Companies (including, in each case, affiliates and their respective directors, officers, consultants, advisors and representatives) to Evans & Evans relating to the Companies, their affiliates or the Proposed Transaction, for the purposes of the Engagement Letter, including in particular preparing the Opinion was, at the date the Information was provided to Evans & Evans, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of the Companies, their affiliates or the Proposed Transaction and did not and does not omit to state a material fact in respect of the Companies, their affiliates or the Proposed Transaction that is necessary to make the Information not misleading in light of the circumstances under which the Information was made or provided; (ii) with respect to portions of the Information that constitute financial forecasts, projections, estimates or budgets, they have been fairly and reasonably presented and reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Companies or their associates and affiliates as to the matters covered thereby and such financial forecasts, projections, estimates and budgets reasonably represent the views of management of the financial prospects and forecasted performance of the Companies; and (iii) since the dates on which the Information was provided to Evans & Evans, except as disclosed in writing to Evans & Evans, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Companies or any of its affiliates and no material change has occurred in the Information or any part thereof which would have, or which would reasonably be expected to have, a material effect on the Opinion.

6.04

With respect to financial forecasts, projections, estimates or budgets provided to Evans & Evans and used in our analyses, the authors of the Opinion have noted that projecting future results of any entity is inherently subject to uncertainty. Evans & Evans has assumed, however, that such financial forecasts, projections, estimates and budgets were prepared using the assumptions identified therein, which in the reasonable belief of the Companies are (or were at the time and continue to be) reasonable in the circumstances and were reasonably prepared on bases reflecting the best currently available estimates and judgment of the Companies and are (or were at the time and continue to be) reasonable in the circumstances. Evans & Evans expresses no independent view as to the reasonableness of such financial forecasts, projections, estimates or budgets or the assumptions on which they are based.

6.05

In preparing the Opinion, we have made several assumptions, including that all final or executed versions of documents will conform in all material respects to the drafts provided to us, all of the conditions required to implement the Proposed Transaction will be met, all consents, permissions, exemptions or orders of relevant third parties or regulating authorities will be obtained without adverse condition or qualification, the procedures being followed to implement the Proposed Transaction are valid and effective and that the disclosure provided or (if applicable) incorporated by reference in any Information Circular

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

provided to shareholders with respect to BMGI, Gold Standard and the Proposed Transaction will be accurate in all material respects and will comply with the requirements of applicable law. Evans & Evans also made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Evans & Evans and any party involved in the Proposed Transaction. Although Evans & Evans believes that the assumptions used in preparing the Opinion are appropriate in the circumstances, some or all of these assumptions may nevertheless prove to be incorrect.

6.06

The Companies and all of their related parties and their principals had no contingent liabilities, unusual contractual arrangements, or substantial commitments, other than in the ordinary course of business, nor litigation pending or threatened, nor judgments rendered against, other than those disclosed by management and included in the Opinion that would affect the evaluation or comment.

6.07

As at January 31, 2017 and December 31, 2016 all assets and liabilities of BMGI and Gold Standard, respectively, have been recorded in their accounts and financial statements and follow International Financial Reporting Standards.

6.08	There were no material changes in the financial position of the Companies between the date of their financial statements and April 11, 2017 (i.e., the Date of Review) unless noted in the Opinion.

6.09

All warrants and options “in-the-money” based on the trading price of the Companies as at April 11, 2017 are assumed to be exercised at the close of the Proposed Transaction. Such an assumption was deemed appropriate by the authors of the Opinion in order to provide BMGI shareholders with a clear understanding of their potential shareholding in Gold Standard on a fully-diluted basis.

6.10	Representations made by the Companies as to the number of shares outstanding are accurate.

7.0	Fairness Considerations

7.01

In considering fairness, from a financial point of view, Evans & Evans considered the Proposed Transaction from the perspective of the Disinterested Shareholders as a whole and did not consider the specific circumstances of any particular shareholder, including with regard to income tax considerations.

7.02	In considering fairness of the Proposed Transaction, from a financial point of view, Evans & Evans considered the following.

a.

BMGI’s trading prices over the 10, 30, 90 and 180 trading days preceding the Date of Review. As at the Date of Review, BMGI’s share price had been declining from $0.50 per share to $0.355 per share, as outlined in the table below. Battle Mountain’s share

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

price has declined significantly since August / September of 2016 when the reduction of the royalty and the investment by GSV occurred.

Trading Price	April 11, 2017
	Minimum	Average	Maximum
10-Days Preceding	0.320	0.355	0.415
30-Days Preceding	0.290	0.334	0.415
90-Days Preceding	0.290	0.348	0.510
180-Days Preceding	0.290	0.500	0.920

In undertaking the share price analysis, the authors of the Opinion deemed it necessary to examine the trading history of BMGI to determine the actual ability of shareholders to realize the implied value of their shares (i.e., sell).

In reviewing the trading volumes of BMGI’s shares at the Date of Review it is apparent that trading volumes (and hence shareholder liquidity) have declined over the past 180 trading days. As can be seen from the table below in the 90 days preceding the Date of Review less than 10% of BMGI’s outstanding shares traded. While shares traded on 169 of 180 trading days preceding the Date of Review, less than 20% of Battle Mountain’s shares were traded, indicating that large numbers of shareholders’ actual ability to realize their shares’ current trading price is highly unlikely.

Trading Volume	April 11, 2017
	Minimum	Average	Maximum	Total	%
10-Days Preceding	0	14,166	63,200	141,656	0.2%
30-Days Preceding	0	27,581	145,500	827,422	1.4%
90-Days Preceding	0	48,409	587,059	4,356,802	7.2%
180-Days Preceding	0	60,798	587,059	10,943,640	18.2%

b.

Gold Standard’s trading prices over the 10, 30, 90 and 180 trading days preceding the Date of Review. As at the Date of Review, Gold Standard’s average share price had declined from a high of $3.20 (average 90-day price) to $2.82 as outlined in the table below.

Trading Price	April 11, 2017
	Minimum	Average	Maximum
10-Days Preceding	2.700	2.818	3.070
30-Days Preceding	2.700	3.175	3.650
90-Days Preceding	2.550	3.197	3.800
180-Days Preceding	1.870	3.134	3.800

Evans & Evans reviewed the trading volumes of Gold Standard shares in order to test the reasonableness of using the Gold Standard trading price as the proxy for the consideration for the Proposed Transaction. Over the 180 trading days preceding the

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

Date of Review trading volumes had fluctuated on the Exchange. As can be seen from the table below, 27.5% of Gold Standard’s outstanding shares traded over a 180 day trading period and average daily trading volumes were generally more than 200,000 shares per day. Under the terms of the Proposed Transaction, the Disinterested Shareholders will collectively receive approximately 12.8 million Gold Standard shares in exchange for their Battle Mountain shares. As can be seen from the following table, in the 30 days preceding the Date of Review, approximately 8.0 million shares traded in a 90-day period approximately 24.7 million Gold Standard shares traded on the Exchange. It would appear the Disinterested Shareholders will see increased liquidity post-Proposed Transaction.

Trading Volume	April 11, 2017
	Minimum	Average	Maximum	Total	%
10-Days Preceding	64,238	182,108	447,073	1,821,075	0.8%
30-Days Preceding	64,238	269,299	1,315,285	8,078,957	3.6%
90-Days Preceding	28,010	274,908	1,315,285	24,741,697	11.2%
180-Days Preceding	28,010	340,884	2,835,387	61,018,167	27.5%

c.

The premium implied by the Consideration to be received by the Battle Mountain Shareholders. As noted above, the Consideration consists of $0.08 in cash per share and 0.1891 GSV shares for each Battle Mountain share. As can be seen from the following table, the Consideration implied a premium in the range of 68% to 110% for the BMGI shares as at the Date of Review.

Cash and Share Consideration
C$				Cash	Implied Value	Premium to
As at the Date of Review	Battle Mountain	Gold Standard	Ratio	Consideration	Battle Mountain	Weighted Price
10 - Day Volume Weighted Price	$0.36	$2.79	0.1891	$0.08	$0.608	68.1%
30 - Day Volume Weighted Price	$0.33	$3.23	0.1891	$0.08	$0.691	108.9%
90 - Day Volume Weighted Price	$0.35	$3.30	0.1891	$0.08	$0.703	101.7%

d.

A review of the ability of the Battle Mountain shareholders to receive greater than the in the market. The Proposed Transaction placed a value on each BMGI $0.59, based on the five-day weighted average trading price of Gold Standard. Evans Evans conducted a review of BMGI’s trading price to determine how many shares BMGI had traded above the value implied by the Consideration. As can be seen the table below, in the 180 trading days preceding the Date of Review, 4.7 million shares of BMGI traded on days where the highest price $0.59 and no shares had traded at a price above $0.59 in the 90 days preceding Date of Review.

Implied Consideration	# of Days Closing Price	Shares Traded at	% of Shares
$0.590	Exceeded Implied Consideration	Implied Consideration or Higher	Outstanding
10-Days Preceding	0	0	0.0%
30-Days Preceding	0	0	0.0%
90-Days Preceding	0	0	0.0%
180-Days Preceding	71	4,714,494	7.8%

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

e.

A review of the financial position of the Companies as at the date of the Opinion. As at January 31, 2017, BMGI had approximately $0.04 in cash per share, prior to the payment to NRC, and Gold Standard had approximately $0.24 in cash per share (as of December 31, 2016). As noted above, Battle Mountain made a payment of $1.55 million to NRC on April 11, 2017. Under the terms of the Lewis Option, BMGI had the option to make that payment in shares, which would have increased dilution but left Battle Mountain with cash to undertake an exploration program. Given the market price as at the Date of Review the Battle Mountain shares would have been issued based on a deemed price of $0.30 which would have resulted in the issuance of 5.3 million shares to NRC, representing approximately 8.9% of the issued and outstanding shares of BMG. As at December 31, 2016, GSV had sufficient cash on hand to fund its aggressive 2017 exploration program, loan the funds to Battle Mountain to replenish the funds used to make the Lewis Option payment, and retain significant cash on its balance sheet. Accordingly, GSV has no short-term requirements to seek additional equity financing.

On a Per Share Basis
C$ - Most Recent Quarter[1]	Battle Mountainn	Gold Standard
Cash	$0.04	$0.24
Working Capital	$0.04	$0.24
Book Value	$0.18	$0.69

1Battle Mountainn (January 31, 2017), Gold Standard (December 31, 2016)

f.

A review of the value of the Companies as implied by recent equity financings. BMGI’s last financing was for gross proceeds of approximately $5.8 million in May of 2016 when BMGI issued units priced at $0.35 per unit. Battle Mountain’s average trading price over the 30 and 90 days preceding the Date of Review was $0.33 to $0.35 per share. The Consideration represents a premium of 69% to the last financing price, which is significantly above what the BMGI shareholders are receiving in the market.

Battle Mountain Gold Inc.
May 6, 2016
Units Issued	16,481,435
Price Per Unit	$0.35
Gross Proceeds	$5,768,502
Shares Outstanding Prior to Financing	36,189,096
Shares Outstanding Post Financing	52,670,531
% of Outstanding Shares Issued in Financing	31.29%
Implied Value of 100%	$18,430,000

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

Gold Standard completed two financings in 2016. In February of 2016, GSV raised gross proceeds of approximately $29.9 million at an implied valuation of $197.7 million. In October of 2016, GSV raised gross proceeds of approximately $38 million at an implied value of approximately $700 million, which was a significant increase in value. As at the Date of Review, GSV’s share price had declined from that of its October 2016 financing but remained at a significant premium to the February 2016 financing. As at the Date of Review, GSV’s average trading price in the 10-days preceding the Date of Review had declined to $2.82, a decline of approximately 11% from the October 2016 financing price.

Gold Standard Venture Corp.
February 1, 2016
Shares Issued	29,931,931
Price Per Share	$1.00
Gross Proceeds	$29,931,931
Shares Outstanding Prior to Financing	167,769,539
Shares Outstanding Post Financing	197,701,470
% of Outstanding Shares Issued in Financing	15.14%
Implied Value of 100%	$197,700,000

October 1, 2016
Shares Issued	12,036,436
Price Per Share	$3.17
Gross Proceeds	$38,155,502
Shares Outstanding Prior to Financing	209,480,299
Shares Outstanding Post Financing	221,516,735
% of Outstanding Shares Issued in Financing	5.43%
Implied Value of 100%	$702,210,000

g.

A review of the dollar value per ounce of gold equivalent[2] resources / reserves implied recent transactions involving the sale of gold and copper assets / companies. Evans & Evans identified nine transactions completed in 2016 and 2017. The transactions in value from $6.74 to $138.29 per ounce. The average transaction value for

____________________
2 In conducting the analysis Evans & Evans considered only reserves / resources as defined by NI 43-101. The calculations include 100% of reserves and measured and indicated resources and 50% of inferred resources.

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

assets with less than 1.5 million ounces of gold equivalent was less than $10.0 per ounce.

h.

A review of the value implied for the Companies based on consideration of the trading multiples of companies with primarily gold properties. Evans & Evans identified 14 companies and calculated the multiple of enterprise value over reserves and resources[3] and the enterprise value / book value of mineral property interests for those companies without stated reserves or resources. A subset of 6 companies were used to develop a multiple for Battle Mountain and 9 were used as appropriate guideline companies for Gold Standard. Evans & Evans calculated the implied value for both Companies and then compared the value to the Consideration. Evans & Evans found the Consideration exceeded the value implied by the analysis for Battle Mountain. Evans & Evans also found it appears, as at the Date of Review, GSV was trading at a premium to its peers and as such there is risk its trading price could decline. However, in the view of Evans & Evans the cash portion of the Consideration combined with the increased liquidity do offset some of the downside risk for the Disinterested Shareholders.

i.

The market capitalization, enterprise value, value implied by the last financing round and a value based on peer / transaction multiples for both Companies. In conducting the peer analysis for BGMI Evans & Evans considered early stage exploration companies and for GSV the peer analysis focused on companies with stated reserves and resources. A weighting of the aforementioned approaches was considered to arrive at a value for both GSV and Battle Mountain. Evans & Evans compared the valued derived for Battle Mountain on a per share basis to the value implied by the Consideration and found the Consideration to be greater than the calculated per share value for Battle Mountain.

8.0	Fairness Conclusions

8.01

Based upon and subject to the foregoing and such other matters as we consider relevant, it is our opinion, as of the date hereof and the Date of Review, that the terms of the Proposed Transaction, as outlined in section 1.02, are fair, from a financial point of view, to the Disinterested Shareholders.

8.02

Evans & Evans did consider the following quantitative and qualitative issues which shareholders might consider when reviewing the Proposed Transaction as a whole. Evans & Evans has not attempted to quantify the qualitative issues.

a.

The Consideration implies a significant premium to the average and volume weighted trading price of Battle Mountain as at the Date of Review. The Proposed Transaction has not been publicly announced, so no assessment could be made with respect to the market reaction to the Proposed Transaction.

b.	As noted above, the cash portion of the Consideration does provide some downside risk to the Disinterested Shareholders, should the trading price of Gold Standard decline

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

post-Proposed Transaction. The cash portion of the Consideration represents 22% of the average trading price of Battle Mountain as at the Date of Review.

c.

As the Lewis Project is exploration stage, significant expenditures are required to advance the project. Accordingly, BMGI would be required to seek financing to undertake its next exploration program and provide for ongoing working capital. There is no assurance funds would be available at a price that would not be dilutive to existing shareholders.

d.

GSV, post-Proposed Transaction, will have the earlier stage Lewis Project and the more advanced Railroad-Pinion Project. Accordingly, post-Proposed Transaction the Disinterested Shareholders will hold shares in an entity that is not reliant on one project. Increased diversification may lead to higher market values and the potential ability to access larger financings given such diversification.

e.	GSV has planned for a $17.5 million exploration program at Railroad-Pinion in 2017 with the goal of increasing the resource estimate which may result in short-term appreciation of the GSV shares.

f.

In the view of Evans & Evans, GSV’s 27.58% ownership interest in BMGI does reduce the likelihood of an alternative liquidity event for the Disinterested Shareholders as a notional offeror would likely want to lock up GSV prior to making an offer for Battle Mountain or the Lewis Project.

g.

Going forward, the Proposed Transaction will result in a reduction in some of the public company operating costs, management fees and director compensation thereby further conserving the cash of Gold Standard.

h.	Gold Standard has shown an ability to secure significant equity financings. In 2016, GSV was successful in securing approximately $68 million in equity.

i.	Gold Standard shares trade much more actively than Battle Mountain shares and accordingly the Disinterested Shareholders may have increased opportunities to convert their shares into cash.

9.0	Qualifications & Certification

9.01	The Opinion preparation was carried out by Jennifer Lucas and thereafter reviewed by Michael Evans.

Mr. Michael A. Evans, MBA, CFA, CBV, ASA, Principal, founded Evans & Evans, Inc. in 1988. For the past 30 years, he has been extensively involved in the financial services and management consulting fields in Vancouver, where he was a Vice-President of two firms, The Genesis Group (1986-1989) and Western Venture Development Corporation (1989-1990). Over this period he has been involved in the preparation of over 2,500 technical and assessment reports, business plans, business valuations, and feasibility

EVANS & EVANS, INC.

BATTLE MOUNTAIN GOLD INC.
April 11, 2017

studies for submission to various Canadian stock exchanges and securities commissions as well as for private purposes. Formerly, he spent three years in the computer industry in Western Canada with Wang Canada Limited (1983-1986) where he worked in the areas of marketing and sales.

Mr. Michael A. Evans holds: a Bachelor of Business Administration degree from Simon Fraser University, British Columbia (1981); a Master’s degree in Business Administration from the University of Portland, Oregon (1983) where he graduated with honors; the professional designations of Chartered Financial Analyst (CFA), Chartered Business Valuator (CBV) and Accredited Senior Appraiser. Mr. Evans is a member of the CFA Institute, the Canadian Institute of Chartered Business Valuators (“CICBV”) and the American Society of Appraisers (“ASA”).

Ms. Jennifer Lucas, MBA, CBV, ASA, Partner, joined Evans & Evans in 1997. Ms. Lucas possesses several years of relevant experience as an analyst in the public and private sector in British Columbia and Saskatchewan. Her background includes working for the Office of the Superintendent of Financial Institutions of British Columbia as a Financial Analyst. Ms. Lucas has also gained experience in the Personal Security and Telecommunications industries. Since joining Evans & Evans Ms. Lucas has been involved in writing and reviewing over 1,500 valuation and due diligence reports for public and private transactions.

Ms. Lucas holds: a Bachelor of Commerce degree from the University of Saskatchewan (1993), a Masters in Business Administration degree from the University of British Columbia (1995). Ms. Lucas holds the professional designations of Chartered Business Valuator and Accredited Senior Appraiser. She is a member of the CICBV and the ASA.

9.02

The analyses, opinions, calculations and conclusions were developed, and this Opinion has been prepared in accordance with the standards set forth by the Canadian Institute of Chartered Business Valuators.

9.03

The authors of the Opinion have no present or prospective interest in the Companies, or any entity that is the subject of this Opinion, and we have no personal interest with respect to the parties involved.

Yours very truly,

EVANS & EVANS, INC.

EVANS & EVANS, INC.

April 11, 2017

The Special Committee of the Board of Directors
Battle Mountain Gold Inc.
Suite 300 – 1055 West Hastings Street
Vancouver, BC V6E 2E9

To the Special Committee of the Board of Directors:

Haywood Securities Inc. (the “Advisor” or “Haywood Securities”) understands that Battle Mountain Gold Inc. (the “Corporation” and which term shall, to the extent required or appropriate in the context, include the affiliates of the Corporation) proposes to enter into an arrangement agreement (the “Arrangement Agreement” and which term shall include the schedules attached thereto) with Gold Standard Ventures Corp. (“Gold Standard”) dated April 11, 2017, pursuant to which Gold Standard has agreed to acquire all of the issued and outstanding common shares of the Corporation that Gold Standard and its affiliates do not already own (the “Acquired Shares”) by way of a plan of arrangement (the “Plan of Arrangement”), whereby each Acquired Share shall be exchanged for 0.1891 of a common share of Gold Standard plus $0.08 in cash (the “Consideration”) for each share of the Corporation held (the “Transaction”). The Transaction will be described in greater detail in a management information circular (the “Circular”) to be prepared by the Corporation in compliance with applicable laws, regulations, policies and rules, which Circular will be mailed to the shareholders of the Corporation.

The Special Committee of the Board of Directors of the Corporation (the “Board of Directors”) has retained Haywood Securities to prepare and render an opinion (this “Fairness Opinion”) as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Corporation in connection with the Transaction. Haywood Securities has not prepared a valuation of either the Corporation, or Gold Standard, or any of their respective securities or assets and this Fairness Opinion should not be construed as such.

Engagement

The Corporation and Haywood Securities were first in contact regarding a potential advisory assignment on January 31, 2017, and Haywood Securities was formally engaged by the Special Committee of the Board of Directors pursuant to an agreement dated March 23, 2017 between the Corporation and Haywood Securities (the “Advisory Agreement”). Under the Advisory Agreement, Haywood Securities agreed to render an opinion to the Special Committee of the Board of Directors with respect to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Corporation in connection with the Transaction. Following review of the terms of the Transaction by Haywood Securities, Haywood Securities rendered its oral opinion to the Special Committee of the Board of Directors as to the fairness, from a financial point of view, of the consideration to be received by the shareholders of the Corporation in connection with the Transaction. This Fairness Opinion confirms the oral opinion rendered by Haywood Securities to the Special Committee of the Board of Directors on April 9, 2017 and reconfirmed on April 11, 2017.

Head Office – Vancouver		Calgary		Toronto
Waterfront Centre		808 First Street SW		Brookfield Place, 181 Bay Street
200 Burrard Street, Suite 700		Suite 301		Suite 2910, Box 808
Vancouver, BC V6C 3L6		Calgary, AB T2P 1M9		Toronto, ON M5J 2T3

Phone:	(604) 697-7100	Phone:	(403) 509-1900	Phone:	(416) 507-2300
Facsimile:	(604) 697-7499	Facsimile:	(403) 509-1999	Facsimile:	(416) 507-2350
Toll-Free:	(800) 663-9499	Toll-Free:	(877) 604-0044	Toll-Free:	(866) 615-2225

The terms of the Advisory Agreement provide that Haywood Securities is to be paid a fee for its services, including a fee for the delivery of the Fairness Opinion and a fee that is contingent on the successful completion of the Transaction. The Corporation has also agreed to reimburse Haywood Securities for its reasonable out-of-pocket expenses and to indemnify Haywood Securities, its subsidiaries and affiliates, and their respective officers, directors, and employees, against certain expenses, losses, actions, claims, damages and liabilities which may arise directly or indirectly from services performed by Haywood Securities in connection with the Advisory Agreement.

Independence of Haywood Securities

Haywood Securities is not an insider, associate, or affiliate of the Corporation or Gold Standard or any of their respective associates or affiliates. Haywood Securities has not entered into any other agreements or arrangements with the Corporation or Gold Standard or any of their affiliates with respect to any future dealings.

Haywood Securities acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Corporation and/or Gold Standard or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. In the ordinary course of trading and brokerage activities, Haywood Securities, the associates and affiliates thereof and the officers, directors and employees of any of them at any time may hold long or short positions, may trade or otherwise effect transactions, for their own account, for managed accounts or for the accounts of customers, in debt or equity securities of the Corporation, Gold Standard, or related assets or derivative securities. As an investment dealer, Haywood Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Corporation or Gold Standard or the Transaction.

Haywood Securities has not acted as agent or underwriter in any financings involving the Corporation, Gold Standard, or any of their associates or affiliates during the 24-month period preceding the date that Haywood Securities was first contacted in respect of the Transaction.

Credentials of Haywood Securities

Haywood Securities is one of Canada's leading independent investment dealers with operations in corporate finance, equity sales and trading and investment research. The opinion expressed herein is the opinion of Haywood Securities, and the individuals primarily responsible for preparing this opinion are professionals of Haywood Securities experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review and Approach to Analysis

In connection with rendering the Fairness Opinion, Haywood Securities has reviewed and relied upon, or carried out, among other things, the following:

(a)	reviewed the Arrangement Agreement and Plan of Arrangement, dated April 11, 2017;

(b)	reviewed the convertible loan agreement, dated April 11, 2017;

(c)	reviewed the voting agreement, dated April 11, 2017;

(d)	reviewed the disclosure letters between the Corporation and Gold Standard, dated April 11, 2017;

(e)	reviewed the non-binding letter of intent between the Corporation and Gold Standard, dated March 24, 2017;

(f)	reviewed the audited consolidated financial statements of the Corporation for the financial years ended October 31, 2016 and 2015;

(g)	reviewed the management's discussion and analysis of the Corporation for the financial years ended October 31, 2016 and 2015;

(h)	reviewed the unaudited consolidated financial statements of the Corporation for the financial quarters ended January 31, 2017, July 31, 2016 and April 30, 2016;

(i)	reviewed the management's discussion and analysis of the Corporation for the financial quarters ended January 31, 2017, July 31, 2016 and April 30, 2016;

(j)	reviewed the management information circular of the Corporation filed March 31, 2016;

(k)	reviewed the audited consolidated financial statements of Gold Standard for the financial years ended December 31, 2016 and 2015;

(l)	reviewed the management's discussion and analysis of Gold Standard for the financial years ended December 31, 2016 and 2015;

(m)	reviewed the unaudited consolidated financial statements of Gold Standard for the financial quarters ended September 30, 2016, June 30, 2016 and March 31, 2016;

(n)	reviewed the management's discussion and analysis of Gold Standard for the financial quarters ended September 30, 2016, June 30, 2016 and March 31, 2016;

(o)	reviewed the annual information form of Gold Standard for the financial year ended December 31, 2016;

(p)	reviewed the management information circular of Gold Standard filed May 24, 2016;

(q)	reviewed the investment agreement between the Corporation and Gold Standard dated April 19, 2016, and the extension thereto dated April 25, 2016;

(r)

reviewed press releases and other public information relating to the business, financial condition and trading history of each of the Corporation and Gold Standard and other select public companies we considered relevant;

(s)	reviewed certain applicable National Instrument 43-101 compliant technical reports of the Corporation and Gold Standard;

(t)	reviewed corporate presentations of each of the Corporation and Gold Standard;

(u)	reviewed certain historical financial information and operating data concerning the Corporation and Gold Standard;

(v)	reviewed certain projected financial information, including without limitation, budgets and financial forecasts, which were prepared and provided by the Corporation;

(w)	reviewed certain internal documents which were prepared and provided by the Corporation and Gold Standard;

(x)

reviewed historical market prices and valuation multiples for the common shares of the Corporation and the common shares of Gold Standard and compared such prices and multiples with those of certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(y)

reviewed the financial results of the Corporation and Gold Standard and compared them with publicly available financial data concerning certain publicly traded companies that we deemed relevant for the purposes of our analysis;

(z)	reviewed publicly available financial data for merger and acquisition transactions that we deemed comparable for the purposes of our analysis;

(aa)	reviewed certain industry and analyst reports and statistics that were deemed relevant for the purposes of our analysis; and

(bb)

reviewed and considered such other financial, market, technical and industry information, and conducted such other investigations, analyses and discussions (including discussions with senior management of the Corporation) as we considered relevant and appropriate in the circumstances.

In addition, Haywood Securities has participated in discussions with members of the Corporation’s senior management team regarding the Corporation, past and current business operations, and the Corporation’s financial condition and prospects. Haywood Securities has not, to the best of its knowledge, been denied access by the Corporation to any information under its control requested by Haywood Securities. Haywood Securities did not meet with the auditors of the Corporation or Gold Standard and has assumed the accuracy and fair presentation of and relied upon the audited consolidated financial statements of each of the Corporation and Gold Standard and the reports of the auditor thereon.

In our assessment, we considered several techniques and used a blended approach to determine our opinion on the Transaction. We based this Fairness Opinion upon a number of quantitative and qualitative factors.

Assumptions and Limitations

With the approval and agreement of the Special Committee of the Board of Directors, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the completeness, accuracy and fair presentation of all financial information, business plans, financial analyses, forecasts and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by the Corporation or Gold Standard, their respective subsidiaries, directors, officers, associates, affiliates, consultants, advisors and representatives relating to the Corporation, Gold Standard, their respective subsidiaries, associates and affiliates, and to the Transaction. The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to or, subject to the exercise of professional judgment, attempted to verify independently the completeness, accuracy or fair presentation of any such information, data, advice, opinions and representations and assume no responsibility or liability in connection therewith. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Corporation or Gold Standard under any provincial or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or the facilities of the Corporation or Gold Standard. Haywood Securities has not had the benefit of reviewing any updated technical report incorporating the results of recent exploration work conducted on the primary asset of the Corporation, as none exists as of the date hereof, and accordingly expresses no opinion as to the results of any future exploration results or resource estimates that may be released prior to or following completion of the Transaction, or the market reaction to such results. The technical due diligence investigations conducted by Haywood Securities was limited in scope and relied heavily on the experience of management of the Corporation.

With respect to any financial analyses, forecasts, projections, estimates and/or budgets provided to Haywood Securities and used in its analyses, Haywood Securities notes that projecting future results of any company is inherently subject to uncertainty. Haywood Securities has assumed, however, that such financial analyses, forecasts, projections, estimates and/or budgets were prepared using the assumptions identified therein and that such assumptions reflect the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Corporation and Gold Standard. We express no view as to such financial analyses, forecasts, projections, estimates and/or budgets or the assumptions on which they were based.

In preparing the Fairness Opinion, we have made several assumptions, including that all of the conditions required to complete the Transaction will be met and that the disclosure provided in the Circular with respect to the Corporation, Gold Standard and their respective subsidiaries and affiliates and the Transaction will be accurate in all material respects.

We have relied as to all legal matters relevant to rendering our Fairness Opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Corporation or Gold Standard or on the contemplated benefits of the Transaction.

The Fairness Opinion is rendered as at the date hereof and on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of the Corporation and Gold Standard as they are reflected in the information provided by the Corporation and Gold Standard and as they were represented to us in our discussions with the management of the Corporation. It should be understood that subsequent developments may affect this Fairness Opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We are expressing no opinion herein as to the price at which the common shares of the Corporation or Gold Standard will trade at any future time. In our analyses and in connection with the preparation of the Fairness Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of Haywood Securities and any party involved in the Transaction.

We have not been asked to prepare and have not prepared a valuation of the Corporation or Gold Standard or any of the securities or assets thereof and our opinion should not be construed as a “formal valuation” (within the meaning of Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions).

This Fairness Opinion is provided for the use of the Special Committee of the Board of Directors of the Corporation only and may not be disclosed, referred or communicated to, or relied upon by, any third party without our prior written consent. Haywood Securities consents to the inclusion of this Fairness Opinion in the Circular. This Fairness Opinion is given as of the date hereof and Haywood Securities disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Haywood Securities after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, Haywood Securities reserves the right to change, modify or withdraw the Fairness Opinion.

Haywood Securities believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying this Fairness Opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis.

Fairness Conclusion

Based on and subject to the foregoing and such other factors as Haywood Securities considered relevant, Haywood Securities is of the opinion that, as of the date hereof, the consideration to be received by the shareholders of the Corporation in connection with the Transaction is fair, from a financial point of view, to the shareholders of the Corporation excluding Gold Standard and Gold Standard’s affiliates.

Yours truly,

HAYWOOD SECURITIES INC.

SCHEDULE E

Interim Order

See attached.

E-1

SUPREME COURT
OF BRITISH COLUMBIA
VANCOUVER REGISTRY

MAY 0 8 2017

ENTERED

NO. S-174186
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

IN THE MATTER OF SECTIONS 288 TO 299
OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
BATTLE MOUNTAIN GOLD INC., THE SECURITYHOLDERS OF
BATTLE MOUNTAIN GOLD INC. AND GOLD STANDARD VENTURES CORP.

BATTLE MOUNTAIN GOLD INC.

PETITIONER

ORDER MADE AFTER APPLICATION

BEFORE	)	MASTER TOKAREK	)	May 8, 2017

THE WITHOUT NOTICE APPLICATION of the Petitioner, Battle Mountain Gold Inc., for an Order pursuant to its Petition filed on May 4, 2017, coming on for hearing at Vancouver, British Columbia on the 8 day of May 2017; and on hearing Daniel L.R. Yaverbaum, counsel for the Applicant; and on reading the Petition herein and the Affidavit #1 of Ian Brown, sworn May 4, 2017 (the "Brown Affidavit #1"):

27221859_7|NATDOCS 558661-2

3

Securityholders and the Plan of Arrangement, as so amended, revised or supplemented, shall be the Arrangement to be submitted to the Meeting and the subject of the Arrangement Resolution.

ADJOURNMENTS AND POSTPONEMENTS

6. Notwithstanding the provisions of the BCBCA and the articles of the Petitioner, the Board by resolution shall be entitled to adjourn or postpone the Meeting on one or more occasions without the necessity of first convening the Meeting or first obtaining any vote of the Shareholders respecting the adjournment or postponement. Notice of any such adjournment or postponement shall be given by news release, newspaper advertisement, or by notice sent to the Securityholders by one of the methods specified in paragraph 9 of this Order, as determined by the Board to be the most appropriate method of communication.

RECORD DATE

7. The Securityholders entitled to receive notice of and attend the Meeting and to vote on the Arrangement Resolution shall be only those Securityholders that appear on the records of the Petitioner as of the close of business on May 9, 2017 (the "Record Date"), as previously approved by the Board.

8. The Record Date for determining Securityholders will not change despite any adjournment or postponement of the Meeting as contemplated in paragraph 6 above.

NOTICE OF MEETING

9. The Notice and Circular, the forms of proxy for Shareholders, Optionholders and Warrantholders the voting instruction form for the non-objecting beneficial owners of Shares, and letter of transmittal (collectively, the "Meeting Materials"), in substantially the form contained in Exhibits "D" to "G" of the Brown Affidavit #1, with such amendments, deletions, additions and inclusions thereto as counsel for the Petitioner may deem necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Order, shall be sent, as applicable, as follows:

(a) to the registered Shareholders, at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and the date of the Meeting, by sending copies of the relevant portions of the Meeting Materials through the Petitioner's transfer agent, by prepaid ordinary mail, or by delivery in person or by recognized courier service, addressed to the Shareholder at his, her or its

27221859_7|NATDOCS 558661-2

2

THIS COURT ORDERS that:

DEFINITIONS

1. As used in this Order, unless otherwise defined, capitalized terms shall have the meanings ascribed to them in the Notice of Special Meeting of Securityholders (the "Notice") and accompanying draft Management Information Circular of the Petitioner (the "Circular") attached as Exhibit "D" to the Brown Affidavit #1.

MEETING

2. The Petitioner is authorized to call, hold and conduct a special meeting of the holders ("Shareholders") of its issued and outstanding common shares (the "Shares"), of the holders of options ("Options") to acquire Shares, and of holders of warrants ("Warrants") to acquire Shares (the "Warrantholders" and, collectively with the Shareholders and Optionholders, the "Securityholders") at 10:00 a.m. (Vancouver time) on June 8, 2017 at offices of the solicitors for the Petitioner at 20th Floor, 250 Howe Street, Vancouver, British Columbia.

3. At the meeting:

(a) the Securityholders shall consider, and if thought fit, pass, with or without amendment, a special resolution (the "Arrangement Resolution") approving an arrangement (the "Arrangement") substantially in the form of the resolution attached as Appendix "B" to the Circular; and

(b) the Petitioner shall transact such other business as may properly come before the Meeting or any adjournment thereof.

4. The Meeting shall be called, held and conducted in accordance with the *Business Corporations Act*, S.B.C. 2002, c. 57 (the "BCBCA"), as amended, the Notice, the Circular, the articles of the Petitioner and applicable securities laws, subject to the terms of this Order and any further Order of this Court, and the rulings and directions of the Chair of the Meeting, such rulings and directions not to be inconsistent with this Order, and to the extent of any inconsistency this Order shall govern or, if not specified in this Order, the Circular shall govern.

AMENDMENTS

5. The Petitioner is authorized, in the manner contemplated by and subject to the Arrangement Agreement, to make such amendments, revisions or supplements to the Plan of Arrangement without any additional notice to or authorization of the

27221859_7|NATDOCS 558661-2

11

for their Shares pursuant to the Plan of Arrangement and (ii) replacement options and replacement warrants that may be deemed for purposes of U.S. securities laws to be issued to Optionholders and Warrantholders in exchange for their Options and Warrants, respectively, pursuant to the Plan of Arrangement (but, for certainty, not the Purchaser Shares issuable upon exercise of such options or warrants),

(the "Final Order").

28. The Petitioner is at liberty to proceed with the application for the Final Order at the Courthouse at 800 Smithe Street, Vancouver, British Columbia, on June 12, 2017, at 9:45 a.m. (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Petitioner may determine and this Court may direct.

29. Subject to the directions of the Court, the persons entitled to appear and make submissions at the hearing of the application for the Final Order shall be only those Securityholders who have filed with this Court prior to 4:00 p.m. (Vancouver time) on June 5, 2017, a response to petition ("Response") in the form prescribed by the British Columbia *Supreme Court Civil Rules*, and delivered a copy of the filed Response, together with a copy of all evidence or material on which they intend to rely at the hearing of the application for the Final Order, to the solicitors for the Petitioner at its address for delivery of 20th Floor, 250 Howe Street, Vancouver, British Columbia, Attention: Gary R. Solis, on or before 4:00 p.m. (Vancouver time) on June 5, 2017, or as the Court may otherwise direct.

30. Subject to the directions of this Court, in the event that a Securityholder files and delivers a response in accordance with paragraph 29 hereof, the Petitioner shall serve that Securityholder with the affidavits filed in support of this Petition within one business day.

31. Subject to other provisions in this Order, no material other than that contained in the Circular need be served on any persons in respect of these proceedings, and service of affidavits in support of the Petition is dispensed with. The Petitioner shall be at liberty to give notice of this proceeding to persons outside the jurisdiction of this Court in the manner set out herein.

32. In the event that the hearing of the application for the Final Order is adjourned, only those persons who have filed and delivered a Response in accordance with this Order need be served and provided with notice of the adjourned date.

27221859_7|NATDOCS 558661-2

12

PRECEDENCE

33. To the extent of any inconsistency or discrepancy between this Order and the terms of any instrument creating, governing or collateral to the Shares, Options, or Warrants, or the articles of the Petitioner, this Order shall govern.

VARIANCE

34. The Petitioner shall be entitled, at any time, to apply to vary this Order.

35. The Petitioner, the Securityholders, and directors of the Petitioner shall, and hereby do, have liberty to apply for such further orders as may be appropriate.

36. The provisions of Rules 4-4, 4-5, 8-1 and 16-1 of the *Supreme Court Civil Rules* are hereby dispensed with for the purposes of any further application to be made pursuant to this Order or the Petition, including the application for the Final Order and any application to vary this Order.

APPROVED AS TO FORM:

Signature of Daniel L.R. Yaverbaum
Lawyer for the Petitioner
Battle Mountain Gold Inc.

By the Court.

Registrar

27221859_7|NATDOCS 558661-2

SCHEDULE F

Notice of Hearing Notice

See attached.

F-1

VANCOUVER
MAY 08 2017 C
REGISTRY

NO. S-174186
VANCOUVER REGISTRY

IN THE SUPREME COURT OF BRITISH COLUMBIA

BETWEEN:

IN THE MATTER OF SECTIONS 288 TO 299
OF THE *BUSINESS CORPORATIONS ACT*, S.B.C. 2002, C. 57, AS AMENDED

AND

IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING
BATTLE MOUNTAIN GOLD INC., THE SECURITYHOLDERS OF
BATTLE MOUNTAIN GOLD INC. AND GOLD STANDARD VENTURES CORP.

BATTLE MOUNTAIN GOLD INC.

PETITIONER

NOTICE OF HEARING OF PETITION

To: The Securityholders of Battle Mountain Gold Inc.

NOTICE IS HEREBY GIVEN that a Petition has been filed by the Petitioner, Battle Mountain Gold Inc., in the Supreme Court of British Columbia (the "Court") for approval of a plan of arrangement (the "Arrangement"), pursuant to the *Business Corporations Act*, S.B.C., 2002, c. 57, as amended (the "BCBCA");

AND NOTICE IS FURTHER GIVEN that by an Order Made After Application of the Court, pronounced May 8, 2017, the Court has given directions as to the calling of a meeting of the holders of common shares ("Shares") of the Petitioner (the "Shareholders"), of the holders of options to acquire Shares (the "Optionholders"), and of the holders of warrants to acquire Shares (the "Warrantholders" and, collectively with the Shareholders and Optionholders, the "Securityholders") for the purpose of, among other things, considering, and if deemed advisable, passing, with or without amendment, a special resolution approving the Arrangement;

27221994_4|NATDOCS

2

AND NOTICE IS FURTHER GIVEN that the Petition will be heard (the "Final Application") at the Courthouse at 800 Smithe Street, Vancouver, British Columbia on June 12, 2017 at 9:45 am (Vancouver time), or as soon thereafter as counsel may be heard or at such other date and time as the Petitioner may determine or this Court may direct, for an order:

(a) pursuant to section 291 of the BCBCA approving the Arrangement and its terms and conditions;

(b) pursuant to section 291 of the BCBCA declaring that the terms and conditions of the Arrangement are fair and reasonable to the Securityholders;

(c) pursuant to section 297 of the BCBCA that the Arrangement shall be binding on the Petitioner, Gold Standard Ventures Corp. (the "Purchaser") and the Securityholders upon taking effect;

(d) pursuant to sections 291 and 292 of the BCBCA, that the Arrangement will take effect as of the Effective Time; and

(e) a declaration that the Final Order will provide the basis for the Purchaser to rely on an exemption from the registration requirements provided for in Section 3(a)(10) of the United States Securities Act of 1933, as amended, with respect to: (i) shares of the Purchaser ("Purchaser Shares") to be issued to Shareholders in exchange for their Shares pursuant to the Plan of Arrangement and (ii) replacement options and warrants that may be deemed for purposes of U.S. securities Laws to be issued to Optionholders and Warrantholders in exchange for their Options and Warrants, respectively, pursuant to the Plan of Arrangement (but, for certainty, not the Purchaser Shares issuable upon exercise of such options or warrants),

(the "Final Order").

AND NOTICE IS FURTHER GIVEN that the Final Order approving the Arrangement as procedurally and substantively fair and reasonable to the Securityholders will, if made, serve as the basis of a claim to an exemption from the registration requirement of the U.S. Securities Act, pursuant to Section 3(a)(10) thereof, for: (i) Purchaser Shares to be issued to Shareholders in exchange for their Shares pursuant to the Plan of Arrangement and (ii) replacement options that may be deemed for purposes of U.S. securities Laws to be issued to Optionholders in exchange

27221994_4|NATDOCS

3

for their Options pursuant to the Plan of Arrangement (but, for certainty, not the Purchaser Shares issuable upon exercise of such options or warrants).

IF YOU WISH TO BE HEARD, any Securityholder may appear (either in person or by counsel) and make submissions at the Final Application, subject to such Securityholder filing with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a response to petition ("Response") in the form prescribed by the *Supreme Court Civil Rules* and delivering a copy of the filed Response, together with any and all material on which such Securityholder intends to rely at the hearing of the Final Application to the Petitioner at its address for delivery set out below by 4:00 p.m. (Vancouver time) on June 5, 2017.

The Petitioner's address for delivery is:

ANY OTHER INTERESTED PERSON WHO WISHES TO BE HEARD, subject to obtaining leave of the Court, may appear (either in person or by counsel) and make submissions at the Final Application, subject to such person filing with the Court at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, a Response and delivering a copy of the filed Response, together with any and all material on which such person intends to rely at the hearing of the Final Application to the Petitioner at its address for delivery set out above by 4:00 p.m. (Vancouver time) on June 5 2017.

IF YOU WISH TO BE NOTIFIED OF ANY ADJOURNMENT OF THE HEARING OF THE FINAL APPLICATION, you must give notice of your intention by filing and delivering the form of "Response" as aforesaid. You may obtain a form of "Response" at the Court Registry, 800 Smithe Street, Vancouver, British Columbia, V6Z 2E1.

AT THE HEARING OF FINAL APPLICATION the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court deems fit.

IF YOU DO NOT FILE A RESPONSE and attend either in person or by counsel at the time of such hearing, the Court may approve the Arrangement as presented, or may approve it subject

27221994_4|NATDOCS

4

to such terms and conditions as the Court deems fit, all without any further notice to you. If the Arrangement is approved, it will significantly affect the rights of the Securityholders.

A copy of the said Petition and other documents in the proceeding will be furnished to any Securityholder upon request in writing addressed to the solicitors of the Petitioner at its address for delivery set out above.

The Petitioner estimates that the hearing will take 30 minutes.

This matter is not within the jurisdiction of a Master.

Date: May 8, 2017

Signature of Daniel L.R. Yaverbaum
Lawyer for Petitioner
Battle Mountain Gold Inc.

27221994_4|NATDOCS

SCHEDULE G

Dissent Rights and Procedure

Division 2 of Part 8 (sections 237 to 247) of The *BC Business Corporations Act*, S.B.C. 2002, c.57

Definitions and application

237 (1) In this Division:

"dissenter" means a shareholder who, being entitled to do so, sends written notice of dissent when and as required by section 242;

"notice shares" means, in relation to a notice of dissent, the shares in respect of which dissent is being exercised under the notice of dissent;

"payout value" means,

(a) in the case of a dissent in respect of a resolution, the fair value that the notice shares had immediately before the passing of the resolution,

(b) in the case of a dissent in respect of an arrangement approved by a court order made under section 291 (2) (c) that permits dissent, the fair value that the notice shares had immediately before the passing of the resolution adopting the arrangement,

(c) in the case of a dissent in respect of a matter approved or authorized by any other court order that permits dissent, the fair value that the notice shares had at the time specified by a court order; or

(d) in the case of a dissent in respect of a community contribution company, the value of the notice shares set out in the regulations,

excluding any appreciation or depreciation in anticipation of the corporate action approved or authorized by the resolution or court order unless exclusion would be inequitable.

(2) This Division applies to any right of dissent exercisable by a shareholder except to the extent that

(a) the court orders otherwise, or

(b) in the case of a right of dissent authorized by a resolution referred to in section 238 (1) (g), the court orders otherwise or the resolution provides otherwise.

Right to dissent

238 (1) A shareholder of a company, whether or not the shareholder's shares carry the right to vote, is entitled to dissent as follows:

(a) under section 260, in respect of a resolution to alter the articles

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(i) to alter restrictions on the powers of the company or on the business the company is permitted to carry on, or

(ii) without limiting subparagraph (i), in the case of a community contribution company, to alter any of the company's community purposes within the meaning of section 51.91;

(b) under section 272, in respect of a resolution to adopt an amalgamation agreement;

(c) under section 287, in respect of a resolution to approve an amalgamation under Division 4 of Part 9;

(d) in respect of a resolution to approve an arrangement, the terms of which arrangement permit dissent;

(e) under section 301 (5), in respect of a resolution to authorize or ratify the sale, lease or other disposition of all or substantially all of the company's undertaking;

(f) under section 309, in respect of a resolution to authorize the continuation of the company into a jurisdiction other than British Columbia;

(g) in respect of any other resolution, if dissent is authorized by the resolution;

(h) in respect of any court order that permits dissent.

(2) A shareholder wishing to dissent must

(a) prepare a separate notice of dissent under section 242 for

(i) the shareholder, if the shareholder is dissenting on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is dissenting,

(b) identify in each notice of dissent, in accordance with section 242 (4), the person on whose behalf dissent is being exercised in that notice of dissent, and

(c) dissent with respect to all of the shares, registered in the shareholder's name, of which the person identified under paragraph (b) of this subsection is the beneficial owner.

(3) Without limiting subsection (2), a person who wishes to have dissent exercised with respect to shares of which the person is the beneficial owner must

(a) dissent with respect to all of the shares, if any, of which the person is both the registered owner and the beneficial owner, and

(b) cause each shareholder who is a registered owner of any other shares of which the person is the beneficial owner to dissent with respect to all of those shares.

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Waiver of right to dissent

239 (1) A shareholder may not waive generally a right to dissent but may, in writing, waive the right to dissent with respect to a particular corporate action.

(2) A shareholder wishing to waive a right of dissent with respect to a particular corporate action must

(a) provide to the company a separate waiver for

(i) the shareholder, if the shareholder is providing a waiver on the shareholder's own behalf, and

(ii) each other person who beneficially owns shares registered in the shareholder's name and on whose behalf the shareholder is providing a waiver, and

(b) identify in each waiver the person on whose behalf the waiver is made.

(3) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on the shareholder's own behalf, the shareholder's right to dissent with respect to the particular corporate action terminates in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and this Division ceases to apply to

(a) the shareholder in respect of the shares of which the shareholder is both the registered owner and the beneficial owner, and

(b) any other shareholders, who are registered owners of shares beneficially owned by the first mentioned shareholder, in respect of the shares that are beneficially owned by the first mentioned shareholder.

(4) If a shareholder waives a right of dissent with respect to a particular corporate action and indicates in the waiver that the right to dissent is being waived on behalf of a specified person who beneficially owns shares registered in the name of the shareholder, the right of shareholders who are registered owners of shares beneficially owned by that specified person to dissent on behalf of that specified person with respect to the particular corporate action terminates and this Division ceases to apply to those shareholders in respect of the shares that are beneficially owned by that specified person.

Notice of resolution

240 (1) If a resolution in respect of which a shareholder is entitled to dissent is to be considered at a meeting of shareholders, the company must, at least the prescribed number of days before the date of the proposed meeting, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a notice of the meeting that specifies the date of the meeting, and contains a statement advising of the right to send a notice of dissent.

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(2) If a resolution in respect of which a shareholder is entitled to dissent is to be passed as a consent resolution of shareholders or as a resolution of directors and the earliest date on which that resolution can be passed is specified in the resolution or in the statement referred to in paragraph (b), the company may, at least 21 days before that specified date, send to each of its shareholders, whether or not their shares carry the right to vote,

(a) a copy of the proposed resolution, and

(b) a statement advising of the right to send a notice of dissent.

(3) If a resolution in respect of which a shareholder is entitled to dissent was or is to be passed as a resolution of shareholders without the company complying with subsection (1) or (2), or was or is to be passed as a directors' resolution without the company complying with subsection (2), the company must, before or within 14 days after the passing of the resolution, send to each of its shareholders who has not, on behalf of every person who beneficially owns shares registered in the name of the shareholder, consented to the resolution or voted in favour of the resolution, whether or not their shares carry the right to vote,

(a) a copy of the resolution,

(b) a statement advising of the right to send a notice of dissent, and

(c) if the resolution has passed, notification of that fact and the date on which it was passed.

(4) Nothing in subsection (1), (2) or (3) gives a shareholder a right to vote in a meeting at which, or on a resolution on which, the shareholder would not otherwise be entitled to vote.

Notice of court orders

241 If a court order provides for a right of dissent, the company must, not later than 14 days after the date on which the company receives a copy of the entered order, send to each shareholder who is entitled to exercise that right of dissent

(a) a copy of the entered order, and

(b) a statement advising of the right to send a notice of dissent.

Notice of dissent

242 (1) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (a), (b), (c), (d), (e) or (f) must,

(a) if the company has complied with section 240 (1) or (2), send written notice of dissent to the company at least 2 days before the date on which the resolution is to be passed or can be passed, as the case may be,

(b) if the company has complied with section 240 (3), send written notice of dissent to the company not more than 14 days after receiving the records referred to in that section, or

(c) if the company has not complied with section 240 (1), (2) or (3), send written notice of dissent to the company not more than 14 days after the later of

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(i) the date on which the shareholder learns that the resolution was passed, and

(ii) the date on which the shareholder learns that the shareholder is entitled to dissent.

(2) A shareholder intending to dissent in respect of a resolution referred to in section 238 (1) (g) must send written notice of dissent to the company

(a) on or before the date specified by the resolution or in the statement referred to in section 240 (2) (b) or (3) (b) as the last date by which notice of dissent must be sent, or

(b) if the resolution or statement does not specify a date, in accordance with subsection (1) of this section.

(3) A shareholder intending to dissent under section 238 (1) (h) in respect of a court order that permits dissent must send written notice of dissent to the company

(a) within the number of days, specified by the court order, after the shareholder receives the records referred to in section 241, or

(b) if the court order does not specify the number of days referred to in paragraph (a) of this subsection, within 14 days after the shareholder receives the records referred to in section 241.

(4) A notice of dissent sent under this section must set out the number, and the class and series, if applicable, of the notice shares, and must set out whichever of the following is applicable:

(a) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner and the shareholder owns no other shares of the company as beneficial owner, a statement to that effect;

(b) if the notice shares constitute all of the shares of which the shareholder is both the registered owner and beneficial owner but the shareholder owns other shares of the company as beneficial owner, a statement to that effect and

(i) the names of the registered owners of those other shares,

(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) a statement that notices of dissent are being, or have been, sent in respect of all of those other shares;

(c) if dissent is being exercised by the shareholder on behalf of a beneficial owner who is not the dissenting shareholder, a statement to that effect and

(ii) a statement that the shareholder is dissenting in relation to all of the shares beneficially owned by the beneficial owner that are registered in the shareholder's name.

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(5) The right of a shareholder to dissent on behalf of a beneficial owner of shares, including the shareholder, terminates and this Division ceases to apply to the shareholder in respect of that beneficial owner if subsections (1) to (4) of this section, as those subsections pertain to that beneficial owner, are not complied with.

Notice of intention to proceed

243 (1) A company that receives a notice of dissent under section 242 from a dissenter must,

(a) if the company intends to act on the authority of the resolution or court order in respect of which the notice of dissent was sent, send a notice to the dissenter promptly after the later of

(i) the date on which the company forms the intention to proceed, and

(ii) the date on which the notice of dissent was received, or

(b) if the company has acted on the authority of that resolution or court order, promptly send a notice to the dissenter.

(2) A notice sent under subsection (1) (a) or (b) of this section must

(a) be dated not earlier than the date on which the notice is sent,

(b) state that the company intends to act, or has acted, as the case may be, on the authority of the resolution or court order, and

(c) advise the dissenter of the manner in which dissent is to be completed under section 244.

Completion of dissent

244 (1) A dissenter who receives a notice under section 243 must, if the dissenter wishes to proceed with the dissent, send to the company or its transfer agent for the notice shares, within one month after the date of the notice,

(a) a written statement that the dissenter requires the company to purchase all of the notice shares,

(b) the certificates, if any, representing the notice shares, and

(c) if section 242 (4) (c) applies, a written statement that complies with subsection (2) of this section.

(2) The written statement referred to in subsection (1) (c) must

(a) be signed by the beneficial owner on whose behalf dissent is being exercised, and

(b) set out whether or not the beneficial owner is the beneficial owner of other shares of the company and, if so, set out

(i) the names of the registered owners of those other shares,

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(ii) the number, and the class and series, if applicable, of those other shares that are held by each of those registered owners, and

(iii) that dissent is being exercised in respect of all of those other shares.

(3) After the dissenter has complied with subsection (1),

(a) the dissenter is deemed to have sold to the company the notice shares, and

(b) the company is deemed to have purchased those shares, and must comply with section 245, whether or not it is authorized to do so by, and despite any restriction in, its memorandum or articles.

(4) Unless the court orders otherwise, if the dissenter fails to comply with subsection (1) of this section in relation to notice shares, the right of the dissenter to dissent with respect to those notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares.

(5) Unless the court orders otherwise, if a person on whose behalf dissent is being exercised in relation to a particular corporate action fails to ensure that every shareholder who is a registered owner of any of the shares beneficially owned by that person complies with subsection (1) of this section, the right of shareholders who are registered owners of shares beneficially owned by that person to dissent on behalf of that person with respect to that corporate action terminates and this Division, other than section 247, ceases to apply to those shareholders in respect of the shares that are beneficially owned by that person.

(6) A dissenter who has complied with subsection (1) of this section may not vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, other than under this Division.

Payment for notice shares

245 (1) A company and a dissenter who has complied with section 244 (1) may agree on the amount of the payout value of the notice shares and, in that event, the company must

(a) promptly pay that amount to the dissenter, or

(b) if subsection (5) of this section applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(2) A dissenter who has not entered into an agreement with the company under subsection (1) or the company may apply to the court and the court may

(a) determine the payout value of the notice shares of those dissenters who have not entered into an agreement with the company under subsection (1), or order that the payout value of those notice shares be established by arbitration or by reference to the registrar, or a referee, of the court,

(b) join in the application each dissenter, other than a dissenter who has entered into an agreement with the company under subsection (1), who has complied with section 244 (1), and

(c) make consequential orders and give directions it considers appropriate.

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(3) Promptly after a determination of the payout value for notice shares has been made under subsection (2) (a) of this section, the company must

(a) pay to each dissenter who has complied with section 244 (1) in relation to those notice shares, other than a dissenter who has entered into an agreement with the company under subsection (1) of this section, the payout value applicable to that dissenter's notice shares, or

(b) if subsection (5) applies, promptly send a notice to the dissenter that the company is unable lawfully to pay dissenters for their shares.

(4) If a dissenter receives a notice under subsection (1) (b) or (3) (b),

(a) the dissenter may, within 30 days after receipt, withdraw the dissenter's notice of dissent, in which case the company is deemed to consent to the withdrawal and this Division, other than section 247, ceases to apply to the dissenter with respect to the notice shares, or

(b) if the dissenter does not withdraw the notice of dissent in accordance with paragraph (a) of this subsection, the dissenter retains a status as a claimant against the company, to be paid as soon as the company is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the company but in priority to its shareholders.

(5) A company must not make a payment to a dissenter under this section if there are reasonable grounds for believing that

(a) the company is insolvent, or

(b) the payment would render the company insolvent.

Loss of right to dissent

246 The right of a dissenter to dissent with respect to notice shares terminates and this Division, other than section 247, ceases to apply to the dissenter with respect to those notice shares, if, before payment is made to the dissenter of the full amount of money to which the dissenter is entitled under section 245 in relation to those notice shares, any of the following events occur:

(a) the corporate action approved or authorized, or to be approved or authorized, by the resolution or court order in respect of which the notice of dissent was sent is abandoned;

(b) the resolution in respect of which the notice of dissent was sent does not pass;

(c) the resolution in respect of which the notice of dissent was sent is revoked before the corporate action approved or authorized by that resolution is taken;

(d) the notice of dissent was sent in respect of a resolution adopting an amalgamation agreement and the amalgamation is abandoned or, by the terms of the agreement, will not proceed;

(e) the arrangement in respect of which the notice of dissent was sent is abandoned or by its terms will not proceed;

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(f) a court permanently enjoins or sets aside the corporate action approved or authorized by the resolution or court order in respect of which the notice of dissent was sent;

(g) with respect to the notice shares, the dissenter consents to, or votes in favour of, the resolution in respect of which the notice of dissent was sent;

(h) the notice of dissent is withdrawn with the written consent of the company;

(i) the court determines that the dissenter is not entitled to dissent under this Division or that the dissenter is not entitled to dissent with respect to the notice shares under this Division.

Shareholders entitled to return of shares and rights

247 If, under section 244 (4) or (5), 245 (4) (a) or 246, this Division, other than this section, ceases to apply to a dissenter with respect to notice shares,

(a) the company must return to the dissenter each of the applicable share certificates, if any, sent under section 244 (1) (b) or, if those share certificates are unavailable, replacements for those share certificates,

(b) the dissenter regains any ability lost under section 244 (6) to vote, or exercise or assert any rights of a shareholder, in respect of the notice shares, and

(c) the dissenter must return any money that the company paid to the dissenter in respect of the notice shares under, or in purported compliance with, this Division.

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SCHEDULE H

Pro Forma Financial Statements

See attached.

H-1

PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - Prepared by Management)

(Expressed in Canadian Dollars)

December 31, 2016

GOLD STANDARD VENTURES CORP.
PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
AS AT DECEMBER 31, 2016

		Battle			Pro-forma
	Gold Standard	Mountain			Consolidated
	December 31,	January 31,		Pro-forma	December 31,
	2016	2017	Note	Adjustments	2016
	$	$		$	$
Assets

Current
Cash and cash equivalents	53,611,061	2,494,469	2(b)	(3,713,619)	50,551,500
			2(b)	(360,000)
			2(b)	(1,086,831)
			2(c)	(450,000)
			2(d)	(301,840)
			2(e)	1,908,260
			2(f)	(1,550,000)
			2(g)	1,550,000
			2(g)	(1,550,000)
Receivables	229,745	24,298		-	254,043
Marketable securities	-	578		-	578
Loan receivable	-	-	2(g)	1,550,000	-
			2(h)	(1,550,000)
Prepaid expenses	302,730	16,698		-	319,428
	54,143,536	2,536,043		(5,554,030)	51,125,549

Investment in associated company	6,175,021	-	2(i)	404,069	-
			2(j)	(6,579,090)

Exploration and evaluation assets	93,913,136	8,309,415	2(b)	19,351,097	129,702,738
			2(f)	1,550,000
			2(j)	6,579,090
Reclamation bonds	977,718	33,150		-	1,010,868

Property and equipment	135,318	-		-	135,318

TOTAL ASSETS	155,344,729	10,878,608		15,751,136	181,974,473

The accompanying notes are integral part of these pro-forma consolidated financial statements.

GOLD STANDARD VENTURES CORP.
PRO-FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION (CONTINUED)
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
AS AT DECEMBER 31, 2016

		Battle			Pro-forma
	Gold Standard	Mountain			Consolidated
	December 31,	January 31,		Pro-forma	December 31,
	2016	2017	Note	Adjustments	2016
	$	$		$	$
Liabilities

Current
Accounts payable and accrued liabilities	1,502,694	167,869		-	1,670,563
Loan payable	-	-	2(g)	1,550,000	-
			2(h)	(1,550,000)
	1,502,694	167,869		-	1,670,563
Shareholders' equity
Share capital	191,358,298	12,964,149	2(b)	23,674,320	217,520,870
			2(b)	(13,498,549)
			2(e)	3,022,652
Reserves	5,310,291	1,462,230	2(b)	(1,462,230)	5,738,491
			2(b)	1,761,466
			2(e)	(1,114,392)
			2(k)	(218,874)
Accumulated other comprehensive income	-	1,979	2(b)	(1,979)	-
Deficit	(42,826,554)	(3,717,619)	2(b)	3,717,619	(42,955,451)
			2(c)	(450,000)
			2(d)	(301,840)
			2(i)	404,069
			2(k)	218,874
	153,842,035	10,710,739		15,751,136	180,303,910

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	155,344,729	10,878,608		15,751,136	181,974,473

The accompanying notes are integral part of these pro-forma consolidated financial statements.

GOLD STANDARD VENTURES CORP.
PRO-FORMA CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
PERIOD ENDED DECEMBER 31, 2016

	Gold	Battle
	Standard For	Mountain
	the year	For the year
	ended	ended
	December 31,	October 31,		Pro-forma	Pro-forma
	2016	2016	Note	Adjustments	Consolidated
	$	$		$	$
Expenses
Bank charges and interest	-	3,095		-	3,095
Consulting fees	1,563,836	205,388	2(d)	301,840	2,071,064
Depreciation	10,149	-		-	10,149
Foreign exchange loss	350,829	9,399		-	360,228
Insurance	283,749	20,938		-	304,687
Investor relations	555,535	14,284		-	569,819
Management fees	1,609,555	-		-	1,609,555
Office	400,927	32,454		-	433,381
Professional fees	701,681	85,257		-	786,938
Property investigation	495,445	-		-	495,445
Regulatory and shareholders service	207,217	38,220		-	245,437
Rent	224,458	-		-	224,458
Share-based compensation	1,324,521	1,024,918		-	2,349,439
Travel and related	826,679	15,276		-	841,955
Wages and salaries	498,804	258,898	2(c)	450,000	1,207,702

	(9,053,385)	(1,708,127)		(751,840)	(11,513,352)

Loss on royalty buydown	-	(336,478)	2(l)	(184,406)	(520,884)
Loss on settlement of advance	(184,406)	-	2(l)	184,406	-
Equity loss in associated company	(404,069)	-	2(i)	404,069	-
Interest income	176,732	20,442		-	197,174

Loss and comprehensive loss for the period	(9,465,128)	(2,024,163)		(347,771)	(11,837,062)

The accompanying notes are integral part of these pro-forma consolidated financial statements.

GOLD STANDARD VENTURES CORP.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
DECEMBER 31, 2016

1.	BASIS OF PRESENTATION

The accompanying unaudited pro-forma consolidated financial statements of Gold Standard Ventures Corp. ("Gold Standard" or the “Company”) have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”) from information derived from the financial statements of Gold Standard and the financial statements of Battle Mountain Gold Inc. (“Battle Mountain”) together with other information available to the Company. The unaudited pro-forma consolidated financial statements have been prepared for inclusion in an Information Circular dated May 8, 2017, in conjunction with the acquisition of 100% of the issued and outstanding share capital of Battle Mountain, pursuant to an arrangement agreement. The acquisition is subject to acceptance by Battle Mountain’s shareholders and certain securities regulatory approvals. In the opinion of the Company's management, the pro-forma consolidated financial statements include all adjustments necessary for fair presentation of the transactions as described below.

The unaudited pro-forma consolidated financial statements are not necessarily indicative of the financial position or results of operations which would have resulted if the combination had actually occurred as set out in Note 2.

The unaudited pro-forma consolidated financial statements should be read in conjunction with the December 31, 2016 audited consolidated financial statements of Gold Standard, the January 31, 2017 unaudited interim consolidated financial statements and the October 31, 2016 audited consolidated financial statements of Battle Mountain.

The unaudited pro-forma consolidated financial statements of the Company have been compiled from and include:

a)	Gold Standard’s audited consolidated financial statements as at December 31, 2016;

b)	Battle Mountain’s unaudited interim consolidated financial statements as at January 31, 2017 for the three months then ended;

c)	Battle Mountain’s audited consolidated financial statements as at October 31, 2016; and

d)	the additional information set out in Note 2.

2.	PRO-FORMA TRANSACTIONS

The pro-forma consolidated financial statements has been prepared based on the following assumptions:

a)

The unaudited pro-forma consolidated statement of financial position gives effect to the acquisitions as if it had occurred on December 31, 2016. The unaudited pro-forma consolidated statement of comprehensive loss gives effect to the acquisitions as if it occurred on the first day of the period presented.

GOLD STANDARD VENTURES CORP.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
DECEMBER 31, 2016

2.	PRO-FORMA TRANSACTIONS (continued)

b)

As consideration for acquiring all of the issued and outstanding common shares of Battle Mountain, other than those already owned by Gold Standard, the Company will issue 8,778,067 common shares and make cash payments of $3,713,619 to the shareholders of Battle Mountain.

The assets and liabilities of Battle Mountain assumed on the acquisition are as follows:

$
Cash and cash equivalents	3,028,869
Receivables	24,298
Marketable securities	578
Prepaid expenses	16,698
Exploration and evaluation assets	8,309,415
Reclamation bonds	33,150
Accounts payable and accrued liabilities	(167,869)

Net assets	11,245,139

The total consideration of the acquisition is as follows:

$
Cash payment	3,713,619
Value of shares issued	23,674,320
Transaction costs	1,446,831
Replacement stock options and warrants	1,761,466
30,596,236
Less: net assets	(11,245,139)

Excess consideration paid over the net assets of Battle Mountain	19,351,097

The excess of the consideration over the net assets of Battle Mountain has been added to the exploration and evaluation assets to reflect the fair value of the Lewis property.

Gold Standard and Battle Mountain incurred approximately $360,000 and $1,086,831, respectively, in transaction costs relating to the arrangement. These costs were capitalized as part of the acquisition of the exploration and evaluation assets.

As part of the arrangement, all unexercised Battle Mountain stock options and warrants have been exchanged for Gold Standard replacement stock options and warrants at the fixed exchange ratio at a value of $1,761,466.

c)	Upon completion of the arrangement, Battle Mountain incurred bonuses totalling $450,000 to the current management and directors of Battle Mountain.

d)	Upon completion of the arrangement, Battle Mountain incurred termination and severance payments totalling $301,840 to certain consultants of Battle Mountain.

e)

Gold Standard and Battle Mountain received proceeds totalling $1,373,860 and $534,400, respectively, for the exercise of 1,278,439 stock options of Gold Standard, and 1,160,000 stock options and 1,650,000 warrants of Battle Mountain valued at $1,114,392.

GOLD STANDARD VENTURES CORP.
NOTES TO PRO-FORMA CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited – Prepared by Management)
(Expressed in Canadian Dollars)
DECEMBER 31, 2016

2.	PRO-FORMA TRANSACTIONS (continued)

f)	Battle Mountain exercised the Lewis Property Option and made a final payment of $1,550,000 to acquire the remaining 40% interest in the Phoenix Joint Venture.

g)	Gold Standard advanced $1,550,000 as a loan to Battle Mountain.

h)	The intercompany loan mentioned in 2(g) above has been eliminated.

i)	The effect of the equity loss of $404,069 of Gold Standard as a result of the change in net assets of Battle Mountain has been reversed.

j)	Gold Standard’s existing investment in Battle Mountain of $6,579,090 has been added to the excess paid by the Company and transferred to the exploration and evaluation assets.

k)	Gold Standard’s proportional share of Battle Mountain’s share based compensation of $218,874 has been eliminated.

l)	The loss on royalty buydown of Gold Standard and Battle Mountain of $184,406 were combined.

3.	SHARE CAPITAL

Share capital as at December 31, 2016 in the unaudited pro-forma consolidated financial statements is comprised of the following:

		Number	Share
	Note	of Shares	Capital	Reserves
			$	$
Authorized
Unlimited common shares without par value

Issued
Share capital of Gold Standard as at December 31, 2016		221,516,735	191,358,298	5,310,291
Shares issued pursuant to the arrangement	2(b)	8,778,067	23,674,320	-
Issuance of replacement stock options and warrants	2(b)	-	-	1,761,466
Shares issued on exercise of stock options and warrants	2(e)	1,278,439	2,488,252	(1,114,392)
Gold Standard’s proportional share of Battle Mountain’s share based compensation	2(k)	-	-	(218,874)

		231,573,241	217,520,870	5,738,491